HYPOTHEKENBANK IN ESSEN AG

RECEIVED
2006 OCT 30 A 11:22
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Hypothekenbank in Essen AG ♦ Postfach 101861 ♦ 45018 Essen ♦ Germany

Gildehofstrasse 1
45127 Essen
Germany
www.essenhyp.com
info@essenhyp.com
Tel.: +49 201 8135-0
Fax: +49 201 8135-200

Bank Details:
Deutsche Bundesbank
Filiale Essen
Account No.: 360 096 10
BIC Code: HYES DE 3E

Commerzbank AG
Bank Code 360 400 39
Account No.: 177 64 75

Registered Letter / Advice of Delivery

Securities and Exchange Commission
Office of International Corporate Finance
Room 3099
450 Fifth Street, NW
Washington D.C. 20549
United States

06017749

Your ref.	Your message	Our ref.	Extension	Essen
		UM	-486	24.10.06

SUPPL

File No. 824883 – Frequent Issuer Status of Hypothekenbank in Essen AG

Dear Sir or Madam,

Please find enclosed the website as of September 30, 2006 (English version) and the Press Release "Essen Hyp goes Down Under" as of October 17, 2006 (English and German version).
We would be obliged if you could confirm that you have received this information by returning the enclosed answer form to us.

PROCESSED
OCT 31 2006
THOMSON FINANCIAL

Thank you very much for your assistance.

Yours faithfully,

Hypothekenbank in Essen
Aktiengesellschaft

dlw 10/30

HYPOTHEKENBANK IN ESSEN AG

17.10.2006

Press release

"Essen Hyp goes Down Under"

Essen Hyp is planning the **issue** of so-called **"Kangaroo Pfandbriefe"** in Australia. For that purpose a **Debt Issuance Program** with a volume of A$ 5 bn was launched, which enables the issue of both uncollateralized and covered bonds on the Australian market. FX risks are not taken into the book but will be hedged by means of a €/A$ currency swap. For the beginning we expect orders in the range of A$ 200 up to 400 m.

The **syndicate** comprises:

ABN AMRO (Arranger)
Royal Bank of Scotland
UBS
Commonwealth Bank of Australia
National Australia Bank

In order to present this new Pfandbrief and to open up to new groups of investors, Essen Hyp went on a roadshow to **Melbourne, Brisbane and Sydney** from **October 16 until 18, 2006**. The launching of the program, as well as the roadshow, were done in cooperation with ABN AMRO.

"We belong to the best 20 issuing houses all over the world and wish to extend our current basic target group of investors in Europe and North America by issuers on other continents," said Hubert Schulte-Kemper, CEO of Essen Hyp. Our roadshows have been ***very successful*** *and have shown themselves another step in the right direction."*

Hubert Schulte-Kemper considers the presentation in Australia another milestone in the framework of the bank's internationalization strategy. In this connection the Board of Managing Directors has recently assigned regional competencies within the Board. While Schulte-Kemper maintains contact with Asia, North America, Australia, the United Arab Emirates and Germany, Michael Fröhner is responsible for Western Europe and other Middle Eastern countries and Burkhard Dallosch for Scandinavia, Italy and Eastern Europe.

Contact partner for further information:

Caroline Fischer
Head of Public Relations Management
Gildehofstr. 1, 45127 Essen, Germany
Tel.: +49 201 / 81 35 495, Fax: + 49 201 / 81 35 469
E-Mail: caroline.fischer@essenhyp.com

HYPOTHEKENBANK IN ESSEN AG

17.10.2006

Pressemitteilung

„Essen Hyp goes down under"

Die Essen Hyp plant die **Emission** sogenannter **„Kanguru-Pfandbriefe"** in Australien. Hierzu wurde ein **Debt Issuance Program** mit einem Volumen von A$ 5,0 Mrd aufgelegt, das sowohl die Emission unbesicherter wie besicherter Schuldverschreibungen im australischen Markt erlaubt. FX-Risiken sollen nicht auf das Bankbuch genommen, sondern durch €/A$-Währungsswaps gehedget werden. Wir rechnen zunächst mit Ziehungen in einer Größenordnung von A$ 200 bis 400 Mio.

Das **Konsortium** setzt sich wie folgt zusammen:

ABN AMRO (Arranger)
Royal Bank of Scotland
UBS
Commonwealth Bank of Australia
National Australia Bank

Zur Präsentation dieser neuen Pfandbriefe und zwecks Erschließung neuer Investorengruppen präsentierte sich die Essen Hyp vom **16. bis 18. Oktober 2006** in **Melbourne, Brisbane und Sydney**. Das aufgelegte Programm sowie die Roadshow wurde von der ABN AMRO begleitet.

„Wir gehören zu den TOP 20 Emissionshäusern weltweit und wollen unsere bisherige Investorenbasis in Europa und Nordamerika um Adressen aus weiteren Kontinenten erweitern", so Hubert Schulte-Kemper, CEO der Essen Hyp. *„Unsere Roadshow war **sehr erfolgreich** und hat sich als ein weiterer Schritt in die richtige Richtung erwiesen."*

Hubert Schulte–Kemper sieht den Auftritt in Australien als weiteren Meilenstein im Rahmen der Internationalisierungsstrategie der Bank. Hierzu hat sich der Vorstand jüngst regionale Zuständigkeiten gegeben. Während Schulte-Kemper die Kontakte in Asien, Nordamerika, Australien, Vereinigte Arabische Emirate und Deutschland pflegt, ist Michael Fröhner für Westeuropa und sonstige Middle East-Staaten, Burkhard Dallosch für Skandinavien, Italien und Osteuropa verantwortlich.

Ihr Ansprechpartner für weitere Fragen:

Caroline Fischer
Abteilungsleiterin Public Relations Management
Gildehofstr. 1, 45127 Essen
Tel.: 0201 / 81 35 495, Fax: 0201 / 81 35 469
Email: caroline.fischer@essenhyp.com

The Final Terms will be displayed on the website of Essen Hyp (www.essenhyp.com) and in case of Notes listed on the Luxembourg Stock Exchange on the website of the Luxembourg Stock Exchange (www.bourse.lu).

12 September 2006
12. September 2006

Final Terms
Endgültige Bedingungen

EUR 35,000,000 Single callable Step-up Notes of 2006
due 14 September 2009
issued pursuant to the

EUR 35.000.000 Einfach kündbare Schuldverschreibungen mit Stufenzins von 2006
fällig am 14. September 2009
begeben aufgrund des

Euro 30,000,000,000
Essen Hyp Debt Issuance Programme

dated 28 April 2006
datiert 28. April 2006

of
der

Hypothekenbank in Essen Aktiengesellschaft

Issue Price: 100.00 per cent.
Ausgabepreis: 100,00 %

Issue Date: 14 September 2006
Tag der Begebung: 14. September 2006

Series No: HBE0J2
Serien Nr.: HBE0J2

Tranche No: 1
Tranche Nr.: 1

These are the Final Terms of an issue of Notes (which term, where applicable, shall include Pfandbriefe) under the Euro 30,000,000,000 Debt Issuance Programme of Hypothekenbank in Essen Aktiengesellschaft (the "Programme"). Full information on Hypothekenbank in Essen Aktiengesellschaft and the offer of the Notes is only available on the basis of the combination of the Debt Issuance Programme Prospectus pertaining to the Programme dated 28 April 2006 (the **"Prospectus"**) and these Final Terms. The Prospectus and any supplement thereto is available for viewing in electronic form on the website of the Luxembourg Stock Exchange (www.bourse.lu) and on the website of Hypothekenbank in Essen Aktiengesellschaft (www.essenhyp.com/en/bonds_notes/securities_ prospectus.php) and copies may be obtained from Hypothekenbank in Essen Aktiengesellschaft, Transaction Banking, Gildehofstrasse 1, D-45127 Essen, Federal Republic of Germany.
Dies sind die Endgültigen Bedingungen einer Emission von Schuldverschreibungen (dieser Begriff schließt an geeigneter Stelle Pfandbriefe ein) unter dem Euro 30.000.000.000 Debt Issuance Programm der Hypothekenbank in Essen Aktiengesellschaft (das "Programm"). Vollständige Informationen über die Hypotheken Bank in Essen Aktiengesellschaft und das Angebot der Schuldverschreibungen sind nur verfügbar, wenn die Endgültigen Bedingungen und der Basisprospekt vom 28. April 2006 über das Programm (der "Prospekt") zusammengenommen werden. Der Prospekt sowie jeder Nachtrag können in elektronischer Form auf der Internetseite der Luxembourg Stock Exchange (www.bourse.lu) und der Internetseite der Hypothekenbank in Essen Aktiengesellschaft

(www. essenhyp. com/en/bonds_notes/securities_prospectus.php) eingesehen werden. Kopien sind erhältlich unter folgender Adresse: Hypothekenbank in Essen Aktiengesellschaft, Marktfolge Treasury, Gildehofstraße 1, D-45127 Essen, Bundesrepublik Deutschland.

Part I. TERMS AND CONDITIONS
Teil I. EMISSIONSBEDINGUNGEN

This Part I of the Final Terms is to be read in conjunction with the Terms and Conditions of the Notes (the "Terms and Conditions") set forth in the Prospectus. Capitalised terms not otherwise defined herein shall have the meanings specified in the Terms and Conditions.

All references in this part of the Final Terms to numbered Articles and sections are to Articles and sections of the Terms and Conditions.

All provisions in the Terms and Conditions corresponding to items in these Final Terms which are either not selected or completed or which are deleted shall be deemed to be deleted from the terms and conditions applicable to the Notes (the "Conditions").

Dieser Teil I der Endgültigen Bedingungen ist in Verbindung mit den Emissionsbedingungen der Schuldverschreibungen (die "Emissionsbedingungen") zu lesen, die im Prospekt enthalten sind. Begriffe, die in den Emissionsbedingungen definiert sind, haben, falls die Endgültigen Bedingungen nicht etwas anderes bestimmen, die gleiche Bedeutung, wenn sie in diesen Endgültigen Bedingungen verwendet werden.

Bezugnahmen in diesem Teil der Endgültigen Bedingungen auf Paragraphen und Absätze beziehen sich auf die Paragraphen und Absätze der Emissionsbedingungen.

Sämtliche Bestimmungen der Emissionsbedingungen, die sich auf Variablen dieser Endgültigen Bedingungen beziehen und die weder angekreuzt noch ausgefüllt werden oder die gestrichen werden, gelten als in den auf die Schuldverschreibungen anwendbaren Emissionsbedingungen (die "Bedingungen") gestrichen.

PART I. A. Notes other than Participation Certificates
TEIL I. A. Schuldverschreibungen, die keine Genussscheine sind

Issuer ***Emittentin***	**Hypothekenbank in Essen Aktiengesellschaft**

Form of Conditions
Form der Bedingungen

☒ Long-Form
Nicht-konsolidierte Bedingungen

☐ Integrated
Konsolidierte Bedingungen

Language of Conditions
Sprache der Bedingungen

☐ German only
ausschließlich Deutsch

☐ English only
ausschließlich Englisch

☐ English and German (English controlling)
Englisch und Deutsch (englischer Text maßgeblich)

☒ German and English (German controlling)
Deutsch und Englisch (deutscher Text maßgeblich)

Currency, Denomination, Form, Certain Definitions (§ 1)
Währung, Stückelung, Form, Definitionen (§ 1)

Currency and Denomination
Währung und Stückelung

Specified Currency *Festgelegte Währung*	Euro („EUR") *Euro („EUR")*
Aggregate Principal Amount *Gesamtnennbetrag*	EUR 35,000,000 *EUR 35.000.000*
Specified Denomination(s) *Festgelegte Stückelung/Stückelungen*	EUR 50,000 *EUR 50.000*
Number of Notes to be issued in each Specified Denomination *Anzahl der in jeder festgelegten Stückelung auszugebenden Schuldverschreibungen*	700 *700*
Minimum Transfer Amount (specify) *Mindestnennbetrag für Übertragungen (angeben)*	EUR 50,000 *EUR 50.000*

Form
Form

☒ **Notes**
Schuldverschreibungen

☐ **Pfandbriefe**

- ☐ Mortgage Pfandbriefe
  Hypothekenpfandbriefe

- ☐ Public-Sector Pfandbriefe
  Öffentliche Pfandbriefe

☐ **New Global Note** No
New Global Note *Nein*

☒ **TEFRA C**
TEFRA C

☒ Permanent Global Note
Dauerglobalurkunde

☐ Temporary Global Note exchangeable for:
Vorläufige Globalurkunde austauschbar gegen:

☐ Definitive Notes
Einzelurkunden

☐ **TEFRA D**
TEFRA D

Temporary Global Note exchangeable for:
Vorläufige Globalurkunde austauschbar gegen:

☐ Permanent Global Note
Dauerglobalurkunde

☐ Definitive Notes
Einzelurkunden

☐ **Neither TEFRA D nor TEFRA C**
Weder TEFRA D noch TEFRA C

☐ Permanent Global Note
Dauerglobalurkunde

☐ Temporary Global Note exchangeable for:
Vorläufige Globalurkunde austauschbar gegen:

☐ Definitive Notes
Einzelurkunden

Definitive Notes No
Einzelurkunden *Nein*

☐ Coupons
Zinsscheine

☐ Talons
Talons

☐ Receipts
Rückzahlungsscheine

Certain Definitions
Definitionen

Clearing System
Clearing System

☒ Clearstream Banking AG
Neue Börsenstraße 1
D-60487 Frankfurt am Main

☐ Euroclear Bank S. A./N. V. (Euroclear Operator)
1 Boulevard du Roi Albert II
B-1210 Brussels

☐ Clearstream Banking, société anonyme
42 Avenue JF Kennedy
L-1855 Luxembourg

☐ The Depository Trust Company
55 Water Street
New York, NY 10041-0099
USA

☐ Other (specify)
Sonstige (angeben)

STATUS (§ 2)
STATUS (§ 2)

☒ Unsubordinated
Nicht-nachrangig

☐ Subordinated
Nachrangig

INTEREST (§ 3)
ZINSEN (§ 3)

☒ **Fixed Rate Notes**
Festverzinsliche Schuldverschreibungen
Rate of Interest and Interest Payment Dates
Zinssatz und Zinszahlungstage

Interest Commencement Date *Verzinsungsbeginn*	14 September 2006 *14. September 2006*
Rate of Interest	3.75 per cent. per annum from 14 September 2006 to 13 September 2007 (each inclusive); 4.00 per cent. per annum from 14 September 2007 to 13 September 2009 (each inclusive).
Zinssatz	*3,75% per annum vom 14. September 2006 bis 13. September 2007 (jeweils einschließlich);* *4,00% per annum vom 14. September 2007 bis 13. September 2009 (jeweils einschließlich).*
Fixed Interest Payment Date *Fester Zinszahlungstag*	14 September in each year *14. September in jedem Jahr*
First Interest Payment Date *Erster Zinszahlungstag*	14 September 2007 *14. September 2007*
Initial Broken Amount(s) (per specified denomination) *Anfängliche(r) Bruchteilzinsbetrag(-beträge) (für jede festgelegte Stückelung)*	Not applicable *Nicht anwendbar*
Fixed Interest Date preceding the Maturity Date *Festzinstermin, der dem Fälligkeitstag vorangeht*	14. September 2008 *14. September 2008*
Final Broken Amount(s) (per specified denomination)	Not applicable

Abschließende(r) Bruchteilzinsbetrag(-beträge) (für jede festgelegte Stückelung) | *Nicht anwendbar*

☐ **Floating Rate Notes** | Not applicable
Variabel verzinsliche Schuldverschreibungen | *Nicht anwendbar*

Interest Payment Dates
Zinszahlungstage

Interest Commencement Date
Verzinsungsbeginn

Specified Interest Payment Dates
Festgelegte Zinszahlungstage

Specified Interest Period(s)
Festgelegte Zinsperiode(n)

Business Day Convention
Geschäftstagskonvention

☐ Modified Following Business Day Convention
Modifizierte Folgender Geschäftstag-Konvention

☐ FRN Convention (specify period(s)
FRN Konvention (Zeitraum angeben)

☒ Following Business Day Convention
Folgender Geschäftstag-Konvention

☐ Preceding Business Day Convention
Vorangegangener Geschäftstag-Konvention

Relevant Financial Centres
Relevante Finanzzentren

Rate of Interest
Zinssatz

☐ Screen Rate Determination
Bildschirmfeststellung

☐ EURIBOR (Brussels time/TARGET Business Day/Interbank Market in the euro-zone)
EURIBOR (Brüsseler Ortszeit/TARGET Geschäftstag/ Interbanken-Markt in der Euro-Zone)

Screen page
Bildschirmseite

☐ LIBOR (London time/London Business Day London Interbank Market)
LIBOR (Londoner Ortszeit/Londoner Geschäftstag/ Londoner Interbanken-Markt)

Screen page
Bildschirmseite

☐ Other (specify)
Sonstige (angeben)

Screen page
Bildschirmseite

☐ Formula
Formel
(set forth details in full here or in an attachment)

(Einzelheiten hier oder in einer Anlage einfügen)

Reference Banks (if other than as specified in § 3(2)) (specify)
Referenzbanken (sofern abweichend von § 3 Absatz 2) (angeben)

☐ ISDA Determination
ISDA-Feststellung

☐ Other Method of Determination (insert details (including Margin, Interest Determination Date, Reference Banks, fall-back provisions))
Andere Methoden der Bestimmung (Einzelheiten angeben (einschließlich Zinsfestlegungstag, Marge, Referenzbanken, Ausweichbestimmungen))

Margin
Marge

☐ plus
plus

☐ minus
minus

Interest Determination Date
Zinsfestlegungstag

☐ second Business Day prior to commencement of Interest Period
zweiter Geschäftstag vor Beginn der jeweiligen Zinsperiode

☐ first day of each Interest Period
erster Tag der jeweiligen Zinsperiode

☐ other (specify)
sonstige (angeben)

Minimum and Maximum Rate of Interest
Mindest- und Höchstzinssatz

☐ Minimum Rate of Interest
Mindestzinssatz

☐ Maximum Rate of Interest
Höchstzinssatz

☐ **Zero Coupon Notes** — Not applicable
Nullkupon-Schuldverschreibungen — *Nicht anwendbar*

Accrual of Interest
Auflaufende Zinsen

Amortisation Yield
Emissionsrendite

☐ **Dual Currency Notes** — Not applicable
Doppelwährungs-Schuldverschreibungen — *Nicht anwendbar*

(set forth details in full here (including exchange rate(s) or basis for calculating exchange rate(s) to determine interest, a description of any market disruption or settlement disruption events that affect the underlying and adjustment rules with relation to events concerning the underlying))
(Einzelheiten einfügen (einschließlich Wechselkurs(e) oder Grundlage für die Berechnung des/der Wechselkurs(e) zur Bestimmung von Zinsbeträgen, eine Beschreibung etwaiger Störungen des Marktes oder bei der Abrechnung, die den Basiswert beeinflussen sowie

Korrekturvorschriften in Bezug auf Vorfälle, die den Basiswert beeinflussen))

☐ **Instalment Notes** — Not applicable
Raten-Schuldverschreibungen — *Nicht anwendbar*
(set forth details in full here)
(Einzelheiten einfügen)

☐ **Index-linked Notes** — Not applicable
Indexierte Schuldverschreibungen — *Nicht anwendbar*
(set forth details in full here (including index/formula, basis for calculating interest, a description of any market disruption or settlement disruption events that affect the underlying and adjustment rules with relation to events concerning the underlying))
(Einzelheiten einfügen (einschließlich des Index/der Formel, der Grundlage für die Berechnung der Zinsbeträge sowie Beschreibung etwaiger Störungen des Marktes oder bei der Abrechnung, die den Basiswert beeinflussen und Korrekturvorschriften in Bezug auf Vorfälle, die den Basiswert beeinflussen))

☐ **Credit-linked Notes** — Not applicable
Credit-linked Notes — *Nicht anwendbar*
(set forth details in full here (including basis for calculating interest and fall back provisions))
(Einzelheiten einfügen (einschließlich der Grundlagen für die Berechnung der Zinsbeträge sowie Ausweichbestimmungen))

☐ **other structured Notes** — Not applicable
andere strukturierte Schuldverschreibungen — *Nicht anwendbar*
(set forth details in full here (including fall back provisions, if applicable and the relevant reference date is not available))
(Einzelheiten einfügen (einschließlich Ausweichbestimmungen, wenn anwendbar und der maßgebliche Referenzsatz nicht verfügbar ist))

Day Count Fraction
Zinstagequotient

☒ Actual/Actual (ICMA)

☐ Actual/Actual (ISDA) (Actual/365)

☐ Actual/365 (Fixed)

☐ Actual/360

☐ 30/360 or 360/360 (Bond Basis)

☐ 30E/360 (Eurobond Basis)

☐ Other
Anderer

PAYMENTS (§ 4)
ZAHLUNGEN (§ 4)

Payment Business Day
Zahlungstag

Relevant Financial Centre(s) (specify all) — Clearing System and TARGET
Relevante(s) Finanzzentren(um) (alle angeben) — *Clearing System und TARGET*

REDEMPTION (§ 5)
RÜCKZAHLUNG (§ 5)

Final Redemption
Rückzahlung bei Endfälligkeit

☒ **Notes other than Instalment, Dual Currency, Index-linked, Credit-linked or Structured Notes**
Schuldverschreibungen außer Raten-, Doppelwährungs-, Indexierte-, Credit linked- oder Strukturierte-Schuldverschreibungen

☒ Maturity Date *Fälligkeitstag*	14 September 2009 *14. September 2009*
☐ Redemption Month *Rückzahlungsmonat*	
☐ Final Redemption Amount *Rückzahlungsbetrag*	
☒ Principal amount *Nennbetrag*	
☐ Final Redemption Amount (per specified denomination) *Rückzahlungsbetrag (für jede festgelegte Stückelung)*	

☐ **Instalment Notes**
Raten-Schuldverschreibungen

Instalment Date(s) *Ratenzahlungstermin (e)*	
Instalment Amount(s) *Rate(n)*	

Early Redemption
Vorzeitige Rückzahlung

Optional Redemption for Taxation Reasons ***Option zur vorzeitigen Rückzahlung aus steuerlichen Gründen***	Yes *Ja*
Early Redemption at the Option of the Issuer ***Vorzeitige Rückzahlung nach Wahl der Emittentin***	Yes *Ja*
Minimum Redemption Amount *Mindestrückzahlungsbetrag*	
Higher Redemption Amount *Höherer Rückzahlungsbetrag*	
Call Redemption Date(s) *Wahlrückzahlungstag (Call)*	14 September 2007 *14. September 2007*
Call Redemption Amount(s) *Wahlrückzahlungsbetrag (Call)*	Total Principal Amount *Gesamtnennbetrag*
Minimum Notice to Holders *Mindestkündigungsfrist*	5 Frankfurt Business Days *5 Frankfurter Bankarbeitstage*
Maximum Notice to Holders *Höchstkündigungsfrist*	
Early Redemption at the Option of a Holder ***Vorzeitige Rückzahlung nach Wahl des Gläubigers***	No *Nein*
Put Redemption Date(s) *Wahlrückzahlungstag(e) (Put)*	
Put Redemption Amount(s) *Wahlrückzahlungsbetrag/-beträge (Put)*	

Minimum Notice to Issuer
Mindestkündigungsfrist

Maximum Notice to Issuer (never more than 60 days)
Höchstkündigungsfrist (nie mehr als 60 Tage)

Early Redemption Amount ***Vorzeitiger Rückzahlungsbetrag***	No *Nein*

Zero Coupon Notes:
Nullkupon-Schuldverschreibungen:

Reference Price
Referenzpreis

Redemption of Notes other than Zero Coupon, Fixed Rate, Floating Rate and Instalment Notes ***Rückzahlung von Schuldverschreibungen, die weder Nullkupon-, festverzinsliche, variabel verzinsliche noch Raten-Schuldverschreibungen sind***	Not applicable *Nicht anwendbar*

☐ **Dual Currency Notes**
Doppelwährungs-Schuldverschreibungen
(set forth details in full here (including exchange rate(s) or basis for calculating exchange rate(s) to determine principal/fall-back provisions))
(Einzelheiten einfügen (einschließlich Wechselkurs(e) oder Grundlage für die Berechnung des/der Wechselkurs(e) zur Bestimmung von Kapitalbeträgen/Ausweichbestimmungen))

☐ **Index-linked Notes**
Indexierte Schuldverschreibungen
(set forth details in full here)
(Einzelheiten einfügen)

☐ **Credit-linked Notes**
Credit-linked Schuldverschreibungen
(set forth details in full here)
(Einzelheiten einfügen)

☐ **other structured Notes**
andere strukturierte Schuldverschreibungen
(set forth details in full here)
(Einzelheiten einfügen)

FISCAL AGENT AND PAYING AGENT (§ 6)
EMISSIONSSTELLE UND ZAHLSTELLE (§ 6)

Paying Agents
Zahlstellen

☒ Fiscal Agent *Emissionsstelle*	Hypothekenbank in Essen AG Gildehofstraße 1 D-45127 Essen
☒ Additional Paying Agent(s)/specified office(s) *Zahlstelle(n)/bezeichnete Geschäftsstelle(n)*	Hypothekenbank in Essen AG Gildehofstraße 1 D-45127 Essen

☐ Calculation Agent
Berechnungsstelle

☐ Yes
Ja

☒ No
Nein

☐ Required location (specify)
Vorgeschriebenen Ort (angeben)

NOTICES (§ 12)
MITTEILUNGEN (§ 12)

Place and medium of publication
Ort und Medium der Bekanntmachung

Publication in printed form
Bekanntmachung in gedruckter Form

☐ London (Financial Times)
London (Financial Times)

☐ Luxembourg (d'Wort)
Luxemburg (d'Wort)

☒ Germany (Börsen-Zeitung)
Deutschland (Börsen-Zeitung)

☐ Other (specify)
Sonstige (angeben)

Publication on the website of the stock exchange
Bekanntmachung auf der Website der Börse

Stock Exchange
Börse

Internet Address
Internetadresse

Governing law ***Anwendbares Recht***	**German Law** ***Deutsches Recht***

PART I. B. PARTICIPATION CERTIFICATES **Not applicable**
TEIL I. B. GENUSSSCHEINE ***Nicht anwendbar***

Issuer **Hypothekenbank in Essen Aktiengesellschaft**
Emittentin

Form of Conditions
Form der Bedingungen

☐ Long-Form
Nicht-konsolidierte Bedingungen

☐ Integrated
Konsolidierte Bedingungen

Language of Conditions
Sprache der Bedingungen

☐ German only
ausschließlich Deutsch

☐ English only
ausschließlich Englisch

☐ English and German (English controlling)
Englisch und Deutsch (englischer Text maßgeblich)

☐ German and English (German controlling)
Deutsch und Englisch (deutscher Text maßgeblich)

Issue, Principal Amount (§ 1)
Begebung, Nennbetrag (§ 1)

Aggregate Principal Amount
Gesammtnennbetrag

Date of general meeting
Datum der Hauptversammlung

Number of Participation Certificates
Anzahl der Stücke

Principal amount
Nennbetrag

Distributions (§ 2)
Ausschüttung (§ 2)

☐ Fixed Rate Participation Certificates
festverzinsliche Genussscheine

Rate of interest
Zinssatz

Interest Commencement Date
Verzinsungsbeginn

☐ Floating Rate Participation Certificates
variabel verzinsliche Genussscheine

Interest Commencement Date
Verzinsungsbeginn

Reference Dates
Referenztermine

Margin
Marge

Euribor Rate [three/six/nine/twelve month]
Euribor-Satz [drei/sechs/neun/zwölf Monate]

Screen Page
Bildschirmseite

Distribution Date(s)
Ausschüttungstag(e)

First Distribution Date
Erster Ausschüttungstag

Term, Termination by the Issuer (§ 6)
Laufzeit, Kündigung (§ 6)

End of term
Laufzeitende

Repayment Date
Rückzahlungstag

Interest Rate applicable to the Final Interest Period
Zinssatz für die abschließende Zinsperiode

☐ Distribution rate
Ausschüttungszinssatz

☐ Other (specify)
Sonstige (angeben)

Termination
Kündigung

Call Date
Ankündigungstermin

Date of Termination
Kündigungstermin

PART I. C.: GLOBAL PFANDBRIEFE ***TEIL I. C.: GLOBALPFANDBRIEFE***	**Not applicable** ***Nicht anwendbar***
Issuer ***Emittentin***	**Hypothekenbank in Essen Aktiengesellschaft**

General Provisions (§ 1)
Allgemeine Bestimmungen (§ 1)

☐ [Global] Mortgage Pfandbriefe
[Global] Hypothekenpfandbriefe

☐ [Global] Public-Sector Pfandbriefe
[Global] Öffentliche Pfandbriefe

Aggregate Principal Amount
Gesamtnennbetrag

Number of Notes
Anzahl der Stücke

Principal Amount
Nennbetrag

Number of Notes to be issued in the Principal Amount
Anzahl der im Nennbetragauszugebenden Schuldverschreibungen

Custodian for The Depository Trust Company
Verwahrer für The Depository Trust Company

☐ J. P. Morgan Trust Company, National Association

☐ Other (specify)
Anderer (angeben)

Currency
Währung

☐ EUR

☐ USD

Interest (§ 2)
Zinsen (§ 2)

Rate of interest
Zinssatz

Interest Commencement Date
Verzinsungsbeginn

Fixed Interest Payment Date(s)
Festzinstermin(e)

First Interest Payment Date
Erster Festzinstermin

Initial Broken Amount
Anfänglicher Bruchteilzinsbetrag

Fixed Interest Date preceding the Maturity Date
Festzinstermin, der dem Fälligkeitstag vorangeht

Final Broken Amount
Abschließender Bruchteilzinsbetrag

Day Count Fraction
Zinstagequotient

☐ Actual/Actual (Actual/365)

☐ 30/360

Repayment (§ 3)
Rückzahlung (§ 3)

Specified Maturity Date
Festgelegter Endfälligkeitstag

Payments (§ 4)
Zahlungen (§ 4)

Frankfurt Business Day
Frankfurter Geschäftstag

☐ TARGET

Registrar and Paying Agents (§ 8)
Die Registrierungsstelle und die Zahlstellen (§ 8)

Paying Agent
Zahlstelle

☐ BNP Paribas Securities Services Luxembourg Branch

☐ Hypothekenbank in Essen AG

☐ J. P. Morgan Trust Company, National Association

☐ Other (specify)
Andere (angeben)

Notices (§ 9)
Bekanntmachungen (§ 9)

☐ d'Wort

PART II. OTHER INFORMATION
TEIL II. ZUSÄTZLICHE INFORMATIONEN

Specific Risk Factors
Spezielle Risikofaktoren

Interest of natural and legal persons involved in the issue/offer
Interessen von Seiten natürlicher und juristischer Personen, die an der Emission/dem Angebot beteiligt sind

☒ Save as discussed in the Prospectus under "Interest of Natural and Legal Persons involved in the Issue/Offer", so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.
Mit Ausnahme der im Prospekt im Abschnitt "Interest of Natural and Legal Persons involved in the Issue/Offer" angesprochenen Interessen bestehen bei den an der Emission beteiligten Personen nach Kenntnis der Emittentin keine Interessen, die für das Angebot bedeutsam sind.

☐ Other interest (specify)
Andere Interessen (angeben)

Reasons for the offer	See "Use of Proceeds" in the Prospectus
Gründe für das Angebot	*Siehe „Use of Proceeds" im Prospekt*
Estimated net proceeds	EUR 35,000,000
Geschätzter Nettobetrag der Erträge	*EUR 35.000.000*
Estimated total expenses of the issue	EUR 1,100
Geschätzte Gesamtkosten der Emission	*EUR 1.100*

Eurosystem eligibility
EZB-Fähigkeit

Intended to be held in a manner which would allow Eurosystem eligibility
Soll in EZB-fähiger Weise gehalten werden

Securities Identification Numbers
Wertpapier-Kenn-Nummern

☒ Common Code	**026671221**
Common Code	***026671221***
☒ ISIN Code	DE000HBE0J26
ISIN Code	*DE000HBE0J26*
☒ German Securities Code	HBE0J2
Wertpapier-Kenn-Nummer (WKN)	*HBE0J2*
☐ Any other securities number	
Sonstige Wertpapier-Kenn-Nummer	

Yield
Rendite

Yield (if Notes are not redeemed prior to maturity)	3.91 per cent. per annum
Rendite (sofern die Schuldverschreibungen nicht vor Endfälligkeit gekündigt werden)	*3,91% per annum*

Method of calculating the yield
Berechnungsmethode der Rendite

☒ ICMA method: The ICMA method determines the effective interest rate of notes taking into account accrued interest on a daily basis
ICMA Methode: Die ICMA Methode ermittelt die Effektivverzinsung von Schuldverschreibungen unter Berücksichtigung der täglichen Stückzinsen

☐ Other method (specify)
Andere Methode (angeben)

☐ **Historic Interest Rates** — Not applicable
Zinssätze der Vergangenheit — *Nicht anwendbar*

Details of historic **[**EURIBOR**][**LIBOR**][**OTHER**]** rates can be obtained from **[**insert relevant Screen Page**]**
*Einzelheiten der Entwicklung der **[**EURIBOR**][**LIBOR**][**ANDERE**]** Sätze in der Vergangenheit können abgerufen werden unter **[**relevante Bildschirmseite einfügen**]***

☐ Details relating to the Performance of the **[**Index**][**Formula**][**other variable**]**.
Einzelheiten hinsichtlich der Entwicklung des **[**Index**][**der Formel**][**einer anderen Variablen**]**

Name of index — Not applicable
Bezeichnung des Index — *Nicht anwendbar*

Description of index / Details of where information about index can be obtained
Indexbeschreibung / Angaben, wo Informationen zum Index zu finden sind

Description of interest rate
Beschreibung des Zinssatzes

Other equivalent information regarding the underlying (including, in the case of a basket of underlyings, a disclosure of the relevant weightings of each underlying in the basket)
Sonstige gleichwertigen Informationen bezüglich des Basiswertes (einschließlich, im Falle eines Korbs von Basiswerten, die Angabe der entsprechenden Gewichtungen jedes einzelnen Basiswertes im Korb)

Comprehensive explanation of how the value of the investment is affected by the underlying and the circumstances when risks are most evident
Umfassende Erläuterung darüber, wie der Wert der Anlage durch den Wert des Basiswerts beeinflusst wird, insb. in den Fällen, in denen die Risiken offensichtlich sind

Market disruption or settlement disruption events that may affect the underlying
Markt- oder Abwicklungsstörungen, die den Basiswert beeinflussen

Adjustment rules with relation to events concerning the underlying
Anpassungsvorschriften in Bezug auf Ereignisse, die den Basiswert betreffen

☐ **Details relating to the Performance of Rate(s) of Exchange and Explanation of Effect on Value of Investment**
Einzelheiten der Entwicklung des bzw. der Wechselkurse und Erläuterung der Auswirkungen auf den Wert der Anlage

Not applicable
Nicht anwendbar

Selling Restrictions
Verkaufsbeschränkungen

☒ The Selling Restrictions set out in the Prospectus shall apply.
Es gelten die im Prospekt wiedergegebenen Verkaufsbeschränkungen.

☒ TEFRA C
TEFRA C

☐ TEFRA D
TEFRA D

☐ Neither TEFRA C nor TEFRA D
Weder TEFRA C noch TEFRA D

☐ Additional Selling Restrictions (specify)
Zusätzliche Verkaufsbeschränkungen (angeben)

Taxation
Besteuerung

Information on taxes on the income from the Notes withheld at source in respect of countries where the offer is being made or admission to trading is being sought.
Informationen über die an der Quelle einbehaltene Steuer auf Schuldverschreibungen hinsichtlich der Länder in denen das Angebot unterbreitet oder die Zulassung zum Handel beantragt wird.

none
keine

Restrictions on the free transferability of the Notes
Beschränkungen der freien Übertragbarkeit der Wertpapiere

none
keine

TERMS AND CONDITIONS OF THE OFFER
BEDINGUNGEN UND KONDITIONEN DES ANGEBOTS

Conditions, offer statistics, plan of distribution and allotment, pricing
Bedingungen, Angebotstatistik, Vertriebs- und Zuteilungsplan, Preisfestsetzung

none
keine

Conditions to which the offer is subject
Bedingungen, denen das Angebot unterliegt

none
keine

Time period, including any possible amendments, during which the offer will be open
Frist – einschließlich etwaiger Änderungen – während der das Angebot vorliegt

☒ Not applicable
Nicht anwendbar

☐ Specify Details
Einzelheiten einfügen

Description of the application process
Beschreibung des Prozesses für die Umsetzung des Angebots

☒ Not applicable
Nicht anwendbar

☐ Specify Details
Einzelheiten einfügen

A description of the possibility to reduce subscriptions and the manner for refunding excess amount paid by applicants
Beschreibung der Möglichkeit zur Reduzierung der Zeichnungen und der Art und Weise der Erstattung des zu viel gezahlten Betrags an die Zeichner

☒ Not applicable
Nicht anwendbar

☐ Specify Details
Einzelheiten einfügen

Details of the minimum and/or maximum amount of application, (whether in number of notes or aggregate amount to invest)
Einzelheiten zum Mindest- und/oder Höchstbetrag der Zeichnung (entweder in Form der Anzahl der Schuldverschreibungen oder des aggregierten zu investierenden Betrags)

☒ Not applicable
Nicht anwendbar

☐ Specify Details
Einzelheiten einfügen

Method and time limits for paying up the notes and for delivery of the notes
Methode und Fristen für die Ratenzahlung der Wertpapiere und ihre Lieferung

Manner and date in which results of the offer are to be made public
Art und Weise sowie Termin, auf die bzw. an dem die Ergebnisse des Angebots zu veröffentlichen sind

☒ Not applicable
Nicht anwendbar

☐ Specify Details
Einzelheiten einfügen

The procedure for the exercise of any right of pre-emption, the negotiability of subscription rights and the treatment of subscription rights not exercised.
Verfahren für die Ausübung eines etwaigen Vorzugsrechts, die Marktfähigkeit der Zeichnungsrechte und die Behandlung der nicht ausgeübten Zeichnungsrechte

☒ Not applicable
Nicht anwendbar

☐ Specify Details
Einzelheiten einfügen

Various categories of potential investors to which the notes are offered
Angabe der verschiedenen Kategorien der potentiellen Investoren, denen die Schuldverschreibungen angeboten werden

☒ Not applicable
Nicht anwendbar

☐ Specify Details
Einzelheiten einfügen

Process for notification to applicants of the amount allotted and indication whether dealing may begin before notification is made

Verfahren zur Meldung des den Zeichnern zugeteilten Betrags und Angabe, ob eine Aufnahme des Handels vor dem Meldeverfahren möglich ist

☒ Not applicable
Nicht anwendbar

☐ Specify Details
Einzelheiten einfügen

Expected price at which the notes will be offered / method of determining the price and the process for its disclosure and amount of any expenses and taxes specifically charged to the subscriber or purchaser.
Kurs, zu dem die Schuldverschreibungen angeboten werden / Methode, mittels deren der Angebotskurs festgelegt wird und Angaben zum Verfahren für die Offenlegung sowie der Kosten und Steuern, die speziell dem Zeichner oder Käufer in Rechnung gestellt werden.

☒ Not applicable
Nicht anwendbar

☐ Specify Details
Einzelheiten einfügen

Placing and Underwriting
Platzierung und Übernahme

Name and address of the co-ordinator(s) of the global offer and of single parts of the offer and, to the extent known to the Issuer or the offeror, of the placers in the various countries where the offer takes place.
Name und Anschrift des Koordinators/der Koordinatoren des globalen Angebots oder einzelner Teile des Angebots und – sofern dem Emittenten oder dem Bieter bekannt – Angaben zu den Plazierern in den einzelnen Ländern des Angebots.

Method of distribution
Vertriebsmethode

☒ Non-syndicated
Nicht syndiziert

☐ Syndicated
Syndiziert

Subscription Agreement
Übernahmevertrag

Date of Subscription Agreement
Datum des Subscription Agreements

General Features of the Subscription Agreement
Hauptmerkmale des Übernahmevertrags

Management Details including form of commitment
Einzelheiten bezüglich des Bankenkonsortiums einschließlich der Art der Übernahme

Dealer / Management Group (specify name and address) *Plazeur / Bankenkonsortium (Name und Adresse angeben)*	DZ BANK AG Deutsche Zentral-Genossen-schaftsbank, Frankfurt am Main Platz der Republik D-60265 Frankfurt am Main

☒ firm commitment
feste Zusage

☐ no firm commitment/best efforts arrangements
keine feste Zusage/zu den bestmöglichen Bedingungen

Commissions
Provisionen

Management/Underwriting Commission (specify) *Management- und Übernahmeprovision (angeben)*	Not Applicable *Nicht anwendbar*
Selling Concession (specify) *Verkaufsprovision (angeben)*	Not Applicable *Nicht anwendbar*
Listing Commission *Börsenzulassungprovision*	Not Applicable *Nicht anwendbar*
Other (specify) *Andere (angeben)*	Not Applicable *Nicht Anwendbar*
Stabilising Dealer(s)/Manager(s) ***Kursstabilisierender Dealer/Manager***	Not Applicable Nicht Anwendbar
Subscription Agreement ***Übernahmevertrag***	Not Applicable *Nicht Anwendbar*

- Date of subscription agreement
  Datum des Übernahmevertrags
- General features of the subscription agreement (including the quotas)
  Angabe der Hauptmerkmale des Übernahmevertrags (einschließlich der Quoten)

Listing(s) ***Börsenzulassung(en)***	Yes *Ja*

☐ Luxembourg
Luxemburg

☐ Regulated Market

☐ Euro MTF

☒ Düsseldorf

☐ Other (insert details)
Sonstige (Einzelheiten einfügen)

Date of admission ***Datum der Zulassung***	has been applied for *ist beantragt*
Estimate of the total expenses related to admission to trading ***Geschätzte Gesamtkosten für die Zulassung zum Handel***	EUR 1,100 *EUR 1.100*

All regulated markets or equivalent markets on which, to the knowledge of the Issuer, notes of the same class (Series) of the Notes to be offered or admitted to trading are already admitted to trading
Angabe sämtlicher geregelter oder gleichwertiger Märkte, auf denen nach Kenntnis der Emittentin Schuldverschreibungen der gleichen Wertpapierkategorie (Serie), die zum Handel angeboten oder zugelassen werden sollen, bereits zum Handel zugelassen sind

☐ Luxembourg
Luxemburg

☐ Düsseldorf

☐ Other (insert details)
Andere (Einzelheiten einfügen)

Name and address of the entities which have a firm commitment to act as intermediaries in secondary trading, providing liquidity through bid and offer rates and description of the main terms of their commitment
Name und Anschrift der Institute, die aufgrund einer festen Zusage als Intermediäre im Sekundärhandel tätig sind und Liquidität mittels Geld- und Briefkursen erwirtschaften, und Beschreibung der Hauptbedingungen der Zusagevereinbarung

☒ Not applicable

Nicht anwendbar

Rating ***Rating***	has been applied for *ist beantragt*
Other relevant terms and conditions (specify) ***Andere relevante Bestimmungen (einfügen)***	
Listing: ***Börsenzulassung:***	Düsseldorf *Düsseldorf*

The above Final Terms comprise the details required to list this issue of Notes pursuant to the € 30,000,000,000 Essen Hyp Debt Issuance Programme of Hypothekenbank in Essen Aktiengesellschaft (as from 14 September 2006).
Die vorstehenden Endgültigen Bedingungen enthalten die Angaben, die für die Börsennotierung dieser Emission von Schuldverschreibungen unter dem € 30.000.000.000 Essen Hyp Debt Issuance Programme der Hypothekenbank in Essen Aktiengesellschaft (ab dem 14. September 2006) erforderlich sind.

Responsibility
Verantwortlichkeit

The Issuer accepts responsibility for the information contained in these Final Terms as set out in the section "Responsibility Statement" on page 3 of the Prospectus, provided that, with respect to any information included herein and specified to be sourced from a third party (i) the Issuer confirms that any such information has been accurately reproduced and as far as the Issuer is aware and is able to ascertain from information available to it from such third party, no facts have been omitted, the omission of which would render the reproduced information inaccurate or misleading and (ii) the Issuer has not independently verified any such information and accepts no responsibility for the accuracy thereof.
Die Emittentin übernimmt die Verantwortung für die in diesen Endgültigen Bedingungen enthaltenen Informationen wie im Abschnitt "Responsibility Statement" auf Seite 3 des Prospekts bestimmt. Hinsichtlich der hierin enthaltenen und als solche gekennzeichneten Informationen von Seiten Dritter gilt Folgendes: (i) Die Emittentin bestätigt, dass diese Informationen zutreffend wiedergegeben worden sind und – soweit es der Emittentin bekannt ist und sie aus den von diesen Dritten zur Verfügung gestellten Informationen ableiten konnte – keine Fakten weggelassen wurden, deren Fehlen die reproduzierten Informationen unzutreffend oder irreführend gestalten würden; (ii) die Emittentin hat diese Informationen nicht selbständig überprüft und übernimmt keine Verantwortung für ihre Richtigkeit.

Hypothekenbank in Essen Aktiengesellschaft

____
[Name & title of signatory]
[Name und Titel des Unterzeichnenden]

The Final Terms will be displayed on the website of Essen Hyp (www.essenhyp.com) and in case of Notes listed on the Luxembourg Stock Exchange on the website of the Luxembourg Stock Exchange (www.bourse.lu).

13 September, 2006

Final Terms

USD 100,000,000 Fixed Rate Notes due September 2012

issued pursuant to the

Euro 30,000,000,000
Essen Hyp Debt Issuance Programme

dated 28 April 2006

of

Hypothekenbank in Essen Aktiengesellschaft

Issue Price: 100.00 per cent.

Issue Date: 15 September, 2006

Series No: HBE1LH

These are the Final Terms of an issue of Notes (which term, where applicable, shall include Pfandbriefe) under the Euro 30,000,000,000 Debt Issuance Programme of Hypothekenbank in Essen Aktiengesellschaft (the "Programme"). Full information on Hypothekenbank in Essen Aktiengesellschaft and the offer of the Notes is only available on the basis of the combination of the Debt Issuance Programme Prospectus pertaining to the Programme dated 28 April 2006 (the "**Prospectus**") and these Final Terms. The Prospectus and any supplement thereto is available for viewing in electronic form on the website of the Luxembourg Stock Exchange (www.bourse.lu) and on the website of Hypothekenbank in Essen Aktiengesellschaft (www.essenhyp.com/en/bonds_notes/securities_ prospectus.php) and copies may be obtained from Hypothekenbank in Essen Aktiengesellschaft, Transaction Banking, Gildehofstrasse 1, D-45127 Essen, Federal Republic of Germany.

Part I. TERMS AND CONDITIONS

This Part I of the Final Terms is to be read in conjunction with the Terms and Conditions of the Notes (the "Terms and Conditions") set forth in the Prospectus. Capitalised terms not otherwise defined herein shall have the meanings specified in the Terms and Conditions.

All references in this part of the Final Terms to numbered Articles and sections are to Articles and sections of the Terms and Conditions.

All provisions in the Terms and Conditions corresponding to items in these Final Terms which are either not selected or completed or which are deleted shall be deemed to be deleted from the terms and conditions applicable to the Notes (the "Conditions").

PART I. A. Notes other than Participation Certificates

Issuer	**Hypothekenbank in Essen**

Form of Conditions

☒ Long-Form

☐ Integrated

Language of Conditions

☐ German only

☒ English only

☐ English and German (English controlling)

☐ German and English (German controlling)

Currency, Denomination, Form, Certain Definitions (§ 1)

Currency and Denomination

Specified Currency	United States Dollar ("**USD**")
Aggregate Principal Amount	USD 100,000,000
Specified Denomination(s)	USD 50,000
Number of Notes to be issued in each Specified Denomination	2,000
Minimum Transfer Amount (specify)	USD 50,000

Form

☐ **Notes**

☒ **Pfandbriefe**

- ☐ Mortgage Pfandbriefe
- ☒ Public-Sector Pfandbriefe

☐ **New Global Note**	**No**

☒ **TEFRA C**

☒ Permanent Global Note

☐ Temporary Global Note exchangeable for:

☐ Definitive Notes

☐ **TEFRA D**

Temporary Global Note exchangeable for:

☐ Permanent Global Note

☐ Definitive Notes

☐ **Neither TEFRA D nor TEFRA C**

☐ Permanent Global Note

☐ Temporary Global Note exchangeable for:

☐ Definitive Notes

Definitive Notes **No**

☐ Coupons

☐ Talons

☐ Receipts

Certain Definitions

Clearing System

☒ Clearstream Banking AG
Neue Börsenstraße 1
D-60487 Frankfurt am Main

☒ Euroclear Bank S. A./N. V. (Euroclear Operator)
1 Boulevard du Roi Albert II
B-1210 Brussels

☐ Clearstream Banking, société anonyme
42 Avenue JF Kennedy
L-1855 Luxembourg

☐ The Depository Trust Company
55 Water Street
New York, NY 10041-0099
USA

☐ Other (specify)

STATUS (§ 2)

☒ Unsubordinated

☐ Subordinated

INTEREST (§ 3)

☒ **Fixed Rate Notes**

Rate of Interest and Interest Payment Dates

Interest Commencement Date	15 September 2006
Rate of Interest	5.155 per cent. per annum
Fixed Interest Payment Date(s)	14 March and 14 September in each year
First Interest Payment Date	14 March 2007
Initial Broken Amount(s) (per specified denomination)	USD 1,281.59
Fixed Interest Date preceding the Maturity Date	14 March 2012
Final Broken Amount(s) (per specified denomination)	Not Applicable

☐ **Floating Rate Notes**

Interest Payment Dates

Interest Commencement Date

Specified Interest Payment Dates

Specified Interest Period(s)

Business Day Convention

☐ Modified Following Business Day Convention

☐ FRN Convention (specify period(s)

☒ Following Business Day Convention

☐ Preceding Business Day Convention

Relevant Financial Centres

Rate of Interest

☐ Screen Rate Determination

☐ EURIBOR (Brussels time/TARGET Business Day/Interbank Screen page

☐ LIBOR (London time/London Business Day London Interbank Market)

Screen page

☐ Other (specify)
Screen page

☐ Formula
Reference Banks (if other than as specified in § 3(2)) (specify)

☐ ISDA Determination

☐ Other Method of Determination (insert details (including Margin, Interest Determination Date, Reference Banks, fall-back provisions))

Margin

☐ plus

☐ minus

Interest Determination Date

☐ second Business Day prior to commencement of Interest Period

☐ first day of each Interest Period

☐ other (specify)

Minimum and Maximum Rate of Interest

☐ Minimum Rate of Interest

☐ Maximum Rate of Interest

☐ **Zero Coupon Notes**

Accrual of Interest

Amortisation Yield

☐ **Dual Currency Notes**

☐ **Instalment Notes**

(set forth details in full here)

☐ **Index-linked Notes**

☐ **Credit-linked Notes**

☐ **other structured Notes**

Day Count Fraction

☐ Actual/Actual (ICMA)

☐ Actual/Actual (ISDA) (Actual/365)

☐ Actual/365 (Fixed)

☐ Actual/360

☒ 30/360 or 360/360 (Bond Basis)

☐ 30E/360 (Eurobond Basis)

☐ Other

PAYMENTS (§ 4)

Payment Business Day

Relevant Financial Centre(s) (specify all) London, New York, TARGET

REDEMPTION (§ 5)

Final Redemption

☒ **Notes other than Instalment, Dual Currency, Index-linked, Credit-linked or Structured Notes**

☒ Maturity Date	14 September 2012
☐ Redemption Month	
☐ Final Redemption Amount	
☒ Principal amount	
☐ Final Redemption Amount (per specified denomination)	

☐ **Instalment Notes**

Instalment Date(s)

Instalment Amount(s)

Early Redemption

Optional Redemption for Taxation Reasons	**No**
Early Redemption at the Option of the Issuer	**No**
Minimum Redemption Amount	
Higher Redemption Amount	
Call Redemption Date(s)	
Call Redemption Amount(s)	
Minimum Notice to Holders	
Maximum Notice to Holders	
Early Redemption at the Option of a Holder	**No**
Put Redemption Date(s)	
Put Redemption Amount(s)	
Minimum Notice to Issuer	
Maximum Notice to Issuer (never more than 60 days)	
Early Redemption Amount	**Not Applicable**
Zero Coupon Notes:	
Reference Price	

Redemption of Notes other than Zero Coupon, Fixed Rate, Floating Rate and Instalment Notes

☐ **Dual Currency Notes**

☐ **Index-linked Notes**

☐ **Credit-linked Notes**

☐ **other structured Notes**

FISCAL AGENT ANDPAYING AGENTS AND CALCULATION AGENT (§ 6)

Paying Agents

☒ Fiscal Agent	Hypothekenbank in Essen
☒ Additional Paying Agent(s)/specified office(s)	Hypothekenbank in Essen

☐ Calculation Agent

- ☐ Yes
- ☒ No
- ☐ Required location (specify)

NOTICES (§ [12])

Place and medium of publication

Publication in printed form

☐ London (Financial Times)

☐ Luxembourg (d'Wort)

☒ Germany (Börsen-Zeitung)

☒ Other (specify)	Clearing System

Publication on the website of the stock exchange

Stock Exchange

Internet Address

Governing law	**German Law**

PART II. OTHER INFORMATION

Specific Risk Factors

Interest of natural and legal persons involved in the issue/offer

☒ Save as discussed in the Prospectus under "Interest of Natural and Legal Persons involved in the Issue/Offer", so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

☐ Other interest (specify)

☐ **Reasons for the offer**	Not Applicable
Estimated net proceeds	USD 100,000,000
Estimated total expenses of the issue	Euro ("**EUR**") 1,100

Eurosystem eligibility

Intended to be held in a manner which would allow Eurosystem eligibility	No

Securities Identification Numbers

☒ Common Code	026791901
☒ ISIN Code	DE000HBE1LH4
☒ German Securities Code	HBE1LH
☐ Any other securities number	

Yield

Yield	5.155 per cent

Method of calculating the yield

☒ ICMA method: The ICMA method determines the effective interest rate of notes taking into account accrued interest on a daily basis

☐ Other method (specify)

☐ **Historic Interest Rates**	Not Applicable

Selling Restrictions

☒ The Selling Restrictions set out in the Prospectus shall apply.

☒ TEFRA C

☐ TEFRA D

☐ Neither TEFRA C nor TEFRA D

☐ Additional Selling Restrictions (specify)

Restrictions on the free transferability of the Notes	Not Applicable

TERMS AND CONDITIONS OF THE OFFER

Placing and Underwriting

Name and address of the co-ordinator(s) of the global offer and of single parts of the offer and, to the extent known to the Issuer or the offeror, of the placers in the various countries where the offer takes place.

Method of distribution

☒ Non-syndicated

☐ Syndicated

Subscription Agreement	Not Applicable

Date of Subscription Agreement
General Features of the Subscription Agreement

Commissions

Management/Underwriting Commission (specify)	Not Applicable
Selling Concession (specify)	Not Applicable
Listing Commission	Not Applicable
Other (specify)	Not Applicable

Stabilising Dealer(s)/Manager(s) Not Applicable

Listing(s)

☐ Luxembourg

☐ Regulated Market

☐ Euro MTF

☒ Düsseldorf

☐ Other (insert details)
Sonstige (Einzelheiten einfügen)

Date of admission Has been applied

Estimate of the total expenses related to admission to trading EUR 1,100

All regulated markets or equivalent markets on which, to the knowledge of the Issuer, notes of the same class (Series) of the Notes to be offered or admitted to trading are already admitted to trading

☐ Luxembourg

☐ Düsseldorf

☐ Other (insert details)

Name and address of the entities which have a firm commitment to act as intermediaries in secondary trading, providing liquidity through bid and offer rates and description of the main terms of their commitment

☒ Not applicable

Rating

Other relevant terms and conditions (specify) Has been applied

Listing: Düsseldorf

The above Final Terms comprise the details required to list this issue of Pfandbriefe pursuant to the € 30,000,000,000 Essen Hyp Debt Issuance Programme of Hypothekenbank in Essen Aktiengesellschaft (as from 16 June 2006)]

Responsibility

The Issuer accepts responsibility for the information contained in these Final Terms as set out in the section "Responsibility Statement" on page 3 of the Prospectus, provided that, with respect to any information included herein and specified to be sourced from a third party (i) the Issuer confirms that any such information has been accurately reproduced and as far as the Issuer is aware and is able to ascertain from information available to it from such third party, no facts have been omitted, the omission of which would render the reproduced information inaccurate or misleading and (ii) the Issuer

has not independently verified any such information and accepts no responsibility for the accuracy thereof.

____

Name & title of signatory

4 October 2006
4. Oktober 2006

Final Terms
Endgültige Bedingungen

Euro 1,500,000,000 3.625 per cent. Public-Sector Pfandbriefe due 6 October 2010
issued pursuant to the

Euro 1.500.000.000 3,625 % Öffentliche Pfandbriefe fällig 6. Oktober 2010
begeben aufgrund des

Euro 30,000,000,000
Essen Hyp Debt Issuance Programme

dated 28 April 2006
datiert 28. April 2006

of
der

Hypothekenbank in Essen Aktiengesellschaft

Issue Price: 99.653 per cent.
Ausgabepreis: 99,653 %

Issue Date: 6 October 2006
Tag der Begebung: 6. Oktober 2006

Series No: HBE1LQ
Serien Nr.: HBE1LQ

These are the Final Terms of an issue of Notes (which term, where applicable, shall include Pfandbriefe) under the euro 30,000,000,000 Debt Issuance Programme of Hypothekenbank in Essen Aktiengesellschaft (the "Programme"). Full information on Hypothekenbank in Essen Aktiengesellschaft and the offer of the Notes is only available on the basis of the combination of the Debt Issuance Programme Prospectus pertaining to the Programme dated 28 April 2006 (the "**Prospectus**") and these Final Terms. The Prospectus and any supplement thereto is available for viewing in electronic form at the website of the Luxembourg Stock Exchange (www.bourse.lu) and at the website of Hypothekenbank in Essen Aktiengesellschaft (www.essenhyp.com/en/bonds_notes/securities_prospectus.php) and copies may be obtained from Hypothekenbank in Essen Aktiengesellschaft, Transaction Banking, Gildehofstrasse 1, D-45127 Essen, Federal Republic of Germany.

*Dies sind die Endgültigen Bedingungen einer Emission von Schuldverschreibungen (dieser Begriff schließt an geeigneter Stelle Pfandbriefe ein) unter dem Euro 30.000.000.000 Debt Issuance Programm der Hypothekenbank in Essen Aktiengesellschaft (das „Programm"). Vollständige Informationen über die Hypotheken Bank in Essen Aktiengesellschaft und das Angebot der Schuldverscheibungen sind nur verfügbar, wenn die Endgültigen Bedingungen und der Basisprospekt vom 28. April 2006 über das Programm (der „**Prospekt**") zusammengenommen werden. Der Prospekt sowie jeder Nachtrag können in elektronischer Form auf der Internetseite der Luxembourg Stock Exchange (www.bourse.lu) und der Internetseite der Hypothekenbank in Essen Aktiengesellschaft (www. essenhyp. com/en/bonds_notes/securities_prospectus.php) eingesehen werden. Kopien sind erhältlich unter folgender Adresse: Hypothekenbank in Essen Aktiengesellschaft, Marktfolge Treasury, Gildehofstraße 1, D-45127 Essen, Bundesrepublik Deutschland.*

I. TERMS AND CONDITIONS
I. EMISSIONSBEDINGUNGEN

The Conditions applicable to the Notes (the "Conditions") and the German or English language translation thereof, if any, are attached to these Final Terms. They replace in full the Terms and Conditions of the Notes as set out in the Prospectus and take precedence over any conflicting provisions in these Final Terms.
Die für die Schuldverschreibungen geltenden Bedingungen (die "Bedingungen") sowie eine etwaige deutsch- oder englischsprachige Übersetzung sind Endgültigen Bedingungen beigefügt. Die Bedingungen ersetzen in Gänze die im Prospekt abgedruckten Emissionsbedingungen der Schuldverschreibungen und gehen etwaigen abweichenden Bestimmungen dieser Endgültigen Bedingungen vor.

PART I.A. Notes other than Participation Certificates
TEIL I.A. Schuldverschreibungen, die keine Genußscheine sind

Issuer ***Emittentin***	**Hypothekenbank in Essen Aktiengesellschaft**

Form of Conditions
Form der Bedingungen

☐ Long-Form
Nicht-konsolidierte Bedingungen

☒ Integrated
Konsolidierte Bedingungen

Language of Conditions
Sprache der Bedingungen

☐ German only
ausschließlich Deutsch

☐ English only
ausschließlich Englisch

☐ English and German (English controlling)
Englisch und Deutsch (englischer Text maßgeblich)

☒ German and English (German controlling)
Deutsch und Englisch (deutscher Text maßgeblich)

Currency, Denomination, Form, Certain Definitions (§ 1)
Währung, Stückelung, Form, Definitionen (§ 1)

Currency and Denomination
Währung und Stückelung

Specified Currency *Festgelegte Währung*	Euro *Euro*
Aggregate Principal Amount *Gesamtnennbetrag*	Euro 1,500,000,000 *Euro 1.500.000.000*

Specified Denomination(s) *Festgelegte Stückelung/Stückelungen*	Euro 50,000 *Euro 50.000*

Number of Notes to be issued in each Specified Denomination
Anzahl der in jeder festgelegten Stückelung auszugebenden Schuldverschreibungen

Minimum Transfer Amount
Mindestnennbetrag für Übertragungen

Form
Form

☐ **Notes**
Schuldverschreibungen

☒ **Pfandbriefe**

- ☐ Mortgage Pfandbriefe
  Hypothekenpfandbriefe

- ☒ Public-Sector Pfandbriefe
  Öffentliche Pfandbriefe

New Global Note ***New Global Note***	**No** ***Nein***

☒ **TEFRA C**
TEFRA C

- ☒ Permanent Global Note
  Dauerglobalurkunde

- ☐ Temporary Global Note exchangeable for:
  Vorläufige Globalurkunde austauschbar gegen:

  - ☐ Definitive Notes
    Einzelurkunden

☐ **TEFRA D**
TEFRA D

Temporary Global Note exchangeable for:
Vorläufige Globalurkunde austauschbar gegen:

- ☐ Permanent Global Note
  Dauerglobalurkunde

- ☐ Definitive Notes
  Einzelurkunden

☐ **Neither TEFRA D nor TEFRA C**
Weder TEFRA D noch TEFRA C

☐ Permanent Global Note
Dauerglobalurkunde

☐ Temporary Global Note exchangeable for:
Vorläufige Globalurkunde austauschbar gegen:

☐ Definitive Notes
Einzelurkunden

Definitive Notes — **No**
Einzelurkunden — ***Nein***

☐ Coupons
Zinsscheine

☐ Talons
Talons

☐ Receipts
Rückzahlungsscheine

Certain Definitions
Definitionen

Clearing System

☒ Clearstream Banking AG
Neue Börsenstraße 1
D-60487 Frankfurt am Main

☒ Euroclear Bank S.A./N.V. (Euroclear Operator)
1 Boulevard du Roi Albert II
B-1210 Brussels

☒ Clearstream Banking, société anonyme
42 Avenue JF Kennedy
L-1855 Luxembourg

STATUS (§ 2)
STATUS (§ 2)

☒ Unsubordinated
Nicht-nachrangig

☐ Subordinated
Nachrangig

INTEREST (§ 3)
ZINSEN (§ 3)

☒ **Fixed Rate Notes**
Festverzinsliche Schuldverschreibungen

Rate of Interest and Interest Payment Dates
Zinssatz und Zinszahlungstage

Interest Commencement Date *Verzinsungsbeginn*	6 October 2006 *6. Oktober 2006*
Rate of Interest *Zinssatz*	3.625 per cent. per annum *3,625 % per annum*
fixed Interest Payment Date(s) *feste(r) Zinszahlungstag(e)*	6 October in each year *6. Oktober in jedem Jahr*
First Interest Payment Date *Erster Zinszahlungstag*	6 October 2007 *6. Oktober 2007*
Initial Broken Amount(s) (per specified denomination) *Anfängliche(r) Bruchteilzinsbetrag(-beträge)(für jede festgelegte Stückelung)*	
Fixed Interest Date preceding the Maturity Date *Festzinstermin, der dem Fälligkeitstag vorangeht*	
Final Broken Amount(s) (per specified denomination) *Abschließende(r) Bruchteilzinsbetrag(-beträge) (für jede festgelegte Stückelung)*	

❑ **Floating Rate Notes**
Variabel verzinsliche Schuldverschreibungen

❑ **Dual Currency Notes** [ ]
Doppelwährungs-Schuldverschreibungen
(set forth details in full here (including exchange rate(s) or basis for calculating exchange rate(s) to determine interest/fall-back provisions))
(Einzelheiten einfügen (einschließlich Wechselkurs(e) oder Grundlage für die Berechnung des/der Wechselkurs(e) zur Bestimmung von Zinsbeträgen/Ausweichbestimmungen))

❑ **Index-linked Notes** [ ]
Indexierte Schuldverschreibungen
(set forth details in full here)
(Einzelheiten einfügen)

❑ **Credit-linked Notes** [ ]
Credit-linked Schuldverschreibungen
(set forth details in full here)
(Einzelheiten einfügen)

❑ **other structured Notes** [ ]
andere strukturierte Schuldverschreibungen
(set forth details in full here)
(Einzelheiten einfügen)

Day Count Fraction
Zinstagequotient

☒ Actual/Actual (ICMA)

❑ Actual/Actual (ISDA) (Actual/365)

- ☐ Actual/365 (Fixed)
- ☐ Actual/360
- ☐ 30/360 or 360/360 (Bond Basis)
- ☐ 30E/360 (Eurobond Basis)
- ☐ Other
  Anderer

PAYMENTS (§ 4)
ZAHLUNGEN (§ 4)

Payment Business Day
Zahlungstag

Relevant Financial Centre(s) (specify all) *Relevante(s) Finanzzentren(um) (alle angeben)*	Frankfurt, TARGET *Frankfurt, TARGET*

REDEMPTION (§ 5)
RÜCKZAHLUNG (§ 5)

Final Redemption
Rückzahlung bei Endfälligkeit

☒ **Notes other than Instalment, Dual Currency, Index-linked, Credit-linked or Structured Notes**
Schuldverschreibungen außer Raten-, Doppelwährungs-, Indexierte-, Credit linked- oder Strukturierte-Schuldverschreibungen

☒ Maturity Date *Fälligkeitstag*	6 October 2010 *6. Oktober 2010*
☐ Redemption Month *Rückzahlungsmonat*	

Final Redemption Amount
Rückzahlungsbetrag

- ☒ Principal amount
  Nennbetrag
- ☐ Final Redemption Amount (per specified denomination)
  Rückzahlungsbetrag (für jede festgelegte Stückelung)

☐ **Instalment Notes**
Raten-Schuldverschreibungen

Instalment Date(s) *Ratenzahlungstermin (e)*	[ ]
Instalment Amount(s) *Rate(n)*	[ ]

Early Redemption
Vorzeitige Rückzahlung

Optional Redemption for Taxation Reasons ***Option zur vorzeitigen Rückzahlung aus steuelichen Gründen***	**No** ***Nein***
Early Redemption at the Option of the Issuer ***Vorzeitige Rückzahlung nach Wahl der Emittentin***	**No** ***Nein***
Minimum Redemption Amount *Mindestrückzahlungsbetrag*	**[ ]**
Higher Redemption Amount *Höherer Rückzahlungsbetrag*	**[ ]**
Call Redemption Date(s) *Wahlrückzahlungstag(e) (Call)*	**[ ]**
Call Redemption Amount(s) *Wahlrückzahlungsbetrag/-beträge (Call)*	**[ ]**
Minimum Notice to Holders *Mindestkündigungsfrist*	**[ ]**
Maximum Notice to Holders *Höchstkündigungsfrist*	**[ ]**
Early Redemption at the Option of a Holder ***Vorzeitige Rückzahlung nach Wahl des Gläubigers***	**No** ***Nein***
Put Redemption Date(s) *Wahlrückzahlungstag(e) (Put)*	**[ ]**
Put Redemption Amount(s) *Wahlrückzahlungsbetrag/-beträge (Put)*	**[ ]**
Minimum Notice to Issuer *Mindestkündigungsfrist*	**[ ]** days ***[ ]****Tage*
Maximum Notice to Issuer (never more than 60 days) *Höchstkündigungsfrist (nie mehr als 60 Tage)*	**[ ]** days ***[ ]****Tage*

Early Redemption Amount
Vorzeitiger Rückzahlungsbetrag

Zero Coupon Notes: *Nullkupon-Schuldverschreibungen:*	
Reference Price *Referenzpreis*	**[ ]**

Redemption of Notes other than Zero Coupon, Fixed Rate, Floating Rate and Instalment Notes
Rückzahlung von Schuldverschreibungen, die weder Nullkupon-, festverzinsliche, variabel verzinsliche noch Raten-Schuldverschreibungen sind

☐ **Dual Currency Notes** [ ]
Doppelwährungs-Schuldverschreibungen
(set forth details in full here (including exchange rate(s) or basis for calculating exchange rate(s) to determine principal/fall-back provisions))
(Einzelheiten einfügen (einschließlich Wechselkurs(e) oder Grundlage für die Berechnung des/der Wechselkurs(e) zur Bestimmung von Kapitalbeträgen/Ausweichbestimmungen))

☐ **Index-linked Notes** [ ]
Indexierte Schuldverschreibungen
(set forth details in full here)
(Einzelheiten einfügen)

☐ **Credit-linked Notes** [ ]
Credit-linked Schuldverschreibungen
(set forth details in full here)
(Einzelheiten einfügen)

☐ **other structured Notes** [ ]
andere strukturierte Schuldverschreibungen
(set forth details in full here)
(Einzelheiten einfügen)

FISCAL AGENT AND PAYING AGENT (§ 6)
EMISSIONSSTELLE UND ZAHLSTELLE (§ 6)

Fiscal Agent
Emissionsstelle

Hypothekenbank in Essen
Aktiengesellschaft
Gildehofstrasse 1
D-45127 Essen

Paying Agents
Zahlstellen

☒ Fiscal Agent
Emissionsstelle

☐ Additional Paying Agent(s)/specified office(s)
Zahlstelle(n)/bezeichnete Geschäftsstelle(n)

Calculation Agent
Berechnungsstelle

☐ Yes
Ja

☒ No
Nein

☐ Required location (specify)
Vorgeschriebenen Ort (angeben)

NOTICES (§ 10)
MITTEILUNGEN (§ 10)

Place and medium of publication
Ort und Medium der Bekanntmachung

Publication in printed form
Bekanntmachung in gedruckter Form

☐ London (Financial Times)
London (Financial Times)

☐ Luxembourg (d'Wort)
Luxemburg (d' Wort)

☒ Germany (Börsen-Zeitung)
Deutschland (Börsen-Zeitung)

☐ Other (specify)
sonstige (angeben)

Publication on the website of the stock exchange
Bekanntmachung auf der Website der Börse

Stock Exchange *Börse*	[ ]
Internet Address *Internetadresse*	[ ]
Governing Law ***Anwendbares Recht***	**German Law** ***Deutsches Recht***

PART I.B. PARTICIPATION CERTIFICATES
TEIL I.B. GENUßSCHEINE

Issuer ***Emittentin***	**Hypothekenbank in Essen Aktiengesellschaft**

Form of Conditions
Form der Bedingungen

☐ Long-Form
Nicht-konsolidierte Bedingungen

☐ Integrated
Konsolidierte Bedingungen

Language of Conditions
Sprache der Bedingungen

☐ German only
ausschließlich Deutsch

☐ English only
ausschließlich Englisch

☐ English and German (English controlling)
Englisch und Deutsch (englischer Text maßgeblich)

- ❑ German and English (German controlling)
  Deutsch und Englisch (deutscher Text maßgeblich)

Issue, Principal Amount (§ 1)
Begebung, Nennbetrag (§ 1)

Aggregate Principal Amount [ ]
Gesammtnennbetrag

Date of general meeting [ ]
Datum der Hauptversammlung

Number of Participation Certificates [ ]
Anzahl der Stücke

Principal amount [ ]
Nennbetrag

Distributions (§ 2)
Ausschüttung (§ 2)

- ❑ Fixed Rate Participation Certificates
  festverzinsliche Genußscheine

  Rate of interest [ ]
  Zinssatz

  Interest Commencement Date [ ]
  Verzinsungsbeginn

- ❑ Floating Rate Participation Certificates
  variabel verzinsliche Genußscheine

  Interest Commencement Date [ ]
  Verzinsungsbeginn

  Reference Dates [ ]
  Referenztermine

  Margin
  Marge

  Euribor Rate [three/six/nine/twelve month]
  Euribor-Satz *[drei/sechs/neun/zwölf Monate]*

  Screen Page
  Bildschirmseite

Distribution Date(s) [ ]
Ausschüttungstag(e)

First Distribution Date [ ]
Erster Ausschüttungstag

Term, Termination by the Issuer (§ 6)
Laufzeit, Kündigung (§ 6)

End of term *Laufzeitende*	end of fiscal year [ ] *Ende Geschäftsjahr [ ]*
Repayment Date *Rückzahlungstag*	[ ]

Interest Rate applicable to the Final Interest Period
Zinssatz für die abschließende Zinsperiode

☐	Distribution rate *Ausschüttungszinssatz*	
☐	Other (specify) *Sonstige (angeben)*	[ ]

Termination
Kündigung

Call Date *Ankündigungstermin*	[ ]
Date of Termination *Kündigungstermin*	[ ]

PART I. C.: GLOBAL PFANDBRIEFE
TEIL I. C.: GLOBALPFANDBRIEFE

Issuer ***Emittentin***	**Hypothekenbank in Essen Aktiengesellschaft**

General Provisions (§ 1)
Allgemeine Bestimmungen (§ 1)

☐ [Global] Mortgage Pfandbriefe
[Global] Hypothekenpfandbriefe

☐ [Global] Public-Sector Pfandbriefe
[Global] Öffentliche Pfandbriefe

Aggregate Principal Amount *Gesamtnennbetrag*	[ ]
Number of Notes *Anzahl der Stücke*	[ ]
Principal Amount *Nennbetrag*	[ ]
Number of Notes to be issued in the Principal Amount *Anzahl der im Nennbetragauszugebenden Schuldverschreibungen*	[ ]

Custodian for The Depository Trust Company
Verwahrer für The Depository Trust Company

☐ J. P. Morgan Trust Company, National Association

☐ Other (specify) *Anderer (angeben)*	[ ]

Currency
Währung

☐ EUR

☐ USD

Interest (§ 2)
Zinsen (§ 2)

Rate of interest *Zinssatz*	[ ] per cent. per annum *[ ]% per annum*
Interest Commencement Date *Verzinsungsbeginn*	[ ]
Fixed Interest Payment Date(s) *Festzinstermin(e)*	[ ] *[ ] in jedem Jahr*
First Interest Payment Date *Erster Festzinstermin*	[ ] in each year
Initial Broken Amount *Anfänglicher Bruchteilzinsbetrag*	[ ]
Fixed Interest Date preceding the Maturity Date *Festzinstermin, der dem Fälligkeitstag vorangeht*	[ ]
Final Broken Amount *Abschließender Bruchteilzinsbetrag*	[ ]

Day Count Fraction
Zinstagequotient

☐ Actual/Actual (Actual/365)

☐ 30/360

Repayment (§ 3)
Rückzahlung (§ 3)

Specified Maturity Date *Festgelegter Endfälligkeitstag*	[ ]

Payments (§ 4)
Zahlungen (§ 4)

Frankfurt Business Day
Frankfurter Geschäftstag

☐ TARGET

Registrar and Paying Agents (§ 8)
Die Registrierungsstelle und die Zahlstellen (§ 8)

Paying Agent
Zahlstelle

☐ BNP Paribas Securities Services Luxembourg Branch

☐ Hypothekenbank in Essen AG

☐ J. P. Morgan Trust Company, National Association

☐ Other (specify) *Andere (angeben)*	[ ]

Notices (§ 9)
Bekanntmachungen (§ 9)

☐ d'Wort

PART II. OTHER INFORMATION
TEIL II. ZUSÄTZLICHE INFORMATIONEN

[Specific Risk Factors
***Spezielle Risikofaktoren*]**

Interest of natural and legal persons involved in the issue/offer
Interessen von Seiten natürlicher und juristischer Personen, die an der Emission/dem Angebot beteiligt sind

none
keine

☐ Save as discussed in the Prospectus under "Interest of Natural and Legal Persons involved in the Issue/Offer", so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.
Mit Ausnahme der im Prospekt im Abschnitt "Interest of Natural and Legal Persons involved in the Issue/Offer" angesprochenen Interessen bestehen bei den an der Emission beteiligten Personen nach Kenntnis der Emittentin keine Interessen, die für das Angebot bedeutsam sind.

☐ Other interest (specify)
Andere Interessen (angeben)

Reasons for the offer
Gründe für das Angebot

☒ Not applicable
Nicht anwendbar

Estimated net proceeds *Geschätzter Nettobetrag der Erträge*	Euro 1,494,795,000 *Euro 1.494.795.000*
Estimated total expenses of the issue *Geschätzte Gesamtkosten der Emission*	Euro 1,100 *Euro* 1.100

Eurosystem eligibility
EZB-Fähigkeit

Intended to be held in a manner which would allow Eurosystem eligibility *Soll in EZB-fähiger Weise gehalten werden*	No *Nein*

Securities Identification Numbers
Wertpapier-Kenn-Nummern

☒	Common Code *Common Code*	027038697
☒	ISIN Code *ISIN Code*	DE000HBE1LQ5
☒	German Securities Code *Wertpapier-Kenn-Nummer (WKN)*	HBE1LQ
☐	Any other securities number *Sonstige Wertpapier-Kenn-Nummer*	

Yield
Rendite

Yield | 3.72 per cent.
Rendite | *3,72 %*

Method of calculating the yield
Berechnungsmethode der Rendite

☒ ICMA method: The ICMA method determines the effective interest rate of notes taking into account accrued interest on a daily basis
ICMA Methode: Die ICMA Metode ermittelt die Effektivverzinsung von Schuldverschreibungen unter Berücksichtigung der täglichen Stückzinsen

☐ Other methods (specify)
Andere Methoden (angeben)

☐ **Historic Interest Rates**
Zinssätze der Vergangenheit

Details of historic [EURIBOR][LIBOR][OTHER] rates can be obtained from [insert relevant Screen Page]
Einzelheiten der Entwicklung der [EURIBOR][LIBOR][ANDERE] Sätze in der Vergangenheit können abgerufen werden unter [relevante Bildschirmseite einfügen]

☐ Details relating to the Performance of the [Index][Formula][other variable]
Einzelheiten hinsichtlich der Entwicklung des [Index][der Formel][einer anderen Variablen]

[specify details here (including where information relating to past and future performance and volatility of the index/formula/other variable can be obatined]
[Einzelheiten hier angeben (einschließlich, wo Informationen über die verangene und künftige Weiterentwicklung sowie die Volatilität des Index/der Formel/einer anderen Variablen eingeholt werden können]

Name of index [ ]
Bezeichnung des Index

Description of index / Details of where information about index can be obtained [ ]
Indexbeschreibung / Angaben, wo Informationen zum Index zu finden sind

Description of interest rate [ ]
Beschreibung des Zinssatzes

Other equivalent information regarding the underlying (including, in the case of a basket of underlyings, a disclosure of the relevant weightings of each underlying in the basket) [ ]
Sonstige gleichwertigen Informationen bezüglich des Basiswertes (einschließlich, im Falle eines Korbs von Basiswerten, die Angabe der entsprechenden Gewichtungen jedes einzelnen Basiswertes im Korb)

Comprehensive explanation of how the value of the investment is affected by the underlying and the circumstances when risks are most evident
Umfassende Erläuterung darüber, wie der Wert der Anlage durch den Wert des Basiswerts beeinflußt wird, insb. in den Fällen, in denen die Risiken offensichtlich sind

[insert details here]
[Einzelheiten hier einfügen]

Market disruption or settlement disruption events that may affect the underlying
Markt- oder Abwicklungsstörungen, die den Basiswert beeinflussen

[insert details here]
[Einzelheiten hier einfügen]

Adjustment rules with relation to events concerning the underlying
Anpassungsvorschriften in Bezug auf Ereignisse, die den Basiswert betreffen

[insert details here]
[Einzelheiten hier einfügen]

❑ Details relating to the Performance of Rate(s) of Exchange and Explanation of Effect on Value of Investment
Einzelheiten der Entwicklung des bzw. der Wechselkurse und Erläuterung der Auswirkungen auf den Wert der Anlage

[specify details here]
[Einzelheiten hier angeben]

Selling Restrictions
Verkaufsbeschränkungen

☒ The Selling Restrictions set out in the Prospectus shall apply.
Es gelten die im Prospekt wiedergegebenen Verkaufsbeschränkungen.

☒ TEFRA C
TEFRA C

❑ TEFRA D
TEFRA D

❑ Neither TEFRA C nor TEFRA D
Weder TEFRA C noch TEFRA D

❑ Additional Selling Restrictions (specify)
Zusätzliche Verkaufsbeschränkungen (angeben)

Taxation
Besteuerung

Information on taxes on the income from the Notes withheld at source in respect of countries where the offer is being made or admission to trading is being sought.
Informationen über die an der Quelle einbehaltene Steuer auf Schuldverschreibungen hinsichtlich der Länder in denen das Angebot unterbreitet oder die Zulassung zum Handel beantragt wird.

none
keine

Restrictions on the free transferability of the Notes
Beschränkungen der freien Übertragbarkeit der Wertpapiere

none
keine

TERMS AND CONDITIONS OF THE OFFER
BEDINGUNGEN UND KONDITIONEN DES ANGEBOTS

Conditions, offer statistics, plan of distribution and allotment, pricing
Bedingungen, Angebotstatistik, Vertriebs- und Zuteilungsplan, Preisfestsetzung

Conditions to which the offer is subject
Bedingungen, denen das Angebot unterliegt

Time period, including any possible amendments, during which the offer will be open
Frist – einschließlich etwaiger Änderungen – während der das Angebot vorliegt

☒ Not applicable
Nicht anwendbar

☐ Specify Details [ ]
Einzelheiten einfügen

Description of the application process
Beschreibung des Prozesses für die Umsetzung des Angebots

☒ Not applicable
Nicht anwendbar

☐ Specify Details [ ]
Einzelheiten einfügen

A description of the possibility to reduce subscriptions and the manner for refunding excess amount paid by applicants
Beschreibung der Möglichkeit zur Reduzierung der Zeichnungen und der Art und Weise der Erstattung des zu viel gezahlten Betrags an die Zeichner

☒ Not applicable
Nicht anwendbar

☐ Specify Details [ ]
Einzelheiten einfügen

Details of the minimum and/or maximum amount of application, (whether in number of notes or aggregate amount to invest)
Einzelheiten zum Mindest- und/oder Höchstbetrag der Zeichnung (entweder in Form der Anzahl der Schuldverschreibungen oder des aggregierten zu investierenden Betrags)

☒ Not applicable
Nicht anwendbar

☐ Specify Details [ ]
Einzelheiten einfügen

Method and time limits for paying up the notes and for delivery of the notes
Methode und Fristen für die Ratenzahlung der Wertpapiere und ihre Lieferung

Manner and date in which results of the offer are to be made public
Art und Weise sowie Termin, auf die bzw. an dem die Ergebnisse des Angebots zu veröffentlichen sind

☒ Not applicable
Nicht anwendbar

☐ Specify Details [ ]
Einzelheiten einfügen

The procedure for the exercise of any right of pre-emption, the negotiability of subscription rights and the treatment of subscription rights not exercised.

Verfahren für die Ausübung eines etwaigen Vorzugsrechts, die Marktfähigkeit der Zeichnungsrechte und die Behandlung der nicht ausgeübten Zeichnungsrechte

☒ Not applicable
Nicht anwendbar

☐ Specify Details [ ]
Einzelheiten einfügen

Various categories of potential investors to which the notes are offered
Angabe der verschiedenen Kategorien der potentiellen Investoren, denen die Schuldverschreibungen angeboten werden

☒ Not applicable
Nicht anwendbar

☐ Specify Details [ ]
Einzelheiten einfügen

Process for notification to applicants of the amount allotted and indication whether dealing may begin before notification is made
Verfahren zur Meldung des den Zeichnern zugeteilten Betrags und Angabe, ob eine Aufnahme des Handels vor dem Meldeverfahren möglich ist

☒ Not applicable
Nicht anwendbar

☐ Specify Details [ ]
Einzelheiten einfügen

Expected price at which the notes will be offered / method of determining the price and the process for its disclosure and amount of any expenses and taxes specifically charged to the subscriber or purchaser.
Kurs, zu dem die Schuldverschreibungen angeboten werden / Methode, mittels deren der Angebotskurs festgelegt wird und Angaben zum Verfahren für die Offenlegung sowie der Kosten und Steuern, die speziell dem Zeichner oder Käufer in Rechnung gestellt werden.

☒ Not applicable
Nicht anwendbar

☐ Specify Details [ ]
Einzelheiten einfügen

Placing and Underwriting
Platzierung und Übernahme

Name and address of the co-ordinator(s) of the global offer and of single parts of the offer and, to the extent known to the Issuer or the offeror, of the placers in the various countries where the offer takes place.
Name und Anschrift des Koordinators/der Koordinatoren des globalen Angebots oder einzelner Teile des Angebots und – sofern dem Emittenten oder dem Bieter bekannt – Angaben zu den Plazierern in den einzelnen Ländern des Angebots.

Method of distribution
Vertriebsmethode

☐ Non-syndicated
Nicht syndiziert

☒ Syndicated
Syndiziert

Date of Subscription Agreement *Datum des Subscription Agreements*	Not applicable *Nicht anwendbar*
General Features of the Subscription AgreementHauptmerkmale des Übernahmevertrags *Hauptmerkmale des Übernahmevertrags*	Not applicable *Nicht anwendbar*

Management Details including form of commitment
Einzelheiten bezüglich des Bankenkonsortiums einschließlich der Art der Übernahme

Dealer / Management Group (specify name and address) *Plazeur / Bankenkonsortiumr (Name und Adresse angeben)*	Citigroup Global Markets Limited Citigroup Centre Canada Square Canary Wharf GB-London E14 5LB Deutsche Bank AG, London Branch Winchester House 1 Great Winchester Street GB-London EC2N 2DB UBS Limited 1, Finsbury Avenue GB-London EC2M 2PP

☒ firm commitment
feste Zusage

☐ no firm commitment/best efforts arrangements
keine feste Zusage/zu den bestmöglichen Bedingungen

Commissions ***Provisionen***	None *keine*
Management/Underwriting Commission (specify) *Management- und Übernahmeprovision (angeben)*	
Selling Concession (specify) *Verkaufsprovision (angeben)*	
Listing Commission *Börsenzulassungprovision*	[ ]
Other (specify) *Andere (angeben)*	
Stabilising Dealer/Manager ***Kursstabilisierender Dealer/Manager***	[None] *[Keiner]*
Listing(s) ***Börsenzulassung(en)***	Yes *Ja*

☐ Luxembourg
Luxemburg

☐ Regulated Market "*Bourse de Luxembourg*"

❑ Euro MTF

☒ Düsseldorf

❑ Other (insert details)
sonstige (Einzelheiten einfügen)

Date of admission — **admission requested**
Termin der Zulassung — ***Zulassung beantragt***

Estimate of the total expenses related to admission to trading
Geschätzte Gesamtkosten für die Zulassung zum Handel

All regulated markets or equivalent markets on which, to the knowledge of the Issuer, notes of the same class (Series) of the Notes to be offered or admitted to trading are already admitted to trading
Angabe sämtlicher geregelter oder gleichwertiger Märkte, auf denen nach Kenntnis der Emittentin Schuldverschreibungen der gleichen Wertpapierkategorie (Serie), die zum Handel angeboten oder zugelassen werden sollen, bereits zum Handel zugelassen sind

❑ Luxembourg (Bourse de Luxembourg)
Luxemburg (Bourse de Luxembourg)

❑ Düsseldorf

❑ Other (insert details) [ ]
Andere (Einzelheiten einfügen)

Name and address of the entities which have a firm commitment to act as intermediaries in secondary trading, providing liquidity through bid and offer rates and description of the main terms of their commitment.
Name und Anschrift der Institute, die aufgrund einer festen Zusage als Intermediäre im Sekundärhandel tätig sind und Liquidität mittels Geld- und Briefkursen erwirtschaften, und Beschreibung der Hauptbedingungen der Zusagevereinbarung.

☒ Not applicable
Nicht anwendbar

Rating — expected to be AAA from Standard & Poor's
Rating

Other relevant terms and conditions (specify)
Andere relevante Bestimmungen (einfügen)

Listing:
Börsenzulassung:

The above Final Terms comprise the details required to list this issue of Pfandbriefe pursuant to the € 30,000,000,000 Essen Hyp Debt Issuance Programme of Hypothekenbank in Essen Aktiengesellschaft (as from 6 October 2006).

Die vorstehenden Endgültigen Bedingungen enthalten die Angaben, die für die Börsennotierung dieser Emission von Pfandbriefen unter dem € 30.000.000.000 Essen Hyp Debt Issuance Programme der Hypothekenbank in Essen Aktiengesellschaft (ab dem 6. Oktober 2006) erforderlich sind.

Responsibility
Verantwortlichkeit

The Issuer accepts responsibility for the information contained in these Final Terms as set out in the

section "Responsibility Statement" on page 3 of the Prospectus, provided that, with respect to any information included herein and specified to be sourced from a third party (i) the Issuer confirms that any such information has been accurately reproduced and as far as the Issuer is aware and is able to ascertain from information available to it from such third party, no facts have been omitted, the omission of which would render the reproduced information inaccurate or misleading and (ii) the Issuer has not independently verified any such information and accepts no responsibility for the accuracy thereof.

Die Emittentin übernimmt die Verantwortung für die in diesen Endgültigen Bedingungen enthaltenen Informationen wie im Abschnitt „Responsibility Statement" auf Seite 3 des Prospekts bestimmt. Hinsichtlich der hierin enthaltenen und als solche gekennzeichneten Informationen von Seiten Dritter gilt Folgendes: (i) Die Emittentin bestätigt, daß diese Informationen zutreffend wiedergegeben worden sind und – soweit es der Emittentin bekannt ist und sie aus den von diesen Dritten zur Verfügung gestellten Informationen ableiten konnte – keine Fakten weggelassen wurden, deren Fehlen die reproduzierten Informationen unzutreffend oder irreführend gestalten würden; (ii) die Emittentin hat diese Informationen nicht selbständig überprüft und übernimmt keine Verantwortung für ihre Richtigkeit.

Hypothekenbank in Essen Aktiengesellschaft

____

Annex

TERMS AND CONDITIONS OF PFANDBRIEFE

§ 1
CURRENCY, DENOMINATION, FORM, CERTAIN DEFINITIONS

(1) *Currency; Denomination.* This Series HBE1LQ of Public-Sector Pfandbriefe (*Öffentliche Pfandbriefe*) (the "Notes") of Hypothekenbank in Essen Aktiengesellschaft (the "Issuer") is being issued in Euro (the "Specified Currency") in the aggregate principal amount of Euro 1,500,000,000(in words: Euro one billion five hundred million) in denominations of Euro 50,000 (the "Specified Denominations").

(2) *Form.* The Notes are in bearer form and represented by one or more global notes (each, a "Global Note").

(3) *Permanent Global Note.* The Notes are represented by a permanent Global Note (the "Permanent Global Note") without coupons. The Permanent Global Note shall be signed manually by two authorized signatories of the Issuer and the independent trustee appointed by the Federal Financial Supervisory Authority (*Bundesanstalt für Finanzdienstleistungsaufsicht*) and shall be authenticated by or on behalf of the Fiscal Agent. Definitive Notes and interest coupons will not be issued.

(4) *Clearing System.* Each Global Note representing the Notes will be kept in custody by or on behalf of the Clearing System. "Clearing System" means each of the following: Clearstream Banking AG ("CBF"), Clearstream Banking, société anonyme ("CBL") and Euroclear Bank S. A./N. V. as operator of the Euroclear System ("Euroclear").

(5) *Holder of Notes.* "Holder" means any holder of a proportionate co-ownership or other beneficial interest or right in the Notes.

§ 2
STATUS

The obligations under the Notes constitute unsubordinated obligations of the Issuer ranking *pari passu* among themselves. The Notes are covered in accordance with the Pfandbrief Act (*Pfandbriefgesetz*) and rank *pari passu* with all other obligations of the Issuer under Public-Sector Pfandbriefe.

§ 3
INTEREST

(1) *Rate of Interest and Interest Payment Dates.* The Notes shall bear interest on their principal amount at the rate of 3.625 per cent. per annum from (and including) 6 October 2006 to (but excluding) the Maturity Date (as defined in § 5(1)). Interest shall be payable in arrear on 6 October in each year (each such date, an "Interest Payment Date"). The first payment of interest shall be made on 6 October 2007.

(2) *Accrual of Interest.* The Notes shall cease to bear interest from their due date for redemption. If the Issuer shall fail to redeem the Notes when due, interest shall continue to accrue on the outstanding principal amount of the Notes beyond the due date until the actual redemption of the Notes at the default rate of interest established by law unless the rate of interest of the Notes is higher than the default rate of interest established by law.

(3) *Calculation of Interest for Partial Periods.* If interest is required to be calculated for a period of less than a full year, such interest shall be calculated on the basis of the Day Count Fraction (as defined below).

(4) *Day Count Fraction.* "Day Count Fraction" means, in respect of the calculation of an amount of interest on any Note for any period of time (the "Calculation Period"): the number of days in the Calculation Period from and including the most recent Interest Payment Date (or, if none, the Interest Commencement Date) to but excluding the relevant payment date divided by (x) in the case of Notes where interest is scheduled to be paid only by means of regular annual payments, the number of days in the Calculation Period from and including the most recent Interest Payment Date (or, if none, the Interest Commencement Date) to but excluding the next scheduled Interest Payment Date or (y) in the case of Notes where interest is scheduled to be paid other than only by means of regular annual payments, the product of the number of days in the Calculation Period from and including the most recent Interest Payment Date (or, if none, the Interest Commencement Date) to but excluding the next scheduled Interest Payment Date and the number of

Interest Payment Dates that would occur in one calendar year assuming interest was to be payable in respect of the whole of that year.

§ 4
PAYMENTS

(1) (a) *Payment of Principal.* Payment of principal in respect of Notes shall be made, subject to subparagraph (2) below, to the Clearing System or to its order for credit to the accounts of the relevant account Holders of the Clearing System upon presentation and (except in the case of partial payment) surrender of the Global Note representing the Notes at the time of payment at the specified office of the Fiscal Agent outside the United States.

(b) *Payment of Interest.* Payment of interest on Notes shall be made, subject to subparagraph (2), to the Clearing System or to its order for credit to the relevant account Holders of the Clearing System.

(2) *Manner of Payment.* Subject to applicable fiscal and other laws and regulations, payments of amounts due in respect of the Notes shall be made in Euro.

(3) *United States.* For purposes of subparagraph (1) of this § 4, "United States" means the United States of America (including the States thereof and the District of Columbia) and its possessions (including Puerto Rico, the U. S. Virgin Islands, Guam, American Samoa, Wake Island and Northern Mariana Islands).

(4) *Discharge.* The Issuer shall be discharged by payment to, or to the order of, the Clearing System.

(5) *Payment Business Day.* If the date for payment of any amount in respect of any Note is not a Payment Business Day then the Holder shall not be entitled to payment until the next such day in the relevant place and shall not be entitled to further interest or other payment in respect of such delay. For these purposes, "Payment Business Day" means a day which is a day (other than a Saturday or a Sunday) on which (i) the Clearing System, and (ii) commercial banks and foreign exchange markets in Frankfurt and the Trans-European Automated Real-time Gross Settlement Express Transfer System (TARGET) settle payments.

(6) *References to Principal.* Reference in these Terms and Conditions to principal in respect of the Notes shall be deemed to include, as applicable: the Final Redemption Amount of the Notes; and any premium and any other amounts which may be payable under or in respect of the Notes.

(7) *Deposit of Principal and Interest.* The Issuer may deposit with the *Amtsgericht* in Frankfurt am Main principal or interest not claimed by Holders within twelve months after the Maturity Date, even though such Holders may not be in default of acceptance of payment. If and to the extent that the deposit is effected and the right of withdrawal is waived, the respective claims of such Holders against the Issuer shall cease.

§ 5
REDEMPTION

Unless previously redeemed in whole or in part or purchased and cancelled, the Notes shall be redeemed at their Final Redemption Amount on 6 October 2010 (the "Maturity Date"). The Final Redemption Amount in respect of each Note shall be its principal amount.

§ 6
FISCAL AGENT AND PAYING AGENT

(1) *Appointment; Specified Offices.* The initial Fiscal Agent and Paying Agent and its initial specified office is:

Fiscal Agent and:	Hypothekenbank in Essen Aktiengesellschaft
Paying Agent:	Gildehofstrasse 1
	D-45127 Essen

The Fiscal Agent and the Paying Agent reserve the right at any time to change its respective specified office to some other specified office in the same city.

(2) *Variation or Termination of Appointment.* The Issuer reserves the right at any time to vary or terminate the appointment of the Fiscal Agent or any Paying Agent and to appoint another Fiscal Agent or additional or other Paying Agents. The Issuer shall at all times maintain (i) a Fiscal Agent, (ii) a Paying Agent in addition to the Fiscal Agent with a specified office in a continental European city and (iii) so long as the Notes are listed on the Düsseldorf Stock Exchange, a Paying Agent (which may be the Fiscal Agent) with a specified office in Germany and/or in such other place as may be required by the rules of such stock exchange. Any variation, termination, appointment or change shall only take effect (other than in the case of

insolvency, when it shall be of immediate effect) after not less than 30 nor more than 45 days' prior notice thereof shall have been given to the Holders in accordance with § 10.

(3) *Agents of the Issuer.* The Fiscal Agent and the Paying Agent act solely as agents of the Issuer and do not have any obligations towards or relationship of agency or trust to any Holder.

§ 7
TAXATION

All amounts payable in respect of the Notes shall be made without withholding or deduction for or on account of any present or future taxes or duties of whatever nature imposed or levied by way of withholding or deduction at source by or on behalf of the Federal Republic of Germany or any political subdivision or any authority thereof or therein having power to tax unless such withholding or deduction is required by law.

§ 8
PRESENTATION PERIOD

The presentation period provided in § 801 paragraph 1, sentence 1 BGB (*German Civil Code*) is reduced to ten years for the Notes.

§ 9
FURTHER ISSUES, PURCHASES AND CANCELLATION

(1) *Further Issues.* The Issuer may from time to time, without the consent of the Holders, issue further Notes having the same terms and conditions as the Notes in all respects (or in all respects except for the issue date, interest commencement date and/or issue price) so as to form a single Series with the Notes.

(2) *Purchases.* The Issuer may at any time purchase Notes in the open market or otherwise and at any price. Notes purchased by the Issuer may, at the option of the Issuer, be held, resold or surrendered to the Fiscal Agent for cancellation. If purchases are made by tender, tenders for such Notes must be made available to all Holders of such Notes alike.

(3) *Cancellation.* All Notes redeemed in full shall be cancelled forthwith and may not be reissued or resold.

§ 10
NOTICES

(1) *Publication.* All notices concerning the Notes shall be published in a leading daily newspaper having general circulation in Germany. These newspapers are expected to be the *Börsen-Zeitung.* Any notice so given will be deemed to have been validly given on the third day following the date of such publication (or, if published more than once, on the third day following the date of the first of any such publication).

(2) *Notification to Clearing System.* So long as any Notes are listed on a stock exchange, subparagraph (1) shall apply. If the Rules of the Düsseldorf Stock Exchange so permit, the Issuer may deliver the relevant notice to the Clearing System for communication by the Clearing System to the Holders, in lieu of publication in the newspapers set forth in subparagraph (1) above; any such notice shall be deemed to have been given to the Holders on the seventh day after the day on which the said notice was given to the Clearing System.

§ 11
APPLICABLE LAW, PLACE OF PERFORMANCE, PLACE OF JURISDICTION AND ENFORCEMENT

(1) *Applicable Law.* The Notes, as to form and content, and all rights and obligations of the Holders and the Issuer, shall be governed by German law.

(2) *Place of Performance.* Place of performance shall be Essen.

(3) *Submission to Jurisdiction.* The District Court (*Landgericht*) in Essen shall have non-exclusive jurisdiction for any action or other legal proceedings ("Proceedings") arising out of or in connection with the Notes. The jurisdiction of such Court shall be exclusive if Proceedings are brought by merchants (*Kaufleute*), legal persons under public law (*juristische Personen des öffentlichen Rechts*), special funds under public law (*öffentlich-rechtliche Sondervermögen*) and persons not subject to the general jurisdiction of the courts of the Federal Republic of Germany (*Personen ohne allgemeinen Gerichtsstand in der*

Bundesrepublik Deutschland). The German courts shall have exclusive jurisdiction over the annulment of lost or destroyed Notes.

(4) *Enforcement*. Any Holder of Notes may in any proceedings against the Issuer, or to which such Holder and the Issuer are parties, protect and enforce in his own name his rights arising under such Notes on the basis of (i) a statement issued by the Custodian with whom such Holder maintains a securities account in respect of the Notes (a) stating the full name and address of the Holder, (b) specifying the aggregate principal amount of Notes credited to such securities account on the date of such statement and (c) confirming that the Custodian has given written notice to the Clearing System containing the information pursuant to (a) and (b) and (ii) a copy of the Note in global form certified as being a true copy by a duly authorized officer of the Clearing System or a depository of the Clearing System, without the need for production in such proceedings of the actual records or the global note representing the Notes. For purposes of the foregoing, "Custodian" means any bank or other financial institution of recognized standing authorized to engage in securities custody business with which the Holder maintains a securities account in respect of the Notes and includes the Clearing System. Each Holder may, without prejudice to the foregoing, protect and enforce his rights under these Notes also in any other way which is admitted in the country of the Proceedings.

§ 12
LANGUAGE

These Terms and Conditions are written in the German language and provided with an English language translation. The German text shall be controlling and binding. The English language translation is provided for convenience only.

EMISSIONSBEDINGUNGEN FÜR PFANDBRIEFE

§ 1
WÄHRUNG, STÜCKELUNG, FORM, DEFINITIONEN

(1) *Währung; Stückelung*. Diese Serie HBE1LQ der Öffentlichen Pfandbriefe (die "Schuldverschreibungen") der Hypothekenbank in Essen Aktiengesellschaft (die "Emittentin") wird in Euro (die "festgelegte Währung") im Gesamtnennbetrag von Euro 1.500.000.000 (in Worten: *Euro eine* Milliarde fünfhundert Millionen) in Stückelungen von Euro 50.000 (die "festgelegten Stückelungen") begeben.

(2) *Form*. Die Schuldverschreibungen lauten auf den Inhaber und sind durch eine oder mehrere Globalurkunden verbrieft.

(3) *Dauerglobalurkunde*. Die Schuldverschreibungen sind durch eine Dauerglobalurkunde (die "Dauerglobalurkunde") ohne Zinsscheine verbrieft. Die Dauerglobalurkunde trägt die eigenhändigen Unterschriften zweier ordnungsgemäß bevollmächtigter Vertreter der Emittentin und des von der Bundesanstalt für Finanzdienstleistungsaufsicht bestellten Treuhänders und ist von der Emissionsstelle oder in deren Namen mit einer Kontrollunterschrift versehen. Einzelurkunden und Zinsscheine werden nicht ausgegeben.

(4) *Clearing System*. Jede Globalurkunde wird von einem oder im Namen eines Clearing Systems verwahrt. "Clearing System" bedeutet jeweils folgendes: Clearstream Banking AG ("CBF"), Clearstream Banking, société anonyme ("CBL") and Euroclear Bank, S. A./N. V. als Betreiberin des Euroclear Systems ("Euroclear").

(5) *Gläubiger von Schuldverschreibungen*. "Gläubiger" bedeutet jeder Inhaber eines Miteigentumsanteils oder anderen Rechts an den Schuldverschreibungen.

§ 2
STATUS

Die Schuldverschreibungen begründen nicht nachrangige Verbindlichkeiten der Emittentin, die untereinander gleichrangig sind. Die Schuldverschreibungen sind nach Maßgabe des Pfandbriefgesetzes gedeckt und stehen im gleichen Rang mit allen anderen Verpflichtungen der Emittentin aus Öffentlichen Pfandbriefen.

§ 3
ZINSEN

(1) *Zinssatz und Zinszahlungstage*. Die Schuldverschreibungen werden in Höhe ihres Nennbetrages verzinst, und zwar vom 6. Oktober 2006 (einschließlich) bis zum Fälligkeitstag (wie in § 5(1) definiert) (ausschließlich) mit jährlich 3,625 %. Die Zinsen sind nachträglich am 6. Oktober eines jeden Jahres zahlbar (jeweils ein "Zinszahlungstag"). Die erste Zinszahlung erfolgt am 6. Oktober 2007.

(2) *Auflaufende Zinsen*. Der Zinslauf der Schuldverschreibungen endet an dem Tag, an dem sie zur Rückzahlung fällig werden. Falls die Emittentin die Schuldverschreibungen bei Fälligkeit nicht einlöst, erfolgt die Verzinsung des ausstehenden Nennbetrages der Schuldverschreibungen vom Tag der Fälligkeit bis zum Tag der tatsächlichen Rückzahlung der Schuldverschreibungen in Höhe des gesetzlich festgelegten Satzes für Verzugszinsen, es sei denn, die Schuldverschreibungen werden mit einem höheren als dem gesetzlich festgelegten Satz für Verzugszinsen verzinst.

(3) *Berechnung der Zinsen für Teile von Zeiträumen*. Sofern Zinsen für einen Zeitraum von weniger als einem Jahr zu berechnen sind, erfolgt die Berechnung auf der Grundlage des Zinstagequotienten (wie nachstehend definiert).]

(4) *Zinstagequotient*. "Zinstagequotient" bezeichnet im Hinblick auf die Berechnung eines Zinsbetrages auf eine Schuldverschreibung für einen beliebigen Zeitraum (der "Zinsberechnungszeitraum"): die Anzahl von Tagen im jeweiligen Zinsberechnungszeitraum vom letzten Zinsazahlungstag (einschließlich) (oder, falls ein solcher nicht vorgesehen ist, vom Verzinsungsbeginn) bis zum jeweiligen Zinszahlungstag (ausschließlich) dividiert durch (x) bei Schuldverschreibungen deren Zinsen nur durch regelmäßige jährliche Zinszahlungen ausgezahlt werden sollen, die Anzahl der Tage im jeweiligen Zinsberechnungszeitraum vom letzten Zinszahlungstag (einschließlich) (oder, falls keiner, von dem Verzinsungsbeginn) bis zum nächsten vorgesehenen Zinszahlungstag (ausschließlich) oder (y) bei Schuldverschreibungen deren Zinsen anders

als nur durch regelmäßige jährliche Zinszahlungen ausgezahlt werden sollen, das Produkt aus der Anzahl der Tage im Zinsberechnungszeitraum vom letzten Zinszahlungstag (einschließlich) (oder, falls ein solcher nicht vorgesehen ist, vom Verzinsungsbeginn) bis zum nächsten vorgesehenen Zinszahlungstag (ausschließlich) und der Anzahl von Zinszahlungstagen, die in einem Kalenderjahr vorkommen würden falls Zinsen für das gesamte betreffende Jahr zu zahlen wären.

§ 4
ZAHLUNGEN

(1) (a) *Zahlungen auf Kapital.* Zahlungen auf Kapital in bezug auf die Schuldverschreibungen erfolgen nach Maßgabe des nachstehenden Absatzes 2 an das Clearing System oder dessen Order zur Gutschrift auf den Konten der jeweiligen Kontoinhaber des Clearing Systems gegen Vorlage und (außer im Fall von Teilzahlungen) Einreichung der die Schuldverschreibungen zum Zeitpunkt der Zahlung verbriefenden Globalurkunde bei der bezeichneten Geschäftsstelle der Emissionsstelle außerhalb der Vereinigten Staaten.

(b) *Zahlung von Zinsen.* Die Zahlung von Zinsen auf Schuldverschreibungen erfolgt nach Maßgabe von Absatz 2 an das Clearing System oder dessen Order zur Gutschrift auf den Konten der jeweiligen Kontoinhaber des Clearing Systems.

(2) *Zahlungsweise.* Vorbehaltlich geltender steuerlicher und sonstiger gesetzlicher Regelungen und Vorschriften erfolgen zu leistende Zahlungen auf die Schuldverschreibungen in Euro.

(3) *Vereinigte Staaten.* Für die Zwecke des Absatzes 1 dieses § 4 bezeichnet "Vereinigte Staaten" die Vereinigten Staaten von Amerika (einschließlich deren Bundesstaaten und des District of Columbia) sowie deren Territorien (einschließlich Puerto Ricos, der U. S. Virgin Islands, Guam, American Samoa, Wake Island und Northern Mariana Islands).

(4) *Erfüllung.* Die Emittentin wird durch Leistung der Zahlung an das Clearing System oder dessen Order von ihrer Zahlungspflicht befreit.

(5) *Zahltag.* Fällt der Fälligkeitstag einer Zahlung in bezug auf eine Schuldverschreibung auf einen Tag, der kein Zahltag ist, dann hat der Gläubiger keinen Anspruch auf Zahlung vor dem nächsten Zahltag am jeweiligen Geschäftsort. Der Gläubiger ist nicht berechtigt, weitere Zinsen oder sonstige Zahlungen aufgrund dieser Verspätung zu verlangen. Für diese Zwecke bezeichnet "Zahltag" einen Tag (außer einem Samstag oder Sonntag), an dem (i) das Clearing System und (ii) Geschäftsbanken und Devisenmärkte in Frankfurt und das Trans-European Automated Real-time Gross Settlement Express Transfer System (TARGET) Zahlungen abwickeln.

(6) *Bezugnahmen auf Kapital.* Bezugnahmen in diesen Emissionsbedingungen auf Kapital der Schuldverschreibungen schließen, soweit anwendbar, die folgenden Beträge ein: den Rückzahlungsbetrag der Schuldverschreibungen; sowie jeden Aufschlag sowie sonstige auf oder in bezug auf die Schuldverschreibungen zahlbaren Beträge.

(7) *Hinterlegung von Kapital und Zinsen.* Die Emittentin ist berechtigt, beim Amtsgericht Frankfurt am Main Zins- oder Kapitalbeträge zu hinterlegen, die von den Gläubigern nicht innerhalb von zwölf Monaten nach dem Fälligkeitstag beansprucht worden sind, auch wenn die Gläubiger sich nicht in Annahmeverzug befinden. Soweit eine solche Hinterlegung erfolgt, und auf das Recht der Rücknahme verzichtet wird, erlöschen die diesbezüglichen Ansprüche der Gläubiger gegen die Emittentin.

§ 5
RÜCKZAHLUNG

Soweit nicht zuvor bereits ganz oder teilweise zurückgezahlt oder angekauft und entwertet, werden die Schuldverschreibungen zu ihrem Rückzahlungsbetrag am 6. Oktober 2010 (der "Fälligkeitstag") zurückgezahlt. Der Rückzahlungsbetrag in bezug auf jede Schuldverschreibung entspricht dem Nennbetrag der Schuldverschreibungen.

§ 6
DIE EMISSIONSSTELLE UND DIE ZAHLSTELLE

(1) *Bestellung; bezeichnete Geschäftsstelle.* Die anfänglich bestellte Emissionsstelle und die anfänglich bestellte Zahlstelle und deren anfängliche bezeichnete Geschäftsstelle lauten wie folgt:

Emissionsstelle und: Hypothekenbank in Essen Aktiengesellschaft

Zahlstelle: Gildehofstrasse 1
D-45127 Essen

Die Emissionsstelle und die Zahlstelle behalten sich das Recht vor, jederzeit ihre bezeichnete Geschäftsstelle durch eine andere bezeichnete Geschäftsstelle in derselben Stadt zu ersetzen.

(2) *Änderung der Bestellung oder Abberufung.* Die Emittentin behält sich das Recht vor, jederzeit die Bestellung der Emissionsstelle oder einer Zahlstelle zu ändern oder zu beenden und eine andere Emissionsstelle oder zusätzliche oder andere Zahlstellen zu bestellen. Die Emittentin wird zu jedem Zeitpunkt (i) eine Emissionsstelle unterhalten, (ii) zusätzlich zu der Emissionsstelle eine Zahlstelle mit bezeichneter Geschäftsstelle in einer kontinentaleuropäischen Stadt unterhalten und (iii) solange die Schuldverschreibungen an der Düsseldorfer Börse notiert sind, eine Zahlstelle (die die Emissionsstelle sein kann) mit bezeichneter Geschäftsstelle in Düsseldorf und/oder an solchen anderen Orten unterhalten, die die Regeln dieser Börse verlangen. Eine Änderung, Abberufung, Bestellung oder ein sonstiger Wechsel wird nur wirksam (außer im Insolvenzfall, in dem eine solche Änderung sofort wirksam wird), sofern die Gläubiger hierüber gemäß § 10 vorab unter Einhaltung einer Frist von mindestens 30 und nicht mehr als 45 Tagen informiert wurden.

(3) *Beauftragte der Emittentin.* Die Emissionsstelle und die Zahlstelle handeln ausschließlich als Beauftragte der Emittentin und übernehmen keinerlei Verpflichtungen gegenüber den Gläubigern; es wird kein Auftrags- oder Treuhandverhältnis zwischen ihnen und den Gläubigern begründet.

§ 7
STEUERN

Sämtliche in bezug auf die Schuldverschreibungen zu zahlenden Beträge sind an der Quelle ohne Einbehalt oder Abzug von oder aufgrund von gegenwärtigen oder zukünftigen Steuern oder sonstigen Abgaben gleich welcher Art zu leisten, die von oder in der Bundesrepublik Deutschland oder für deren Rechnung oder von oder für Rechnung einer politischen Untergliederung oder Steuerbehörde der oder in der Bundesrepublik Deutschland auferlegt oder erhoben werden, es sei denn, ein solcher Einbehalt oder Abzug ist gesetzlich vorgeschrieben.

§ 8
VORLEGUNGSFRIST

Die in § 801 Absatz 1 Satz 1 BGB bestimmte Vorlegungsfrist wird für die Schuldverschreibungen auf zehn Jahre verkürzt.

§ 9
BEGEBUNG WEITERER SCHULDVERSCHREIBUNGEN, ANKAUF UND ENTWERTUNG

(1) *Begebung weiterer Schuldverschreibungen.* Die Emittentin ist berechtigt, jederzeit ohne Zustimmung der Gläubiger weitere Schuldverschreibungen mit gleicher Ausstattung (gegebenenfalls mit Ausnahme des Tags der Begebung, des Verzinsungsbeginns und/oder des Ausgabepreises) in der Weise zu begeben, dass sie mit diesen Schuldverschreibungen eine einheitliche Serie bilden.

(2) *Ankauf.* Die Emittentin ist berechtigt, Schuldverschreibungen im Markt oder anderweitig zu jedem beliebigen Preis zu kaufen. Die von der Emittentin erworbenen Schuldverschreibungen können nach Wahl der Emittentin von ihr gehalten, weiterverkauft oder bei der Emissionsstelle zwecks Entwertung eingereicht werden. Sofern diese Käufe durch öffentliches Angebot erfolgen, muss dieses Angebot allen Gläubigern gemacht werden.

(3) *Entwertung.* Sämtliche vollständig zurückgezahlten Schuldverschreibungen sind unverzüglich zu entwerten und können nicht wiederbegeben oder wiederverkauft werden.

§ 10
MITTEILUNGEN

(1) *Bekanntmachung.* Alle die Schuldverschreibungen betreffenden Mitteilungen sind in einer führenden Tageszeitung mit allgemeiner Verbreitung in Deutschland, voraussichtlich der *Börsen-Zeitung*. Jede derartige Mitteilung gilt am dritten Tag nach dem Tag der Veröffentlichung (oder bei mehreren Veröffentlichungen am dritten Tag nach dem Tag der ersten solchen Veröffentlichung) als wirksam erfolgt.

(2) *Mitteilungen an das Clearing-System.* Solange Schuldverschreibungen an einer Börse notiert sind, findet Absatz 1 Anwendung. Soweit dies die Regeln der Düsseldorfer Börse zulassen, kann die Emittentin eine Veröffentlichung in einer Tageszeitung nach Absatz 1 durch eine Mitteilung an das Clearing System zur Weiterleitung an die Gläubiger ersetzen; jede derartige Mitteilung gilt am siebten Tag nach dem Tag der Mitteilung an das Clearing System als den Gläubigern mitgeteilt.

§ 11
ANWENDBARES RECHT, ERFÜLLUNGSORT, GERICHTSSTAND UND GERICHTLICHE GELTENDMACHUNG

(1) *Anwendbares Recht.* Form und Inhalt der Schuldverschreibungen sowie die Rechte und Pflichten der Gläubiger und der Emittentin bestimmen sich in jeder Hinsicht nach deutschem Recht.

(2) *Erfüllungsort.* Erfüllungsort ist Essen.

(3) *Gerichtsstand.* Nicht ausschließlich zuständig für sämtliche im Zusammenhang mit den Schuldverschreibungen entstehenden Klagen oder sonstige Verfahren ("Rechtsstreitigkeiten") ist das Landgericht Essen. Die Zuständigkeit des vorgenannten Gerichts ist ausschließlich, soweit es sich um Rechtsstreitigkeiten handelt, die von Kaufleuten, juristischen Personen des öffentlichen Rechts, öffentlichrechtlichen Sondervermögen und Personen ohne allgemeinen Gerichtsstand in der Bundesrepublik Deutschland angestrengt werden. Die deutschen Gerichte sind ausschließlich zuständig für die Kraftloserklärung abhanden gekommener oder vernichteter Schuldverschreibungen.

(4) *Gerichtliche Geltendmachung.* Jeder Gläubiger von Schuldverschreibungen ist berechtigt, in jedem Rechtsstreit gegen die Emittentin oder in jedem Rechtsstreit, in dem der Gläubiger und die Emittentin Partei sind, seine Rechte aus diesen Schuldverschreibungen im eigenen Namen auf der folgenden Grundlage zu schützen oder geltend zu machen: (i) er bringt eine Bescheinigung der Depotbank bei, bei der er für die Schuldverschreibungen ein Wertpapierdepot unterhält, welche (a) den vollständigen Namen und die vollständige Adresse des Gläubigers enthält, (b) den Gesamtnennbetrag der Schuldverschreibungen bezeichnet, die unter dem Datum der Bestätigung auf dem Wertpapierdepot verbucht sind und (c) bestätigt, dass die Depotbank gegenüber dem Clearing System eine schriftliche Erklärung abgegeben hat, die die vorstehend unter (a) und (b) bezeichneten Informationen enthält; und (ii) er legt eine Kopie der die betreffenden Schuldverschreibungen verbriefenden Globalurkunde vor, deren Übereinstimmung mit dem Original eine vertretungsberechtigte Person des Clearing Systems oder des Verwahrers des Clearing Systems bestätigt hat, ohne dass eine Vorlage der Originalbelege oder der die Schuldverschreibungen verbriefenden Globalurkunde in einem solchen Verfahren erforderlich wäre. Für die Zwecke des Vorstehenden bezeichnet "Depotbank" jede Bank oder ein sonstiges anerkanntes Finanzinstitut, das berechtigt ist, das Wertpapierverwahrungsgeschäft zu betreiben und bei der/dem der Gläubiger ein Wertpapierdepot für die Schuldverschreibungen unterhält, einschließlich des Clearing Systems. Unbeschadet des Vorstehenden kann jeder Gläubiger seine Rechte aus den Schuldverschreibungen auch auf jede andere Weise schützen oder geltend machen, die im Land des Rechtsstreits prozessual zulässig ist.

§ 12
SPRACHE

Diese Emissionsbedingungen sind in deutscher Sprache abgefasst. Eine Übersetzung in die englische Sprache ist beigefügt. Der deutsche Text ist bindend und maßgeblich. Die Übersetzung in die englische Sprache ist unverbindlich.

The Final Terms will be displayed on the website of Essen Hyp (www.essenhyp.com) and in case of Notes listed on the Luxembourg Stock Exchange on the website of the Luxembourg Stock Exchange (www.bourse.lu).

05 October 2006
05. Oktober 2006

Final Terms
Endgültige Bedingungen

EUR 50,000,000 Floating Rate Notes of 2006
due 09 October 2007
issued pursuant to the

EUR 50.000.000 variabel verzinsliche Schuldverschreibungen von 2006
fällig am 09. Oktober 2007
begeben aufgrund des

Euro 30,000,000,000
Essen Hyp Debt Issuance Programme

dated 28 April 2006
datiert 28. April 2006

of
der

Hypothekenbank in Essen Aktiengesellschaft

Issue Price: 100.00 per cent.
Ausgabepreis: 100,00 %

Issue Date: 09 October 2006
Tag der Begebung: 09. Oktober 2006

Series No: HBE1LR
Serien Nr.: HBE1LR

Tranche No: 1
Tranche Nr.: 1

These are the Final Terms of an issue of Notes (which term, where applicable, shall include Pfandbriefe) under the Euro 30,000,000,000 Debt Issuance Programme of Hypothekenbank in Essen Aktiengesellschaft (the "Programme"). Full information on Hypothekenbank in Essen Aktiengesellschaft and the offer of the Notes is only available on the basis of the combination of the Debt Issuance Programme Prospectus pertaining to the Programme dated 28 April 2006 (the **"Prospectus"**) and these Final Terms. The Prospectus and any supplement thereto is available for viewing in electronic form on the website of the Luxembourg Stock Exchange (www.bourse.lu) and on the website of Hypothekenbank in Essen Aktiengesellschaft (www.essenhyp.com/ en/bonds_notes/securities_ prospectus.php) and copies may be obtained from Hypothekenbank in Essen Aktiengesellschaft, Transaction Banking, Gildehofstrasse 1, D-45127 Essen, Federal Republic of Germany.

Dies sind die Endgültigen Bedingungen einer Emission von Schuldverschreibungen (dieser Begriff schließt an geeigneter Stelle Pfandbriefe ein) unter dem Euro 30.000.000.000 Debt Issuance Programm der Hypothekenbank in Essen Aktiengesellschaft (das "Programm"). Vollständige Informationen über die Hypothekenbank in Essen Aktiengesellschaft und das Angebot der Schuldverschreibungen sind nur verfügbar, wenn die Endgültigen Bedingungen und der Basisprospekt vom 28. April 2006 über das Programm (der "Prospekt") zusammengenommen werden. Der Prospekt sowie jeder Nachtrag können in elektronischer Form auf der Internetseite der Luxembourg Stock

Exchange (www.bourse.lu) und der Internetseite der Hypothekenbank in Essen Aktiengesellschaft (www. essenhyp. com/en/bonds_notes/securities_prospectus.php) eingesehen werden. Kopien sind erhältlich unter folgender Adresse: Hypothekenbank in Essen Aktiengesellschaft, Marktfolge Treasury, Gildehofstraße 1, D-45127 Essen, Bundesrepublik Deutschland.

Part I. TERMS AND CONDITIONS
Teil I. EMISSIONSBEDINGUNGEN

This Part I of the Final Terms is to be read in conjunction with the Terms and Conditions of the Notes (the "Terms and Conditions") set forth in the Prospectus. Capitalised terms not otherwise defined herein shall have the meanings specified in the Terms and Conditions.

All references in this part of the Final Terms to numbered Articles and sections are to Articles and sections of the Terms and Conditions.

All provisions in the Terms and Conditions corresponding to items in these Final Terms which are either not selected or completed or which are deleted shall be deemed to be deleted from the terms and conditions applicable to the Notes (the "Conditions").

Dieser Teil I der Endgültigen Bedingungen ist in Verbindung mit den Emissionsbedingungen der Schuldverschreibungen (die "Emissionsbedingungen") zu lesen, die im Prospekt enthalten sind. Begriffe, die in den Emissionsbedingungen definiert sind, haben, falls die Endgültigen Bedingungen nicht etwas anderes bestimmen, die gleiche Bedeutung, wenn sie in diesen Endgültigen Bedingungen verwendet werden.

Bezugnahmen in diesem Teil der Endgültigen Bedingungen auf Paragraphen und Absätze beziehen sich auf die Paragraphen und Absätze der Emissionsbedingungen.

Sämtliche Bestimmungen der Emissionsbedingungen, die sich auf Variablen dieser Endgültigen Bedingungen beziehen und die weder angekreuzt noch ausgefüllt werden oder die gestrichen werden, gelten als in den auf die Schuldverschreibungen anwendbaren Emissionsbedingungen (die "Bedingungen") gestrichen.

PART I. A. Notes other than Participation Certificates
TEIL I. A. Schuldverschreibungen, die keine Genussscheine sind

Issuer ***Emittentin***	**Hypothekenbank in Essen Aktiengesellschaft**

Form of Conditions
Form der Bedingungen

☒ Long-Form
Nicht-konsolidierte Bedingungen

☐ Integrated
Konsolidierte Bedingungen

Language of Conditions
Sprache der Bedingungen

☐ German only
ausschließlich Deutsch

☐ English only
ausschließlich Englisch

☐ English and German (English controlling)
Englisch und Deutsch (englischer Text maßgeblich)

☒ German and English (German controlling)
Deutsch und Englisch (deutscher Text maßgeblich)

Currency, Denomination, Form, Certain Definitions (§ 1)
Währung, Stückelung, Form, Definitionen (§ 1)

Currency and Denomination
Währung und Stückelung

Specified Currency *Festgelegte Währung*	Euro („EUR") *Euro („EUR")*
Aggregate Principal Amount Gesamtnennbetrag	EUR 50,000,000 EUR 50.000.000
Specified Denomination *Festgelegte Stückelung*	EUR 50,000 *EUR 50.000*
Number of Notes to be issued in each Specified Denomination *Anzahl der in jeder festgelegten Stückelung auszugebenden Schuldverschreibungen*	1,000 *1.000*
Minimum Transfer Amount (specify) *Mindestnennbetrag für Übertragungen (angeben)*	EUR 50,000 *EUR 50.000*

Form
Form

☒ **Notes**
Schuldverschreibungen

☐ **Pfandbriefe**

☐ Mortgage Pfandbriefe
Hypothekenpfandbriefe

☐ Public-Sector Pfandbriefe
Öffentliche Pfandbriefe

☐ **New Global Note** No
New Global Note *Nein*

☒ **TEFRA C**
TEFRA C

☒ Permanent Global Note
Dauerglobalurkunde

☐ Temporary Global Note exchangeable for:
Vorläufige Globalurkunde austauschbar gegen:

☐ Definitive Notes
Einzelurkunden

☐ **TEFRA D**
TEFRA D

Temporary Global Note exchangeable for:
Vorläufige Globalurkunde austauschbar gegen:

☐ Permanent Global Note
Dauerglobalurkunde

☐ Definitive Notes
Einzelurkunden

☐ **Neither TEFRA D nor TEFRA C**
Weder TEFRA D noch TEFRA C

☐ Permanent Global Note
Dauerglobalurkunde

☐ Temporary Global Note exchangeable for:
Vorläufige Globalurkunde austauschbar gegen:

☐ Definitive Notes
Einzelurkunden

Definitive Notes No
Einzelurkunden *Nein*

☐ Coupons
Zinsscheine

☐ Talons
Talons

☐ Receipts
Rückzahlungsscheine

Certain Definitions
Definitionen

Clearing System
Clearing System

☒ Clearstream Banking AG
Neue Börsenstraße 1
D-60487 Frankfurt am Main

☐ Euroclear Bank S. A./N. V. (Euroclear Operator)
1 Boulevard du Roi Albert II
B-1210 Brussels

☐ Clearstream Banking, société anonyme
42 Avenue JF Kennedy
L-1855 Luxembourg

☐ The Depository Trust Company
55 Water Street
New York, NY 10041-0099
USA

☐ Other (specify)
Sonstige (angeben)

STATUS (§ 2)
STATUS (§ 2)

☒ Unsubordinated
Nicht-nachrangig

☐ Subordinated
Nachrangig

INTEREST (§ 3)
ZINSEN (§ 3)

☐ **Fixed Rate Notes** ***Festverzinsliche Schuldverschreibungen*** **Rate of Interest and Interest Payment Dates** ***Zinssatz und Zinszahlungstage***	Not applicable *Nicht anwendbar*
Interest Commencement Date *Verzinsungsbeginn*	
Rate of Interest *Zinssatz*	
Fixed Interest Payment Date *Fester Zinszahlungstag*	
First Interest Payment Date *Erster Zinszahlungstag*	
Initial Broken Amount(s) (per specified denomination) *Anfängliche(r) Bruchteilzinsbetrag(-beträge)* *(für jede festgelegte Stückelung)*	
Fixed Interest Date preceding the Maturity Date *Festzinstermin, der dem Fälligkeitstag vorangeht*	
Final Broken Amount(s) (per specified denomination) *Abschließende(r) Bruchteilzinsbetrag(-beträge)* *(für jede festgelegte Stückelung)*	
☒ **Floating Rate Notes** ***Variabel verzinsliche Schuldverschreibungen***	
Interest Payment Dates ***Zinszahlungstage***	
Interest Commencement Date *Verzinsungsbeginn*	09 October 2006 *09. Oktober 2006*
Specified Interest Payment Dates	09 November 2006, 09 May 2007 and 09 October 2007. There will be (i) a short first coupon from and including 09 October 2006 to but excluding 09 November 2006 (1-month EURIBOR plus the margin), thereafter (ii) a coupon from

	and including 09 November 2006 to but excluding 09 May 2007 (6-month EURIBOR plus the margin) and (iii) a short last coupon from and including 09 May 2007 to but excluding 09 October 2007 (5- month EURIBOR plus the margin)
Festgelegte Zinszahlungstage	*09. November 2006, 09. Mai 2007 und 09. Oktober 2007. Es gibt (i) einen ersten kurzen Kupon vom 09. Oktober 2006 (einschließlich) bis zum 09. November 2006 (ausschließlich), verzinst mit dem 1-Monats EURIBOR zuzüglich der Marge, danach (ii) einen Kupon vom 09. November 2006 (einschließlich) bis zum 09. Mai 2007 (ausschließlich), verzinst mit dem 6-Monats EURIBOR zuzüglich der Marge und (iii) einen letzten kurzen Kupon vom 09. Mai 2007 (einschließlich) bis zum 09. Oktober 2007(ausschließlich), verzinst mit dem 5-Monats EURIBOR zuzüglich der Marge.*
Specified Interest Periods *Festgelegte Zinsperioden*	see above *siehe oben*

Business Day Convention
Geschäftstagskonvention

☒ Modified Following Business Day Convention
Modifizierte Folgender Geschäftstag-Konvention

☐ FRN Convention (specify period(s)
FRN Konvention (Zeitraum angeben)

☐ Following Business Day Convention
Folgender Geschäftstag-Konvention

☐ Preceding Business Day Convention
Vorangegangener Geschäftstag-Konvention

Relevant Financial Centres ***Relevante Finanzzentren***	TARGET *TARGET*

Rate of Interest
Zinssatz

☐ Screen Rate Determination
Bildschirmfeststellung

☒ EURIBOR (Brussels time/TARGET Business Day/Interbank Market in the euro-zone)
EURIBOR (Brüsseler Ortszeit/TARGET Geschäftstag/ Interbanken-Markt in der Euro-Zone)

Screen page
Bildschirmseite

Moneyline Telerate page 248
Moneyline Telerate Seite 248

☐ LIBOR (London time/London Business Day London Interbank Market)
LIBOR (Londoner Ortszeit/Londoner Geschäftstag/ Londoner Interbanken-Markt)

Screen page
Bildschirmseite

☐ Other (specify)
Sonstige (angeben)

Screen page
Bildschirmseite

☐ Formula
Formel
(set forth details in full here or in an attachment)
(Einzelheiten hier oder in einer Anlage einfügen)

Reference Banks (if other than as specified in § 3(2)) (specify)
Referenzbanken (sofern abweichend von § 3 Absatz 2) (angeben)

☐ ISDA Determination
ISDA-Feststellung

☐ Other Method of Determination (insert details (including Margin, Interest Determination Date, Reference Banks, fall-back provisions))
Andere Methoden der Bestimmung (Einzelheiten angeben (einschließlich Zinsfestlegungstag, Marge, Referenzbanken, Ausweichbestimmungen))

Margin
Marge

☒ plus
plus

0.035 per cent. per annum
0,035 % per annum

☐ minus
minus

Interest Determination Date
Zinsfestlegungstag

☒ second Business Day prior to commencement of Interest Period
zweiter Geschäftstag vor Beginn der jeweiligen Zinsperiode

☐ first day of each Interest Period
erster Tag der jeweiligen Zinsperiode

☐ other (specify)
sonstige (angeben)

Minimum and Maximum Rate of Interest
Mindest- und Höchstzinssatz

Not applicable
Nicht anwendbar

☐ Minimum Rate of Interest
Mindestzinssatz

☐ Maximum Rate of Interest
Höchstzinssatz

☐ **Zero Coupon Notes**
Nullkupon-Schuldverschreibungen

Not applicable
Nicht anwendbar

Accrual of Interest

Auflaufende Zinsen

Amortisation Yield
Emissionsrendite

☐ **Dual Currency Notes** Not applicable
Doppelwährungs-Schuldverschreibungen *Nicht anwendbar*

(set forth details in full here (including exchange rate(s) or basis for calculating exchange rate(s) to determine interest, a description of any market disruption or settlement disruption events that affect the underlying and adjustment rules with relation to events concerning the underlying))
(Einzelheiten einfügen (einschließlich Wechselkurs(e) oder Grundlage für die Berechnung des/der Wechselkurs(e) zur Bestimmung von Zinsbeträgen, eine Beschreibung etwaiger Störungen des Marktes oder bei der Abrechnung, die den Basiswert beeinflussen sowie Korrekturvorschriften in Bezug auf Vorfälle, die den Basiswert beeinflussen))

☐ **Instalment Notes** Not applicable
Raten-Schuldverschreibungen *Nicht anwendbar*
(set forth details in full here)
(Einzelheiten einfügen)

☐ **Index-linked Notes** Not applicable
Indexierte Schuldverschreibungen *Nicht anwendbar*
(set forth details in full here (including index/formula, basis for calculating interest, a description of any market disruption or settlement disruption events that affect the underlying and adjustment rules with relation to events concerning the underlying))
(Einzelheiten einfügen (einschließlich des Index/der Formel, der Grundlage für die Berechnung der Zinsbeträge sowie Beschreibung etwaiger Störungen des Marktes oder bei der Abrechnung, die den Basiswert beeinflussen und Korrekturvorschriften in Bezug auf Vorfälle, die den Basiswert beeinflussen))

☐ **Credit-linked Notes** Not applicable
Credit-linked Notes *Nicht anwendbar*
(set forth details in full here (including basis for calculating interest and fall back provisions))
(Einzelheiten einfügen (einschließlich der Grundlagen für die Berechnung der Zinsbeträge sowie Ausweichbestimmungen))

☐ **other structured Notes** Not applicable
andere strukturierte Schuldverschreibungen *Nicht anwendbar*
(set forth details in full here (including fall back provisions, if applicable and the relevant reference date is not available))
(Einzelheiten einfügen (einschließlich Ausweichbestimmungen, wenn anwendbar und der maßgebliche Referenzsatz nicht verfügbar ist))

Day Count Fraction
Zinstagequotient

☐ Actual/Actual (ICMA)

☐ Actual/Actual (ISDA) (Actual/365)

☐ Actual/365 (Fixed)

☒ Actual/360

☐ 30/360 or 360/360 (Bond Basis)

☐ 30E/360 (Eurobond Basis)

☐ Other
Anderer

PAYMENTS (§ 4)
ZAHLUNGEN (§ 4)

Payment Business Day
Zahlungstag

Relevant Financial Centres *Relevante Finanzzentren*	Clearing System and TARGET *Clearing System und TARGET*

REDEMPTION (§ 5)
RÜCKZAHLUNG (§ 5)

Final Redemption
Rückzahlung bei Endfälligkeit

☒ **Notes other than Instalment, Dual Currency, Index-linked, Credit-linked or Structured Notes**
Schuldverschreibungen außer Raten-, Doppelwährungs-, Indexierte-, Credit linked- oder Strukturierte-Schuldverschreibungen

☒ Maturity Date *Fälligkeitstag*	09 October 2007 *09. Oktober 2007*

☐ Redemption Month
Rückzahlungsmonat

☐ Final Redemption Amount
Rückzahlungsbetrag

☒ Principal amount
Nennbetrag

☐ Final Redemption Amount (per specified denomination)
Rückzahlungsbetrag (für jede festgelegte Stückelung)

☐ **Instalment Notes**
Raten-Schuldverschreibungen
Instalment Date(s)
Ratenzahlungstermin (e)

Instalment Amount(s)
Rate(n)

Early Redemption
Vorzeitige Rückzahlung

Optional Redemption for Taxation Reasons ***Option zur vorzeitigen Rückzahlung aus steuerlichen Gründen***	Yes *Ja*
Early Redemption at the Option of the Issuer ***Vorzeitige Rückzahlung nach Wahl der Emittentin***	No *Nein*

Minimum Redemption Amount
Mindestrückzahlungsbetrag

Higher Redemption Amount
Höherer Rückzahlungsbetrag

Call Redemption Date(s)
Wahlrückzahlungstag (Call)

Call Redemption Amount(s)
Wahlrückzahlungsbetrag (Call)

Minimum Notice to Holders
Mindestkündigungsfrist

Maximum Notice to Holders
Höchstkündigungsfrist

Early Redemption at the Option of a Holder — No
Vorzeitige Rückzahlung nach Wahl des Gläubigers — *Nein*

Put Redemption Date(s)
Wahlrückzahlungstag(e) (Put)

Put Redemption Amount(s)
Wahlrückzahlungsbetrag/-beträge (Put)

Minimum Notice to Issuer
Mindestkündigungsfrist

Maximum Notice to Issuer (never more than 60 days)
Höchstkündigungsfrist (nie mehr als 60 Tage)

Early Redemption Amount — No
Vorzeitiger Rückzahlungsbetrag — *Nein*

Zero Coupon Notes:
Nullkupon-Schuldverschreibungen:

Reference Price
Referenzpreis

Redemption of Notes other than Zero Coupon, Fixed Rate, Floating Rate and Instalment Notes — Not applicable
Rückzahlung von Schuldverschreibungen, die weder Nullkupon-, festverzinsliche, variabel verzinsliche noch Raten-Schuldverschreibungen sind — *Nicht anwendbar*

☐ **Dual Currency Notes**
Doppelwährungs-Schuldverschreibungen
(set forth details in full here (including exchange rate(s) or basis for calculating exchange rate(s) to determine principal/fall-back provisions))
(Einzelheiten einfügen (einschließlich Wechselkurs(e) oder Grundlage für die Berechnung des/der Wechselkurs(e) zur Bestimmung von Kapitalbeträgen/Ausweichbestimmungen))

☐ **Index-linked Notes**
Indexierte Schuldverschreibungen
(set forth details in full here)
(Einzelheiten einfügen)

☐ **Credit-linked Notes**
Credit-linked Schuldverschreibungen
(set forth details in full here)
(Einzelheiten einfügen)

☐ **other structured Notes**
andere strukturierte Schuldverschreibungen
(set forth details in full here)
(Einzelheiten einfügen)

FISCAL AGENT AND PAYING AGENT (§ 6)
EMISSIONSSTELLE UND ZAHLSTELLE (§ 6)

Paying Agents
Zahlstellen

☒ Fiscal Agent
Emissionsstelle

Hypothekenbank in Essen AG
Gildehofstraße 1
D-45127 Essen

☒ Additional Paying Agent/specified office
Zahlstelle/bezeichnete Geschäftsstelle

Hypothekenbank in Essen AG
Gildehofstraße 1
D-45127 Essen

☒ Calculation Agent
Berechnungsstelle

Hypothekenbank in Essen AG
Gildehofstraße 1
D-45127 Essen

☒ Yes
Ja

☐ No
Nein

☐ Required location (specify)
Vorgeschriebenen Ort (angeben)

NOTICES (§ 12)
MITTEILUNGEN (§ 12)

Place and medium of publication
Ort und Medium der Bekanntmachung

Publication in printed form
Bekanntmachung in gedruckter Form

☐ London (Financial Times)
London (Financial Times)

☐ Luxembourg (d'Wort)
Luxemburg (d'Wort)

☒ Germany (Börsen-Zeitung)
Deutschland (Börsen-Zeitung)

☐ Other (specify)
Sonstige (angeben)

Publication on the website of the stock exchange
Bekanntmachung auf der Website der Börse

Stock Exchange
Börse

Internet Address
Internetadresse

Governing law
Anwendbares Recht

German Law
Deutsches Recht

PART I. B. PARTICIPATION CERTIFICATES | **Not applicable**
TEIL I. B. GENUSSSCHEINE | ***Nicht anwendbar***

Issuer | **Hypothekenbank in Essen Aktiengesellschaft**
Emittentin

Form of Conditions
Form der Bedingungen

☐ Long-Form
Nicht-konsolidierte Bedingungen

☐ Integrated
Konsolidierte Bedingungen

Language of Conditions
Sprache der Bedingungen

☐ German only
ausschließlich Deutsch

☐ English only
ausschließlich Englisch

☐ English and German (English controlling)
Englisch und Deutsch (englischer Text maßgeblich)

☐ German and English (German controlling)
Deutsch und Englisch (deutscher Text maßgeblich)

Issue, Principal Amount (§ 1)
Begebung, Nennbetrag (§ 1)

Aggregate Principal Amount
Gesammtnennbetrag

Date of general meeting
Datum der Hauptversammlung

Number of Participation Certificates
Anzahl der Stücke

Principal amount
Nennbetrag

Distributions (§ 2)
Ausschüttung (§ 2)

☐ Fixed Rate Participation Certificates
festverzinsliche Genussscheine

Rate of interest
Zinssatz

Interest Commencement Date
Verzinsungsbeginn

☐ Floating Rate Participation Certificates
variabel verzinsliche Genussscheine

Interest Commencement Date
Verzinsungsbeginn

Reference Dates
Referenztermine

Margin
Marge

Euribor Rate [three/six/nine/twelve month]
Euribor-Satz [drei/sechs/neun/zwölf Monate]

Screen Page
Bildschirmseite

Distribution Date(s)
Ausschüttungstag(e)

First Distribution Date
Erster Ausschüttungstag

Term, Termination by the Issuer (§ 6)
Laufzeit, Kündigung (§ 6)

End of term
Laufzeitende

Repayment Date
Rückzahlungstag

Interest Rate applicable to the Final Interest Period
Zinssatz für die abschließende Zinsperiode

☐ Distribution rate
Ausschüttungszinssatz

☐ Other (specify)
Sonstige (angeben)

Termination
Kündigung

Call Date
Ankündigungstermin

Date of Termination
Kündigungstermin

PART I. C.: GLOBAL PFANDBRIEFE — **Not applicable**
TEIL I. C.: GLOBALPFANDBRIEFE — ***Nicht anwendbar***

Issuer
Emittentin

Hypothekenbank in Essen Aktiengesellschaft

General Provisions (§ 1)
Allgemeine Bestimmungen (§ 1)

☐ [Global] Mortgage Pfandbriefe
[Global] Hypothekenpfandbriefe

☐ [Global] Public-Sector Pfandbriefe
[Global] Öffentliche Pfandbriefe

Aggregate Principal Amount
Gesamtnennbetrag

Number of Notes
Anzahl der Stücke

Principal Amount
Nennbetrag

Number of Notes to be issued in the Principal Amount
Anzahl der im Nennbetragauszugebenden Schuldverschreibungen

Custodian for The Depository Trust Company
Verwahrer für The Depository Trust Company

☐ J. P. Morgan Trust Company, National Association

☐ Other (specify)
Anderer (angeben)

Currency
Währung

☐ EUR

☐ USD

Interest (§ 2)
Zinsen (§ 2)

Rate of interest
Zinssatz

Interest Commencement Date
Verzinsungsbeginn

Fixed Interest Payment Date(s)
Festzinstermin(e)

First Interest Payment Date
Erster Festzinstermin

Initial Broken Amount
Anfänglicher Bruchteilzinsbetrag

Fixed Interest Date preceding the Maturity Date
Festzinstermin, der dem Fälligkeitstag vorangeht

Final Broken Amount
Abschließender Bruchteilzinsbetrag

Day Count Fraction
Zinstagequotient

☐ Actual/Actual (Actual/365)

☐ 30/360

Repayment (§ 3)
Rückzahlung (§ 3)

Specified Maturity Date
Festgelegter Endfälligkeitstag

Payments (§ 4)
Zahlungen (§ 4)

Frankfurt Business Day
Frankfurter Geschäftstag

☐ TARGET

Registrar and Paying Agents (§ 8)
Die Registrierungsstelle und die Zahlstellen (§ 8)

Paying Agent
Zahlstelle

☐ BNP Paribas Securities Services Luxembourg Branch

☐ Hypothekenbank in Essen AG

☐ J. P. Morgan Trust Company, National Association

☐ Other (specify)
Andere (angeben)

Notices (§ 9)
Bekanntmachungen (§ 9)

☐ d'Wort

PART II. OTHER INFORMATION
TEIL II. ZUSÄTZLICHE INFORMATIONEN

Specific Risk Factors
Spezielle Risikofaktoren

Interest of natural and legal persons involved in the issue/offer
Interessen von Seiten natürlicher und juristischer Personen, die an der Emission/dem Angebot beteiligt sind

☒ Save as discussed in the Prospectus under "Interest of Natural and Legal Persons involved in the Issue/Offer", so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.
Mit Ausnahme der im Prospekt im Abschnitt "Interest of Natural and Legal Persons involved in the Issue/Offer" angesprochenen Interessen bestehen bei den an der Emission beteiligten Personen nach Kenntnis der Emittentin keine Interessen, die für das Angebot bedeutsam sind.

☐ Other interest (specify)
Andere Interessen (angeben)

Reasons for the offer	See "Use of Proceeds" in the Prospectus
Gründe für das Angebot	*Siehe „Use of Proceeds" im Prospekt*
Estimated net proceeds *Geschätzter Nettobetrag der Erträge*	EUR 50,000,000 *EUR 50.000.000*
Estimated total expenses of the issue *Geschätzte Gesamtkosten der Emission*	EUR 1,100 *EUR 1.100*

Eurosystem eligibility
EZB-Fähigkeit

Intended to be held in a manner which would allow Eurosystem eligibility
Soll in EZB-fähiger Weise gehalten werden

Securities Identification Numbers
Wertpapier-Kenn-Nummern

☒ Common Code *Common Code*	027051553 *027051553*
☒ ISIN Code *ISIN Code*	DE000HBE1LR3 *DE000HBE1LR3*
☒ German Securities Code *Wertpapier-Kenn-Nummer (WKN)*	HBE1LR *HBE1LR*
☐ Any other securities number *Sonstige Wertpapier-Kenn-Nummer*	

Yield
Rendite

Yield *Rendite*	Not applicable *Nicht anwendbar*
Method of calculating the yield *Berechnungsmethode der Rendite*	

- ☐ ICMA method: The ICMA method determines the effective interest rate of notes taking into account accrued interest on a daily basis
  ICMA Methode: Die ICMA Methode ermittelt die Effektivverzinsung von Schuldverschreibungen unter Berücksichtigung der täglichen Stückzinsen
- ☐ Other method (specify)
  Andere Methode (angeben)

☒ **Historic Interest Rates**
Zinssätze der Vergangenheit

Details of historic EURIBOR rates can be obtained from Telerate.
Einzelheiten der Entwicklung der EURIBOR Sätze in der Vergangenheit können abgerufen werden unter Telerate.

☐ Details relating to the Performance of the [Index][Formula][other variable].
Einzelheiten hinsichtlich der Entwicklung des [Index][der Formel][einer anderen Variablen]

Name of index *Bezeichnung des Index*	Not applicable *Nicht anwendbar*

Description of index / Details of where information about index can be obtained
Indexbeschreibung / Angaben, wo Informationen zum Index zu finden sind

Description of interest rate
Beschreibung des Zinssatzes

Other equivalent information regarding the underlying (including, in the case of a basket of underlyings, a disclosure of the relevant weightings of each underlying in the basket)
Sonstige gleichwertigen Informationen bezüglich des Basiswertes (einschließlich, im Falle eines Korbs von Basiswerten, die Angabe der entsprechenden Gewichtungen jedes einzelnen Basiswertes im Korb)

Comprehensive explanation of how the value of the investment is affected by the underlying and the circumstances when risks are most evident
Umfassende Erläuterung darüber, wie der Wert der Anlage durch den Wert des Basiswerts beeinflusst wird, insb. in den Fällen, in denen die Risiken offensichtlich sind

Market disruption or settlement disruption events that may affect the underlying
Markt- oder Abwicklungsstörungen, die den Basiswert beeinflussen

Adjustment rules with relation to events concerning the underlying
Anpassungsvorschriften in Bezug auf Ereignisse, die den Basiswert betreffen

☐ **Details relating to the Performance of Rate(s) of Exchange and Explanation of Effect on Value of Investment**
Einzelheiten der Entwicklung des bzw. der Wechselkurse und Erläuterung der Auswirkungen auf den Wert der Anlage

Not applicable
Nicht anwendbar

Selling Restrictions
Verkaufsbeschränkungen

☒ The Selling Restrictions set out in the Prospectus shall apply.
Es gelten die im Prospekt wiedergegebenen Verkaufsbeschränkungen.

☒ TEFRA C
TEFRA C

☐ TEFRA D
TEFRA D

☐ Neither TEFRA C nor TEFRA D
Weder TEFRA C noch TEFRA D

☐ Additional Selling Restrictions (specify)
Zusätzliche Verkaufsbeschränkungen (angeben)

Taxation
Besteuerung

Information on taxes on the income from the Notes withheld at source in respect of countries where the offer is being made or admission to trading is being sought.
Informationen über die an der Quelle einbehaltene Steuer auf Schuldverschreibungen hinsichtlich der Länder in denen das Angebot unterbreitet oder die Zulassung zum Handel beantragt wird.

none
keine

Restrictions on the free transferability of the Notes
Beschränkungen der freien Übertragbarkeit der Wertpapiere

none
keine

TERMS AND CONDITIONS OF THE OFFER
BEDINGUNGEN UND KONDITIONEN DES ANGEBOTS

Conditions, offer statistics, plan of distribution and allotment, pricing
Bedingungen, Angebotstatistik, Vertriebs- und Zuteilungsplan, Preisfestsetzung

none
keine

Conditions to which the offer is subject
Bedingungen, denen das Angebot unterliegt

none
keine

Time period, including any possible amendments, during which the offer will be open
Frist – einschließlich etwaiger Änderungen – während der das Angebot vorliegt

☒ Not applicable
Nicht anwendbar

☐ Specify Details
Einzelheiten einfügen

Description of the application process
Beschreibung des Prozesses für die Umsetzung des Angebots

☒ Not applicable
Nicht anwendbar

☐ Specify Details
Einzelheiten einfügen

A description of the possibility to reduce subscriptions and the manner for refunding excess amount paid by applicants
Beschreibung der Möglichkeit zur Reduzierung der Zeichnungen und der Art und Weise der Erstattung des zu viel gezahlten Betrags an die Zeichner

☒ Not applicable
Nicht anwendbar

☐ Specify Details
Einzelheiten einfügen

Details of the minimum and/or maximum amount of application, (whether in number of notes or aggregate amount to invest)
Einzelheiten zum Mindest- und/oder Höchstbetrag der Zeichnung (entweder in Form der Anzahl der Schuldverschreibungen oder des aggregierten zu investierenden Betrags)

☒ Not applicable
Nicht anwendbar

☐ Specify Details
Einzelheiten einfügen

Method and time limits for paying up the notes and for delivery of the notes
Methode und Fristen für die Ratenzahlung der Wertpapiere und ihre Lieferung

☒ Not applicable
Nicht anwendbar

☐ Specify Details
Einzelheiten einfügen

Manner and date in which results of the offer are to be made public
Art und Weise sowie Termin, auf die bzw. an dem die Ergebnisse des Angebots zu veröffentlichen sind

☒ Not applicable
Nicht anwendbar

☐ Specify Details
Einzelheiten einfügen

The procedure for the exercise of any right of pre-emption, the negotiability of subscription rights and the treatment of subscription rights not exercised.
Verfahren für die Ausübung eines etwaigen Vorzugsrechts, die Marktfähigkeit der Zeichnungsrechte und die Behandlung der nicht ausgeübten Zeichnungsrechte

☒ Not applicable
Nicht anwendbar

☐ Specify Details
Einzelheiten einfügen

Various categories of potential investors to which the notes are offered
Angabe der verschiedenen Kategorien der potentiellen Investoren, denen die Schuldverschreibungen angeboten werden

☒ Not applicable
Nicht anwendbar

☐ Specify Details
Einzelheiten einfügen

Process for notification to applicants of the amount allotted and indication whether dealing may begin before notification is made
Verfahren zur Meldung des den Zeichnern zugeteilten Betrags und Angabe, ob eine Aufnahme des Handels vor dem Meldeverfahren möglich ist

☒ Not applicable
Nicht anwendbar

☐ Specify Details
Einzelheiten einfügen

Expected price at which the notes will be offered / method of determining the price and the process for its disclosure and amount of any expenses and taxes specifically charged to the subscriber or purchaser.
Kurs, zu dem die Schuldverschreibungen angeboten werden / Methode, mittels deren der Angebotskurs festgelegt wird und Angaben zum Verfahren für die Offenlegung sowie der Kosten und Steuern, die speziell dem Zeichner oder Käufer in Rechnung gestellt werden.

☒ Not applicable
Nicht anwendbar

☐ Specify Details
Einzelheiten einfügen

Placing and Underwriting
Platzierung und Übernahme

Name and address of the co-ordinator(s) of the global offer and of single parts of the offer and, to the extent known to the Issuer or the offeror, of the placers in the various countries where the offer takes place.
Name und Anschrift des Koordinators/der Koordinatoren des globalen Angebots oder einzelner Teile des Angebots und – sofern dem Emittenten oder dem Bieter bekannt – Angaben zu den Plazierern in den einzelnen Ländern des Angebots.

☒ Not applicable
Nicht anwendbar

☐ Specify Details
Einzelheiten einfügen

Method of distribution
Vertriebsmethode

☒ Non-syndicated
Nicht syndiziert

☐ Syndicated
Syndiziert

Subscription Agreement
Übernahmevertrag

Date of Subscription Agreement
Datum des Subscription Agreements

General Features of the Subscription Agreement
Hauptmerkmale des Übernahmevertrags

Management Details including form of commitment
Einzelheiten bezüglich des Bankenkonsortiums einschließlich der Art der Übernahme

Dealer (specify name and address)
Plazeur (Name und Adresse angeben)

DZ BANK AG
Deutsche Zentral-Genossenschaftsbank, Frankfurt am Main
Platz der Republik
D-60265 Frankfurt am Main

☒ firm commitment
feste Zusage

☐ no firm commitment/best efforts arrangements
keine feste Zusage/zu den bestmöglichen Bedingungen

Commissions
Provisionen

Management/Underwriting Commission (specify) *Management- und Übernahmeprovision (angeben)*	Not Applicable *Nicht anwendbar*
Selling Concession (specify) *Verkaufsprovision (angeben)*	Not Applicable *Nicht anwendbar*
Listing Commission *Börsenzulassungprovision*	Not Applicable *Nicht anwendbar*
Other (specify) *Andere (angeben)*	Not Applicable *Nicht Anwendbar*
Stabilising Dealer(s)/Manager(s) ***Kursstabilisierender Dealer/Manager***	Not Applicable Nicht Anwendbar
Subscription Agreement ***Übernahmevertrag***	Not Applicable *Nicht Anwendbar*

- Date of subscription agreement
  Datum des Übernahmevertrags
- General features of the subscription agreement (including the quotas)
  Angabe der Hauptmerkmale des Übernahmevertrags (einschließlich der Quoten)

Listing(s) ***Börsenzulassung(en)***	Yes *Ja*

☐ Luxembourg
Luxemburg

☐ Regulated Market

☐ Euro MTF

☒ Düsseldorf

☐ Other (insert details)
Sonstige (Einzelheiten einfügen)

Date of admission ***Datum der Zulassung***	has been applied for *ist beantragt*
Estimate of the total expenses related to admission to trading ***Geschätzte Gesamtkosten für die Zulassung zum Handel***	EUR 1,100 *EUR 1.100*

All regulated markets or equivalent markets on which, to the knowledge of the Issuer, notes of the same class (Series) of the Notes to be offered or admitted to trading are already admitted to trading
Angabe sämtlicher geregelter oder gleichwertiger Märkte, auf denen nach Kenntnis der Emittentin Schuldverschreibungen der gleichen Wertpapierkategorie (Serie), die zum Handel angeboten oder zugelassen werden sollen, bereits zum Handel zugelassen sind

☐ Luxembourg
Luxemburg

☐ Düsseldorf

☐ Other (insert details)
Andere (Einzelheiten einfügen)

Name and address of the entities which have a firm commitment to act as intermediaries in secondary trading, providing liquidity through bid and offer rates and description of the main terms of their commitment

Name und Anschrift der Institute, die aufgrund einer festen Zusage als Intermediäre im Sekundärhandel tätig sind und Liquidität mittels Geld- und Briefkursen erwirtschaften, und Beschreibung der Hauptbedingungen der Zusagevereinbarung

☒ Not applicable
Nicht anwendbar

Rating ***Rating***	has been applied for *ist beantragt*
Other relevant terms and conditions (specify) ***Andere relevante Bestimmungen (einfügen)***	
Listing: ***Börsenzulassung:***	Düsseldorf *Düsseldorf*

The above Final Terms comprise the details required to list this issue of Notes pursuant to the € 30,000,000,000 Essen Hyp Debt Issuance Programme of Hypothekenbank in Essen Aktiengesellschaft (as from 09 October 2006).
Die vorstehenden Endgültigen Bedingungen enthalten die Angaben, die für die Börsennotierung dieser Emission von Schuldverschreibungen unter dem € 30.000.000.000 Essen Hyp Debt Issuance Programme der Hypothekenbank in Essen Aktiengesellschaft (ab dem 09. Oktober 2006) erforderlich sind.

Responsibility
Verantwortlichkeit

The Issuer accepts responsibility for the information contained in these Final Terms as set out in the section "Responsibility Statement" on page 3 of the Prospectus, provided that, with respect to any information included herein and specified to be sourced from a third party (i) the Issuer confirms that any such information has been accurately reproduced and as far as the Issuer is aware and is able to ascertain from information available to it from such third party, no facts have been omitted, the omission of which would render the reproduced information inaccurate or misleading and (ii) the Issuer has not independently verified any such information and accepts no responsibility for the accuracy thereof.
Die Emittentin übernimmt die Verantwortung für die in diesen Endgültigen Bedingungen enthaltenen Informationen wie im Abschnitt "Responsibility Statement" auf Seite 3 des Prospekts bestimmt. Hinsichtlich der hierin enthaltenen und als solche gekennzeichneten Informationen von Seiten Dritter gilt Folgendes: (i) Die Emittentin bestätigt, dass diese Informationen zutreffend wiedergegeben worden sind und – soweit es der Emittentin bekannt ist und sie aus den von diesen Dritten zur Verfügung gestellten Informationen ableiten konnte – keine Fakten weggelassen wurden, deren Fehlen die reproduzierten Informationen unzutreffend oder irreführend gestalten würden; (ii) die Emittentin hat diese Informationen nicht selbständig überprüft und übernimmt keine Verantwortung für ihre Richtigkeit.

Hypothekenbank in Essen Aktiengesellschaft

____

[Name & title of signatory]
[Name und Titel des Unterzeichnenden]

11 October 2006

Final Terms

USD 150,000,000 Fixed Rate Public Sector Pfandbriefe of 2006/2010

issued pursuant to the

Euro 30,000,000,000
Essen Hyp Debt Issuance Programme

dated 28 April 2006

of

Hypothekenbank in Essen Aktiengesellschaft

Issue Price: 100 per cent.

Issue Date: 13 October 2006

Series No: HBE1LT

These are the Final Terms of an issue of Notes (which term, where applicable, shall include Pfandbriefe) under the Euro 30,000,000,000 Debt Issuance Programme of Hypothekenbank in Essen Aktiengesellschaft (the "Programme"). Full information on Hypothekenbank in Essen Aktiengesellschaft and the offer of the Notes is only available on the basis of the combination of the Debt Issuance Programme Prospectus pertaining to the Programme dated 28 April 2006 (the **"Prospectus"**) and these Final Terms. The Prospectus and any supplement thereto is available for viewing in electronic form on the website of the Luxembourg Stock Exchange (www.bourse.lu) and on the website of Hypothekenbank in Essen Aktiengesellschaft (www.essenhyp.com/en/bonds_notes/securities_ prospectus.php) and copies may be obtained from Hypothekenbank in Essen Aktiengesellschaft, Transaction Banking, Gildehofstrasse 1, D-45127 Essen, Federal Republic of Germany.

Part I. TERMS AND CONDITIONS

This Part I of the Final Terms is to be read in conjunction with the Terms and Conditions of the Notes (the "Terms and Conditions") set forth in the Prospectus. Capitalised terms not otherwise defined herein shall have the meanings specified in the Terms and Conditions.

All references in this part of the Final Terms to numbered Articles and sections are to Articles and sections of the Terms and Conditions.

All provisions in the Terms and Conditions corresponding to items in these Final Terms which are either not selected or completed or which are deleted shall be deemed to be deleted from the terms and conditions applicable to the Notes (the "Conditions").

PART I. A. Notes other than Participation Certificates

Issuer ***Emittentin***	**Hypothekenbank in Essen Aktiengesellschaft**
Form of Conditions ***Form der Bedingungen***	
☒ Long-Form *Nicht-konsolidierte Bedingungen*	
Language of Conditions ***Sprache der Bedingungen***	
☒ English only *ausschließlich Englisch*	
Currency, Denomination, Form, Certain Definitions (§ 1) ***Währung, Stückelung, Form, Definitionen (§ 1)***	
Currency and Denomination ***Währung und Stückelung***	
Specified Currency *Festgelegte Währung*	U.S. Dollar ("USD")
Aggregate Principal Amount *Gesamtnennbetrag*	USD 150,000,000
Specified Denomination(s) *Festgelegte Stückelung/Stückelungen*	USD 100,000
Number of Notes to be issued in each Specified Denomination *Anzahl der in jeder festgelegten Stückelung auszugebenden Schuldverschreibungen*	1,500
Minimum Transfer Amount (specify) *Mindestnennbetrag für Übertragungen (angeben)*	Not applicable
Form ***Form***	
☒ **Pfandbriefe**	
☒ Public-Sector Pfandbriefe *Öffentliche Pfandbriefe*	
☐ **New Global Note** ***New Global Note***	**No**
☒ **TEFRA D** ***TEFRA D***	
Temporary Global Note exchangeable for: *Vorläufige Globalurkunde austauschbar gegen:*	
☒ Permanent Global Note *Dauerglobalurkunde*	
Definitive Notes ***Einzelurkunden***	**No**

Certain Definitions
Definitionen

Clearing System
Clearing System

☒ Euroclear Bank S. A./N. V. (Euroclear Operator)
1 Boulevard du Roi Albert II
B-1210 Brussels

☒ Clearstream Banking, société anonyme
42 Avenue JF Kennedy
L-1855 Luxembourg

STATUS (§ 2)
STATUS (§ 2)

INTEREST (§ 3)
ZINSEN (§ 3)

☒ **Fixed Rate Notes**
Festverzinsliche Schuldverschreibungen
Rate of Interest and Interest Payment Dates
Zinssatz und Zinszahlungstage

Interest Commencement Date *Verzinsungsbeginn*	13 October 2006
Rate of Interest *Zinssatz*	4.8575 per cent. per annum
Fixed Interest Payment Date(s) *Feste(r) Zinszahlungstag(e)*	15 March and 15 September in each year (first short coupon)
First Interest Payment Date *Erster Zinszahlungstag*	15 March 2007
Initial Broken Amount(s) (per specified denomination) *Anfängliche(r) Bruchteilzinsbetrag(-beträge)* *(für jede festgelegte Stückelung)*	USD 2050.94

Day Count Fraction
Zinstagequotient

☒ 30/360 or 360/360 (Bond Basis)

PAYMENTS (§ 4)
ZAHLUNGEN (§ 4)

Payment Business Day
Zahlungstag

Relevant Financial Centre(s) (specify all) *Relevante(s) Finanzzentren(um) (alle angeben)*	London, New York and TARGET

REDEMPTION (§ 5)
RÜCKZAHLUNG (§ 5)

Final Redemption
Rückzahlung bei Endfälligkeit

☒ **Notes other than Instalment, Dual Currency, Index-linked, Credit-linked or Structured Notes**
Schuldverschreibungen außer Raten-, Doppelwährungs-, Indexierte-, Credit linked- oder Strukturierte-Schuldverschreibungen

☒ Maturity Date *Fälligkeitstag*	15 September 2010
☒ Final Redemption Amount *Rückzahlungsbetrag*	
☒ Principal amount *Nennbetrag*	

Early Redemption
Vorzeitige Rückzahlung

Optional Redemption for Taxation Reasons ***Option zur vorzeitigen Rückzahlung aus steuerlichen Gründen***	**No**
Early Redemption at the Option of the Issuer ***Vorzeitige Rückzahlung nach Wahl der Emittentin***	**No**
Early Redemption at the Option of a Holder ***Vorzeitige Rückzahlung nach Wahl des Gläubigers***	**No**

FISCAL AGENT AND PAYING AGENT (§ 6)
EMISSIONSSTELLE UND ZAHLSTELLE (§ 6)

Paying Agents
Zahlstellen

☒ Fiscal Agent *Emissionsstelle*	BNP Paribas Securities Services, Luxembourg Branch 33, Rue de Gasperich Howald-Hesperange L-2085 Luxembourg Luxembourg

NOTICES (§ 10)
MITTEILUNGEN (§ 10)

Place and medium of publication
Ort und Medium der Bekanntmachung

Publication in printed form
Bekanntmachung in gedruckter Form

☒ Other (specify) *Sonstige (angeben)*	Clearing System
Governing law ***Anwendbares Recht***	**German Law** ***Deutsches Recht***

PART II. OTHER INFORMATION
TEIL II. ZUSÄTZLICHE INFORMATIONEN

Interest of natural and legal persons involved in the issue/offer
Interessen von Seiten natürlicher und juristischer Personen, die an der Emission/dem Angebot beteiligt sind

☒ Save as discussed in the Prospectus under "Interest of Natural and Legal Persons involved in the Issue/Offer", so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.
Mit Ausnahme der im Prospekt im Abschnitt "Interest of Natural and Legal Persons involved in the Issue/Offer" angesprochenen Interessen bestehen bei den an der Emission beteiligten Personen nach Kenntnis der Emittentin keine Interessen, die für das Angebot bedeutsam sind.

Securities Identification Numbers
Wertpapier-Kenn-Nummern

☒ Common Code *Common Code*	027099645
☒ ISIN Code *ISIN Code*	XS0270996456
☒ German Securities Code *Wertpapier-Kenn-Nummer (WKN)*	HBE1LT

Selling Restrictions
Verkaufsbeschränkungen

☒ The Selling Restrictions set out in the Prospectus shall apply.
Es gelten die im Prospekt wiedergegebenen Verkaufsbeschränkungen.

☒ TEFRA D
TEFRA D

Restrictions on the free transferability of the Notes ***Beschränkungen der freien Übertragbarkeit der Wertpapiere***	None

TERMS AND CONDITIONS OF THE OFFER
BEDINGUNGEN UND KONDITIONEN DES ANGEBOTS

Method of distribution
Vertriebsmethode

☒ Non-syndicated
Nicht syndiziert

Commissions ***Provisionen***	None
Stabilising Dealer(s)/Manager(s) ***Kursstabilisierender Dealer/Manager***	None
Listing(s) ***Börsenzulassung(en)***	No

Responsibility
Verantwortlichkeit

The Issuer accepts responsibility for the information contained in these Final Terms as set out in the section "Responsibility Statement" on page 3 of the Prospectus, provided that, with respect to any information included herein and specified to be sourced from a third party (i) the Issuer confirms that any such information has been accurately reproduced and as far as the Issuer is aware and is able to ascertain from information available to it from such third party, no facts have been omitted, the omission of which would render the reproduced information inaccurate or misleading and (ii) the Issuer has not independently verified any such information and accepts no responsibility for the accuracy thereof.
Die Emittentin übernimmt die Verantwortung für die in diesen Endgültigen Bedingungen enthaltenen Informationen wie im Abschnitt "Responsibility Statement" auf Seite 3 des Prospekts bestimmt. Hinsichtlich der hierin enthaltenen und als solche gekennzeichneten Informationen von Seiten Dritter gilt Folgendes: (i) Die Emittentin bestätigt, dass diese Informationen zutreffend wiedergegeben worden sind und – soweit es der Emittentin bekannt ist und sie aus den von diesen Dritten zur Verfügung gestellten Informationen ableiten konnte – keine Fakten weggelassen wurden, deren Fehlen die reproduzierten Informationen unzutreffend oder irreführend gestalten würden; (ii) die Emittentin hat diese Informationen nicht selbständig überprüft und übernimmt keine Verantwortung für ihre Richtigkeit.

Hypothekenbank in Essen Aktiengesellschaft

____

11 October 2006

Final Terms

USD 150,000,000 Fixed Rate Public Sector Pfandbriefe of 2006/2010

issued pursuant to the

Euro 30,000,000,000
Essen Hyp Debt Issuance Programme

dated 28 April 2006

of

Hypothekenbank in Essen Aktiengesellschaft

Issue Price: 100 per cent.

Issue Date: 13 October 2006

Series No: HBE1LU

These are the Final Terms of an issue of Notes (which term, where applicable, shall include Pfandbriefe) under the Euro 30,000,000,000 Debt Issuance Programme of Hypothekenbank in Essen Aktiengesellschaft (the "Programme"). Full information on Hypothekenbank in Essen Aktiengesellschaft and the offer of the Notes is only available on the basis of the combination of the Debt Issuance Programme Prospectus pertaining to the Programme dated 28 April 2006 (the **"Prospectus"**) and these Final Terms. The Prospectus and any supplement thereto is available for viewing in electronic form on the website of the Luxembourg Stock Exchange (www.bourse.lu) and on the website of Hypothekenbank in Essen Aktiengesellschaft (www.essenhyp.com/en/bonds_notes/securities_ prospectus.php) and copies may be obtained from Hypothekenbank in Essen Aktiengesellschaft, Transaction Banking, Gildehofstrasse 1, D-45127 Essen, Federal Republic of Germany.

Part I. TERMS AND CONDITIONS

This Part I of the Final Terms is to be read in conjunction with the Terms and Conditions of the Notes (the "Terms and Conditions") set forth in the Prospectus. Capitalised terms not otherwise defined herein shall have the meanings specified in the Terms and Conditions.

All references in this part of the Final Terms to numbered Articles and sections are to Articles and sections of the Terms and Conditions.

All provisions in the Terms and Conditions corresponding to items in these Final Terms which are either not selected or completed or which are deleted shall be deemed to be deleted from the terms and conditions applicable to the Notes (the "Conditions").

PART I. A. Notes other than Participation Certificates

Issuer ***Emittentin***	**Hypothekenbank in Essen Aktiengesellschaft**

Form of Conditions
Form der Bedingungen

☒ Long-Form
Nicht-konsolidierte Bedingungen

Language of Conditions
Sprache der Bedingungen

☒ English only
ausschließlich Englisch

Currency, Denomination, Form, Certain Definitions (§ 1)
Währung, Stückelung, Form, Definitionen (§ 1)

Currency and Denomination
Währung und Stückelung

Specified Currency *Festgelegte Währung*	U.S. Dollar ("USD")
Aggregate Principal Amount *Gesamtnennbetrag*	USD 150,000,000
Specified Denomination(s) *Festgelegte Stückelung/Stückelungen*	USD 100,000
Number of Notes to be issued in each Specified Denomination *Anzahl der in jeder festgelegten Stückelung auszugebenden Schuldverschreibungen*	1,500
Minimum Transfer Amount (specify) *Mindestnennbetrag für Übertragungen (angeben)*	Not applicable

Form
Form

☒ **Pfandbriefe**

☒ Public-Sector Pfandbriefe
Öffentliche Pfandbriefe

☐ **New Global Note** ***New Global Note***	**No**

☒ **TEFRA D**
TEFRA D

Temporary Global Note exchangeable for:
Vorläufige Globalurkunde austauschbar gegen:

☒ Permanent Global Note
Dauerglobalurkunde

Definitive Notes ***Einzelurkunden***	**No**

Certain Definitions
Definitionen

Clearing System
Clearing System

☒ Euroclear Bank S. A./N. V. (Euroclear Operator)
1 Boulevard du Roi Albert II
B-1210 Brussels

☒ Clearstream Banking, société anonyme
42 Avenue JF Kennedy
L-1855 Luxembourg

STATUS (§ 2)
STATUS (§ 2)

INTEREST (§ 3)
ZINSEN (§ 3)

☒ **Fixed Rate Notes**
Festverzinsliche Schuldverschreibungen
Rate of Interest and Interest Payment Dates
Zinssatz und Zinszahlungstage

Interest Commencement Date *Verzinsungsbeginn*	13 October 2006
Rate of Interest *Zinssatz*	4.85 per cent. per annum
Fixed Interest Payment Date(s) *Feste(r) Zinszahlungstag(e)*	15 June and 15 December in each year (first short coupon)
First Interest Payment Date *Erster Zinszahlungstag*	15 December 2006
Initial Broken Amount(s) (per specified denomination) *Anfängliche(r) Bruchteilzinsbetrag(-beträge) (für jede festgelegte Stückelung)*	USD 835.28

Day Count Fraction
Zinstagequotient

☒ 30/360 or 360/360 (Bond Basis)

PAYMENTS (§ 4)
ZAHLUNGEN (§ 4)

Payment Business Day
Zahlungstag

Relevant Financial Centre(s) (specify all) *Relevante(s) Finanzzentren(um) (alle angeben)*	London, New York and TARGET

REDEMPTION (§ 5)
RÜCKZAHLUNG (§ 5)

Final Redemption
Rückzahlung bei Endfälligkeit

☒ **Notes other than Instalment, Dual Currency, Index-linked, Credit-linked or Structured Notes**
Schuldverschreibungen außer Raten-, Doppelwährungs-, Indexierte-, Credit linked- oder Strukturierte-Schuldverschreibungen

☒ Maturity Date *Fälligkeitstag*	15 June 2010
☒ Final Redemption Amount *Rückzahlungsbetrag*	
☒ Principal amount *Nennbetrag*	

Early Redemption
Vorzeitige Rückzahlung

Optional Redemption for Taxation Reasons ***Option zur vorzeitigen Rückzahlung aus steuerlichen Gründen***	**No**
Early Redemption at the Option of the Issuer ***Vorzeitige Rückzahlung nach Wahl der Emittentin***	**No**
Early Redemption at the Option of a Holder ***Vorzeitige Rückzahlung nach Wahl des Gläubigers***	**No**

FISCAL AGENT AND PAYING AGENT (§ 6)
EMISSIONSSTELLE UND ZAHLSTELLE (§ 6)

Paying Agents
Zahlstellen

☒ Fiscal Agent *Emissionsstelle*	BNP Paribas Securities Services, Luxembourg Branch 33, Rue de Gasperich Howald-Hesperange L-2085 Luxembourg Luxembourg

NOTICES (§ 10)
MITTEILUNGEN (§ 10)

Place and medium of publication
Ort und Medium der Bekanntmachung

Publication in printed form
Bekanntmachung in gedruckter Form

☒ Other (specify) *Sonstige (angeben)*	Clearing System
Governing law ***Anwendbares Recht***	**German Law** ***Deutsches Recht***

PART II. OTHER INFORMATION
TEIL II. ZUSÄTZLICHE INFORMATIONEN

Interest of natural and legal persons involved in the issue/offer
Interessen von Seiten natürlicher und juristischer Personen, die an der Emission/dem Angebot beteiligt sind

☒ Save as discussed in the Prospectus under "Interest of Natural and Legal Persons involved in the Issue/Offer", so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.
Mit Ausnahme der im Prospekt im Abschnitt "Interest of Natural and Legal Persons involved in the Issue/Offer" angesprochenen Interessen bestehen bei den an der Emission beteiligten Personen nach Kenntnis der Emittentin keine Interessen, die für das Angebot bedeutsam sind.

Securities Identification Numbers
Wertpapier-Kenn-Nummern

☒ Common Code *Common Code*	027099602
☒ ISIN Code *ISIN Code*	XS0270996027
☒ German Securities Code *Wertpapier-Kenn-Nummer (WKN)*	HBE1LU

Selling Restrictions
Verkaufsbeschränkungen

☒ The Selling Restrictions set out in the Prospectus shall apply.
Es gelten die im Prospekt wiedergegebenen Verkaufsbeschränkungen.

☒ TEFRA D
TEFRA D

Restrictions on the free transferability of the Notes ***Beschränkungen der freien Übertragbarkeit der Wertpapiere***	None

TERMS AND CONDITIONS OF THE OFFER
BEDINGUNGEN UND KONDITIONEN DES ANGEBOTS

Method of distribution
Vertriebsmethode

☒ Non-syndicated
Nicht syndiziert

Commissions ***Provisionen***	None
Stabilising Dealer(s)/Manager(s) ***Kursstabilisierender Dealer/Manager***	None
Listing(s) ***Börsenzulassung(en)***	No

Responsibility
Verantwortlichkeit

The Issuer accepts responsibility for the information contained in these Final Terms as set out in the section "Responsibility Statement" on page 3 of the Prospectus, provided that, with respect to any information included herein and specified to be sourced from a third party (i) the Issuer confirms that any such information has been accurately reproduced and as far as the Issuer is aware and is able to ascertain from information available to it from such third party, no facts have been omitted, the omission of which would render the reproduced information inaccurate or misleading and (ii) the Issuer has not independently verified any such information and accepts no responsibility for the accuracy thereof.
Die Emittentin übernimmt die Verantwortung für die in diesen Endgültigen Bedingungen enthaltenen Informationen wie im Abschnitt "Responsibility Statement" auf Seite 3 des Prospekts bestimmt. Hinsichtlich der hierin enthaltenen und als solche gekennzeichneten Informationen von Seiten Dritter gilt Folgendes: (i) Die Emittentin bestätigt, dass diese Informationen zutreffend wiedergegeben worden sind und – soweit es der Emittentin bekannt ist und sie aus den von diesen Dritten zur Verfügung gestellten Informationen ableiten konnte – keine Fakten weggelassen wurden, deren Fehlen die reproduzierten Informationen unzutreffend oder irreführend gestalten würden; (ii) die Emittentin hat diese Informationen nicht selbständig überprüft und übernimmt keine Verantwortung für ihre Richtigkeit.

Hypothekenbank in Essen Aktiengesellschaft

____

12 October 2006
12. Oktober 2006

Final Terms
Endgültige Bedingungen

EUR 85,000,000 Floating Rate Public-Sector Pfandbriefe due December 2013
issued pursuant to the

EUR 85.000.000 variabel verzinsliche Öffentliche Pfandbriefe fällig im Dezember 2013
begeben aufgrund des

Euro 30,000,000,000
Essen Hyp Debt Issuance Programme

dated 28 April 2006
datiert 28. April 2006

of
der

Hypothekenbank in Essen Aktiengesellschaft

Issue Price: 100.175 per cent.
Ausgabepreis: 100,175%

Issue Date: 17 October 2006
Tag der Begebung: 17. Oktober 2006

Series No: HBE1LP
Serien Nr.: HBE1LP

These are the Final Terms of an issue of Notes (which term, where applicable, shall include Pfandbriefe) under the Euro 30,000,000,000 Debt Issuance Programme of Hypothekenbank in Essen Aktiengesellschaft (the "Programme"). Full information on Hypothekenbank in Essen Aktiengesellschaft and the offer of the Notes is only available on the basis of the combination of the Debt Issuance Programme Prospectus pertaining to the Programme dated 28 April 2006 (the **"Prospectus"**) and these Final Terms. The Prospectus and any supplement thereto is available for viewing in electronic form on the website of the Luxembourg Stock Exchange (www.bourse.lu) and on the website of Hypothekenbank in Essen Aktiengesellschaft (www.essenhyp.com/en/bonds_notes/securities_prospectus.php) and copies may be obtained from Hypothekenbank in Essen Aktiengesellschaft, Transaction Banking, Gildehofstrasse 1, D-45127 Essen, Federal Republic of Germany.
Dies sind die Endgültigen Bedingungen einer Emission von Schuldverschreibungen (dieser Begriff schließt an geeigneter Stelle Pfandbriefe ein) unter dem Euro 30.000.000.000 Debt Issuance Programm der Hypothekenbank in Essen Aktiengesellschaft (das "Programm"). Vollständige Informationen über die Hypotheken Bank in Essen Aktiengesellschaft und das Angebot der Schuldverschreibungen sind nur verfügbar, wenn die Endgültigen Bedingungen und der Basisprospekt vom 28. April 2006 über das Programm (der "Prospekt") zusammengenommen werden. Der Prospekt sowie jeder Nachtrag können in elektronischer Form auf der Internetseite der Luxembourg Stock Exchange (www.bourse.lu) und der Internetseite der Hypothekenbank in Essen Aktiengesellschaft (www.essenhyp.com/en/bonds_notes/securities_prospectus.php) eingesehen werden. Kopien sind erhältlich unter folgender Adresse: Hypothekenbank in Essen Aktiengesellschaft, Marktfolge Treasury, Gildehofstraße 1, D-45127 Essen, Bundesrepublik Deutschland.

Part I. TERMS AND CONDITIONS
Teil I. EMISSIONSBEDINGUNGEN

This Part I of the Final Terms is to be read in conjunction with the Terms and Conditions of the Notes (the "Terms and Conditions") set forth in the Prospectus. Capitalised terms not otherwise defined herein shall have the meanings specified in the Terms and Conditions.

All references in this part of the Final Terms to numbered Articles and sections are to Articles and sections of the Terms and Conditions.

All provisions in the Terms and Conditions corresponding to items in these Final Terms which are either not selected or completed or which are deleted shall be deemed to be deleted from the terms and conditions applicable to the Notes (the "Conditions").

Dieser Teil I der Endgültigen Bedingungen ist in Verbindung mit den Emissionsbedingungen der Schuldverschreibungen (die "Emissionsbedingungen") zu lesen, die im Prospekt enthalten sind. Begriffe, die in den Emissionsbedingungen definiert sind, haben, falls die Endgültigen Bedingungen nicht etwas anderes bestimmen, die gleiche Bedeutung, wenn sie in diesen Endgültigen Bedingungen verwendet werden.

Bezugnahmen in diesem Teil der Endgültigen Bedingungen auf Paragraphen und Absätze beziehen sich auf die Paragraphen und Absätze der Emissionsbedingungen.

Sämtliche Bestimmungen der Emissionsbedingungen, die sich auf Variablen dieser Endgültigen Bedingungen beziehen und die weder angekreuzt noch ausgefüllt werden oder die gestrichen werden, gelten als in den auf die Schuldverschreibungen anwendbaren Emissionsbedingungen (die "Bedingungen") gestrichen.

PART I. A. Notes other than Participation Certificates
TEIL I. A. Schuldverschreibungen, die keine Genussscheine sind

Issuer ***Emittentin***	**Hypothekenbank in Essen Aktiengesellschaft**

Form of Conditions
Form der Bedingungen

☒ Long-Form
Nicht-konsolidierte Bedingungen

☐ Integrated
Konsolidierte Bedingungen

Language of Conditions
Sprache der Bedingungen

☐ German only
ausschließlich Deutsch

☐ English only
ausschließlich Englisch

☐ English and German (English controlling)
Englisch und Deutsch (englischer Text maßgeblich)

☒ German and English (German controlling)
Deutsch und Englisch (deutscher Text maßgeblich)

Currency, Denomination, Form, Certain Definitions (§ 1)
Währung, Stückelung, Form, Definitionen (§ 1)

Currency and Denomination
Währung und Stückelung

Specified Currency *Festgelegte Währung*	Euro ("EUR") *Euro ("EUR")*
Aggregate Principal Amount *Gesamtnennbetrag*	EUR 85,000,000 *EUR 85.000.000*
Specified Denomination(s) *Festgelegte Stückelung/Stückelungen*	EUR 50,000 *EUR 50.000*
Number of Notes to be issued in each Specified Denomination *Anzahl der in jeder festgelegten Stückelung auszugebenden Schuldverschreibungen*	1,700 *1.700*
Minimum Transfer Amount (specify) *Mindestnennbetrag für Übertragungen (angeben)*	

Form
Form

☐ **Notes**
Schuldverschreibungen

☒ **Pfandbriefe**

☐ Mortgage Pfandbriefe
Hypothekenpfandbriefe

☒ Public-Sector Pfandbriefe
Öffentliche Pfandbriefe

☐ **New Global Note**
New Global Note

☒ **TEFRA C**
TEFRA C

☒ Permanent Global Note
Dauerglobalurkunde

☐ Temporary Global Note exchangeable for:
Vorläufige Globalurkunde austauschbar gegen:

☐ Definitive Notes
Einzelurkunden

☐ **TEFRA D**
TEFRA D

Temporary Global Note exchangeable for:
Vorläufige Globalurkunde austauschbar gegen:

☐ Permanent Global Note
Dauerglobalurkunde

☐ Definitive Notes
Einzelurkunden

☐ **Neither TEFRA D nor TEFRA C**
Weder TEFRA D noch TEFRA C

☐ Permanent Global Note
Dauerglobalurkunde

☐ Temporary Global Note exchangeable for:
Vorläufige Globalurkunde austauschbar gegen:

☐ Definitive Notes
Einzelurkunden

Definitive Notes — **No**
Einzelurkunden — ***Nein***

☐ Coupons
Zinsscheine

☐ Talons
Talons

☐ Receipts
Rückzahlungsscheine

Certain Definitions
Definitionen

Clearing System
Clearing System

☒ Clearstream Banking AG
Neue Börsenstraße 1
D-60487 Frankfurt am Main

☐ Euroclear Bank S. A./N. V. (Euroclear Operator)
1 Boulevard du Roi Albert II
B-1210 Brussels

☐ Clearstream Banking, société anonyme
42 Avenue JF Kennedy
L-1855 Luxembourg

☐ The Depository Trust Company
55 Water Street
New York, NY 10041-0099
USA

☐ Other (specify)
Sonstige (angeben)

STATUS (§ 2)
STATUS (§ 2)

☐ Unsubordinated
Nicht-nachrangig

☐ Subordinated
Nachrangig

INTEREST (§ 3)
ZINSEN (§ 3)

☐ **Fixed Rate Notes**
Festverzinsliche Schuldverschreibungen
Rate of Interest and Interest Payment Dates
Zinssatz und Zinszahlungstage

Interest Commencement Date
Verzinsungsbeginn

Rate of Interest
Zinssatz

Fixed Interest Payment Date(s)
Feste(r) Zinszahlungstag(e)

First Interest Payment Date
Erster Zinszahlungstag

Initial Broken Amount(s) (per specified denomination)
Anfängliche(r) Bruchteilzinsbetrag(-beträge)
(für jede festgelegte Stückelung)

Fixed Interest Date preceding the Maturity Date
Festzinstermin, der dem Fälligkeitstag vorangeht

Final Broken Amount(s) (per specified denomination)
Abschließende(r) Bruchteilzinsbetrag(-beträge)
(für jede festgelegte Stückelung)

☒ **Floating Rate Notes**
Variabel verzinsliche Schuldverschreibungen
Interest Payment Dates
Zinszahlungstage

Interest Commencement Date *Verzinsungsbeginn*	17 October 2006 *17. Oktober 2006*
Specified Interest Payment Dates	20 March, 20 June, 20 September and 20 December in each year, commencing on 20 December 2006 (first long Interest Period)
Festgelegte Zinszahlungstage	*20. März, 20. Juni,* *20. September und* *20. Dezember in jedem Jahr,*

	beginnend am 20. Dezember 2006
	(erste lange Zinsperiode)
Specified Interest Period(s) *Festgelegte Zinsperiode(n)*	

Business Day Convention
Geschäftstagskonvention

☒ Modified Following Business Day Convention
Modifizierte Folgender Geschäftstag-Konvention

☐ FRN Convention (specify period(s)
FRN Konvention (Zeitraum angeben)

☐ Following Business Day Convention
Folgender Geschäftstag-Konvention

☐ Preceding Business Day Convention
Vorangegangener Geschäftstag-Konvention

Relevant Financial Centres ***Relevante Finanzzentren***	TARGET *TARGET*

Rate of Interest
Zinssatz

☒ Screen Rate Determination
Bildschirmfeststellung

☒ EURIBOR (Brussels time/TARGET Business Day/Interbank Market in the euro-zone)
EURIBOR (Brüsseler Ortszeit/TARGET Geschäftstag/ Interbanken-Markt in der Euro-Zone)

Screen page *Bildschirmseite*	Reuters page EURIBOR01 *Reuters Seite EURIBOR01*

☐ LIBOR (London time/London Business Day London Interbank Market)
LIBOR (Londoner Ortszeit/Londoner Geschäftstag/ Londoner Interbanken-Markt)

Screen page
Bildschirmseite

☐ Other (specify)
Sonstige (angeben)

Screen page
Bildschirmseite

☐ Formula
Formel
(set forth details in full here or in an attachment)
(Einzelheiten hier oder in einer Anlage einfügen)

Reference Banks (if other than as specified in § 3(2)) (specify)
Referenzbanken (sofern abweichend von § 3 Absatz 2) (angeben)

☐ ISDA Determination
ISDA-Feststellung

☐ Other Method of Determination (insert details (including Margin, Interest Determination Date, Reference Banks, fall-back provisions))

Andere Methoden der Bestimmung (Einzelheiten angeben (einschließlich Zinsfestlegungstag, Marge, Referenzbanken, Ausweichbestimmungen))

Margin 0.0 per cent. per annum
Marge *0,0 % per annum*

☐ plus
plus

☐ minus
minus

Interest Determination Date
Zinsfestlegungstag

☒ second Business Day prior to commencement of Interest Period
zweiter Geschäftstag vor Beginn der jeweiligen Zinsperiode

☐ first day of each Interest Period
erster Tag der jeweiligen Zinsperiode

☐ other (specify)
sonstige (angeben)

Minimum and Maximum Rate of Interest
Mindest- und Höchstzinssatz

☐ Minimum Rate of Interest
Mindestzinssatz

☐ Maximum Rate of Interest
Höchstzinssatz

☐ **Zero Coupon Notes**
Nullkupon-Schuldverschreibungen

Accrual of Interest
Auflaufende Zinsen

Amortisation Yield
Emissionsrendite

☐ **Dual Currency Notes**
Doppelwährungs-Schuldverschreibungen

(set forth details in full here (including exchange rate(s) or basis for calculating exchange rate(s) to determine interest, a description of any market disruption or settlement disruption events that affect the underlying and adjustment rules with relation to events concerning the underlying))
(Einzelheiten einfügen (einschließlich Wechselkurs(e) oder Grundlage für die Berechnung des/der Wechselkurs(e) zur Bestimmung von Zinsbeträgen, eine Beschreibung etwaiger Störungen des Marktes oder bei der Abrechnung, die den Basiswert beeinflussen sowie Korrekturvorschriften in Bezug auf Vorfälle, die den Basiswert beeinflussen))

☐ **Instalment Notes**
Raten-Schuldverschreibungen
(set forth details in full here)
(Einzelheiten einfügen)

☐ **Index-linked Notes**
Indexierte Schuldverschreibungen

(set forth details in full here (including index/formula, basis for calculating interest, a description of any market disruption or settlement disruption events that affect the underlying and adjustment rules with relation to events concerning the underlying))
(Einzelheiten einfügen (einschließlich des Index/der Formel, der Grundlage für die Berechnung der Zinsbeträge sowie Beschreibung etwaiger Störungen des Marktes oder bei der Abrechnung, die den Basiswert beeinflussen und Korrekturvorschriften in Bezug auf Vorfälle, die den Basiswert beeinflussen))

☐ **Credit-linked Notes**
Credit-linked Notes
(set forth details in full here (including basis for calculating interest and fall back provisions))
(Einzelheiten einfügen (einschließlich der Grundlagen für die Berechnung der Zinsbeträge sowie Ausweichbestimmungen))

☐ **other structured Notes**
andere strukturierte Schuldverschreibungen
(set forth details in full here (including fall back provisions, if applicable and the relevant reference date is not available))
(Einzelheiten einfügen (einschließlich Ausweichbestimmungen, wenn anwendbar und der maßgebliche Referenzsatz nicht verfügbar ist))

Day Count Fraction
Zinstagequotient

☐ Actual/Actual (ICMA)

☐ Actual/Actual (ISDA) (Actual/365)

☐ Actual/365 (Fixed)

☒ Actual/360

☐ 30/360 or 360/360 (Bond Basis)

☐ 30E/360 (Eurobond Basis)

☐ Other
Anderer

PAYMENTS (§ 4)
ZAHLUNGEN (§ 4)

Payment Business Day
Zahlungstag

Relevant Financial Centre(s) (specify all) *Relevante(s) Finanzzentren(um) (alle angeben)*	TARGET

REDEMPTION (§ 5)
RÜCKZAHLUNG (§ 5)

Final Redemption
Rückzahlung bei Endfälligkeit

☒ **Notes other than Instalment, Dual Currency, Index-linked, Credit-linked or Structured Notes**
Schuldverschreibungen außer Raten-, Doppelwährungs-, Indexierte-, Credit linked- oder Strukturierte-Schuldverschreibungen

☐ Maturity Date
Fälligkeitstag

☒ Redemption Month — December 2013
Rückzahlungsmonat — *Dezember 2013*

☐ Final Redemption Amount
Rückzahlungsbetrag

☒ Principal amount
Nennbetrag

☐ Final Redemption Amount (per specified denomination)
Rückzahlungsbetrag (für jede festgelegte Stückelung)

☐ **Instalment Notes**
Raten-Schuldverschreibungen
Instalment Date(s)
Ratenzahlungstermin (e)

Instalment Amount(s)
Rate(n)

Early Redemption
Vorzeitige Rückzahlung

Optional Redemption for Taxation Reasons ***Option zur vorzeitigen Rückzahlung aus steuerlichen Gründen***	**No** ***Nein***
Early Redemption at the Option of the Issuer ***Vorzeitige Rückzahlung nach Wahl der Emittentin***	**No** ***Nein***

Minimum Redemption Amount
Mindestrückzahlungsbetrag

Higher Redemption Amount
Höherer Rückzahlungsbetrag

Call Redemption Date(s)
Wahlrückzahlungstag(e) (Call)

Call Redemption Amount(s)
Wahlrückzahlungsbetrag/-beträge (Call)

Minimum Notice to Holders
Mindestkündigungsfrist

Maximum Notice to Holders
Höchstkündigungsfrist

Early Redemption at the Option of a Holder ***Vorzeitige Rückzahlung nach Wahl des Gläubigers***	**No** ***Nein***

Put Redemption Date(s)
Wahlrückzahlungstag(e) (Put)

Put Redemption Amount(s)
Wahlrückzahlungsbetrag/-beträge (Put)

Minimum Notice to Issuer
Mindestkündigungsfrist

Maximum Notice to Issuer (never more than 60 days)
Höchstkündigungsfrist (nie mehr als 60 Tage)

Early Redemption Amount
Vorzeitiger Rückzahlungsbetrag

Zero Coupon Notes:
Nullkupon-Schuldverschreibungen:

Reference Price
Referenzpreis

Redemption of Notes other than Zero Coupon, Fixed Rate, Floating Rate and Instalment Notes
Rückzahlung von Schuldverschreibungen, die weder Nullkupon-, festverzinsliche, variabel verzinsliche noch Raten-Schuldverschreibungen sind

☐ **Dual Currency Notes**
Doppelwährungs-Schuldverschreibungen
(set forth details in full here (including exchange rate(s) or basis for calculating exchange rate(s) to determine principal/fall-back provisions))
(Einzelheiten einfügen (einschließlich Wechselkurs(e) oder Grundlage für die Berechnung des/der Wechselkurs(e) zur Bestimmung von Kapitalbeträgen/Ausweichbestimmungen))

☐ **Index-linked Notes**
Indexierte Schuldverschreibungen
(set forth details in full here)
(Einzelheiten einfügen)

☐ **Credit-linked Notes**
Credit-linked Schuldverschreibungen
(set forth details in full here)
(Einzelheiten einfügen)

☐ **other structured Notes**
andere strukturierte Schuldverschreibungen
(set forth details in full here)
(Einzelheiten einfügen)

FISCAL AGENT AND CALCULATION AGENT (§ 6)
EMISSIONSSTELLE UND BERECHNUNGSSTELLE (§ 6)

Paying Agents
Zahlstellen

☐ Fiscal Agent
Emissionsstelle

☒ Additional Paying Agent(s)/specified office(s) — Hypothekenbank in Essen Aktiengesellschaft
Zahlstelle(n)/bezeichnete Geschäftsstelle(n)

☒ Calculation Agent — Hypothekenbank in Essen Aktiengesellschaft
Berechnungsstelle

☒ Yes
Ja

☐ No
Nein

☐ Required location (specify)
Vorgeschriebenen Ort (angeben)

NOTICES (§ 10)
MITTEILUNGEN (§ 10)

Place and medium of publication
Ort und Medium der Bekanntmachung

Publication in printed form
Bekanntmachung in gedruckter Form

☐ London (Financial Times)
London (Financial Times)

☐ Luxembourg (d'Wort)
Luxemburg (d'Wort)

☒ Germany (Börsen-Zeitung)
Deutschland (Börsen-Zeitung)

☐ Other (specify)
Sonstige (angeben)

Publication on the website of the stock exchange
Bekanntmachung auf der Website der Börse

Stock Exchange
Börse

Internet Address
Internetadresse

Governing law ***Anwendbares Recht***	**German Law** ***Deutsches Recht***

PART II. OTHER INFORMATION
TEIL II. ZUSÄTZLICHE INFORMATIONEN

Interest of natural and legal persons involved in the issue/offer
Interessen von Seiten natürlicher und juristischer Personen, die an der Emission/dem Angebot beteiligt sind

☒ Save as discussed in the Prospectus under "Interest of Natural and Legal Persons involved in the Issue/Offer", so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.
Mit Ausnahme der im Prospekt im Abschnitt "Interest of Natural and Legal Persons involved in the Issue/Offer" angesprochenen Interessen bestehen bei den an der Emission beteiligten Personen nach Kenntnis der Emittentin keine Interessen, die für das Angebot bedeutsam sind.

☐ Other interest (specify)
Andere Interessen (angeben)

Reasons for the offer
Gründe für das Angebot

Estimated net proceeds *Geschätzter Nettobetrag der Erträge*	Euro 85,148,750 *Euro 85.148.750*
Estimated total expenses of the issue *Geschätzte Gesamtkosten der Emission*	Euro 1,100 *Euro 1.100*

Eurosystem eligibility
EZB-Fähigkeit

Intended to be held in a manner which would allow Eurosystem eligibility	No
Soll in EZB-fähiger Weise gehalten werden	*Nein*

Securities Identification Numbers
Wertpapier-Kenn-Nummern

☐ Common Code *Common Code*	
☒ ISIN Code *ISIN Code*	DE000HBE1LP7
☒ German Securities Code *Wertpapier-Kenn-Nummer (WKN)*	HBE1LP
Any other securities number *Sonstige Wertpapier-Kenn-Nummer*	

Yield
Rendite

Yield
Rendite

Method of calculating the yield
Berechnungsmethode der Rendite

☐ ICMA method: The ICMA method determines the effective interest rate of notes taking into account accrued interest on a daily basis
ICMA Methode: Die ICMA Methode ermittelt die Effektivverzinsung von Schuldverschreibungen unter Berücksichtigung der täglichen Stückzinsen

☐ Other method (specify)
Andere Methode (angeben)

☐ **Historic Interest Rates**
Zinssätze der Vergangenheit

Details of historic [EURIBOR][LIBOR][OTHER] rates can be obtained from [insert relevant Screen Page]
Einzelheiten der Entwicklung der [EURIBOR][LIBOR][ANDERE] Sätze in der Vergangenheit können abgerufen werden unter [relevante Bildschirmseite einfügen]

☐ Details relating to the Performance of the [Index][Formula][other variable].
Einzelheiten hinsichtlich der Entwicklung des [Index][der Formel][einer anderen Variablen]

[specify details here (including where information relating to past and future performance and volatility of the index/formula/other variable can be obtained]
[Einzelheiten hier angeben (einschließlich, wo Informationen über die vergangene und künftige Weiterentwicklung sowie die Volatilität des Index/der Formel/einer anderen Variablen eingeholt werden können]

Name of index
Bezeichnung des Index

Description of index / Details of where information about index can be obtained
Indexbeschreibung / Angaben, wo Informationen zum Index zu finden sind

Description of interest rate
Beschreibung des Zinssatzes

Other equivalent information regarding the underlying (including, in the case of a basket of underlyings, a disclosure of the relevant weightings of each underlying in the basket)
Sonstige gleichwertigen Informationen bezüglich des Basiswertes (einschließlich, im Falle eines Korbs von Basiswerten, die Angabe der entsprechenden Gewichtungen jedes einzelnen Basiswertes im Korb)

Comprehensive explanation of how the value of the investment is affected by the underlying and the circumstances when risks are most evident
Umfassende Erläuterung darüber, wie der Wert der Anlage durch den Wert des Basiswerts beeinflusst wird, insb. in den Fällen, in denen die Risiken offensichtlich sind

[insert details here]
*[*Einzelheiten hier einfügen*]*

Market disruption or settlement disruption events that may affect the underlying
Markt- oder Abwicklungsstörungen, die den Basiswert beeinflussen

[insert details here]
[Einzelheiten hier einfügen]

Adjustment rules with relation to events concerning the underlying
Anpassungsvorschriften in Bezug auf Ereignisse, die den Basiswert betreffen

[insert details here]
[Einzelheiten hier einfügen]

☐ **Details relating to the Performance of Rate(s) of Exchange and Explanation of Effect on Value of Investment**
Einzelheiten der Entwicklung des bzw. der Wechselkurse und Erläuterung der Auswirkungen auf den Wert der Anlage

[specify details here]
[Einzelheiten hier angeben]

Selling Restrictions
Verkaufsbeschränkungen

☒ The Selling Restrictions set out in the Prospectus shall apply.
Es gelten die im Prospekt wiedergegebenen Verkaufsbeschränkungen.

☒ TEFRA C
TEFRA C

☐ TEFRA D
TEFRA D

☐ Neither TEFRA C nor TEFRA D
Weder TEFRA C noch TEFRA D

☐ Additional Selling Restrictions (specify)
Zusätzliche Verkaufsbeschränkungen (angeben)

Taxation
Besteuerung

Information on taxes on the income from the Notes withheld at source in respect of countries where the offer is being made or admission to trading is being sought.
Informationen über die an der Quelle einbehaltene Steuer auf Schuldverschreibungen hinsichtlich der Länder in denen das Angebot unterbreitet oder die Zulassung zum Handel beantragt wird.

none
keine

Restrictions on the free transferability of the Notes
Beschränkungen der freien Übertragbarkeit der Wertpapiere

none
keine

TERMS AND CONDITIONS OF THE OFFER
BEDINGUNGEN UND KONDITIONEN DES ANGEBOTS

Conditions, offer statistics, plan of distribution and allotment, pricing
Bedingungen, Angebotstatistik, Vertriebs- und Zuteilungsplan, Preisfestsetzung

Conditions to which the offer is subject
Bedingungen, denen das Angebot unterliegt

Time period, including any possible amendments, during which the offer will be open
Frist – einschließlich etwaiger Änderungen – während der das Angebot vorliegt

☒ Not applicable
Nicht anwendbar

☐ Specify Details
Einzelheiten einfügen

Description of the application process
Beschreibung des Prozesses für die Umsetzung des Angebots

☒ Not applicable
Nicht anwendbar

☐ Specify Details
Einzelheiten einfügen

A description of the possibility to reduce subscriptions and the manner for refunding excess amount paid by applicants
Beschreibung der Möglichkeit zur Reduzierung der Zeichnungen und der Art und Weise der Erstattung des zu viel gezahlten Betrags an die Zeichner

☒ Not applicable
Nicht anwendbar

☐ Specify Details
Einzelheiten einfügen

Details of the minimum and/or maximum amount of application, (whether in number of notes or aggregate amount to invest)
Einzelheiten zum Mindest- und/oder Höchstbetrag der Zeichnung (entweder in Form der Anzahl der Schuldverschreibungen oder des aggregierten zu investierenden Betrags)

☒ Not applicable
Nicht anwendbar

☐ Specify Details
Einzelheiten einfügen

Method and time limits for paying up the notes and for delivery of the notes
Methode und Fristen für die Ratenzahlung der Wertpapiere und ihre Lieferung

Manner and date in which results of the offer are to be made public
Art und Weise sowie Termin, auf die bzw. an dem die Ergebnisse des Angebots zu veröffentlichen sind

☒ Not applicable
Nicht anwendbar

☐ Specify Details
Einzelheiten einfügen

The procedure for the exercise of any right of pre-emption, the negotiability of subscription rights and the treatment of subscription rights not exercised.
Verfahren für die Ausübung eines etwaigen Vorzugsrechts, die Marktfähigkeit der Zeichnungsrechte und die Behandlung der nicht ausgeübten Zeichnungsrechte

☒ Not applicable
Nicht anwendbar

☐ Specify Details
Einzelheiten einfügen

Various categories of potential investors to which the notes are offered
Angabe der verschiedenen Kategorien der potentiellen Investoren, denen die Schuldverschreibungen angeboten werden

☒ Not applicable
Nicht anwendbar

☐ Specify Details
Einzelheiten einfügen

Process for notification to applicants of the amount allotted and indication whether dealing may begin before notification is made
Verfahren zur Meldung des den Zeichnern zugeteilten Betrags und Angabe, ob eine Aufnahme des Handels vor dem Meldeverfahren möglich ist

☒ Not applicable
Nicht anwendbar

☐ Specify Details
Einzelheiten einfügen

Expected price at which the notes will be offered / method of determining the price and the process for its disclosure and amount of any expenses and taxes specifically charged to the subscriber or purchaser.
Kurs, zu dem die Schuldverschreibungen angeboten werden / Methode, mittels deren der Angebotskurs festgelegt wird und Angaben zum Verfahren für die Offenlegung sowie der Kosten und Steuern, die speziell dem Zeichner oder Käufer in Rechnung gestellt werden.

☒ Not applicable
Nicht anwendbar

☐ Specify Details
Einzelheiten einfügen

Placing and Underwriting
Platzierung und Übernahme
Commerzbank Aktiengesellschaft
Kaiserplatz
D-60261 Frankfurt am Main

Method of distribution
Vertriebsmethode

☒ Non-syndicated
Nicht syndiziert

☐ Syndicated
Syndiziert

Subscription Agreement
Übernahmevertrag

Date of Subscription Agreement
Datum des Subscription Agreements

General Features of the Subscription Agreement
Hauptmerkmale des Übernahmevertrags

Management Details including form of commitment
Einzelheiten bezüglich des Bankenkonsortiums einschließlich der Art der Übernahme

Dealer / Management Group (specify name and address) *Plazeur / Bankenkonsortium (Name und Adresse angeben)*	Commerzbank Aktiengesellschaft

☒ firm commitment
feste Zusage

☐ no firm commitment/best efforts arrangements
keine feste Zusage/zu den bestmöglichen Bedingungen

Commissions
Provisionen

Management/Underwriting Commission (specify)
Management- und Übernahmeprovision (angeben)

Selling Concession (specify)
Verkaufsprovision (angeben)

Listing Commission
Börsenzulassungprovision

Other (specify)
Andere (angeben)

Stabilising Dealer(s)/Manager(s) ***Kursstabilisierender Dealer/Manager***	**None** ***keiner***

Subscription Agreement
Übernahmevertrag

- Date of subscription agreement
  Datum des Übernahmevertrags
- General features of the subscription agreement (including the quotas)
  Angabe der Hauptmerkmale des Übernahmevertrags (einschließlich der Quoten)

Listing(s) ***Börsenzulassung(en)***	Yes *Ja*

☐ Luxembourg
Luxemburg

☐ Regulated Market

☐ Euro MTF

☒ Düsseldorf

☐ Other (insert details)
Sonstige (Einzelheiten einfügen)

Date of admission requested
Datum der Zulassung *beantragt*

Estimate of the total expenses related to admission to trading
Geschätzte Gesamtkosten für die Zulassung zum Handel

Euro 1,100
Euro 1.100

All regulated markets or equivalent markets on which, to the knowledge of the Issuer, notes of the same class (Series) of the Notes to be offered or admitted to trading are already admitted to trading
Angabe sämtlicher geregelter oder gleichwertiger Märkte, auf denen nach Kenntnis der Emittentin Schuldverschreibungen der gleichen Wertpapierkategorie (Serie), die zum Handel angeboten oder zugelassen werden sollen, bereits zum Handel zugelassen sind

☐ Luxembourg (Bourse de Luxembourg)
Luxemburg (Bourse de Luxembourg)

☐ Düsseldorf

☐ Other (insert details)
Andere (Einzelheiten einfügen)

Name and address of the entities which have a firm commitment to act as intermediaries in secondary trading, providing liquidity through bid and offer rates and description of the main terms of their commitment
Name und Anschrift der Institute, die aufgrund einer festen Zusage als Intermediäre im Sekundärhandel tätig sind und Liquidität mittels Geld- und Briefkursen erwirtschaften, und Beschreibung der Hauptbedingungen der Zusagevereinbarung

☒ Not applicable
Nicht anwendbar

Rating requested
Rating *beantragt*

Other relevant terms and conditions (specify)
Andere relevante Bestimmungen (einfügen)

Listing:
Börsenzulassung:

The above Final Terms comprise the details required to list this issue of Pfandbriefe pursuant to the € 30,000,000,000 Essen Hyp Debt Issuance Programme of Hypothekenbank in Essen Aktiengesellschaft (as from 17 October 2006).
Die vorstehenden Endgültigen Bedingungen enthalten die Angaben, die für die Börsennotierung dieser Emission von Pfandbriefen unter dem € 30.000.000.000 Essen Hyp Debt Issuance Programme der Hypothekenbank in Essen Aktiengesellschaft (ab dem 17. Oktober 2006) erforderlich sind.

Responsibility
Verantwortlichkeit

The Issuer accepts responsibility for the information contained in these Final Terms as set out in the section "Responsibility Statement" on page 3 of the Prospectus, provided that, with respect to any information included herein and specified to be sourced from a third party (i) the Issuer confirms that

any such information has been accurately reproduced and as far as the Issuer is aware and is able to ascertain from information available to it from such third party, no facts have been omitted, the omission of which would render the reproduced information inaccurate or misleading and (ii) the Issuer has not independently verified any such information and accepts no responsibility for the accuracy thereof.

Die Emittentin übernimmt die Verantwortung für die in diesen Endgültigen Bedingungen enthaltenen Informationen wie im Abschnitt "Responsibility Statement" auf Seite 3 des Prospekts bestimmt. Hinsichtlich der hierin enthaltenen und als solche gekennzeichneten Informationen von Seiten Dritter gilt Folgendes: (i) Die Emittentin bestätigt, dass diese Informationen zutreffend wiedergegeben worden sind und – soweit es der Emittentin bekannt ist und sie aus den von diesen Dritten zur Verfügung gestellten Informationen ableiten konnte – keine Fakten weggelassen wurden, deren Fehlen die reproduzierten Informationen unzutreffend oder irreführend gestalten würden; (ii) die Emittentin hat diese Informationen nicht selbständig überprüft und übernimmt keine Verantwortung für ihre Richtigkeit.

Hypothekenbank *in* Essen Aktiengesellschaft

____

16 October 2006
16. Oktober 2006

Final Terms
Endgültige Bedingungen

Euro 1,250,000,000 Floating Rate Public-Sector Pfandbriefe due 18 April 2008
issued pursuant to the

Euro 1.250.000.000 variabel verzinsliche Öffentliche Pfandbriefe fällig am 18. April 2008
begeben aufgrund des

Euro 30,000,000,000
Essen Hyp Debt Issuance Programme

dated 28 April 2006
datiert 28. April 2006

of
der

Hypothekenbank in Essen Aktiengesellschaft

Issue Price: 100.0518 per cent.
Ausgabepreis: 100,0518%

Issue Date: 17 October 2006
Valutierungstag: 17. Oktober 2006

Series No: HBE1LY
Serien Nr.: HBE1LY

These are the Final Terms of an issue of Notes (which term, where applicable, shall include Pfandbriefe) under the Euro 30,000,000,000 Debt Issuance Programme of Hypothekenbank in Essen Aktiengesellschaft (the "Programme"). Full information on Hypothekenbank in Essen Aktiengesellschaft and the offer of the Notes is only available on the basis of the combination of the Debt Issuance Programme Prospectus pertaining to the Programme dated 28 April 2006 (the "**Prospectus**") and these Final Terms. The Prospectus and any supplement thereto is available for viewing in electronic form on the website of the Luxembourg Stock Exchange (www.bourse.lu) and on the website of Hypothekenbank in Essen Aktiengesellschaft (www.essenhyp.com/en/bonds notes/securities prospectus.php) and copies may be obtained from Hypothekenbank in Essen Aktiengesellschaft, Transaction Banking, Gildehofstrasse 1, D-45127 Essen, Federal Republic of Germany.

*Dies sind die Endgültigen Bedingungen einer Emission von Schuldverschreibungen (dieser Begriff schließt an geeigneter Stelle Pfandbriefe ein) unter dem Euro 30.000.000.000 Debt Issuance Programm der Hypothekenbank in Essen Aktiengesellschaft (das „Programm"). Vollständige Informationen über die Hypotheken Bank in Essen Aktiengesellschaft und das Angebot der Schuldverscheibungen sind nur verfügbar, wenn die Endgültigen Bedingungen und der Basisprospekt vom 28. April 2006 über das Programm (der „**Prospekt**") zusammengenommen werden. Der Prospekt sowie jeder Nachtrag können auf der Internetseite der Luxembourg Stock Exchange (www.bourse.lu) und der Internetseite der Hypothekenbank in Essen Aktiengesellschaft (www.essenhyp.com/en/bonds notes/securities prospectus.php) eingesehen werden. Kopien sind erhältlich unter folgender Adresse: Hypothekenbank in Essen Aktiengesellschaft, Marktfolge Treasury, Gildehofstraße 1, D-45127 Essen, Bundesrepublik Deutschland.*

I. TERMS AND CONDITIONS
I. EMISSIONSBEDINGUNGEN

This Part I of the Final Terms is to be read in conjunction with the Terms and Conditions of the Notes (the "Terms and Conditions") set forth in the Prospectus. Capitalised Terms not otherwise defined herein shall have the meanings specified in the Terms and Conditions.

All references in this part of the Final Terms to numbered Articles and sections are to Articles and sections of the Terms and Conditions.

All provisions in the Terms and Conditions corresponding to items in these Final Terms which are either not selected or completed or which are deleted shall be deemed to be deleted from the terms and conditions applicable to the Notes (the "Conditions").

Dieser Teil I der Endgültigen Bedingungen ist in Verbindung mit den Emissionsbedingungen der Schuldverschreibungen (die „Emissionsbedingungen") zu lesen, die im Prospekt enthalten sind. Begriffe, die in den Emissionsbedingungen definiert sind, haben, falls die Endgültigen Bedingungen nicht etwas anderes bestimmen, die gleiche Bedeutung, wenn sie in diesen Endgültigen Bedingungen verwendet werden.

Bezugnahmen in diesem Teil der Endgültigen Bedingungen auf Paragraphen und Absätze beziehen sich auf die Paragraphen und Absätze der Emissionsbedingungen.

Sämtliche Bestimmungen der Emissionsbedingungen, die sich auf Variablen dieser Endgültigen Bedingungen beziehen und die weder angekreuzt noch ausgefüllt werden oder die gestrichen werden, gelten als in den auf die Schuldverschreibungen anwendbaren Emissionsbedingungen (die „Bedingungen") gestrichen.

PART I.A. Notes other than Participation Certificates
TEIL I.A. Schuldverschreibungen, die keine Genußscheine sind

Issuer ***Emittentin***	**Hypothekenbank in Essen Aktiengesellschaft**

Form of Conditions
Form der Bedingungen

☒ Long-Form
Nicht-konsolidierte Bedingungen

☐ Integrated
Konsolidierte Bedingungen

Language of Conditions
Sprache der Bedingungen

☐ German only
ausschließlich Deutsch

☐ English only
ausschließlich Englisch

☐ English and German (English controlling)
Englisch und Deutsch (englischer Text maßgeblich)

☒ German and English (German controlling)
Deutsch und Englisch (deutscher Text maßgeblich)

Currency, Denomination, Form, Certain Definitions (§ 1)
Währung, Stückelung, Form, Definitionen (§ 1)

Currency and Denomination
Währung und Stückelung

Specified Currency *Festgelegte Währung*	Euro ("EUR") *Euro („EUR")*
Aggregate Principal Amount *Gesamtnennbetrag*	EUR 1,250,000,000 *EUR 1.250.000.000*
Specified Denomination(s) *Festgelegte Stückelung/Stückelungen*	EUR 50,000 *EUR 50.000*
Number of Notes to be issued in each Specified Denomination *Anzahl der in jeder festgelegten Stückelung auszugebenden Schuldverschreibungen*	EUR 25,000 *EUR 25.000*
Minimum Transfer Amount (specify) *Mindestnennbetrag für Übertragungen (angeben)*	EUR 50,000 *EUR 50.000*

Form
Form

☐ **Notes**
Schuldverschreibungen

☒ **Pfandbriefe**

- ☐ Mortgage Pfandbriefe
  Hypothekenpfandbriefe

- ☒ Public-Sector Pfandbriefe
  Öffentliche Pfandbriefe

☐ **New Global Note** — **[Yes/No]**
New Global Note — *[Ja/Nein]*

☒ **TEFRA C**
TEFRA C

- ☒ Permanent Global Note
  Dauerglobalurkunde

- ☐ Temporary Global Note exchangeable for:
  Vorläufige Globalurkunde austauschbar gegen:

  - ☐ Definitive Notes
    Einzelurkunden

☐ **TEFRA D**
TEFRA D

Temporary Global Note exchangeable for:
Vorläufige Globalurkunde austauschbar gegen:

- ☐ Permanent Global Note
  Dauerglobalurkunde

☐ Definitive Notes
Einzelurkunden

☐ **Neither TEFRA D nor TEFRA C**
Weder TEFRA D noch TEFRA C

☐ Permanent Global Note
Dauerglobalurkunde

☐ Temporary Global Note exchangeable for:
Vorläufige Globalurkunde austauschbar gegen:

☐ Definitive Notes
Einzelurkunden

Definitive Notes **No**
Einzelurkunden ***Nein***

☐ Coupons
Zinsscheine

☐ Talons
Talons

☐ Receipts
Rückzahlungsscheine

Certain Definitions
Definitionen

Clearing System
Clearing System

☒ Clearstream Banking AG
Neue Börsenstraße 1
D-60487 Frankfurt am Main

☒ Euroclear Bank S.A./N.V. (Euroclear Operator)
1 Boulevard du Roi Albert II
B-1210 Brussels

☒ Clearstream Banking, société anonyme
42 Avenue JF Kennedy
L-1855 Luxembourg

☐ The Depository Trust Company
55 Water Street
New York, NY 10041-0099
USA

☐ Other – (specify)
sonstige (angeben)

STATUS (§ 2)
STATUS (§ 2)

☐ Unsubordinated
Nicht-nachrangig

☐ Subordinated
Nachrangig

INTEREST (§ 3)
ZINSEN (§ 3)

☐ **Fixed Rate Notes**
Festverzinsliche Schuldverschreibungen
Rate of Interest and Interest Payment Dates
Zinssatz und Zinszahlungstage

Interest Commencement Date *Verzinsungsbeginn*	[ ]
Rate of Interest *Zinssatz*	[ ] per cent. per annum *[ ]% per annum*
Fixed Interest Payment Date(s) *Feste(r) Zinszahlungstag(e)*	[ ] in each year [ ] in jedem Jahr
First Interest Payment Date *Erster Zinszahlungstag*	[ ]
Initial Broken Amount(s) (per specified denomination) *Anfängliche(r) Bruchteilzinsbetrag(-beträge) (für jede festgelegte Stückelung)*	[ ]
Fixed Interest Date preceding the Maturity Date *Festzinstermin, der dem Fälligkeitstag vorangeht*	[ ]
Final Broken Amount(s) (per specified denomination) *Abschließende(r) Bruchteilzinsbetrag(-beträge) (für jede festgelegte Stückelung)*	[ ]

☒ **Floating Rate Notes**
Variabel verzinsliche Schuldverschreibungen
Interest Payment Dates
Zinszahlungstage

Interest Commencement Date *Verzinsungsbeginn*	17 October 2006 *17. Oktober 2006*
Specified Interest Payment Dates	18 January, 18 April, 18 July and 18 October in each year, commencing from and including 18 January 2007 to and including the Maturity Date. There will be a long first coupon to be paid on 18 January 2007 on the basis of an interpolation between the 3 month EURIBOR rate and the 4 month EURIBOR rate minus 0.04 per cent. per annum

Festgelegte Zinszahlungstage	*18. Januar, 18. April, 18. Juli und 18. Oktober eines jeden Jahres; beginnend am 18. Januar 2007 (einschließlich) bis zum Fälligkeitstag (einschließlich). Es gibt einen ersten langen Kupon zahlbar am 18. Januar 2007 auf Basis der Interpolation zwischen der 3 Monats EURIBOR Rate und der 4 Monats EURIBOR Rate minus 0.04 % per annum.*
Specified Interest Period(s) *Festgelegte Zinsperiode(n)*	3 months *3 Monate*

Business Day Convention
Geschäftstagskonvention

☒ Modified Following Business Day Convention
Modifizierte folgender Geschäftstag-Konvention

☐ FRN Convention (specify period(s)
FRN Konvention (Zeitraum angeben)

☐ Following Business Day Convention
Folgender Geschäftstag-Konvention

☐ Preceding Business Day Convention
Vorangegangener Geschäftstag-Konvention

Relevant Financial Centres ***Relevante Finanzzentren***	TARGET *TARGET*

Rate of Interest
Zinssatz

☒ Screen Rate Determination
Bildschirmfeststellung

☒ EURIBOR (Brussels time/TARGET Business Day/Interbank Market in the euro-zone)
EURIBOR (Brüsseler Ortszeit/TARGET Geschäftstag/Interbanken-Markt in der Euro-Zone)

Screen page *Bildschirmseite*	Telerate page 248 *Telerate Seite 248*

☐ LIBOR (London time/London Business Day London Interbank Market)
LIBOR (Londoner Ortszeit/Londoner Geschäftstag/Londoner Interbanken-Markt)

Screen page
Bildschirmseite

☐ Other (specify)
Sonstige (angeben)

Screen page
Bildschirmseite

❑ Formula
Formel
(set forth details in full here or in an attachment)
(*Einzelheiten hier oder in einer Anlage einfügen*)

Reference Banks (if other than as specified in § 3(2)) (specify)
Referenzbanken (sofern abweichend von § 3 Absatz 2) (angeben)

❑ ISDA Determination
ISDA-Feststellung

❑ Other Method of Determination (insert details (including Margin, Interest Determination Date, Reference Banks, fall-back provisions))
Andere Methoden der Bestimmung (Einzelheiten angeben (einschließlich Zinsfestlegungstag, Marge, Referenzbanken, Ausweichbestimmungen))

Margin ***Marge***	0.04 per cent. per annum *0,04 % per annum*

❑ plus
plus

☒ minus
minus

Interest Determination Date
Zinsfestlegungstag

☒ second Business Day prior to commencement of Interest Period
zweiter Geschäftstag vor Beginn der jeweiligen Zinsperiode

❑ first day of each Interest Period
erster Tag der jeweiligen Zinsperiode

❑ other (specify)
sonstige (angeben)

Minimum and Maximum Rate of Interest
Mindest- und Höchstzinssatz

❑ Minimum Rate of Interest *Mindestzinssatz*	[ ] per cent. per annum *[ ] % per annum*
❑ Maximum Rate of Interest *Höchstzinssatz*	[ ] per cent. per annum *[ ] % per annum*

❑ **Zero Coupon Notes**
Nullkupon-Schuldverschreibungen

Accrual of Interest
Auflaufende Zinsen

Amortisation Yield *Emissionsrendite*	[ ]

❑ **Dual Currency Notes** [ ]
Doppelwährungs-Schuldverschreibungen
(set forth details in full here (including exchange rate(s) or basis for calculating exchange rate(s) to determine interest, a description of any market disruption or settlement disruption events that affect the underlying and adjustment rules with relation to events concerning the underlying))
(Einzelheiten einfügen (einschließlich Wechselkurs(e) oder Grundlage für die Berechnung des/der Wechselkurs(e) zur Bestimmung von Zinsbeträgen, eine Beschreibung etwaiger Störungen des Marktes oder bei der Abrechnung, die den Basiswert beeinflussen sowie Korrekturvorschriften in Bezug auf Vorfälle, die den Basiswert beeinflussen))

❑ **Instalment Notes** [ ]
Raten-Schuldverschreibungen
(set forth details in full here)
(Einzelheiten einfügen)

❑ **Index-linked Notes** [ ]
Indexierte Schuldverschreibungen
(set forth details in full here (including index/formula, basis for calculating interest, a description of any market disruption or settlement disruption events and adjustment rules with relation to events concerning the underlying))
(Einzelheiten einfügen (einschließlich des Index/der Formel, der Grundlage für die Berechnung der Zinsbeträge sowie Beschreibung etwaiger Störungen des Markets oder bei der Abrechnung, die den Basiswert beeinflussen und Korrekturvorschriften in Bezug auf Vorfälle, die den Basiswert beeinflussen))

❑ **Credit-linked Notes** [ ]
Credit-linked Notes
(set forth details in full here (including basis for calculating interest and fall back provisions))
(Einzelheiten einfügen (einschließlich der Grundlagen für die Berechnung der Zinsbeträge sowie Ausweichbestimmungen))

❑ **other structured Notes** [ ]
andere strukturierte Schuldverschreibungen
(set forth details in full here (including fall back provisions, if applicable and the relevant reference date is not available))
(Einzelheiten einfügen (einschließlich Ausweichbestimmungen, wenn anwendbar und *der* maßgebliche Referenzsatz nicht verfügbar ist))

Day Count Fraction
Zinstagequotient

❑ Actual/Actual (ICMA)

❑ Actual/Actual (ISDA) (Actual/365)

❑ Actual/365 (Fixed)

☒ Actual/360, adjusted

☐ 30/360 or 360/360 (Bond Basis)

☐ Other
Anderer

PAYMENTS (§ 4)
ZAHLUNGEN (§ 4)

Payment Business Day
Zahlungstag

Relevant Financial Centre(s) (specify all) *Relevante(s) Finanzzentren(um) (alle angeben)*	TARGET *TARGET*

REDEMPTION (§ 5)
RÜCKZAHLUNG (§ 5)

Final Redemption
Rückzahlung bei Endfälligkeit

☒ **Notes other than Instalment, Dual Currency, Index-linked, Credit-linked or Structured Notes**
Schuldverschreibungen außer Raten-, Doppelwährungs-, Indexierte-, Credit linked- oder Strukturierte-Schuldverschreibungen

☒	Maturity Date *Fälligkeitstag*	18 April 2008 *18. April 2008*
☒	Redemption Month *Rückzahlungsmonat*	April 2008 *April 2008*
☒	Final Redemption Amount *Rückzahlungsbetrag*	Par *Par*
☒	Principal amount *Nennbetrag*	
☐	Final Redemption Amount (per specified denomination) *Rückzahlungsbetrag (für jede festgelegte Stückelung)*	

☐ **Instalment Notes**
Raten-Schuldverschreibungen
Instalment Date(s)
Ratenzahlungstermin (e)

Instalment Amount(s)
Rate(n)

Early Redemption
Vorzeitige Rückzahlung

Optional Redemption for Taxation Reasons ***Option zur vorzeitigen Rückzahlung aus steuelichen Gründen***	No *Nein*
Early Redemption at the Option of the Issuer ***Vorzeitige Rückzahlung nach Wahl der Emittentin***	No *Nein*

Minimum Redemption Amount *Mindestrückzahlungsbetrag*	[ ]
Higher Redemption Amount *Höherer Rückzahlungsbetrag*	[ ]
Call Redemption Date(s) *Wahlrückzahlungstag(e) (Call)*	[ ]
Call Redemption Amount(s) *Wahlrückzahlungsbetrag/-beträge (Call)*	[ ]
Minimum Notice to Holders *Mindestkündigungsfrist*	[ ]
Maximum Notice to Holders *Höchstkündigungsfrist*	[ ]
Early Redemption at the Option of a Holder ***Vorzeitige Rückzahlung nach Wahl des Gläubigers***	No *Nein*
Put Redemption Date(s) *Wahlrückzahlungstag(e) (Put)*	[ ]
Put Redemption Amount(s) *Wahlrückzahlungsbetrag/-beträge (Put)*	[ ]
Minimum Notice to Issuer *Mindestkündigungsfrist*	[ ] days *[ ]Tage*
Maximum Notice to Issuer (never more than 60 days) *Höchstkündigungsfrist (nie mehr als 60 Tage)*	[ ] days *[ ]Tage*

Early Redemption Amount
Vorzeitiger Rückzahlungsbetrag

Zero Coupon Notes:
Nullkupon-Schuldverschreibungen:

Reference Price *Referenzpreis*	[ ]

Redemption of Notes other than Zero Coupon, Fixed Rate, Floating Rate and Instalment Notes
Rückzahlung von Schuldverschreibungen, die weder Nullkupon-, festverzinsliche, variabel verzinsliche noch Raten-Schuldverschreibungen sind

❑ **Dual Currency Notes** ***Doppelwährungs-Schuldverschreibungen*** (set forth details in full here (including exchange rate(s) or basis for calculating exchange rate(s) to determine principal/fall-back provisions)) *(Einzelheiten einfügen (einschließlich Wechselkurs(e) oder Grundlage für die Berechnung des/der Wechselkurs(e) zur Bestimmung von Kapitalbeträgen/Ausweichbestimmungen))*	[ ]

- ☐ **Index-linked Notes** [ ]
  Indexierte Schuldverschreibungen
  (set forth details in full here)
  (Einzelheiten einfügen)

- ☐ **Credit-linked Notes** [ ]
  Credit-linked Schuldverschreibungen
  (set forth details in full here)
  (Einzelheiten einfügen)

- ☐ **other structured Notes** [ ]
  andere strukturierte Schuldverschreibungen
  (set forth details in full here)
  (Einzelheiten einfügen)

FISCAL AGENT[[,] [AND] PAYING AGENT[S]] [AND CALCULATION AGENT] (§ 6)
EMISSIONSSTELLE[[,] [UND] ZAHLSTELLE[N]] [UND BERECHNUNGSSTELLE] (§ 6)

Paying Agents
Zahlstellen

- ☒ Fiscal Agent — Hypothekenbank in Essen Aktiengesellschaft
  Emissionsstelle — *Hypothekenbank in Essen Aktiengesellschaft*

- ☐ Additional Paying Agent(s)/specified office(s) [ ]
  Zahlstelle(n)/bezeichnete Geschäftsstelle(n)

- ☒ Calculation Agent
  Berechnungsstelle

  - ☒ Yes — Hypothekenbank in Essen Aktiengesellschaft
    Ja — *Hypothekenbank in Essen Aktiengesellschaft*

  - ☐ No
    Nein
  - ☐ Required location (specify)
    Vorgeschriebenen Ort (angeben)

NOTICES (§ [12])
MITTEILUNGEN (§ [12])

Place and medium of publication
Ort und Medium der Bekanntmachung

Publication in printed form
Bekanntmachung in gedruckter Form

- ☐ London (Financial Times)
  London (Financial Times)

- ☐ Luxembourg (d'Wort)
  Luxemburg (d' Wort)

- ☒ Germany (Börsen-Zeitung)
  Deutschland (Börsen-Zeitung)

- ☐ Other (specify) [ ]
  sonstige (angeben)

Publication on the website of the stock exchange
Bekanntmachung auf der Website der Börse

Stock Exchange *Börse*	**[ ]**
Internet Address *Internetadresse*	**[ ]**
Governing Law ***Anwendbares Recht***	**German Law** ***Deutsches Recht***

PART II. OTHER INFORMATION
TEIL II. ZUSÄTZLICHE INFORMATIONEN

Interest of natural and legal persons involved in the issue/offer	none
Interessen von Seiten natürlicher und juristischer Personen, die an der Emission/dem Angebot beteiligt sind	*keine*

☐ Save as discussed in the Prospectus under "Interest of Natural and Legal Persons involved in the Issue/Offer", so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.
Mit Ausnahme der im Prospekt im Abschnitt "Interest of Natural and Legal Persons involved in the Issue/Offer" angesprochenen Interessen bestehen bei den an der Emission beteiligten Personen nach Kenntnis der Emittentin keine Interessen, die für das Angebot bedeutsam sind.

☐ Other interest (specify)
Andere Interessen (angeben)

Reasons for the offer	Refinanzierung
Gründe für das Angebot	*refinance*
Estimated net proceeds	EUR 1,250,647,500
Geschätzter Nettobetrag der Erträge	*EUR 1.250.647.500*
Estimated total expenses of the issue	EUR 1,100
Geschätzte Gesamtkosten der Emission	*EUR 1.100*

Eurosystem eligibility
EZB-Fähigkeit

Intended to be held in a manner which would allow Eurosystem eligibility	[Yes/No]
Soll in EZB-fähiger Weise gehalten werden	*[Ja/Nein]*

Securities Identification Numbers
Wertpapier-Kenn-Nummern

☒ Common Code	027187706
Common Code	*027187706*
☒ ISIN Code	DE000HBE1LY9
ISIN Code	*DE000HBE1LY9*
☒ German Securities Code	HBE1LY
Wertpapier-Kenn-Nummer (WKN)	*HBE1LY*

☐ Any other securities number
Sonstige Wertpapier-Kenn-Nummer

Yield
Rendite

Yield
Rendite

Method of calculating the yield
Berechnungsmethode der Rendite

- ☐ ICMA method: The ICMA methold determines the effective interest rate of notes taking into account accrued interest on a daily basis
  ICMA Methode: Die ICMA Metode ermittelt die Effektivverzinsung von Schuldverschreibungen unter Berücksichtigung der täglichen Stückzinsen

- ☐ Other methods (specify)
  Andere Methoden (angeben)

☐ **Historic Interest Rates**
Zinssätze der Vergangenheit

Details of historic [EURIBOR][LIBOR][OTHER] rates can be obtained from [insert relevant Screen Page]
Einzelheiten der Entwicklung der [EURIBOR][LIBOR][ANDERE] Sätze in der Vergangenheit können abgerufen werden unter [relevante Bildschirmseite einfügen]

☐ Details relating to the Performance of the [Index][Formula][other variable].
Einzelheiten hinsichtlich der Entwicklung des [Index][der Formel][einer anderen Variablen]

[specify details here (including where information relating to past and future performance and volatility of the index/formula/other variable can be obatined]
[Einzelheiten hier angeben (einschließlich, wo Informationen über die verangene und künftige Weiterentwicklung sowie die Volatilität des Index/der Formel/einer anderen Variablen eingeholt werden können]

Name of index *Bezeichnung des Index*	[ ]
Description of index / Details of where information about index can be obtained *Indexbeschreibung / Angaben, wo Informationen zum Index zu finden sind*	[ ]
Description of interest rate *Beschreibung des Zinssatzes*	[ ]
Other equivalent information regarding the underlying (including, in the case of a basket of underlyings, a disclosure of the relevant weightings of each underlying in the basket) *Sonstige gleichwertigen Informationen bezüglich des Basiswertes (einschließlich, im Falle eines Korbs von Basiswerten, die Angabe der entsprechenden Gewichtungen jedes einzelnen* Basiswertes im Korb)	[ ]

Comprehensive explanation of how the value of the investment is affected by the underlying and the circumstances when risks are most evident
Umfassende Erläuterung darüber, wie der Wert der Anlage durch den Wert des Basiswerts beeinflußt wird, insb. in den Fällen, in denen die Risiken offensichtlich sind

[insert details here]
[Einzelheiten hier einfügen]

Market disruption or settlement disruption events that may affect the underlying
Markt- oder Abwicklungsstörungen, die den Basiswert beeinflussen

[insert details here]
[Einzelheiten hier einfügen]

Adjustment rules with relation to events concerning the underlying
Anpassungsvorschriften in Bezug auf Ereignisse, die den Basiswert betreffen

[insert details here]
[Einzelheiten hier einfügen]

❑ **Details relating to the Performance of Rate(s) of Exchange and Explanation of Effect on Value of Investment**
Einzelheiten der Entwicklung des bzw. der Wechselkurse und Erläuterung der Auswirkungen auf den Wert der Anlage

[specify details here]
[Einzelheiten hier angeben]

Selling Restrictions
Verkaufsbeschränkungen

☒ The Selling Restrictions set out in the Prospectus shall apply.
Es gelten die im Prospekt wiedergegebenen Verkaufsbeschränkungen.

☒ TEFRA C
TEFRA C

❑ TEFRA D
TEFRA D

❑ Neither TEFRA C nor TEFRA D
Weder TEFRA C noch TEFRA D

❑ Additional Selling Restrictions (specify) [ ]
Zusätzliche Verkaufsbeschränkungen (angeben)

Taxation
Besteuerung

Information on taxes on the income from the Notes withheld at source in respect of countries where the offer is being made or admission to trading is being sought. none
Informationen über die an der Quelle einbehaltene Steuer auf Schuldverschreibungen hinsichtlich der Länder in denen das Angebot unterbreitet oder die Zulassung zum Handel beantragt wird. *keine*

Restrictions on the free transferability of the Notes none
Beschränkungen der freien Übertragbarkeit der Wertpapiere *keine*

TERMS AND CONDITIONS OF THE OFFER
BEDINGUNGEN UND KONDITIONEN DES ANGEBOTS

Conditions, offer statistics, plan of distribution and allotment, pricing
Bedingungen, Angebotstatistik, Vertriebs- und Zuteilungsplan, Preisfestsetzung

Conditions to which the offer is subject
Bedingungen, denen das Angebot unterliegt

Time period, including any possible amendments, during which the offer will be open
Frist – einschließlich etwaiger Änderungen – während der das Angebot vorliegt

☐ Not applicable
Nicht anwendbar

☐Specify Details [ ]
Einzelheiten einfügen

Description of the application process
Beschreibung des Prozesses für die Umsetzung des Angebots

☐ Not applicable
Nicht anwendbar

☐ Specify Details [ ]
Einzelheiten einfügen

A description of the possibility to reduce subscriptions and the manner for refunding excess amount paid by applicants
Beschreibung der Möglichkeit zur Reduzierung der Zeichnungen und der Art und Weise der Erstattung des zu viel gezahlten Betrags an die Zeichner

☐ Not applicable
Nicht anwendbar

☐ Specify Details [ ]
Einzelheiten einfügen

Details of the minimum and/or maximum amount of application, (whether in number of notes or aggregate amount to invest)
Einzelheiten zum Mindest- und/oder Höchstbetrag der Zeichnung (entweder in Form der Anzahl der Schuldverschreibungen oder des aggregierten zu investierenden Betrags)

☐ Not applicable
Nicht anwendbar

☐ Specify Details [ ]
Einzelheiten einfügen

Method and time limits for paying up the notes and for delivery of the notes
Methode und Fristen für die Ratenzahlung der Wertpapiere und ihre Lieferung

Manner and date in which results of the offer are to be made public
Art und Weise sowie Termin, auf die bzw. an dem die Ergebnisse des Angebots zu veröffentlichen sind

☐ Not applicable
Nicht anwendbar

☐ Specify Details [ ]
Einzelheiten einfügen

The procedure for the exercise of any right of pre-emption, the negotiability of subscription rights and the treatment of subscription rights not exercised.
Verfahren für die Ausübung eines etwaigen Vorzugsrechts, die Marktfähigkeit der Zeichnungsrechte und die Behandlung der nicht ausgeübten Zeichnungsrechte

☐ Not applicable
Nicht anwendbar

☐ Specify Details [ ]
Einzelheiten einfügen

Various categories of potential investors to which the notes are offered
Angabe der verschiedenen Kategorien der potentiellen Investoren, denen die Schuldverschreibungen angeboten werden

☐ Not applicable
Nicht anwendbar

☐ Specify Details [ ]
Einzelheiten einfügen

Process for notification to applicants of the amount allotted and indication whether dealing may begin before notification is made
Verfahren zur Meldung des den Zeichnern zugeteilten Betrags und Angabe, ob eine Aufnahme des Handels vor dem Meldeverfahren möglich ist

☐ Not applicable
Nicht anwendbar

☐ Specify Details [ ]
Einzelheiten einfügen

Expected price at which the notes will be offered / method of determining the price and the process for its disclosure and amount of any expenses and taxes specifically charged to the subscriber or purchaser.
Kurs, zu dem die Schuldverschreibungen angeboten werden / Methode, mittels deren der Angebotskurs festgelegt wird und Angaben zum Verfahren für die Offenlegung sowie der Kosten und Steuern, die speziell dem Zeichner oder Käufer in Rechnung gestellt werden.

☐ Not applicable
Nicht anwendbar

☐ Specify Details [ ]
Einzelheiten einfügen

Placing and Underwriting
Platzierung und Übernahme

Name and address of the co-ordinator(s) of the global offer and of single parts of the offer and, to the extent known to the Issuer or the offeror, of the placers in the various countries where the offer takes place.
Name und Anschrift des Koordinators/der Koordinatoren des globalen Angebots oder einzelner Teile des Angebots und – sofern dem Emittenten oder dem Bieter bekannt – Angaben zu den Plazierern in den einzelnen Ländern des Angebots.]

Method of distribution
Vertriebsmethode

☒ Non-syndicated
Nicht syndiziert

☐ Syndicated
Syndiziert

Subscription Agreement
Übernahmevertrag

Date of Subscription Agreement
Datum des Subscription Agreements

General Features of the Subscription Agreement — [ ]
Hauptmerkmale des Übernahmevertrags

Management Details including form of commitment
Einzelheiten bezüglich des Bankenkonsortiums einschließlich der Art der Übernahme

Dealer / Management Group (specify name and address) — Barclays Bank PLC
Plazeur / Bankenkonsortiumr (Name und Adresse angeben) — *Barclays Bank PLC*

☒ firm commitment
feste Zusage

☐ no firm commitment/best efforts arrangements
keine feste Zusage/zu den bestmöglichen Bedingungen

Commissions
Provisionen

Management/Underwriting Commission (specify)
Management- und Übernahmeprovision (angeben)

Selling Concession (specify)
Verkaufsprovision (angeben)

Listing Commission
Börsenzulassungprovision

Other (specify)
Andere (angeben)

Stabilising Dealer/Manager — None
Kursstabilisierender Dealer/Manager — *keiner*

Subscription Agreement — []
Übernahmevertrag

- Date of subscription agreement — []
  Datum des Übernahmevertrags

- General features of the subscription agreement (including the quotas)
  Angabe der Hauptmerkmale des Übernahmevertrags (einschließlich der Quoten)

Listing(s) — Yes
Börsenzulassung(en) — *Ja*

☐ Luxembourg
Luxemburg

  ☐ Regulated Market "*Bourse de Luxembourg*"

  ☐ Euro MTF

☒ Düsseldorf

☐ Other (insert details)
sonstige (Einzelheiten einfügen)

Date of admission
Termin der Zulassung

Estimate of the total expenses related to admission to trading
Geschätzte Gesamtkosten für die Zulassung zum Handel

All regulated markets or equivalent markets on which, to the knowledge of the Issuer, notes of the same class (Series) of the Notes to be offered or admitted to trading are already admitted to trading
Angabe sämtlicher geregelter oder gleichwertiger Märkte, auf denen nach Kenntnis der Emittentin Schuldverschreibungen der gleichen Wertpapierkategorie (Serie), die zum Handel angeboten oder zugelassen werden sollen, bereits zum Handel zugelassen sind

☐ Luxembourg (Bourse de Luxembourg)
Luxemburg (Bourse de Luxembourg)

☐ Düsseldorf

☐ Other (insert details) [ ]
Andere (Einzelheiten einfügen)

Name and address of the entities which have a firm commitment to act as intermediaries in secondary trading, providing liquidity through bid and offer rates and description of the main terms of their commitment
Name und Anschrift der Institute, die aufgrund einer festen Zusage als Intermediäre im Sekundärhandel tätig sind und Liquidität mittels Geld- und Briefkursen erwirtschaften, und Beschreibung der Hauptbedingungen der Zusagevereinbarung

☒ Not applicable
Nicht anwendbar

Rating
Rating

Other relevant terms and conditions (specify) [ ]
Andere relevante Bestimmungen (einfügen)

Listing:
Börsenzulassung:

The above Final Terms comprise the details required to list this issue of Pfandbriefe pursuant to the € 30,000,000,000 Essenhyp Debt Issuance Programme of Hypothekenbank in Essen Aktiengesellschaft (as from 17 October 2006).
Die vorstehenden Endgültigen Bedingungen enthalten die Angaben, die für die Börsennotierung dieser Emission von Pfandbriefen unter dem € 30.000.000.000 Essenhyp Debt Issuance Programme der Hypothekenbank in Essen Aktiengesellschaft (ab dem 17. Oktober 2006) erforderlich sind.

Responsibility
Verantwortlichkeit

The Issuer accepts responsibility for the information contained in these Final Terms as set out in the section "Responsibility Statement" on page 3 of the Prospectus, provided that, with respect to any information included herein and specified to be sourced from a third party (i) the Issuer confirms that any such information has been accurately reproduced and as far as the Issuer is aware and is able to ascertain from information available to it from such third party, no facts have been omitted, the omission of which would render the reproduced information inaccurate or misleading and (ii) the Issuer has not independently verified any such information and accepts no responsibility for the accuracy thereof.
Die Emittentin übernimmt die Verantwortung für die in diesen Endgültigen Bedingungen enthaltenen Informationen wie im Abschnitt „Responsibility Statement" auf Seite 3 des Prospekts bestimmt. Hinsichtlich der hierin enthaltenen und als solche gekennzeichneten Informationen von Seiten Dritter gilt Folgendes: (i) Die Emittentin bestätigt, daß diese Informationen zutreffend wiedergegeben worden sind und – soweit es der Emittentin bekannt ist und sie aus den von diesen Dritten zur Verfügung gestellten Informationen ableiten konnte – keine Fakten ausgelassen wurden, deren Fehlen die reproduzierten Informationen unzutreffend oder irreführend gestalten würden; (ii) die Emittentin hat diese Informationen nicht selbständig überprüft und übernimmt keine Verantwortung für ihre Richtigkeit.

Hypothekenbank in Essen Aktiengesellschaft

____

[Name & title of signatory]
[Name und Titel des Unterzeichnenden]

The Final Terms will be displayed on the website of Essen Hyp (www.essenhyp.com) and in case of Notes listed on the Luxembourg Stock Exchange on the website of the Luxembourg Stock Exchange (www.bourse.lu).

17 October 2006
17. Oktober 2006

Final Terms
Endgültige Bedingungen

EUR 50,000,000 Floating Rate Public Sector Pfandbriefe
issued pursuant to the

EUR 50.000.000 Floating Öffentliche Pfandbriefe
begeben aufgrund des

Euro 30,000,000,000
Essen Hyp Debt Issuance Programme

dated 28 April 2006
datiert 28. April 2006

of
der

Hypothekenbank in Essen Aktiengesellschaft

Issue Price: 99.9430 per cent.
Ausgabepreis: 99,9430 %

Issue Date: 17 October, 2006
Valutierungstag: 17. Oktober 2006

Series No: HBE1L1
Serien Nr.: HBE1L1

These are the Final Terms of an issue of Notes (which term, where applicable, shall include Pfandbriefe) under the euro 30,000,000,000 Debt Issuance Programme of Hypothekenbank in Essen Aktiengesellschaft (the "Programme"). Full information on Hypothekenbank in Essen Aktiengesellschaft and the offer of the Notes is only available on the basis of the combination of the Debt Issuance Programme Prospectus pertaining to the Programme dated 28 April 2006 (the "**Prospectus**") and these Final Terms. The Prospectus is available for viewing in electronic form at the website of the Luxembourg Stock Exchange (www.bourse.lu) and at the website of Hypothekenbank in Essen Aktiengesellschaft (www.essenhyp.com/en/bonds_notes/securities_prospectus.php) and copies may be obtained from Hypothekenbank in Essen Aktiengesellschaft, Transaction Banking, Gildehofstrasse 1, D-45127 Essen, Federal Republic of Germany.
*Dies sind die Endgültigen Bedingungen einer Emission von Schuldverschreibungen (dieser Begriff schließt an geeigneter Stelle Pfandbriefe ein unter dem Euro 30.000.000.000 Debt Issuance Programm der Hypothekenbank in Essen Aktiengesellschaft (das „Programm"). Vollständige Informationen über die Hypotheken Bank in Essen Aktiengesellschaft und das Angebot der Schuldverscheibungen sind nur verfügbar, wenn die Endgültigen Bedingungen und der Basisprospekt vom 28. April 2006 über das Programm (der „**Prospekt**") zusammengenommen werden. Der Prospekt kann auf der Internetseite der Luxembourg Stock Exchange (www.bourse.lu) und der Internetseite der Hypothekenbank in Essen Aktiengesellschaft (www. essenhyp. com/en/bonds_notes/ securities_prospectus.php) eingesehen werden. Kopien sind erhältlich unter folgender Adresse: Hypothekenbank in Essen Aktiengesellschaft, Marktfolge Treasury, Gildehofstraße 1, D-45127 Essen, Bundesrepublik Deutschland.*

I. TERMS AND CONDITIONS
I. EMISSIONSBEDINGUNGEN

This part I of the Final Terms is to be read in conjunction with the Terms and Conditions of the Notes

(the "Terms and Conditions") set forth in the Prospectus. Capitalised Terms not otherwise defined herein shall have the meanings specified in the Terms and Conditions.

All references in this part of the Final Terms to numbered Articles and sections are to Articles and sections of the Terms and Conditions.

All provisions in the Terms and Conditions corresponding to items in these Final Terms which are either not selected or completed or which are deleted shall be deemed to be deleted from the terms and conditions applicable to the Notes (the "Conditions").

Dieser Teil I der Endgültigen Bedingungen ist in Verbindung mit den Emissionsbedingungen der Schuldverschreibungen (die „Emissionsbedingungen") zu lesen, die im Prospekt enthalten sind. Begriffe, die in den Emissionsbedingungen definiert sind, haben, falls die Endgültigen Bedingungen nicht etwas anderes bestimmen, die gleiche Bedeutung, wenn sie in diesen Endgültigen Bedingungen verwendet werden.

Bezugnahmen in diesem Teil der Endgültigen Bedingungen auf Paragraphen und Absätze beziehen sich auf die Paragraphen und Absätze der Emissionsbedingungen.

Sämtliche Bestimmungen der Emissionsbedingungen, die sich auf Variablen dieser Endgültigen Bedingungen beziehen und die weder angekreuzt noch ausgefüllt werden oder die gestrichen werden, gelten als in den auf die Schuldverschreibungen anwendbaren Emissionsbedingungen (die „Bedingungen") gestrichen.

PART I.A. Notes other than Participation Certificates
TEIL I.A. Schuldverschreibungen, die keine Genußscheine sind

Issuer / ***Emittentin*** — **Hypothekenbank in Essen Aktiengesellschaft**

Form of Conditions
Form der Bedingungen

■ Long-Form
Nicht-konsolidierte Bedingungen

❑ Integrated
Konsolidierte Bedingungen

Language of Conditions
Sprache der Bedingungen

■ German only
ausschließlich Deutsch

❑ English only
ausschließlich Englisch

❑ English and German (English controlling)
Englisch und Deutsch (englischer Text maßgeblich)

❑ German and English (German controlling)
Deutsch und Englisch (deutscher Text maßgeblich)

Currency, Denomination, Form, Certain Definitions (§ 1)
Währung, Stückelung, Form, Definitionen (§ 1)

Currency and Denomination
Währung und Stückelung

Specified Currency
Festgelegte Währung — *Euro („EUR")*

Aggregate Principal Amount *Gesamtnennbetrag*	*EUR 50.000.000*
Specified Denomination(s) *Festgelegte Stückelung/Stückelungen*	*EUR 50.000*
Number of Notes to be issued in each Specified Denomination *Anzahl der in jeder festgelegten Stückelung auszugebenden Schuldverschreibungen*	*1.000*
Minimum Transfer Amount (specify) *Mindestnennbetrag für Übertragungen*	*Nicht anwendbar*

Form
Form

☐ **Notes**
Schuldverschreibungen

■ **Pfandbriefe**

☐ Mortgage Pfandbriefe
Hypothekenpfandbriefe

■ Public-Sector Pfandbriefe
Öffentliche Pfandbriefe

☐ **New Global Note**
Neue Global Note — *Nein*

■ **TEFRA C**
TEFRA C

■ Permanent Global Note
Dauerglobalurkunde

☐ Temporary Global Note exchangeable for:
Vorläufige Globalurkunde austauschbar gegen:

☐ Definitive Notes
Einzelurkunden

☐ **TEFRA D**
TEFRA D

Temporary Global Note exchangeable for:
Vorläufige Globalurkunde austauschbar gegen:

☐ Permanent Global Note
Dauerglobalurkunde

☐ Definitive Notes
Einzelurkunden

☐ **Neither TEFRA D nor TEFRA C**
Weder TEFRA D noch TEFRA C

☐ Permanent Global Note
Dauerglobalurkunde

☐ Temporary Global Note exchangeable for:
Vorläufige Globalurkunde austauschbar gegen:

☐ Definitive Notes
Einzelurkunden

Definitive Notes
Einzelurkunden — *Nein*

☐ Coupons
Zinsscheine

☐ Talons
Talons

☐ Receipts
Rückzahlungsscheine

Certain Definitions
Definitionen

Clearing System

■ Clearstream Banking AG
Neue Börsenstraße 1
D-60487 Frankfurt am Main

☐ Euroclear Bank S.A./N.V. (Euroclear Operator)
1 Boulevard du Roi Albert II
B-1210 Brussels

☐ Clearstream Banking, société anonyme
42 Avenue JF Kennedy
L-1855 Luxembourg

☐ Other – (specify)
sonstige (angeben)

STATUS (§ 2)
STATUS (§ 2)

■ Unsubordinated
Nicht-nachrangig

☐ Subordinated
Nachrangig

INTEREST (§ 3)
ZINSEN (§ 3)

☐ **Fixed Rate Notes**
Festverzinsliche Schuldverschreibungen — *Nicht anwendbar*

■ **Floating Rate Notes**
Variabel verzinsliche Schuldverschreibungen

Interest Payment Dates
Zinszahlungstage

Interest Commencement Date
Verzinsungsbeginn — *17. Oktober 2006*

Specified Interest Payment Dates
Festgelegte Zinszahlungstage

17. November und 17. Mai eines jeden Kalenderjahres, jeweils vorbehaltlich einer Anpassung nach der Geschäftstags-konvention

Specified Interest Period(s)
Festgelegte Zinsperioden

Business Day Convention
Geschäftstagskonvention

■ Modified Following Business Day Convention
Modifizierte Folgender Geschäftstag-Konvention

❑ FRN Convention (specify periods)
FRN Konvention (Zeitraum angeben)

❑ Following Business Day Convention
Folgender Geschäftstag-Konvention

❑ Preceding Business Day Convention
Vorangegangener Geschäftstag-Konvention

Relevant Financial Centres
Relevante Finanzzentren

TARGET

Rate of Interest
Zinssatz

■ Screen Rate Determination
Bildschirmfeststellung

■ EURIBOR (Brussels time/TARGET Business Day/Interbank Market in the euro-zone)
EURIBOR (Brüsseler Ortszeit/TARGET Geschäftstag/Interbanken-Markt in der Euro-Zone)

6-Monats-EURIBOR, für die erste Zinsperiode vom 17. Oktober 2006 (einschliesslich) bis 17. November 2006 (ausschliesslich) jedoch 1-Monats-EURIBOR

Screen page
Bildschirmseite

Telerate page 248

□ LIBOR (London time/London Business Day London Interbank Market)
LIBOR (Londoner Ortszeit/Londoner Geschäftstag/Londoner Interbanken-Markt)

Screen page
Bildschirmseite

□ Other (specify)
Sonstige (angeben)

Screen page
Bildschirmseite

☐ Formula
Formel
(set forth details in full here or in an attachment)
(Einzelheiten hier oder in einer Anlage einfügen)

Reference Banks (if other than as specified in § 3(2)) (specify)
Referenzbanken (sofern abweichend von § 3 Absatz 2) (angeben)

☐	ISDA Determination *ISDA-Feststellung*	*Nicht anwendbar*
☐	Other Method of Determination (insert details (including Margin, Interest Determination Date, Reference Banks, fall-back provisions)) *Andere Methoden der Bestimmung (Einzelheiten angeben (einschließlich Zinsfestlegungstag, Marge, Referenzbanken, Ausweichbestimmungen))*	*Nicht anwendbar*

Margin
Marge — *0.03 % per annum*

☐ plus
plus

■ minus
minus

Interest Determination Date
Zinsfestlegungstag

■ Second Business Day prior to commencement of Interest Period
Zweiter Geschäftstag vor Beginn der jeweiligen Zinsperiode

☐ First day of each Interest Period
Erster Tag der jeweiligen Zinsperiode

☐ Other (specify)
Sonstige (angeben)

Minimum and Maximum Rate of Interest
Mindest- und Höchstzinssatz — *Nicht anwendbar*

☐ Minimum Rate of Interest
Mindestzinssatz

☐ Maximum Rate of Interest
Höchstzinssatz

☐ **Zero Coupon Notes**
Nullkupon-Schuldverschreibungen — *Nicht anwendbar*

☐ **Dual Currency Notes** *Nicht anwendbar*
Doppelwährungs-Schuldverschreibungen
(set forth details in full here (including exchange rate(s) or basis for calculating exchange rate(s) to determine interest/fall-back provisions))
(Einzelheiten einfügen (einschließlich Wechselkurs(e) oder Grundlage für die Berechnung des/der Wechselkurs(e) zur Bestimmung von Zinsbeträgen/Ausweichbestimmungen))

☐ **Instalment Notes**
Raten-Schuldverschreibungen *Nicht anwendbar*
(set forth details in full here)
(Einzelheiten einfügen)

☐ **Index-linked Notes**
Indexierte Schuldverschreibungen *Nicht anwendbar*
(set forth details in full here (including index/formula, basis for calculating interest, a description of any market disruption or settlement disruption events and adjustment rules with relation to events concerning the underlying))
(Einzelheiten einfügen (einschließlich des Index/der Formel, der Grundlagen für die Berechnung der Zinsbeträge sowie Beschreibung etwaiger Störungen des Markets oder bei der Abrechnung, die den Basiswert beeinflussen und Korrekturvorschriften in Bezug auf Vorfälle, die den Basiswert beeinflussen))

☐ **Credit-linked Notes**
Credit-linked Notes *Nicht anwendbar*
(set forth details in full here (including basis for calculating interest and fall back provisions))
(Einzelheiten einfügen (einschließlich der Grundlagen für die Berechnung der Zinsbeträge sowie Ausweichbestimmungen))

☐ **other structured Notes**
andere strukturierte Schuldverschreibungen *Nicht anwendbar*
(set forth details in full here (including fall back provisions, if applicable and the relevant reference date is not available))
(Einzelheiten einfügen (einschließlich Ausweichbestimmungen, wenn anwendbar und der maßgebliche Referenzsatz nicht verfügbar ist))

Day Count Fraction
Zinstagequotient

☐ Actual/Actual (ICMA)

☐ Actual/Actual (ISDA) (Actual/365)

☐ Actual/365 (Fixed)

■ Actual/360

☐ 30/360 or 360/360 (Bond Basis)

☐ 30E/360 (Eurobond Basis)

☐ Other
Anderer

PAYMENTS (§ 4)
ZAHLUNGEN (§ 4)

Payment Business Day
Zahlungstag

Relevant Financial Centre(s) (specify all) *Relevante(s) Finanzzentren(um) (alle angeben)*	*TARGET*

REDEMPTION (§ 5)
RÜCKZAHLUNG (§ 5)

Final Redemption
Rückzahlung bei Endfälligkeit

■ **Notes other than Instalment, Dual Currency, Index-linked, Credit-linked or Structured Notes**
Schuldverschreibungen außer Raten-, Doppelwährungs-, Indexierte-, Credit linked- oder Strukturierte-Schuldverschreibungen

☐ Maturity Date
Fälligkeitstag

■ Redemption Month *Rückzahlungsmonat*	*Mai 2013*

☐ Final Redemption Amount
Rückzahlungsbetrag

■ Principal amount
Nennbetrag

☐ Final Redemption Amount (per specified denomination)
Rückzahlungsbetrag (für jede festgelegte Stückelung)

☐ **Instalment Notes**
Raten-Schuldverschreibungen
Instalment Date(s)
Ratenzahlungstermin (e)

Instalment Amount(s)
Rate(n)

Early Redemption
Vorzeitige Rückzahlung

Optional Redemption for Taxation Reasons ***Option zur vorzeitigen Rückzahlung aus steuerlichen Gründen***	*Nein*
Early Redemption at the Option of the Issuer ***Vorzeitige Rückzahlung nach Wahl der Emittentin***	*Nein*
Early Redemption at the Option of a Holder ***Vorzeitige Rückzahlung nach Wahl des Gläubigers***	*Nein*

Early Redemption Amount
Vorzeitiger Rückzahlungsbetrag

Redemption of Notes other than Zero Coupon, Fixed Rate, Floating Rate and Instalment Notes
Rückzahlung von Schuldverschreibungen, die weder Nullkupon-, festverzinsliche, variabel verzinsliche noch Raten-Schuldverschreibungen sind

- ☐ **Dual Currency Notes**
  Doppelwährungs-Schuldverschreibungen
  (set forth details in full here (including exchange rate(s) or basis for calculating exchange rate(s) to determine principal/fall-back provisions))
  (Einzelheiten einfügen (einschließlich Wechselkurs(e) oder Grundlage für die Berechnung des/der Wechselkurs(e) zur Bestimmung von Kapitalbeträgen/Ausweichbestimmungen))

- ☐ **Index-linked Notes**
  Indexierte Schuldverschreibungen
  (set forth details in full here)
  (Einzelheiten einfügen)

- ☐ **Credit-linked Notes**
  Credit-linked Schuldverschreibungen
  (set forth details in full here)
  (Einzelheiten einfügen)

- ☐ **other structured Notes**
  andere strukturierte Schuldverschreibungen
  (set forth details in full here)
  (Einzelheiten einfügen)

FISCAL AGENT, PAYING AGENT AND CALCULATION AGENT(§ 6)
EMISSIONSSTELLE, ZAHLSTELLE UND BERECHNUNGSSTELLE (§ 6)

Paying Agents
Zahlstellen

- ■ Fiscal Agent
  Emissionsstelle
  Hypothekenbank in Essen Aktiengesellschaft Gildehofstrasse 1 45127 Essen Deutschland

- ■ Additional Paying Agent(s)/specified office(s)
  Zahlstelle(n)/bezeichnete Geschäftsstelle(n)
  Hypothekenbank in Essen Aktiengesellschaft Gildehofstrasse 1 45127 Essen Deutschland

- ■ Calculation Agent
  Berechnungsstelle

  - ■ Yes
    Ja
    Hypothekenbank in Essen Aktiengesellschaft Gildehofstrasse 1 45127 Essen Deutschland
  - ☐ No
    Nein
  - ☐ Required location (specify)
    Vorgeschriebenen Ort (angeben)

NOTICES (§ 12)
MITTEILUNGEN (§ 12)

Place and medium of publication
Ort und Medium der Bekanntmachung

Publication in printed form
Bekanntmachung in gedruckter Form

☐ London (Financial Times)
London (Financial Times)

☐ Luxembourg (d'Wort)
Luxemburg (d' Wort)

■ Germany (Börsen-Zeitung)
Deutschland (Börsen-Zeitung)

☐ Other (specify)
sonstige (angeben)

Publication on the website of the stock exchange
Bekanntmachung auf der Website der Börse

Stock Exchange *Börse*	*Düsseldorf*
Internet Address *Internetadresse*	
Governing Law ***Anwendbares Recht***	German Law *Deutsches Recht*

PART II. OTHER INFORMATION
TEIL II. ZUSÄTZLICHE INFORMATIONEN

Interest of natural and legal persons involved in the issue/offer ***Interessen von Seiten natürlicher und juristischer Personen, die an der Emission/dem Angebot beteiligt sind***	*keine*

■ Save as discussed in the Prospectus under "Interest of Natural and Legal Persons involved in the Issue/Offer", so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

❑ Other interest (specify)
Andere Interessen (angeben)

Reasons for the offer ***Gründe für das Angebot***	*Siehe „Use of Proceeds" im Prospekt.*
Estimated net proceeds *Geschätzter Nettobetrag der Erträge*	*EUR 50,000,000*
Estimated total expenses of the issue *Geschätzte Gesamtkosten der Emission*	*EUR 1.100*

Eurosystem eligibility
EZB-Fähigkeit

Intended to be held in a manner which would allow Eurosystem eligibility *Soll in EZB-fähiger Weise gehalten werden*	*Ja*

Securities Identification Numbers
Wertpapier-Kenn-Nummern

❑ Common Code *Common Code*	
■ ISIN Code *ISIN Code*	*DE000HBE1L13*
■ German Securities Code *Wertpapier-Kenn-Nummer (WKN)*	*HBE1L1*
❑ Any other securities number *Sonstige Wertpapier-Kenn-Nummer*	
Yield ***Rendite***	*Nicht anwendbar*

Selling Restrictions
Verkaufsbeschränkungen

■ The Selling Restrictions set out in the Prospectus shall apply.
Es gelten die im Prospekt wiedergegebenen Verkaufsbeschränkungen.

■ TEFRA C
TEFRA C

❑ TEFRA D

TEFRA D

- ☐ Neither TEFRA C nor TEFRA D
  Weder TEFRA C noch TEFRA D

- ☐ Additional Selling Restrictions (specify)
  Zusätzliche Verkaufsbeschränkungen (angeben)

Taxation
Besteuerung

Information on taxes on the income from the Notes withheld at source in respect of countries where the offer is being made or admission to trading is being sought.
Informationen über die an der Quelle einbehaltene Steuer auf Schuldverschreibungen hinsichtlich der Länder in denen das Angebot unterbreitet oder die Zulassung zum Handel beantragt wird.

keine

Restrictions on the free transferability of the Notes
Beschränkungen der freien Übertragbarkeit der Wertpapiere — *keine*

TERMS AND CONDITIONS OF THE OFFER
BEDINGUNGEN UND KONDITIONEN DES ANGEBOTS

Conditions, offer statistics, plan of distribution and allotment, pricing
Bedingungen, Angebotstatistik, Vertriebs- und Zuteilungsplan, Preisfestsetzung — *Nicht anwendbar*

Conditions to which the offer is subject
Bedingungen, denen das Angebot unterliegt — *Nicht anwendbar*

Placing and Underwriting
Platzierung und Übernahme

Name and address of the co-ordinator(s) of the global offer and of single parts of the offer and, to the extent known to the Issuer or the offeror, of the placers in the various countries where the offer takes place.
Name und Anschrift des Koordinators/der Koordinatoren des globalen Angebots oder einzelner Teile des Angebots und – sofern dem Emittenten oder dem Bieter bekannt – Angaben zu den Platzierern in den einzelnen Ländern des Angebots.

WestLB AG
Herzogstrasse 15
40217 Düsseldorf
Deutschland

Method of distribution
Vertriebsmethode

- ■ Non-syndicated
  Nicht syndiziert

- ☐ Syndicated
  Syndiziert

Subscription Agreement
Übernahmevertrag — *Nicht anwendbar*

Management Details including form of commitment
Einzelheiten bezüglich des Bankenkonsortiums einschließlich der Art der Übernahme

Dealer / Management Group (specify name and address)
Plazeur / Bankenkonsortiumr (Name und Adresse angeben)

WestLB AG
Herzogstrasse 15
40217 Düsseldorf
Deutschland

■ firm commitment
feste Zusage

❑ no firm commitment/best efforts arrangements
keine feste Zusage/zu den bestmöglichen Bedingungen

Commissions
Provisionen — *Nicht anwendbar*

Management/Underwriting Commission (specify)
Management- und Übernahmeprovision (angeben)

Selling Concession (specify)
Verkaufsprovision (angeben)

Other (specify)
Andere (angeben)

Stabilising Dealer/Manager — *keiner*
Kursstabilisierender Dealer/Manager

Listing(s)
Börsenzulassung(en) — *Ja*

❑ Luxembourg
Luxemburg

❑ Regulated Market "*Bourse de Luxembourg*"

❑ Euro MTF

■ Düsseldorf

❑ Other (insert details)
sonstige (Einzelheiten einfügen)

Date of admission
Termin der Zulassung — *Wird von der Emittentin zeitnah beantragt*

Estimate of the total expenses related to admission to trading
Geschätzte Gesamtkosten für die Zulassung zum Handel — *nicht anwendbar*

Rating
Rating — *Rating für diese Serie ist beantragt*

Other relevant terms and conditions (specify)
Andere relevante Bestimmungen (einfügen) — *Nicht anwendbar*

Listing:
Börsenzulassung:

The above Final Terms comprise the details required to list this issue of Pfandbriefe pursuant to the € 30,000,000,000 Essen Hyp Debt Issuance Programme of Hypothekenbank in Essen Aktiengesellschaft (as from 17 October 2006).
Die vorstehenden Endgültigen Bedingungen enthalten die Angaben, die für die Börsennotierung

dieser Emission von Schuldverschreibungen unter dem € 30.000.000.000 Essen Hyp Debt Issuance Programme der Hypothekenbank in Essen Aktiengesellschaft (ab dem 17. Oktober 2006) erforderlich sind.

Responsibility
Verantwortlichkeit

The Issuer accepts responsibility for the information contained in these Final Terms as set out in the section "Responsibility Statement" on page 3 of the Prospectus, provided that, with respect to any information included herein and specified to be sourced from a third party (i) the Issuer confirms that any such information has been accurately reproduced and as far as the Issuer is aware and is able to ascertain from information available to it from such third party, no facts have been omitted, the omission of which would render the reproduced information inaccurate or misleading and (ii) the Issuer has not independently verified any such information and accepts no responsibility for the accuracy thereof.
Die Emittentin übernimmt die Verantwortung für die in diesen Endgültigen Bedingungen enthaltenen Informationen wie im Abschnitt „Responsibility Statement" auf Seite 3 des Prospekts bestimmt. Hinsichtlich der hierin enthaltenen und als solche gekennzeichneten Informationen von Seiten Dritter gilt Folgendes: (i) Die Emittentin bestätigt, daß diese Informationen zutreffend wiedergegeben worden sind und – soweit es der Emittentin bekannt ist und sie aus den von diesen Dritten zur Verfügung gestellten Informationen ableiten konnte – keine Fakten ausgelassen wurden, deren Fehlen die reproduzierten Informationen unzutreffend oder irreführend gestalten würden; (ii) die Emittentin hat diese Informationen nicht selbständig überprüft und übernimmt keine Verantwortung für ihre Richtigkeit.

Hypothekenbank in Essen Aktiengesellschaft

The Final Terms will be displayed on the website of Essen Hyp (www.essenhyp.com) and in case of Notes listed on the Luxembourg Stock Exchange on the website of the Luxembourg Stock Exchange (www.bourse.lu).

16 October 2006
16. Oktober 2006

Final Terms
Endgültige Bedingungen

EUR 50,000,000 Floating Rate Notes of 2006
due 09 October 2007
(to be consolidated, form a single issue with and increase the aggregate principal amount of the EUR 50,000,000 Floating Rate Notes of 2006 due 09 October 2007 issued on 09 October 2006)
issued pursuant to the

EUR 50.000.000 variabel verzinsliche Schuldverschreibungen von 2006
fällig am 09. Oktober 2007
(Diese Anleihe wird mit den EUR 50.000.000 variabel verzinslichen Schuldverschreibungen von 2006, fällig am 09. Oktober 2007, begeben am 09. Oktober 2006 zusammengeführt werden, eine einheitliche Anleihe mit ihnen bilden und ihren Gesamtnennbetrag erhöhen.)
begeben aufgrund des

Euro 30,000,000,000
Essen Hyp Debt Issuance Programme

dated 28 April 2006
datiert 28. April 2006

of
der

Hypothekenbank in Essen Aktiengesellschaft

Issue Price: 99.997 per cent. plus accrued interest from 09 October 2006 (inclusive) to 18 October 2006 (exclusive) (9 days)
Ausgabepreis: 99,997 % zuzüglich Stückzinsen für den Zeitraum vom 09. Oktober 2006 (einschließlich) bis 18. Oktober 2006 (ausschließlich) (9 Tage)

Issue Date: 18 October 2006
Tag der Begebung: 18. Oktober 2006

Series No: HBE1LR
Serien Nr.: HBE1LR

Tranche No: 2
Tranche Nr.: 2

These are the Final Terms of an issue of Notes (which term, where applicable, shall include Pfandbriefe) under the Euro 30,000,000,000 Debt Issuance Programme of Hypothekenbank in Essen Aktiengesellschaft (the "Programme"). Full information on Hypothekenbank in Essen Aktiengesellschaft and the offer of the Notes is only available on the basis of the combination of the Debt Issuance Programme Prospectus pertaining to the Programme dated 28 April 2006 (the **"Prospectus"**) and these Final Terms. The Prospectus and any supplement thereto is available for viewing in electronic form on the website of the Luxembourg Stock Exchange (www.bourse.lu) and on the website of Hypothekenbank in Essen Aktiengesellschaft (www.essenhyp.com/ en/bonds_notes/securities_ prospectus.php) and copies may be obtained from Hypothekenbank in Essen Aktiengesellschaft, Transaction Banking, Gildehofstrasse 1, D-45127 Essen, Federal Republic of Germany.

Dies sind die Endgültigen Bedingungen einer Emission von Schuldverschreibungen (dieser Begriff schließt an geeigneter Stelle Pfandbriefe ein) unter dem Euro 30.000.000.000 Debt Issuance Programm der Hypothekenbank in Essen Aktiengesellschaft (das "Programm"). Vollständige Informationen über die Hypothekenbank in Essen Aktiengesellschaft und das Angebot der Schuldverschreibungen sind nur verfügbar, wenn die Endgültigen Bedingungen und der Basisprospekt vom 28. April 2006 über das Programm (der "Prospekt") zusammengenommen werden. Der Prospekt sowie jeder Nachtrag können in elektronischer Form auf der Internetseite der Luxembourg Stock Exchange (www.bourse.lu) und der Internetseite der Hypothekenbank in Essen Aktiengesellschaft (www. essenhyp. com/en/bonds_notes/securities_prospectus.php) eingesehen werden. Kopien sind erhältlich unter folgender Adresse: Hypothekenbank in Essen Aktiengesellschaft, Marktfolge Treasury, Gildehofstraße 1, D-45127 Essen, Bundesrepublik Deutschland.

Part I. TERMS AND CONDITIONS
Teil I. EMISSIONSBEDINGUNGEN

This Part I of the Final Terms is to be read in conjunction with the Terms and Conditions of the Notes (the "Terms and Conditions") set forth in the Prospectus. Capitalised terms not otherwise defined herein shall have the meanings specified in the Terms and Conditions.

All references in this part of the Final Terms to numbered Articles and sections are to Articles and sections of the Terms and Conditions.

All provisions in the Terms and Conditions corresponding to items in these Final Terms which are either not selected or completed or which are deleted shall be deemed to be deleted from the terms and conditions applicable to the Notes (the "Conditions").

Dieser Teil I der Endgültigen Bedingungen ist in Verbindung mit den Emissionsbedingungen der Schuldverschreibungen (die "Emissionsbedingungen") zu lesen, die im Prospekt enthalten sind. Begriffe, die in den Emissionsbedingungen definiert sind, haben, falls die Endgültigen Bedingungen nicht etwas anderes bestimmen, die gleiche Bedeutung, wenn sie in diesen Endgültigen Bedingungen verwendet werden.

Bezugnahmen in diesem Teil der Endgültigen Bedingungen auf Paragraphen und Absätze beziehen sich auf die Paragraphen und Absätze der Emissionsbedingungen.

Sämtliche Bestimmungen der Emissionsbedingungen, die sich auf Variablen dieser Endgültigen Bedingungen beziehen und die weder angekreuzt noch ausgefüllt werden oder die gestrichen werden, gelten als in den auf die Schuldverschreibungen anwendbaren Emissionsbedingungen (die "Bedingungen") gestrichen.

PART I. A. Notes other than Participation Certificates
TEIL I. A. Schuldverschreibungen, die keine Genussscheine sind

Issuer ***Emittentin***	**Hypothekenbank in Essen Aktiengesellschaft**

Form of Conditions
Form der Bedingungen

☒ Long-Form
Nicht-konsolidierte Bedingungen

☐ Integrated
Konsolidierte Bedingungen

Language of Conditions
Sprache der Bedingungen

☐ German only
ausschließlich Deutsch

☐ English only
ausschließlich Englisch

☐ English and German (English controlling)
Englisch und Deutsch (englischer Text maßgeblich)

☒ German and English (German controlling)
Deutsch und Englisch (deutscher Text maßgeblich)

Currency, Denomination, Form, Certain Definitions (§ 1)
Währung, Stückelung, Form, Definitionen (§ 1)

Currency and Denomination
Währung und Stückelung

Specified Currency *Festgelegte Währung*	Euro („EUR") *Euro („EUR")*
Aggregate Principal Amount Gesamtnennbetrag	EUR 50,000,000 EUR 50.000.000
Specified Denomination *Festgelegte Stückelung*	EUR 50,000 *EUR 50.000*
Number of Notes to be issued in each Specified Denomination *Anzahl der in jeder festgelegten Stückelung auszugebenden Schuldverschreibungen*	1,000 *1.000*
Minimum Transfer Amount (specify) *Mindestnennbetrag für Übertragungen (angeben)*	EUR 50,000 *EUR 50.000*

Form
Form

☒ **Notes**
Schuldverschreibungen

☐ **Pfandbriefe**

☐ Mortgage Pfandbriefe
Hypothekenpfandbriefe

☐ Public-Sector Pfandbriefe
Öffentliche Pfandbriefe

☐ **New Global Note** No
New Global Note *Nein*

☒ **TEFRA C**
TEFRA C

☒ Permanent Global Note
Dauerglobalurkunde

☐ Temporary Global Note exchangeable for:
Vorläufige Globalurkunde austauschbar gegen:

☐ Definitive Notes
Einzelurkunden

☐ **TEFRA D**
TEFRA D

Temporary Global Note exchangeable for:
Vorläufige Globalurkunde austauschbar gegen:

☐ Permanent Global Note
Dauerglobalurkunde

☐ Definitive Notes
Einzelurkunden

☐ **Neither TEFRA D nor TEFRA C**
Weder TEFRA D noch TEFRA C

☐ Permanent Global Note
Dauerglobalurkunde

☐ Temporary Global Note exchangeable for:
Vorläufige Globalurkunde austauschbar gegen:

☐ Definitive Notes
Einzelurkunden

Definitive Notes No
Einzelurkunden *Nein*

☐ Coupons
Zinsscheine

☐ Talons
Talons

☐ Receipts
Rückzahlungsscheine

Certain Definitions
Definitionen

Clearing System
Clearing System

☒ Clearstream Banking AG
Neue Börsenstraße 1
D-60487 Frankfurt am Main

☐ Euroclear Bank S. A./N. V. (Euroclear Operator)
1 Boulevard du Roi Albert II
B-1210 Brussels

☐ Clearstream Banking, société anonyme
42 Avenue JF Kennedy
L-1855 Luxembourg

☐ The Depository Trust Company
55 Water Street
New York, NY 10041-0099
USA

☐ Other (specify)
Sonstige (angeben)

STATUS (§ 2)
STATUS (§ 2)

☒ Unsubordinated
Nicht-nachrangig

☐ Subordinated
Nachrangig

INTEREST (§ 3)
ZINSEN (§ 3)

☐ **Fixed Rate Notes** — Not applicable / *Nicht anwendbar*
Festverzinsliche Schuldverschreibungen
Rate of Interest and Interest Payment Dates
Zinssatz und Zinszahlungstage

Interest Commencement Date
Verzinsungsbeginn

Rate of Interest
Zinssatz

Fixed Interest Payment Date
Fester Zinszahlungstag

First Interest Payment Date
Erster Zinszahlungstag

Initial Broken Amount(s) (per specified denomination)
Anfängliche(r) Bruchteilzinsbetrag(-beträge)
(für jede festgelegte Stückelung)

Fixed Interest Date preceding the Maturity Date
Festzinstermin, der dem Fälligkeitstag vorangeht

Final Broken Amount(s) (per specified denomination)
Abschließende(r) Bruchteilzinsbetrag(-beträge)
(für jede festgelegte Stückelung)

☒ **Floating Rate Notes**
Variabel verzinsliche Schuldverschreibungen

Interest Payment Dates
Zinszahlungstage

Interest Commencement Date *Verzinsungsbeginn*	09 October 2006 *09. Oktober 2006*
Specified Interest Payment Dates	09 November 2006, 09 May 2007 and 09 October 2007. There will be (i) a short first coupon from and including 09 October 2006 to but excluding 09 November 2006 (1-month EURIBOR plus the margin), thereafter (ii) a coupon from

	and including 09 November 2006 to but excluding 09 May 2007 (6-month EURIBOR plus the margin) and (iii) a short last coupon from and including 09 May 2007 to but excluding 09 October 2007 (5- month EURIBOR plus the margin)
Festgelegte Zinszahlungstage	*09. November 2006, 09. Mai 2007 und 09. Oktober 2007. Es gibt (i) einen ersten kurzen Kupon vom 09. Oktober 2006 (einschließlich) bis zum 09. November 2006 (ausschließlich), verzinst mit dem 1-Monats EURIBOR zuzüglich der Marge, danach (ii) einen Kupon vom 09. November 2006 (einschließlich) bis zum 09. Mai 2007 (ausschließlich), verzinst mit dem 6-Monats EURIBOR zuzüglich der Marge und (iii) einen letzten kurzen Kupon vom 09. Mai 2007 (einschließlich) bis zum 09. Oktober 2007(ausschließlich), verzinst mit dem 5-Monats EURIBOR zuzüglich der Marge.*
Specified Interest Periods *Festgelegte Zinsperioden*	see above *siehe oben*

Business Day Convention
Geschäftstagskonvention

☒ Modified Following Business Day Convention
Modifizierte Folgender Geschäftstag-Konvention

☐ FRN Convention (specify period(s)
FRN Konvention (Zeitraum angeben)

☐ Following Business Day Convention
Folgender Geschäftstag-Konvention

☐ Preceding Business Day Convention
Vorangegangener Geschäftstag-Konvention

Relevant Financial Centres ***Relevante Finanzzentren***	TARGET *TARGET*

Rate of Interest
Zinssatz

☐ Screen Rate Determination
Bildschirmfeststellung

☒ EURIBOR (Brussels time/TARGET Business Day/Interbank Market in the euro-zone)
EURIBOR (Brüsseler Ortszeit/TARGET Geschäftstag/ Interbanken-Markt in der Euro-Zone)

Screen page — Moneyline Telerate page 248
Bildschirmseite — *Moneyline Telerate Seite 248*

☐ LIBOR (London time/London Business Day London Interbank Market)
LIBOR (Londoner Ortszeit/Londoner Geschäftstag/ Londoner Interbanken-Markt)

Screen page
Bildschirmseite

☐ Other (specify)
Sonstige (angeben)

Screen page
Bildschirmseite

☐ Formula
Formel
(set forth details in full here or in an attachment)
(Einzelheiten hier oder in einer Anlage einfügen)

Reference Banks (if other than as specified in § 3(2)) (specify)
Referenzbanken (sofern abweichend von § 3 Absatz 2) (angeben)

☐ ISDA Determination
ISDA-Feststellung

☐ Other Method of Determination (insert details (including Margin, Interest Determination Date, Reference Banks, fall-back provisions))
Andere Methoden der Bestimmung (Einzelheiten angeben (einschließlich Zinsfestlegungstag, Marge, Referenzbanken, Ausweichbestimmungen))

Margin
Marge

☒ plus — 0.035 per cent. per annum
plus — *0,035 % per annum*

☐ minus
minus

Interest Determination Date
Zinsfestlegungstag

☒ second Business Day prior to commencement of Interest Period
zweiter Geschäftstag vor Beginn der jeweiligen Zinsperiode

☐ first day of each Interest Period
erster Tag der jeweiligen Zinsperiode

☐ other (specify)
sonstige (angeben)

Minimum and Maximum Rate of Interest — Not applicable
Mindest- und Höchstzinssatz — *Nicht anwendbar*

☐ Minimum Rate of Interest
Mindestzinssatz

☐ Maximum Rate of Interest
Höchstzinssatz

☐ **Zero Coupon Notes** — Not applicable
Nullkupon-Schuldverschreibungen — *Nicht anwendbar*

Accrual of Interest

Auflaufende Zinsen

Amortisation Yield
Emissionsrendite

☐ **Dual Currency Notes** — Not applicable
Doppelwährungs-Schuldverschreibungen — *Nicht anwendbar*

(set forth details in full here (including exchange rate(s) or basis for calculating exchange rate(s) to determine interest, a description of any market disruption or settlement disruption events that affect the underlying and adjustment rules with relation to events concerning the underlying))
(Einzelheiten einfügen (einschließlich Wechselkurs(e) oder Grundlage für die Berechnung des/der Wechselkurs(e) zur Bestimmung von Zinsbeträgen, eine Beschreibung etwaiger Störungen des Marktes oder bei der Abrechnung, die den Basiswert beeinflussen sowie Korrekturvorschriften in Bezug auf Vorfälle, die den Basiswert beeinflussen))

☐ **Instalment Notes** — Not applicable
Raten-Schuldverschreibungen — *Nicht anwendbar*
(set forth details in full here)
(Einzelheiten einfügen)

☐ **Index-linked Notes** — Not applicable
Indexierte Schuldverschreibungen — *Nicht anwendbar*
(set forth details in full here (including index/formula, basis for calculating interest, a description of any market disruption or settlement disruption events that affect the underlying and adjustment rules with relation to events concerning the underlying))
(Einzelheiten einfügen (einschließlich des Index/der Formel, der Grundlage für die Berechnung der Zinsbeträge sowie Beschreibung etwaiger Störungen des Marktes oder bei der Abrechnung, die den Basiswert beeinflussen und Korrekturvorschriften in Bezug auf Vorfälle, die den Basiswert beeinflussen))

☐ **Credit-linked Notes** — Not applicable
Credit-linked Notes — *Nicht anwendbar*
(set forth details in full here (including basis for calculating interest and fall back provisions))
(Einzelheiten einfügen (einschließlich der Grundlagen für die Berechnung der Zinsbeträge sowie Ausweichbestimmungen))

☐ **other structured Notes** — Not applicable
andere strukturierte Schuldverschreibungen — *Nicht anwendbar*
(set forth details in full here (including fall back provisions, if applicable and the relevant reference date is not available))
(Einzelheiten einfügen (einschließlich Ausweichbestimmungen, wenn anwendbar und der maßgebliche Referenzsatz nicht verfügbar ist))

Day Count Fraction
Zinstagequotient

☐ Actual/Actual (ICMA)

☐ Actual/Actual (ISDA) (Actual/365)

☐ Actual/365 (Fixed)

☒ Actual/360

☐ 30/360 or 360/360 (Bond Basis)

☐ 30E/360 (Eurobond Basis)

☐ Other
Anderer

PAYMENTS (§ 4)
ZAHLUNGEN (§ 4)

Payment Business Day
Zahlungstag

Relevant Financial Centres *Relevante Finanzzentren*	Clearing System and TARGET *Clearing System und TARGET*

REDEMPTION (§ 5)
RÜCKZAHLUNG (§ 5)

Final Redemption
Rückzahlung bei Endfälligkeit

☒ **Notes other than Instalment, Dual Currency, Index-linked, Credit-linked or Structured Notes**
Schuldverschreibungen außer Raten-, Doppelwährungs-, Indexierte-, Credit linked- oder Strukturierte-Schuldverschreibungen

☒ Maturity Date *Fälligkeitstag*	09 October 2007 *09. Oktober 2007*

☐ Redemption Month
Rückzahlungsmonat

☐ Final Redemption Amount
Rückzahlungsbetrag

☒ Principal amount
Nennbetrag

☐ Final Redemption Amount (per specified denomination)
Rückzahlungsbetrag (für jede festgelegte Stückelung)

☐ **Instalment Notes**
Raten-Schuldverschreibungen
Instalment Date(s)
Ratenzahlungstermin (e)

Instalment Amount(s)
Rate(n)

Early Redemption
Vorzeitige Rückzahlung

Optional Redemption for Taxation Reasons ***Option zur vorzeitigen Rückzahlung aus steuerlichen Gründen***	Yes *Ja*
Early Redemption at the Option of the Issuer ***Vorzeitige Rückzahlung nach Wahl der Emittentin***	No *Nein*

Minimum Redemption Amount
Mindestrückzahlungsbetrag

Higher Redemption Amount
Höherer Rückzahlungsbetrag

Call Redemption Date(s)
Wahlrückzahlungstag (Call)

Call Redemption Amount(s)
Wahlrückzahlungsbetrag (Call)

Minimum Notice to Holders
Mindestkündigungsfrist

Maximum Notice to Holders
Höchstkündigungsfrist

Early Redemption at the Option of a Holder ***Vorzeitige Rückzahlung nach Wahl des Gläubigers***	No *Nein*

Put Redemption Date(s)
Wahlrückzahlungstag(e) (Put)

Put Redemption Amount(s)
Wahlrückzahlungsbetrag/-beträge (Put)

Minimum Notice to Issuer
Mindestkündigungsfrist

Maximum Notice to Issuer (never more than 60 days)
Höchstkündigungsfrist (nie mehr als 60 Tage)

Early Redemption Amount ***Vorzeitiger Rückzahlungsbetrag***	No *Nein*

Zero Coupon Notes:
Nullkupon-Schuldverschreibungen:

Reference Price
Referenzpreis

Redemption of Notes other than Zero Coupon, Fixed Rate, Floating Rate and Instalment Notes	Not applicable
Rückzahlung von Schuldverschreibungen, die weder Nullkupon-, festverzinsliche, variabel verzinsliche noch Raten-Schuldverschreibungen sind	*Nicht anwendbar*

☐ **Dual Currency Notes**
Doppelwährungs-Schuldverschreibungen
(set forth details in full here (including exchange rate(s) or basis for calculating exchange rate(s) to determine principal/fall-back provisions))
(Einzelheiten einfügen (einschließlich Wechselkurs(e) oder Grundlage für die Berechnung des/der Wechselkurs(e) zur Bestimmung von Kapitalbeträgen/Ausweichbestimmungen))

☐ **Index-linked Notes**
Indexierte Schuldverschreibungen
(set forth details in full here)
(Einzelheiten einfügen)

☐ **Credit-linked Notes**
Credit-linked Schuldverschreibungen
(set forth details in full here)
(Einzelheiten einfügen)

☐ **other structured Notes**
andere strukturierte Schuldverschreibungen
(set forth details in full here)
(Einzelheiten einfügen)

FISCAL AGENT AND PAYING AGENT (§ 6)
EMISSIONSSTELLE UND ZAHLSTELLE (§ 6)

Paying Agents
Zahlstellen

☒ Fiscal Agent *Emissionsstelle*	Hypothekenbank in Essen AG Gildehofstraße 1 D-45127 Essen
☒ Additional Paying Agent/specified office *Zahlstelle/bezeichnete Geschäftsstelle*	Hypothekenbank in Essen AG Gildehofstraße 1 D-45127 Essen
☒ Calculation Agent *Berechnungsstelle*	Hypothekenbank in Essen AG Gildehofstraße 1 D-45127 Essen

☒ Yes
Ja

☐ No
Nein

☐ Required location (specify)
Vorgeschriebenen Ort (angeben)

NOTICES (§ 12)
MITTEILUNGEN (§ 12)

Place and medium of publication
Ort und Medium der Bekanntmachung

Publication in printed form
Bekanntmachung in gedruckter Form

☐ London (Financial Times)
London (Financial Times)

☐ Luxembourg (d'Wort)
Luxemburg (d'Wort)

☒ Germany (Börsen-Zeitung)
Deutschland (Börsen-Zeitung)

☐ Other (specify)
Sonstige (angeben)

Publication on the website of the stock exchange
Bekanntmachung auf der Website der Börse

Stock Exchange
Börse

Internet Address
Internetadresse

Governing law ***Anwendbares Recht***	**German Law** ***Deutsches Recht***

PART I. B. PARTICIPATION CERTIFICATES — **Not applicable**
TEIL I. B. GENUSSSCHEINE — ***Nicht anwendbar***

Issuer — **Hypothekenbank in Essen Aktiengesellschaft**
Emittentin

Form of Conditions
Form der Bedingungen

☐ Long-Form
Nicht-konsolidierte Bedingungen

☐ Integrated
Konsolidierte Bedingungen

Language of Conditions
Sprache der Bedingungen

☐ German only
ausschließlich Deutsch

☐ English only
ausschließlich Englisch

☐ English and German (English controlling)
Englisch und Deutsch (englischer Text maßgeblich)

☐ German and English (German controlling)
Deutsch und Englisch (deutscher Text maßgeblich)

Issue, Principal Amount (§ 1)
Begebung, Nennbetrag (§ 1)

Aggregate Principal Amount
Gesammtnennbetrag

Date of general meeting
Datum der Hauptversammlung

Number of Participation Certificates
Anzahl der Stücke

Principal amount
Nennbetrag

Distributions (§ 2)
Ausschüttung (§ 2)

☐ Fixed Rate Participation Certificates
festverzinsliche Genussscheine

Rate of interest
Zinssatz

Interest Commencement Date
Verzinsungsbeginn

☐ Floating Rate Participation Certificates
variabel verzinsliche Genussscheine

Interest Commencement Date
Verzinsungsbeginn

Reference Dates
Referenztermine

Margin
Marge

Euribor Rate [three/six/nine/twelve month]
Euribor-Satz [drei/sechs/neun/zwölf Monate]

Screen Page
Bildschirmseite

Distribution Date(s)
Ausschüttungstag(e)

First Distribution Date
Erster Ausschüttungstag

Term, Termination by the Issuer (§ 6)
Laufzeit, Kündigung (§ 6)

End of term
Laufzeitende

Repayment Date
Rückzahlungstag

Interest Rate applicable to the Final Interest Period
Zinssatz für die abschließende Zinsperiode

☐ Distribution rate
Ausschüttungszinssatz

☐ Other (specify)
Sonstige (angeben)

Termination
Kündigung

Call Date
Ankündigungstermin

Date of Termination
Kündigungstermin

PART I. C.: GLOBAL PFANDBRIEFE **Not applicable**
TEIL I. C.: GLOBALPFANDBRIEFE ***Nicht anwendbar***

Issuer **Hypothekenbank in Essen Aktiengesellschaft**
Emittentin

General Provisions (§ 1)
Allgemeine Bestimmungen (§ 1)

☐ [Global] Mortgage Pfandbriefe
[Global] Hypothekenpfandbriefe

☐ [Global] Public-Sector Pfandbriefe
[Global] Öffentliche Pfandbriefe

Aggregate Principal Amount
Gesamtnennbetrag

Number of Notes
Anzahl der Stücke

Principal Amount
Nennbetrag

Number of Notes to be issued in the Principal Amount
Anzahl der im Nennbetragauszugebenden Schuldverschreibungen

Custodian for The Depository Trust Company
Verwahrer für The Depository Trust Company

☐ J. P. Morgan Trust Company, National Association

☐ Other (specify)
Anderer (angeben)

Currency
Währung

☐ EUR

☐ USD

Interest (§ 2)
Zinsen (§ 2)

Rate of interest
Zinssatz

Interest Commencement Date
Verzinsungsbeginn

Fixed Interest Payment Date(s)
Festzinstermin(e)

First Interest Payment Date
Erster Festzinstermin

Initial Broken Amount
Anfänglicher Bruchteilzinsbetrag

Fixed Interest Date preceding the Maturity Date
Festzinstermin, der dem Fälligkeitstag vorangeht

Final Broken Amount
Abschließender Bruchteilzinsbetrag

Day Count Fraction
Zinstagequotient

☐ Actual/Actual (Actual/365)

☐ 30/360

Repayment (§ 3)
Rückzahlung (§ 3)

Specified Maturity Date
Festgelegter Endfälligkeitstag

Payments (§ 4)
Zahlungen (§ 4)

Frankfurt Business Day
Frankfurter Geschäftstag

☐ TARGET

Registrar and Paying Agents (§ 8)
Die Registrierungsstelle und die Zahlstellen (§ 8)

Paying Agent
Zahlstelle

☐ BNP Paribas Securities Services Luxembourg Branch

☐ Hypothekenbank in Essen AG

☐ J. P. Morgan Trust Company, National Association

☐ Other (specify)
Andere (angeben)

Notices (§ 9)
Bekanntmachungen (§ 9)

☐ d'Wort

PART II. OTHER INFORMATION
TEIL II. ZUSÄTZLICHE INFORMATIONEN

Specific Risk Factors
Spezielle Risikofaktoren

Interest of natural and legal persons involved in the issue/offer
Interessen von Seiten natürlicher und juristischer Personen, die an der Emission/dem Angebot beteiligt sind

☒ Save as discussed in the Prospectus under "Interest of Natural and Legal Persons involved in the Issue/Offer", so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.
Mit Ausnahme der im Prospekt im Abschnitt "Interest of Natural and Legal Persons involved in the Issue/Offer" angesprochenen Interessen bestehen bei den an der Emission beteiligten Personen nach Kenntnis der Emittentin keine Interessen, die für das Angebot bedeutsam sind.

☐ Other interest (specify)
Andere Interessen (angeben)

Reasons for the offer	See "Use of Proceeds" in the Prospectus
Gründe für das Angebot	*Siehe „Use of Proceeds" im Prospekt*
Estimated net proceeds *Geschätzter Nettobetrag der Erträge*	EUR 49,998,500 *EUR 49.998.500*
Estimated total expenses of the issue *Geschätzte Gesamtkosten der Emission*	EUR 800 *EUR 800*

Eurosystem eligibility
EZB-Fähigkeit

Intended to be held in a manner which would allow Eurosystem eligibility

Soll in EZB-fähiger Weise gehalten werden

Securities Identification Numbers
Wertpapier-Kenn-Nummern

☒ Common Code *Common Code*	027051553 *027051553*
☒ ISIN Code *ISIN Code*	DE000HBE1LR3 *DE000HBE1LR3*
☒ German Securities Code *Wertpapier-Kenn-Nummer (WKN)*	HBE1LR *HBE1LR*
☐ Any other securities number *Sonstige Wertpapier-Kenn-Nummer*	

Yield
Rendite

Yield *Rendite*	Not applicable *Nicht anwendbar*
Method of calculating the yield *Berechnungsmethode der Rendite*	

☐ ICMA method: The ICMA method determines the effective interest rate of notes taking into account accrued interest on a daily basis
ICMA Methode: Die ICMA Methode ermittelt die Effektivverzinsung von Schuldverschreibungen unter Berücksichtigung der täglichen Stückzinsen

☐ Other method (specify)
Andere Methode (angeben)

☒ **Historic Interest Rates**
Zinssätze der Vergangenheit

Details of historic EURIBOR rates can be obtained from Telerate.
Einzelheiten der Entwicklung der EURIBOR Sätze in der Vergangenheit können abgerufen werden unter Telerate.

☐ Details relating to the Performance of the [Index][Formula][other variable].
Einzelheiten hinsichtlich der Entwicklung des [Index][der Formel][einer anderen Variablen]

Name of index *Bezeichnung des Index*	Not applicable *Nicht anwendbar*

Description of index / Details of where information about index can be obtained
Indexbeschreibung / Angaben, wo Informationen zum Index zu finden sind

Description of interest rate
Beschreibung des Zinssatzes

Other equivalent information regarding the underlying (including, in the case of a basket of underlyings, a disclosure of the relevant weightings of each underlying in the basket)
Sonstige gleichwertigen Informationen bezüglich des Basiswertes (einschließlich, im Falle eines Korbs von Basiswerten, die Angabe der entsprechenden Gewichtungen jedes einzelnen Basiswertes im Korb)

Comprehensive explanation of how the value of the investment is affected by the underlying and the circumstances when risks are most evident
Umfassende Erläuterung darüber, wie der Wert der Anlage durch den Wert des Basiswerts beeinflusst wird, insb. in den Fällen, in denen die Risiken offensichtlich sind

Market disruption or settlement disruption events that may affect the underlying
Markt- oder Abwicklungsstörungen, die den Basiswert beeinflussen

Adjustment rules with relation to events concerning the underlying
Anpassungsvorschriften in Bezug auf Ereignisse, die den Basiswert betreffen

☐ **Details relating to the Performance of Rate(s) of Exchange and Explanation of Effect on Value of Investment**
Einzelheiten der Entwicklung des bzw. der Wechselkurse und Erläuterung der Auswirkungen auf den Wert der Anlage

Not applicable
Nicht anwendbar

Selling Restrictions
Verkaufsbeschränkungen

☒ The Selling Restrictions set out in the Prospectus shall apply.
Es gelten die im Prospekt wiedergegebenen Verkaufsbeschränkungen.

☒ TEFRA C
TEFRA C

☐ TEFRA D
TEFRA D

☐ Neither TEFRA C nor TEFRA D
Weder TEFRA C noch TEFRA D

☐ Additional Selling Restrictions (specify)
Zusätzliche Verkaufsbeschränkungen (angeben)

Taxation
Besteuerung

Information on taxes on the income from the Notes withheld at source in respect of countries where the offer is being made or admission to trading is being sought.
Informationen über die an der Quelle einbehaltene Steuer auf Schuldverschreibungen hinsichtlich der Länder in denen das Angebot unterbreitet oder die Zulassung zum Handel beantragt wird.

none
keine

Restrictions on the free transferability of the Notes
Beschränkungen der freien Übertragbarkeit der Wertpapiere

none
keine

TERMS AND CONDITIONS OF THE OFFER
BEDINGUNGEN UND KONDITIONEN DES ANGEBOTS

Conditions, offer statistics, plan of distribution and allotment, pricing
Bedingungen, Angebotstatistik, Vertriebs- und Zuteilungsplan, Preisfestsetzung

none
keine

Conditions to which the offer is subject
Bedingungen, denen das Angebot unterliegt

none
keine

Time period, including any possible amendments, during which the offer will be open
Frist – einschließlich etwaiger Änderungen – während der das Angebot vorliegt

☒ Not applicable
Nicht anwendbar

☐ Specify Details
Einzelheiten einfügen

Description of the application process
Beschreibung des Prozesses für die Umsetzung des Angebots

☒ Not applicable
Nicht anwendbar

☐ Specify Details
Einzelheiten einfügen

A description of the possibility to reduce subscriptions and the manner for refunding excess amount paid by applicants
Beschreibung der Möglichkeit zur Reduzierung der Zeichnungen und der Art und Weise der Erstattung des zu viel gezahlten Betrags an die Zeichner

☒ Not applicable
Nicht anwendbar

☐ Specify Details
Einzelheiten einfügen

Details of the minimum and/or maximum amount of application, (whether in number of notes or aggregate amount to invest)
Einzelheiten zum Mindest- und/oder Höchstbetrag der Zeichnung (entweder in Form der Anzahl der Schuldverschreibungen oder des aggregierten zu investierenden Betrags)

☒ Not applicable
Nicht anwendbar

☐ Specify Details
Einzelheiten einfügen

Method and time limits for paying up the notes and for delivery of the notes
Methode und Fristen für die Ratenzahlung der Wertpapiere und ihre Lieferung

☒ Not applicable
Nicht anwendbar

☐ Specify Details
Einzelheiten einfügen

Manner and date in which results of the offer are to be made public
Art und Weise sowie Termin, auf die bzw. an dem die Ergebnisse des Angebots zu veröffentlichen sind

☒ Not applicable
Nicht anwendbar

☐ Specify Details
Einzelheiten einfügen

The procedure for the exercise of any right of pre-emption, the negotiability of subscription rights and the treatment of subscription rights not exercised.
Verfahren für die Ausübung eines etwaigen Vorzugsrechts, die Marktfähigkeit der Zeichnungsrechte und die Behandlung der nicht ausgeübten Zeichnungsrechte

☒ Not applicable
Nicht anwendbar

☐ Specify Details
Einzelheiten einfügen

Various categories of potential investors to which the notes are offered
Angabe der verschiedenen Kategorien der potentiellen Investoren, denen die Schuldverschreibungen angeboten werden

☒ Not applicable
Nicht anwendbar

☐ Specify Details
Einzelheiten einfügen

Process for notification to applicants of the amount allotted and indication whether dealing may begin before notification is made
Verfahren zur Meldung des den Zeichnern zugeteilten Betrags und Angabe, ob eine Aufnahme des Handels vor dem Meldeverfahren möglich ist

☒ Not applicable
Nicht anwendbar

☐ Specify Details
Einzelheiten einfügen

Expected price at which the notes will be offered / method of determining the price and the process for its disclosure and amount of any expenses and taxes specifically charged to the subscriber or purchaser.
Kurs, zu dem die Schuldverschreibungen angeboten werden / Methode, mittels deren der Angebotskurs festgelegt wird und Angaben zum Verfahren für die Offenlegung sowie der Kosten und Steuern, die speziell dem Zeichner oder Käufer in Rechnung gestellt werden.

☒ Not applicable
Nicht anwendbar

☐ Specify Details
Einzelheiten einfügen

Placing and Underwriting
Platzierung und Übernahme

Name and address of the co-ordinator(s) of the global offer and of single parts of the offer and, to the extent known to the Issuer or the offeror, of the placers in the various countries where the offer takes place.
Name und Anschrift des Koordinators/der Koordinatoren des globalen Angebots oder einzelner Teile des Angebots und – sofern dem Emittenten oder dem Bieter bekannt – Angaben zu den Plazierern in den einzelnen Ländern des Angebots.

☒ Not applicable
Nicht anwendbar

☐ Specify Details
Einzelheiten einfügen

Method of distribution
Vertriebsmethode

☒ Non-syndicated
Nicht syndiziert

☐ Syndicated
Syndiziert

Subscription Agreement
Übernahmevertrag

Date of Subscription Agreement
Datum des Subscription Agreements

General Features of the Subscription Agreement
Hauptmerkmale des Übernahmevertrags

Management Details including form of commitment
Einzelheiten bezüglich des Bankenkonsortiums einschließlich der Art der Übernahme

Dealer (specify name and address) *Plazeur (Name und Adresse angeben)*	DZ BANK AG Deutsche Zentral-Genossen-schaftsbank, Frankfurt am Main Platz der Republik D-60265 Frankfurt am Main

☒ firm commitment
feste Zusage

☐ no firm commitment/best efforts arrangements
keine feste Zusage/zu den bestmöglichen Bedingungen

Commissions
Provisionen

Management/Underwriting Commission (specify) *Management- und Übernahmeprovision (angeben)*	Not Applicable *Nicht anwendbar*
Selling Concession (specify) *Verkaufsprovision (angeben)*	Not Applicable *Nicht anwendbar*
Listing Commission *Börsenzulassungprovision*	Not Applicable *Nicht anwendbar*
Other (specify) *Andere (angeben)*	Not Applicable *Nicht Anwendbar*
Stabilising Dealer(s)/Manager(s) ***Kursstabilisierender Dealer/Manager***	Not Applicable Nicht Anwendbar
Subscription Agreement ***Übernahmevertrag***	Not Applicable *Nicht Anwendbar*

- Date of subscription agreement
  Datum des Übernahmevertrags
- General features of the subscription agreement (including the quotas)
  Angabe der Hauptmerkmale des Übernahmevertrags (einschließlich der Quoten)

Listing(s) ***Börsenzulassung(en)***	Yes *Ja*

☐ Luxembourg
Luxemburg

☐ Regulated Market

☐ Euro MTF

☒ Düsseldorf

☐ Other (insert details)
Sonstige (Einzelheiten einfügen)

Date of admission ***Datum der Zulassung***	has been applied for *ist beantragt*
Estimate of the total expenses related to admission to trading ***Geschätzte Gesamtkosten für die Zulassung zum Handel***	EUR 800 *EUR 800*

All regulated markets or equivalent markets on which, to the knowledge of the Issuer, notes of the same class (Series) of the Notes to be offered or admitted to trading are already admitted to trading
Angabe sämtlicher geregelter oder gleichwertiger Märkte, auf denen nach Kenntnis der Emittentin Schuldverschreibungen der gleichen Wertpapierkategorie (Serie), die zum Handel angeboten oder zugelassen werden sollen, bereits zum Handel zugelassen sind

☐ Luxembourg
Luxemburg

☐ Düsseldorf

☐ Other (insert details)
Andere (Einzelheiten einfügen)

Name and address of the entities which have a firm commitment to act as intermediaries in secondary trading, providing liquidity through bid and offer rates and description of the main terms of their commitment

Name und Anschrift der Institute, die aufgrund einer festen Zusage als Intermediäre im Sekundärhandel tätig sind und Liquidität mittels Geld- und Briefkursen erwirtschaften, und Beschreibung der Hauptbedingungen der Zusagevereinbarung

☒ Not applicable
Nicht anwendbar

Rating ***Rating***	has been applied for *ist beantragt*
Other relevant terms and conditions (specify) ***Andere relevante Bestimmungen (einfügen)***	
Listing: ***Börsenzulassung:***	Düsseldorf *Düsseldorf*

The above Final Terms comprise the details required to list this issue of Notes pursuant to the € 30,000,000,000 Essen Hyp Debt Issuance Programme of Hypothekenbank in Essen Aktiengesellschaft (as from 18 October 2006).
Die vorstehenden Endgültigen Bedingungen enthalten die Angaben, die für die Börsennotierung dieser Emission von Schuldverschreibungen unter dem € 30.000.000.000 Essen Hyp Debt Issuance Programme der Hypothekenbank in Essen Aktiengesellschaft (ab dem 18. Oktober 2006) erforderlich sind.

Responsibility
Verantwortlichkeit

The Issuer accepts responsibility for the information contained in these Final Terms as set out in the section "Responsibility Statement" on page 3 of the Prospectus, provided that, with respect to any information included herein and specified to be sourced from a third party (i) the Issuer confirms that any such information has been accurately reproduced and as far as the Issuer is aware and is able to ascertain from information available to it from such third party, no facts have been omitted, the omission of which would render the reproduced information inaccurate or misleading and (ii) the Issuer has not independently verified any such information and accepts no responsibility for the accuracy thereof.
Die Emittentin übernimmt die Verantwortung für die in diesen Endgültigen Bedingungen enthaltenen Informationen wie im Abschnitt "Responsibility Statement" auf Seite 3 des Prospekts bestimmt. Hinsichtlich der hierin enthaltenen und als solche gekennzeichneten Informationen von Seiten Dritter gilt Folgendes: (i) Die Emittentin bestätigt, dass diese Informationen zutreffend wiedergegeben worden sind und – soweit es der Emittentin bekannt ist und sie aus den von diesen Dritten zur Verfügung gestellten Informationen ableiten konnte – keine Fakten weggelassen wurden, deren Fehlen die reproduzierten Informationen unzutreffend oder irreführend gestalten würden; (ii) die Emittentin hat diese Informationen nicht selbständig überprüft und übernimmt keine Verantwortung für ihre Richtigkeit.

Hypothekenbank in Essen Aktiengesellschaft

____

[Name & title of signatory]
[Name und Titel des Unterzeichnenden]

16 October 2006
16. Oktober 2006

Final Terms
Endgültige Bedingungen

Euro 100,000,000 Floating Rate Public Pfandbriefe due 2012
Euro 100.000.000 variabel verzinsliche Öffentliche Pfandbriefe fällig 2012

to be consolidated and form a single series with the Euro 100,000,000 Floating Rate Public Pfandbriefe due 2012 issued on 23 March 2005 and increased on 2 May 2005 by Euro 50,000,000
die mit den am 23. März 2005 emittierten Euro 100.000.000 variabel verzinslichen Öffentlichen Pfandbriefen fällig 2012, aufgestockt am 2. Mai 2005 um Euro 50.000.000, konsolidiert werden und eine einheitliche Serie bilden

issued pursuant to the
begeben aufgrund des

Euro 30,000,000,000
Essen Hyp Debt Issuance Programme

dated 28 April 2006
datiert 28. April 2006

of
der

Hypothekenbank in Essen Aktiengesellschaft

Issue Price: 100.077 per cent. plus accrued interest for the period from (and including) 25 June 2006 to (but excluding) October 18, 2006
Ausgabepreis: 100,077 % zuzüglich aufgelaufener Zinsen für den Zeitraum vom 25. Juni 2006 (einschliesslich) bis zum 18. Oktober 2006 (ausschliesslich)

Issue Date: 18 October 2006
Tag der Begebung: 18. Oktober 2006

Series No: HBE0BZ
Serien Nr.: HBE0BZ

These are the Final Terms of an issue of Notes (which term, where applicable, shall include Pfandbriefe) under the euro 30,000,000,000 Debt Issuance Programme of Hypothekenbank in Essen Aktiengesellschaft (the "Programme"). Full information on Hypothekenbank in Essen Aktiengesellschaft and the offer of the Notes is only available on the basis of the combination of the Debt Issuance Programme Prospectus pertaining to the Programme dated 28 April 2006 (the "**Prospectus**") and these Final Terms. The Prospectus and any supplement thereto is available for viewing in electronic form at the website of the Luxembourg Stock Exchange (www.bourse.lu) and at the website of Hypothekenbank in Essen Aktiengesellschaft (www.essenhyp.com/en/bonds_notes/securities_prospectus.php) and copies may be obtained from Hypothekenbank in Essen Aktiengesellschaft, Transaction Banking, Gildehofstrasse 1, D-45127 Essen, Federal Republic of Germany.

*Dies sind die Endgültigen Bedingungen einer Emission von Schuldverschreibungen (dieser Begriff schließt an geeigneter Stelle Pfandbriefe ein) unter dem Euro 30.000.000.000 Debt Issuance Programm der Hypothekenbank in Essen Aktiengesellschaft (das „Programm"). Vollständige Informationen über die Hypotheken Bank in Essen Aktiengesellschaft und das Angebot der Schuldverscheibungen sind nur verfügbar, wenn die Endgültigen Bedingungen und der Basisprospekt vom 28. April 2006 über das Programm (der „**Prospekt**") zusammengenommen werden. Der Prospekt sowie jeder Nachtrag können in elektronischer Form auf der Internetseite der Luxembourg Stock*

Exchange (www.bourse.lu) und der Internetseite der Hypothekenbank in Essen Aktiengesellschaft (www. essenhyp. com/en/bonds_notes/securities_prospectus.php) eingesehen werden. Kopien sind erhältlich unter folgender Adresse: Hypothekenbank in Essen Aktiengesellschaft, Marktfolge Treasury, Gildehofstraße 1, D-45127 Essen, Bundesrepublik Deutschland.

I. TERMS AND CONDITIONS
I. EMISSIONSBEDINGUNGEN

This Part I of the Final Terms is to be read in conjunction with the Terms and Conditions of the Notes (the "Terms and Conditions") set forth in the Information Memorandum dated May 7, 2004. Capitalised terms not otherwise defined herein shall have the meanings specified in the Terms and Conditions.

All references in this part of the Final Terms to numbered Articles and sections are to Articles and sections of the Terms and Conditions.

All provisions in the Terms and Conditions corresponding to items in these Final Terms which are either not selected or completed or which are deleted shall be deemed to be deleted from the terms and conditions applicable to the Notes (the "Conditions").

Dieser Teil I der Endgültigen Bedingungen ist in Verbindung mit den Emissionsbedingungen der Schuldverschreibungen (die "Emissionsbedingungen") zu lesen, die im Information Memorandum vom 7. Mai 2004 enthalten sind. Begriffe, die in den Emissionsbedingungen definiert sind, haben, falls die Endgültigen Bedingungen nicht etwas anderes bestimmen, die gleiche Bedeutung, wenn sie in diesen Endgültigen Bedingungen verwendet werden.

Bezugnahmen in diesem Teil der Endgültigen Bedingungen auf Paragraphen und Absätze beziehen sich auf die Paragraphen und Absätze der Emissionsbedingungen.

Sämtliche Bestimmungen der Emissionsbedingungen, die sich auf Variablen dieser Endgültigen Bedingungen beziehen und die weder angekreuzt noch ausgefüllt werden oder die gestrichen werden, gelten als in den auf die Schuldverschreibungen anwendbaren Emissionsbedingungen (die "Bedingungen") gestrichen.

PART I.A. Notes other than Participation Certificates
TEIL I.A. Schuldverschreibungen, die keine Genußscheine sind

Issuer ***Emittentin***	**Hypothekenbank in Essen Aktiengesellschaft**

Form of Conditions
Form der Bedingungen

☒ Long-Form
Nicht-konsolidierte Bedingungen

☐ Integrated
Konsolidierte Bedingungen

Language of Conditions
Sprache der Bedingungen

☐ German only
ausschließlich Deutsch

☒ English only
ausschließlich Englisch

☐ English and German (English controlling)
Englisch und Deutsch (englischer Text maßgeblich)

☐ German and English (German controlling)
Deutsch und Englisch (deutscher Text maßgeblich)

Currency, Denomination, Form, Certain Definitions (§ 1)
Währung, Stückelung, Form, Definitionen (§ 1)

Currency and Denomination
Währung und Stückelung

Specified Currency *Festgelegte Währung*	Euro *Euro*
Aggregate Principal Amount *Gesamtnennbetrag*	Euro 100,000,000 *Euro 100.000.000*
Specified Denomination(s) *Festgelegte Stückelung/Stückelungen*	Euro 10,000 *Euro 10.000*
Number of Notes to be issued in each Specified Denomination *Anzahl der in jeder festgelegten Stückelung auszugebenden Schuldverschreibungen*	10,000 *10.000*
Minimum Transfer Amount *Mindestnennbetrag für Übertragungen*	

Form
Form

☐ **Notes**
Schuldverschreibungen

☒ **Pfandbriefe**

- ☐ Mortgage Pfandbriefe
  Hypothekenpfandbriefe

- ☒ Public-Sector Pfandbriefe
  Öffentliche Pfandbriefe

New Global Note ***New Global Note***	**No** ***Nein***

☒ **TEFRA C**
TEFRA C

- ☒ Permanent Global Note
  Dauerglobalurkunde

- ☐ Temporary Global Note exchangeable for:
  Vorläufige Globalurkunde austauschbar gegen:

☐ Definitive Notes
Einzelurkunden

☐ **TEFRA D**
TEFRA D

Temporary Global Note exchangeable for:
Vorläufige Globalurkunde austauschbar gegen:

☐ Permanent Global Note
Dauerglobalurkunde

☐ Definitive Notes
Einzelurkunden

☐ **Neither TEFRA D nor TEFRA C**
Weder TEFRA D noch TEFRA C

☐ Permanent Global Note
Dauerglobalurkunde

☐ Temporary Global Note exchangeable for:
Vorläufige Globalurkunde austauschbar gegen:

☐ Definitive Notes
Einzelurkunden

Definitive Notes **No**
Einzelurkunden ***Nein***

☐ Coupons
Zinsscheine

☐ Talons
Talons

☐ Receipts
Rückzahlungsscheine

Certain Definitions
Definitionen

Clearing System

☒ Clearstream Banking AG
Neue Börsenstraße 1
D-60487 Frankfurt am Main

☐ Euroclear Bank S.A./N.V. (Euroclear Operator)
1 Boulevard du Roi Albert II
B-1210 Brussels

☐ Clearstream Banking, société anonyme
42 Avenue JF Kennedy
L-1855 Luxembourg

STATUS (§ 2)
STATUS (§ 2)

☒ Unsubordinated
Nicht-nachrangig

☐ Subordinated
Nachrangig

INTEREST (§ 3)
ZINSEN (§ 3)

☐ **Fixed Rate Notes**
Festverzinsliche Schuldverschreibungen

Rate of Interest and Interest Payment Dates
Zinssatz und Zinszahlungstage

Interest Commencement Date
Verzinsungsbeginn

Rate of Interest
Zinssatz

fixed Interest Payment Date(s)
feste(r) Zinszahlungstag(e)

First Interest Payment Date
Erster Zinszahlungstag

Initial Broken Amount(s) (per specified denomination)
Anfängliche(r) Bruchteilzinsbetrag(-beträge)(für jede festgelegte Stückelung)

Fixed Interest Date preceding the Maturity Date
Festzinstermin, der dem Fälligkeitstag vorangeht

Final Broken Amount(s) (per specified denomination)
Abschließende(r) Bruchteilzinsbetrag(-beträge) (für jede festgelegte Stückelung)

☒ **Floating Rate Notes**
Variabel verzinsliche Schuldverschreibungen
Interest Payment Dates
Zinszahlungstage

Interest Commencement Date *Verzinsungsbeginn*	25 June 2006
Specified Interest Payment Dates *Festgelegte Zinszahlungstage*	Specified Interest Payment Dates shall be June 25 and December 25 each year from and including June 25, 2005 up to and including the Maturity Date, subject to adjustment in accordance with the Business Day Convention specified below.

	Specified Interest Period(s) *Festgelegte Zinsperiode(n)*	6 months
	Business Day Convention ***Geschäftstagskonvention***	
☒	Modified Following Business Day Convention *Modifizierte folgender Geschäftstag-Konvention*	
☐	FRN Convention (specify period(s) *FRN Konvention (Zeitraum angeben)*	[ ] [months/other specify] *[ ] [Monate/andere angeben]*
☐	Following Business Day Convention *Folgender Geschäftstag-Konvention*	
☐	Preceding Business Day Convention *Vorangegangener Geschäftstag-Konvention*	
	Relevant Financial Centres ***Relevante Finanzzentren***	TARGET
	Rate of Interest ***Zinssatz***	
☒	Screen Rate Determination *Bildschirmfeststellung*	
☒	EURIBOR (Brussels time/TARGET Business Day/Interbank Market in the euro-zone) *EURIBOR (Brüsseler Ortszeit/TARGET Geschäftstag/Interbanken-Markt in der Euro-Zone)*	
	Screen page *Bildschirmseite*	Telerate Page 248
☐	LIBOR (London time/London Business Day London Interbank Market) *LIBOR (Londoner Ortszeit/Londoner Geschäftstag/Londoner Interbanken-Markt)*	
	Screen page *Bildschirmseite*	[ ]
☐	Other (specify) *Sonstige (angeben)*	[ ]
	Screen page *Bildschirmseite*	[ ]
	Margin *Marge*	0 per cent. per annum *0 % per annum*
☐	plus *plus*	
☐	minus *minus*	

Interest Determination Date
Zinsfestlegungstag

☒	second Business Day prior to commencement of Interest Period *zweiter Geschäftstag vor Beginn der jeweiligen Zinsperiode*	
☐	first day of each Interest Period *erster Tag der jeweiligen Zinsperiode*	
☐	other (specify) *sonstige (angeben)*	[ ]
	Reference Banks (if other than as specified in § 3(2)) (specify) *Referenzbanken (sofern abweichend von § 3 Absatz 2) (angeben)*	[ ]
☐	ISDA Determination *ISDA-Feststellung*	[specify details] *[Details einfügen]*
☐	Other Method of Determination (insert details (including Margin, Interest Determination Date, Reference Banks, fall-back provisions)) *Andere Methoden der Bestimmung (Einzelheiten angeben(einschließlich Zinsfestlegungstag, Marge, Referenzbanken, Ausweichbestimmungen)*	[ ]

Minimum and Maximum Rate of Interest
Mindest- und Höchstzinssatz

☐	Minimum Rate of Interest *Mindestzinssatz*	[ ] per cent. per annum *[ ] % per annum*
☐	Maximum Rate of Interest *Höchstzinssatz*	[ ] per cent. per annum *[ ] % per annum*

☐	**Zero Coupon Notes** ***Nullkupon-Schuldverschreibungen***	
	Accrual of Interest ***Auflaufende Zinsen***	
	Amortisation Yield *Emissionsrendite*	[ ]
☐	**Dual Currency Notes** ***Doppelwährungs-Schuldverschreibungen*** (set forth details in full here (including exchange rate(s) or basis for calculating exchange rate(s) to determine interest/fall-back provisions)) *(Einzelheiten einfügen (einschließlich Wechselkurs(e) oder Grundlage für die Berechnung des/der Wechselkurs(e) zur Bestimmung von Zinsbeträgen/Ausweichbestimmungen))*	[ ]

☐ **Partly Paid Notes** [ ]
Teileingezahlte Schuldverschreibungen
(set forth details in full here (including amount of each instalment/due dates for payment/consequences of failure to pay/interest rate))
(Einzelheiten einfügen (einschließlich Höhe der Raten/Ratenzahlungstermine/Konsequenzen bei Nicht-Zahlung/Zinssatz))

☐ **Index-linked Notes** [ ]
Indexierte Schuldverschreibungen
(set forth details in full here)
(Einzelheiten einfügen)

☐ **Instalment Notes** [ ]
Raten-Schuldverschreibungen
(set forth details in full here)
(Einzelheiten einfügen)

☐ **Credit-linked Notes**
Credit-linked Notes
(set forth details in full here)
(Einzelheiten einfügen)

☐ **Dual Currency Notes** [ ]
Doppelwährungs-Schuldverschreibungen
(set forth details in full here (including exchange rate(s) or basis for calculating exchange rate(s) to determine interest/fall-back provisions))
(Einzelheiten einfügen (einschließlich Wechselkurs(e) oder Grundlage für die Berechnung des/der Wechselkurs(e) zur Bestimmung von Zinsbeträgen/Ausweichbestimmungen))

☐ **Index-linked Notes** [ ]
Indexierte Schuldverschreibungen
(set forth details in full here)
(Einzelheiten einfügen)

☐ **Credit-linked Notes** [ ]
Credit-linked Schuldverschreibungen
(set forth details in full here)
(Einzelheiten einfügen)

☐ **other structured Notes** [ ]
andere strukturierte Schuldverschreibungen
(set forth details in full here)
(Einzelheiten einfügen)

Day Count Fraction
Zinstagequotient

☐ Actual/Actual (ICMA)

☐ Actual/Actual (ISDA) (Actual/365)

☐ Actual/365 (Fixed)

☒ Actual/360

☐ 30/360 or 360/360 (Bond Basis)

☐ 30E/360 (Eurobond Basis)

☐ Other
Anderer

PAYMENTS (§ 4)
ZAHLUNGEN (§ 4)

Payment Business Day
Zahlungstag

Relevant Financial Centre(s) (specify all) *Relevante(s) Finanzzentren(um) (alle angeben)*	TARGET *TARGET*

REDEMPTION (§ 5)
RÜCKZAHLUNG (§ 5)

Final Redemption
Rückzahlung bei Endfälligkeit

☒ **Notes other than Instalment, Dual Currency, Index-linked, Credit-linked or Structured Notes**
Schuldverschreibungen außer Raten-, Doppelwährungs-, Indexierte-, Credit linked- oder Strukturierte-Schuldverschreibungen

☒ Maturity Date *Fälligkeitstag*	25 June 2012 *25. Juni 2012*

☐ Redemption Month
Rückzahlungsmonat

Final Redemption Amount
Rückzahlungsbetrag

☒ Principal amount
Nennbetrag

☐ Final Redemption Amount (per specified denomination)
Rückzahlungsbetrag (für jede festgelegte Stückelung)

☐ **Instalment Notes**
Raten-Schuldverschreibungen

Instalment Date(s) *Ratenzahlungstermin (e)*	[ ]
Instalment Amount(s) *Rate(n)*	[ ]

Early Redemption ***Vorzeitige Rückzahlung***	
Optional Redemption for Taxation Reasons ***Option zur vorzeitigen Rückzahlung aus steuelichen Gründen***	**No** ***Nein***
Early Redemption at the Option of the Issuer ***Vorzeitige Rückzahlung nach Wahl der Emittentin***	**No** ***Nein***
Minimum Redemption Amount *Mindestrückzahlungsbetrag*	**[ ]**
Higher Redemption Amount *Höherer Rückzahlungsbetrag*	**[ ]**
Call Redemption Date(s) *Wahlrückzahlungstag(e) (Call)*	**[ ]**
Call Redemption Amount(s) *Wahlrückzahlungsbetrag/-beträge (Call)*	**[ ]**
Minimum Notice to Holders *Mindestkündigungsfrist*	**[ ]**
Maximum Notice to Holders *Höchstkündigungsfrist*	**[ ]**
Early Redemption at the Option of a Holder ***Vorzeitige Rückzahlung nach Wahl des Gläubigers***	**No** ***Nein***
Put Redemption Date(s) *Wahlrückzahlungstag(e) (Put)*	**[ ]**
Put Redemption Amount(s) *Wahlrückzahlungsbetrag/-beträge (Put)*	**[ ]**
Minimum Notice to Issuer *Mindestkündigungsfrist*	**[ ]** days ***[ ]****Tage*
Maximum Notice to Issuer (never more than 60 days) *Höchstkündigungsfrist (nie mehr als 60 Tage)*	**[ ]** days ***[ ]****Tage*
Early Redemption Amount ***Vorzeitiger Rückzahlungsbetrag***	
Zero Coupon Notes: *Nullkupon-Schuldverschreibungen:*	
Reference Price *Referenzpreis*	**[ ]**
Redemption of Notes other than Zero Coupon, Fixed Rate, Floating Rate and Instalment Notes ***Rückzahlung von Schuldverschreibungen, die weder Nullkupon-, festverzinsliche, variabel verzinsliche noch Raten-Schuldverschreibungen sind***	

☐ **Dual Currency Notes** [ ]
Doppelwährungs-Schuldverschreibungen
(set forth details in full here (including exchange rate(s) or basis for calculating exchange rate(s) to determine principal/fall-back provisions))
(Einzelheiten einfügen (einschließlich Wechselkurs(e) oder Grundlage für die Berechnung des/der Wechselkurs(e) zur Bestimmung von Kapitalbeträgen/Ausweichbestimmungen))

☐ **Index-linked Notes** [ ]
Indexierte Schuldverschreibungen
(set forth details in full here)
(Einzelheiten einfügen)

☐ **Credit-linked Notes** [ ]
Credit-linked Schuldverschreibungen
(set forth details in full here)
(Einzelheiten einfügen)

☐ **other structured Notes** [ ]
andere strukturierte Schuldverschreibungen
(set forth details in full here)
(Einzelheiten einfügen)

FISCAL AGENT AND PAYING AGENT (§ 6)
EMISSIONSSTELLE UND ZAHLSTELLE (§ 6)

Fiscal Agent — Hypothekenbank in Essen Aktiengesellschaft Gildehofstrasse 1 D-45127 Essen
Emissionsstelle

Paying Agents
Zahlstellen

☒ Fiscal Agent
Emissionsstelle

☐ Additional Paying Agent(s)/specified office(s)
Zahlstelle(n)/bezeichnete Geschäftsstelle(n)

Calculation Agent
Berechnungsstelle

☒ Yes — Hypothekenbank in Essen Gildehofstrasse 1 D-45127 Essen
Ja

☐ No
Nein

☐ Required location (specify)
Vorgeschriebenen Ort (angeben)

NOTICES (§ 10)
MITTEILUNGEN (§ 10)

Place and medium of publication
Ort und Medium der Bekanntmachung

Publication in printed form
Bekanntmachung in gedruckter Form

- ☐ London (Financial Times)
  London (Financial Times)
- ☐ Luxembourg (d'Wort)
  Luxemburg (d' Wort)
- ☒ Germany (Börsen-Zeitung)
  Deutschland (Börsen-Zeitung)
- ☐ Other (specify)
  sonstige (angeben)

Publication on the website of the stock exchange
Bekanntmachung auf der Website der Börse

Stock Exchange *Börse*	[ ]
Internet Address *Internetadresse*	[ ]

Governing Law ***Anwendbares Recht***	**German Law** ***Deutsches Recht***

PART I.B. PARTICIPATION CERTIFICATES
TEIL I.B. GENUßSCHEINE

Issuer ***Emittentin***	**Hypothekenbank in Essen Aktiengesellschaft**

Form of Conditions
Form der Bedingungen

- ☐ Long-Form
  Nicht-konsolidierte Bedingungen
- ☐ Integrated
  Konsolidierte Bedingungen

Language of Conditions
Sprache der Bedingungen

- ☐ German only
  ausschließlich Deutsch
- ☐ English only
  ausschließlich Englisch
- ☐ English and German (English controlling)
  Englisch und Deutsch (englischer Text maßgeblich)

☐ German and English (German controlling)
Deutsch und Englisch (deutscher Text maßgeblich)

Issue, Principal Amount (§ 1)
Begebung, Nennbetrag (§ 1)

Aggregate Principal Amount [ ]
Gesammtnennbetrag

Date of general meeting [ ]
Datum der Hauptversammlung

Number of Participation Certificates [ ]
Anzahl der Stücke

Principal amount [ ]
Nennbetrag

Distributions (§ 2)
Ausschüttung (§ 2)

☐ Fixed Rate Participation Certificates
festverzinsliche Genußscheine

Rate of interest [ ]
Zinssatz

Interest Commencement Date [ ]
Verzinsungsbeginn

☐ Floating Rate Participation Certificates
variabel verzinsliche Genußscheine

Interest Commencement Date [ ]
Verzinsungsbeginn

Reference Dates [ ]
Referenztermine

Margin
Marge

Euribor Rate [three/six/nine/twelve month]
Euribor-Satz [drei/sechs/neun/zwölf Monate]

Screen Page
Bildschirmseite

Distribution Date(s) [ ]
Ausschüttungstag(e)

First Distribution Date [ ]
Erster Ausschüttungstag

Term, Termination by the Issuer (§ 6)
Laufzeit, Kündigung (§ 6)

End of term *Laufzeitende*	end of fiscal year [ ] *Ende Geschäftsjahr [ ]*
Repayment Date *Rückzahlungstag*	[ ]

Interest Rate applicable to the Final Interest Period
Zinssatz für die abschließende Zinsperiode

☐ Distribution rate *Ausschüttungszinssatz*	
☐ Other (specify) *Sonstige (angeben)*	[ ]

Termination
Kündigung

Call Date *Ankündigungstermin*	[ ]
Date of Termination *Kündigungstermin*	[ ]

PART I. C.: GLOBAL PFANDBRIEFE
TEIL I. C.: GLOBALPFANDBRIEFE

Issuer ***Emittentin***	**Hypothekenbank in Essen Aktiengesellschaft**

General Provisions (§ 1)
Allgemeine Bestimmungen (§ 1)

☐ [Global] Mortgage Pfandbriefe
[Global] Hypothekenpfandbriefe

☐ [Global] Public-Sector Pfandbriefe
[Global] Öffentliche Pfandbriefe

Aggregate Principal Amount *Gesamtnennbetrag*	[ ]
Number of Notes *Anzahl der Stücke*	[ ]
Principal Amount *Nennbetrag*	[ ]
Number of Notes to be issued in the Principal Amount *Anzahl der im Nennbetragauszugebenden Schuldverschreibungen*	[ ]

Custodian for The Depository Trust Company
Verwahrer für The Depository Trust Company

☐ J. P. Morgan Trust Company, National Association

☐ Other (specify) *Anderer (angeben)*	[ ]

Currency
Währung

☐ EUR

☐ USD

Interest (§ 2)
Zinsen (§ 2)

Rate of interest *Zinssatz*	[ ] per cent. per annum *[ ]% per annum*
Interest Commencement Date *Verzinsungsbeginn*	[ ]
Fixed Interest Payment Date(s) *Festzinstermin(e)*	[ ] *[ ] in jedem Jahr*
First Interest Payment Date *Erster Festzinstermin*	[ ] in each year
Initial Broken Amount *Anfänglicher Bruchteilzinsbetrag*	[ ]
Fixed Interest Date preceding the Maturity Date *Festzinstermin, der dem Fälligkeitstag vorangeht*	[ ]
Final Broken Amount *Abschließender Bruchteilzinsbetrag*	[ ]

Day Count Fraction
Zinstagequotient

☐ Actual/Actual (Actual/365)

☐ 30/360

Repayment (§ 3)
Rückzahlung (§ 3)

Specified Maturity Date *Festgelegter Endfälligkeitstag*	[ ]

Payments (§ 4)
Zahlungen (§ 4)

Frankfurt Business Day
Frankfurter Geschäftstag

☐ TARGET

Registrar and Paying Agents (§ 8)
Die Registrierungsstelle und die Zahlstellen (§ 8)

Paying Agent
Zahlstelle

☐ BNP Paribas Securities Services Luxembourg Branch

☐ Hypothekenbank in Essen AG

☐ J. P. Morgan Trust Company, National Association

☐ Other (specify) *Andere (angeben)*	[ ]

Notices (§ 9)
Bekanntmachungen (§ 9)

☐ d'Wort

PART II. OTHER INFORMATION
TEIL II. ZUSÄTZLICHE INFORMATIONEN

[Specific Risk Factors
***Spezielle Risikofaktoren*]**

Interest of natural and legal persons involved in the issue/offer
Interessen von Seiten natürlicher und juristischer Personen, die an der Emission/dem Angebot beteiligt sind

none
keine

☐ Save as discussed in the Prospectus under "Interest of Natural and Legal Persons involved in the Issue/Offer", so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.
Mit Ausnahme der im Prospekt im Abschnitt "Interest of Natural and Legal Persons involved in the Issue/Offer" angesprochenen Interessen bestehen bei den an der Emission beteiligten Personen nach Kenntnis der Emittentin keine Interessen, die für das Angebot bedeutsam sind.

☐ Other interest (specify)
Andere Interessen (angeben)

Reasons for the offer
Gründe für das Angebot

☒ Not applicable
Nicht anwendbar

Estimated net proceeds *Geschätzter Nettobetrag der Erträge*	Euro 101,082,416.67 *Euro 101.082.416,67*
Estimated total expenses of the issue *Geschätzte Gesamtkosten der Emission*	Euro 800 *Euro 800*

Eurosystem eligibility
EZB-Fähigkeit

Intended to be held in a manner which would allow Eurosystem eligibility *Soll in EZB-fähiger Weise gehalten werden*	No *Nein*

Securities Identification Numbers
Wertpapier-Kenn-Nummern

Common Code *Common Code*	
ISIN Code *ISIN Code*	DE000HBE0BZ9
German Securities Code *Wertpapier-Kenn-Nummer (WKN)*	HBE0BZ

☐ Any other securities number
Sonstige Wertpapier-Kenn-Nummer

Yield
Rendite

Yield | Not applicable
Rendite | *Nicht anwendbar*

Method of calculating the yield
Berechnungsmethode der Rendite

☐ ICMA method: The ICMA method determines the effective interest rate of notes taking into account accrued interest on a daily basis
ICMA Methode: Die ICMA Metode ermittelt die Effektivverzinsung von Schuldverschreibungen unter Berücksichtigung der täglichen Stückzinsen

☐ Other methods (specify)
Andere Methoden (angeben)

☒ **Historic Interest Rates**
Zinssätze der Vergangenheit

Details of historic EURIBOR rates can be obtained from Telerate
Einzelheiten der Entwicklung der EURIBOR Sätze in der Vergangenheit können abgerufen werden unter Telerate

☐ Details relating to the Performance of the [Index][Formula][other variable]
Einzelheiten hinsichtlich der Entwicklung des [Index][der Formel][einer anderen Variablen]

[specify details here (including where information relating to past and future performance and volatility of the index/formula/other variable can be obatined]
[Einzelheiten hier angeben (einschließlich, wo Informationen über die verangene und künftige Weiterentwicklung sowie die Volatilität des Index/der Formel/einer anderen Variablen eingeholt werden können]

Name of index [ ]
Bezeichnung des Index

Description of index / Details of where information about index can be obtained [ ]
Indexbeschreibung / Angaben, wo Informationen zum Index zu finden sind

Description of interest rate [ ]
Beschreibung des Zinssatzes

Other equivalent information regarding the underlying (including, in the case of a basket of underlyings, a disclosure of the relevant weightings of each underlying in the basket) [ ]
Sonstige gleichwertigen Informationen bezüglich des Basiswertes (einschließlich, im Falle eines Korbs von Basiswerten, die Angabe der entsprechenden Gewichtungen jedes einzelnen Basiswertes im Korb)

Comprehensive explanation of how the value of the investment is affected by the underlying and the circumstances when risks are most evident
Umfassende Erläuterung darüber, wie der Wert der Anlage durch den Wert des Basiswerts beeinflußt wird, insb. in den Fällen, in denen die Risiken offensichtlich sind

[insert details here]

[Einzelheiten hier einfügen]

Market disruption or settlement disruption events that may affect the underlying
Markt- oder Abwicklungsstörungen, die den Basiswert beeinflussen

[insert details here]
[Einzelheiten hier einfügen]

Adjustment rules with relation to events concerning the underlying
Anpassungsvorschriften in Bezug auf Ereignisse, die den Basiswert betreffen

[insert details here]
[Einzelheiten hier einfügen]

☐ Details relating to the Performance of Rate(s) of Exchange and Explanation of Effect on Value of Investment
Einzelheiten der Entwicklung des bzw. der Wechselkurse und Erläuterung der Auswirkungen auf den Wert der Anlage

[specify details here]
[Einzelheiten hier angeben]

Selling Restrictions
Verkaufsbeschränkungen

☒ The Selling Restrictions set out in the Prospectus shall apply.
Es gelten die im Prospekt wiedergegebenen Verkaufsbeschränkungen.

☒ TEFRA C
TEFRA C

☐ TEFRA D
TEFRA D

☐ Neither TEFRA C nor TEFRA D
Weder TEFRA C noch TEFRA D

☐ Additional Selling Restrictions (specify)
Zusätzliche Verkaufsbeschränkungen (angeben)

Taxation
Besteuerung

Information on taxes on the income from the Notes withheld at source in respect of countries where the offer is being made or admission to trading is being sought.
Informationen über die an der Quelle einbehaltene Steuer auf Schuldverschreibungen hinsichtlich der Länder in denen das Angebot unterbreitet oder die Zulassung zum Handel beantragt wird.

none
keine

Restrictions on the free transferability of the Notes
Beschränkungen der freien Übertragbarkeit der Wertpapiere

none
keine

TERMS AND CONDITIONS OF THE OFFER
BEDINGUNGEN UND KONDITIONEN DES ANGEBOTS

Conditions, offer statistics, plan of distribution and allotment, pricing
Bedingungen, Angebotstatistik, Vertriebs- und Zuteilungsplan, Preisfestsetzung

Conditions to which the offer is subject
Bedingungen, denen das Angebot unterliegt

Time period, including any possible amendments, during which the offer will be open
Frist – einschließlich etwaiger Änderungen – während der das Angebot vorliegt

☒ Not applicable
Nicht anwendbar

☐ Specify Details [ ]
Einzelheiten einfügen

Description of the application process
Beschreibung des Prozesses für die Umsetzung des Angebots

☒ Not applicable
Nicht anwendbar

☐ Specify Details [ ]
Einzelheiten einfügen

A description of the possibility to reduce subscriptions and the manner for refunding excess amount paid by applicants
Beschreibung der Möglichkeit zur Reduzierung der Zeichnungen und der Art und Weise der Erstattung des zu viel gezahlten Betrags an die Zeichner

☒ Not applicable
Nicht anwendbar

☐ Specify Details [ ]
Einzelheiten einfügen

Details of the minimum and/or maximum amount of application, (whether in number of notes or aggregate amount to invest)
Einzelheiten zum Mindest- und/oder Höchstbetrag der Zeichnung (entweder in Form der Anzahl der Schuldverschreibungen oder des aggregierten zu investierenden Betrags)

☒ Not applicable
Nicht anwendbar

☐ Specify Details [ ]
Einzelheiten einfügen

Method and time limits for paying up the notes and for delivery of the notes
Methode und Fristen für die Ratenzahlung der Wertpapiere und ihre Lieferung

Manner and date in which results of the offer are to be made public
Art und Weise sowie Termin, auf die bzw. an dem die Ergebnisse des Angebots zu veröffentlichen sind

☒ Not applicable
Nicht anwendbar

☐ Specify Details [ ]
Einzelheiten einfügen

The procedure for the exercise of any right of pre-emption, the negotiability of subscription rights and the treatment of subscription rights not exercised.
Verfahren für die Ausübung eines etwaigen Vorzugsrechts, die Marktfähigkeit der Zeichnungsrechte und die Behandlung der nicht ausgeübten Zeichnungsrechte

☒ Not applicable
Nicht anwendbar

☐ Specify Details [ ]
Einzelheiten einfügen

Various categories of potential investors to which the notes are offered
Angabe der verschiedenen Kategorien der potentiellen Investoren, denen die Schuldverschreibungen angeboten werden

☒ Not applicable
Nicht anwendbar

☐ Specify Details [ ]
Einzelheiten einfügen

Process for notification to applicants of the amount allotted and indication whether dealing may begin before notification is made
Verfahren zur Meldung des den Zeichnern zugeteilten Betrags und Angabe, ob eine Aufnahme des Handels vor dem Meldeverfahren möglich ist

☒ Not applicable
Nicht anwendbar

☐ Specify Details [ ]
Einzelheiten einfügen

Expected price at which the notes will be offered / method of determining the price and the process for its disclosure and amount of any expenses and taxes specifically charged to the subscriber or purchaser.
Kurs, zu dem die Schuldverschreibungen angeboten werden / Methode, mittels deren der Angebotskurs festgelegt wird und Angaben zum Verfahren für die Offenlegung sowie der Kosten und Steuern, die speziell dem Zeichner oder Käufer in Rechnung gestellt werden.

☒ Not applicable
Nicht anwendbar

☐ Specify Details [ ]
Einzelheiten einfügen

Placing and Underwriting
Platzierung und Übernahme

Name and address of the co-ordinator(s) of the global offer and of single parts of the offer and, to the extent known to the Issuer or the offeror, of the placers in the various countries where the offer takes place.
Name und Anschrift des Koordinators/der Koordinatoren des globalen Angebots oder einzelner Teile des Angebots und – sofern dem Emittenten oder dem Bieter bekannt – Angaben zu den Plazierern in den einzelnen Ländern des Angebots.

Method of distribution
Vertriebsmethode

☒ Non-syndicated
Nicht syndiziert

☐ Syndicated
Syndiziert

Date of Subscription Agreement *Datum des Subscription Agreements*	Not applicable *Nicht anwendbar*
General Features of the Subscription Agreement*Hauptmerkmale des Übernahmevertrags*	Not applicable *Nicht anwendbar*

Management Details including form of commitment
Einzelheiten bezüglich des Bankenkonsortiums einschließlich der Art der Übernahme

Dealer / Management Group *Plazeur / Bankenkonsortiumr*	J.P. Morgan Securities Ltd. 125 London Wall GB-London EC2Y 5AJ

☒ firm commitment
feste Zusage

☐ no firm commitment/best efforts arrangements
keine feste Zusage/zu den bestmöglichen Bedingungen

Commissions ***Provisionen***	None *keine*
Management/Underwriting Commission (specify) *Management- und Übernahmeprovision (angeben)*	
Selling Concession (specify) *Verkaufsprovision (angeben)*	
Listing Commission *Börsenzulassungprovision*	[ ]
Other (specify) *Andere (angeben)*	
Stabilising Dealer/Manager ***Kursstabilisierender Dealer/Manager***	None *Keiner*
Listing(s) ***Börsenzulassung(en)***	Yes *Ja*

☐ Luxembourg
Luxemburg

- ☐ Regulated Market "*Bourse de Luxembourg*"
- ☐ Euro MTF

☒ Düsseldorf

☐ Other (insert details)
sonstige (Einzelheiten einfügen)

Date of admission ***Termin der Zulassung***	**admission requested** ***Zulassung beantragt***

Estimate of the total expenses related to admission to trading
Geschätzte Gesamtkosten für die Zulassung zum Handel

All regulated markets or equivalent markets on which, to the knowledge of the Issuer, notes of the same class (Series) of the Notes to be offered or admitted to trading are already admitted to trading
Angabe sämtlicher geregelter oder gleichwertiger Märkte, auf denen nach Kenntnis der Emittentin Schuldverschreibungen der gleichen Wertpapierkategorie (Serie), die zum Handel angeboten oder zugelassen werden sollen, bereits zum Handel zugelassen sind

☐ Luxembourg (Bourse de Luxembourg)
Luxemburg (Bourse de Luxembourg)

☒ Düsseldorf

☐ Other (insert details) [ ]
Andere (Einzelheiten einfügen)

Name and address of the entities which have a firm commitment to act as intermediaries in secondary trading, providing liquidity through bid and offer rates and description of the main terms of their commitment.
Name und Anschrift der Institute, die aufgrund einer festen Zusage als Intermediäre im Sekundärhandel tätig sind und Liquidität mittels Geld- und Briefkursen erwirtschaften, und Beschreibung der Hauptbedingungen der Zusagevereinbarung.

☒ Not applicable
Nicht anwendbar

Rating expected to be AAA from Standard & Poor's
Rating

Other relevant terms and conditions (specify)
Andere relevante Bestimmungen (einfügen)

Listing:
Börsenzulassung:

The above Final Terms comprise the details required to list this issue of Pfandbriefe pursuant to the € 30,000,000,000 Essen Hyp Debt Issuance Programme of Hypothekenbank in Essen Aktiengesellschaft (as from 18 October 2006).

Die vorstehenden Endgültigen Bedingungen enthalten die Angaben, die für die Börsennotierung dieser Emission von Pfandbriefen unter dem € 30.000.000.000 Essen Hyp Debt Issuance Programme der Hypothekenbank in Essen Aktiengesellschaft (ab dem 18. Oktober 2006) erforderlich sind.

Responsibility
Verantwortlichkeit

The Issuer accepts responsibility for the information contained in these Final Terms as set out in the section "Responsibility Statement" on page 3 of the Prospectus, provided that, with respect to any information included herein and specified to be sourced from a third party (i) the Issuer confirms that any such information has been accurately reproduced and as far as the Issuer is aware and is able to ascertain from information available to it from such third party, no facts have been omitted, the omission of which would render the reproduced information inaccurate or misleading and (ii) the Issuer has not independently verified any such information and accepts no responsibility for the accuracy thereof.

Die Emittentin übernimmt die Verantwortung für die in diesen Endgültigen Bedingungen enthaltenen Informationen wie im Abschnitt „Responsibility Statement" auf Seite 3 des Prospekts bestimmt. Hinsichtlich der hierin enthaltenen und als solche gekennzeichneten Informationen von Seiten Dritter gilt Folgendes: (i) Die Emittentin bestätigt, daß diese Informationen zutreffend wiedergegeben worden

sind und – soweit es der Emittentin bekannt ist und sie aus den von diesen Dritten zur Verfügung gestellten Informationen ableiten konnte – keine Fakten weggelassen wurden, deren Fehlen die reproduzierten Informationen unzutreffend oder irreführend gestalten würden; (ii) die Emittentin hat diese Informationen nicht selbständig überprüft und übernimmt keine Verantwortung für ihre Richtigkeit.

Hypothekenbank in Essen Aktiengesellschaft

____

18 October 2006
18. Oktober 2006

Final Terms
Endgültige Bedingungen

EUR 250,000,000 Floating Rate Public-Sector Pfandbriefe due December 2008
issued pursuant to the

EUR 250.000.000 variabel verzinsliche Öffentliche Pfandbriefe fällig im Dezember 2008
begeben aufgrund des

Euro 30,000,000,000
Essen Hyp Debt Issuance Programme

dated 28 April 2006
datiert 28. April 2006

of
der

Hypothekenbank in Essen Aktiengesellschaft

Issue Price: 100.141 per cent.
Ausgabepreis: 100,141%

Issue Date: 20 October 2006
Tag der Begebung: 20. Oktober 2006

Series No: HBE1LZ
Serien Nr.: HBE1LZ

These are the Final Terms of an issue of Notes (which term, where applicable, shall include Pfandbriefe) under the Euro 30,000,000,000 Debt Issuance Programme of Hypothekenbank in Essen Aktiengesellschaft (the "Programme"). Full information on Hypothekenbank in Essen Aktiengesellschaft and the offer of the Notes is only available on the basis of the combination of the Debt Issuance Programme Prospectus pertaining to the Programme dated 28 April 2006 (the **"Prospectus"**) and these Final Terms. The Prospectus and any supplement thereto is available for viewing in electronic form on the website of the Luxembourg Stock Exchange (www.bourse.lu) and on the website of Hypothekenbank in Essen Aktiengesellschaft (www.essenhyp.com/en/bonds_notes/securities_prospectus.php) and copies may be obtained from Hypothekenbank in Essen Aktiengesellschaft, Transaction Banking, Gildehofstrasse 1, D-45127 Essen, Federal Republic of Germany.
Dies sind die Endgültigen Bedingungen einer Emission von Schuldverschreibungen (dieser Begriff schließt an geeigneter Stelle Pfandbriefe ein) unter dem Euro 30.000.000.000 Debt Issuance Programm der Hypothekenbank in Essen Aktiengesellschaft (das "Programm"). Vollständige Informationen über die Hypotheken Bank in Essen Aktiengesellschaft und das Angebot der Schuldverschreibungen sind nur verfügbar, wenn die Endgültigen Bedingungen und der Basisprospekt vom 28. April 2006 über das Programm (der "Prospekt") zusammengenommen werden. Der Prospekt sowie jeder Nachttrag können in elektronischer Form auf der Internetseite der Luxembourg Stock Exchange (www.bourse.lu) und der Internetseite der Hypothekenbank in Essen Aktiengesellschaft (www.essenhyp.com/en/bonds_notes/securities_prospectus.php) eingesehen werden. Kopien sind erhältlich unter folgender Adresse: Hypothekenbank in Essen Aktiengesellschaft, Marktfolge Treasury, Gildehofstraße 1, D-45127 Essen, Bundesrepublik Deutschland.

Part I. TERMS AND CONDITIONS
Teil I. EMISSIONSBEDINGUNGEN

This Part I of the Final Terms is to be read in conjunction with the Terms and Conditions of the Notes (the "Terms and Conditions") set forth in the Prospectus. Capitalised terms not otherwise defined herein shall have the meanings specified in the Terms and Conditions.

All references in this part of the Final Terms to numbered Articles and sections are to Articles and sections of the Terms and Conditions.

All provisions in the Terms and Conditions corresponding to items in these Final Terms which are either not selected or completed or which are deleted shall be deemed to be deleted from the terms and conditions applicable to the Notes (the "Conditions").

Dieser Teil I der Endgültigen Bedingungen ist in Verbindung mit den Emissionsbedingungen der Schuldverschreibungen (die "Emissionsbedingungen") zu lesen, die im Prospekt enthalten sind. Begriffe, die in den Emissionsbedingungen definiert sind, haben, falls die Endgültigen Bedingungen nicht etwas anderes bestimmen, die gleiche Bedeutung, wenn sie in diesen Endgültigen Bedingungen verwendet werden.

Bezugnahmen in diesem Teil der Endgültigen Bedingungen auf Paragraphen und Absätze beziehen sich auf die Paragraphen und Absätze der Emissionsbedingungen.

Sämtliche Bestimmungen der Emissionsbedingungen, die sich auf Variablen dieser Endgültigen Bedingungen beziehen und die weder angekreuzt noch ausgefüllt werden oder die gestrichen werden, gelten als in den auf die Schuldverschreibungen anwendbaren Emissionsbedingungen (die "Bedingungen") gestrichen.

PART I. A. Notes other than Participation Certificates
TEIL I. A. Schuldverschreibungen, die keine Genussscheine sind

Issuer ***Emittentin***	**Hypothekenbank in Essen Aktiengesellschaft**

Form of Conditions
Form der Bedingungen

☒ Long-Form
Nicht-konsolidierte Bedingungen

☐ Integrated
Konsolidierte Bedingungen

Language of Conditions
Sprache der Bedingungen

☐ German only
ausschließlich Deutsch

☐ English only
ausschließlich Englisch

☐ English and German (English controlling)
Englisch und Deutsch (englischer Text maßgeblich)

☒ German and English (German controlling)
Deutsch und Englisch (deutscher Text maßgeblich)

Currency, Denomination, Form, Certain Definitions (§ 1)
Währung, Stückelung, Form, Definitionen (§ 1)

Currency and Denomination
Währung und Stückelung

Specified Currency *Festgelegte Währung*	Euro ("EUR") *Euro ("EUR")*
Aggregate Principal Amount *Gesamtnennbetrag*	EUR 250,000,000 *EUR 250.000.000*
Specified Denomination(s) *Festgelegte Stückelung/Stückelungen*	EUR 50,000 *EUR 50.000*
Number of Notes to be issued in each Specified Denomination *Anzahl der in jeder festgelegten Stückelung auszugebenden Schuldverschreibungen*	5,000 *5.000*
Minimum Transfer Amount (specify) *Mindestnennbetrag für Übertragungen (angeben)*	

Form
Form

☐ **Notes**
Schuldverschreibungen

☒ **Pfandbriefe**

☐ Mortgage Pfandbriefe
Hypothekenpfandbriefe

☒ Public-Sector Pfandbriefe
Öffentliche Pfandbriefe

☐ **New Global Note**
New Global Note

☒ **TEFRA C**
TEFRA C

☒ Permanent Global Note
Dauerglobalurkunde

☐ Temporary Global Note exchangeable for:
Vorläufige Globalurkunde austauschbar gegen:

☐ Definitive Notes
Einzelurkunden

☐ **TEFRA D**
TEFRA D

Temporary Global Note exchangeable for:
Vorläufige Globalurkunde austauschbar gegen:

☐ Permanent Global Note
Dauerglobalurkunde

☐ Definitive Notes
Einzelurkunden

☐ **Neither TEFRA D nor TEFRA C**
Weder TEFRA D noch TEFRA C

☐ Permanent Global Note
Dauerglobalurkunde

☐ Temporary Global Note exchangeable for:
Vorläufige Globalurkunde austauschbar gegen:

☐ Definitive Notes
Einzelurkunden

Definitive Notes — **No**
Einzelurkunden — ***Nein***

☐ Coupons
Zinsscheine

☐ Talons
Talons

☐ Receipts
Rückzahlungsscheine

Certain Definitions
Definitionen

Clearing System
Clearing System

☒ Clearstream Banking AG
Neue Börsenstraße 1
D-60487 Frankfurt am Main

☐ Euroclear Bank S. A./N. V. (Euroclear Operator)
1 Boulevard du Roi Albert II
B-1210 Brussels

☐ Clearstream Banking, société anonyme
42 Avenue JF Kennedy
L-1855 Luxembourg

☐ The Depository Trust Company
55 Water Street
New York, NY 10041-0099
USA

☐ Other (specify)
Sonstige (angeben)

STATUS (§ 2)
STATUS (§ 2)

☒ Unsubordinated
Nicht-nachrangig

☐ Subordinated
Nachrangig

INTEREST (§ 3)
ZINSEN (§ 3)

☐ **Fixed Rate Notes**
Festverzinsliche Schuldverschreibungen
Rate of Interest and Interest Payment Dates
Zinssatz und Zinszahlungstage

Interest Commencement Date
Verzinsungsbeginn

Rate of Interest
Zinssatz

Fixed Interest Payment Date(s)
Feste(r) Zinszahlungstag(e)

First Interest Payment Date
Erster Zinszahlungstag

Initial Broken Amount(s) (per specified denomination)
Anfängliche(r) Bruchteilzinsbetrag(-beträge)
(für jede festgelegte Stückelung)

Fixed Interest Date preceding the Maturity Date
Festzinstermin, der dem Fälligkeitstag vorangeht

Final Broken Amount(s) (per specified denomination)
Abschließende(r) Bruchteilzinsbetrag(-beträge)
(für jede festgelegte Stückelung)

☒ **Floating Rate Notes**
Variabel verzinsliche Schuldverschreibungen
Interest Payment Dates
Zinszahlungstage

Interest Commencement Date *Verzinsungsbeginn*	20 October 2006 *20. Oktober 2006*
Specified Interest Payment Dates	20 January, 20 April, 20 July and 20 October in each year, commencing on 20 January 2007
Festgelegte Zinszahlungstage	*20. Januar, 20. April, 20. Juli und 20. Oktober in jedem Jahr, beginnend am 20. Januar 2007*

Specified Interest Period(s)
Festgelegte Zinsperiode(n)

Business Day Convention
Geschäftstagskonvention

☒ Modified Following Business Day Convention
Modifizierte Folgender Geschäftstag-Konvention

☐ FRN Convention (specify period(s)
FRN Konvention (Zeitraum angeben)

☐ Following Business Day Convention
Folgender Geschäftstag-Konvention

☐ Preceding Business Day Convention
Vorangegangener Geschäftstag-Konvention

Relevant Financial Centres — TARGET
Relevante Finanzzentren — *TARGET*

Rate of Interest
Zinssatz

☒ Screen Rate Determination
Bildschirmfeststellung

☒ EURIBOR (Brussels time/TARGET Business Day/Interbank Market in the euro-zone)
EURIBOR (Brüsseler Ortszeit/TARGET Geschäftstag/ Interbanken-Markt in der Euro-Zone)

Screen page — Reuters page EURIBOR01
Bildschirmseite — *Reuters Seite EURIBOR01*

☐ LIBOR (London time/London Business Day London Interbank Market)
LIBOR (Londoner Ortszeit/Londoner Geschäftstag/ Londoner Interbanken-Markt)

Screen page
Bildschirmseite

☐ Other (specify)
Sonstige (angeben)

Screen page
Bildschirmseite

☐ Formula
Formel
(set forth details in full here or in an attachment)
(Einzelheiten hier oder in einer Anlage einfügen)

Reference Banks (if other than as specified in § 3(2)) (specify)
Referenzbanken (sofern abweichend von § 3 Absatz 2) (angeben)

☐ ISDA Determination
ISDA-Feststellung

☐ Other Method of Determination (insert details (including Margin, Interest Determination Date, Reference Banks, fall-back provisions))
Andere Methoden der Bestimmung (Einzelheiten angeben (einschließlich Zinsfestlegungstag, Marge, Referenzbanken, Ausweichbestimmungen))

Margin 0.0 per cent. per annum
Marge *0,0 % per annum*

☐ plus
plus

☐ minus
minus

Interest Determination Date
Zinsfestlegungstag

☒ second Business Day prior to commencement of Interest Period
zweiter Geschäftstag vor Beginn der jeweiligen Zinsperiode

☐ first day of each Interest Period
erster Tag der jeweiligen Zinsperiode

☐ other (specify)
sonstige (angeben)

Minimum and Maximum Rate of Interest
Mindest- und Höchstzinssatz

☐ Minimum Rate of Interest
Mindestzinssatz

☐ Maximum Rate of Interest
Höchstzinssatz

☐ **Zero Coupon Notes**
Nullkupon-Schuldverschreibungen

Accrual of Interest
Auflaufende Zinsen

Amortisation Yield
Emissionsrendite

☐ **Dual Currency Notes**
Doppelwährungs-Schuldverschreibungen

(set forth details in full here (including exchange rate(s) or basis for calculating exchange rate(s) to determine interest, a description of any market disruption or settlement disruption events that affect the underlying and adjustment rules with relation to events concerning the underlying))
(Einzelheiten einfügen (einschließlich Wechselkurs(e) oder Grundlage für die Berechnung des/der Wechselkurs(e) zur Bestimmung von Zinsbeträgen, eine Beschreibung etwaiger Störungen des Marktes oder bei der Abrechnung, die den Basiswert beeinflussen sowie Korrekturvorschriften in Bezug auf Vorfälle, die den Basiswert beeinflussen))

☐ **Instalment Notes**
Raten-Schuldverschreibungen
(set forth details in full here)
(Einzelheiten einfügen)

☐ **Index-linked Notes**
Indexierte Schuldverschreibungen
(set forth details in full here (including index/formula, basis for calculating interest, a description of any market disruption or settlement disruption events that affect the

underlying and adjustment rules
with relation to events concerning the underlying))
(Einzelheiten einfügen (einschließlich des Index/der Formel, der Grundlage für die Berechnung der Zinsbeträge sowie Beschreibung etwaiger Störungen des Marktes oder bei der Abrechnung, die den Basiswert beeinflussen und Korrekturvorschriften in Bezug auf Vorfälle, die den Basiswert beeinflussen))

☐ **Credit-linked Notes**
Credit-linked Notes
(set forth details in full here (including basis for calculating interest and fall back provisions))
(Einzelheiten einfügen (einschließlich der Grundlagen für die Berechnung der Zinsbeträge sowie Ausweichbestimmungen))

☐ **other structured Notes**
andere strukturierte Schuldverschreibungen
(set forth details in full here (including fall back provisions, if applicable and the relevant reference date is not available))
(Einzelheiten einfügen (einschließlich Ausweichbestimmungen, wenn anwendbar und der maßgebliche Referenzsatz nicht verfügbar ist))

Day Count Fraction
Zinstagequotient

☐ Actual/Actual (ICMA)

☐ Actual/Actual (ISDA) (Actual/365)

☐ Actual/365 (Fixed)

☒ Actual/360

☐ 30/360 or 360/360 (Bond Basis)

☐ 30E/360 (Eurobond Basis)

☐ Other
Anderer

PAYMENTS (§ 4)
ZAHLUNGEN (§ 4)

Payment Business Day
Zahlungstag

Relevant Financial Centre(s) (specify all) *Relevante(s) Finanzzentren(um) (alle angeben)*	TARGET

REDEMPTION (§ 5)
RÜCKZAHLUNG (§ 5)

Final Redemption
Rückzahlung bei Endfälligkeit

☒ **Notes other than Instalment, Dual Currency, Index-linked, Credit-linked or Structured Notes**
Schuldverschreibungen außer Raten-, Doppelwährungs-, Indexierte-, Credit linked- oder Strukturierte-Schuldverschreibungen

☒ Maturity Date *Fälligkeitstag*	20 October 2008 *20. Oktober 2008*

☐ Redemption Month
Rückzahlungsmonat

☐ Final Redemption Amount
Rückzahlungsbetrag

☒ Principal amount
Nennbetrag

☐ Final Redemption Amount (per specified denomination)
Rückzahlungsbetrag (für jede festgelegte Stückelung)

☐ **Instalment Notes**
Raten-Schuldverschreibungen
Instalment Date(s)
Ratenzahlungstermin (e)

Instalment Amount(s)
Rate(n)

Early Redemption
Vorzeitige Rückzahlung

Optional Redemption for Taxation Reasons ***Option zur vorzeitigen Rückzahlung aus steuerlichen Gründen***	**No** ***Nein***
Early Redemption at the Option of the Issuer ***Vorzeitige Rückzahlung nach Wahl der Emittentin***	**No** ***Nein***

Minimum Redemption Amount
Mindestrückzahlungsbetrag

Higher Redemption Amount
Höherer Rückzahlungsbetrag

Call Redemption Date(s)
Wahlrückzahlungstag(e) (Call)

Call Redemption Amount(s)
Wahlrückzahlungsbetrag/-beträge (Call)

Minimum Notice to Holders
Mindestkündigungsfrist

Maximum Notice to Holders
Höchstkündigungsfrist

Early Redemption at the Option of a Holder ***Vorzeitige Rückzahlung nach Wahl des Gläubigers***	**No** ***Nein***

Put Redemption Date(s)
Wahlrückzahlungstag(e) (Put)

Put Redemption Amount(s)
Wahlrückzahlungsbetrag/-beträge (Put)

Minimum Notice to Issuer
Mindestkündigungsfrist

Maximum Notice to Issuer (never more than 60 days)
Höchstkündigungsfrist (nie mehr als 60 Tage)

Early Redemption Amount
Vorzeitiger Rückzahlungsbetrag

Zero Coupon Notes:
Nullkupon-Schuldverschreibungen:

Reference Price
Referenzpreis

Redemption of Notes other than Zero Coupon, Fixed Rate, Floating Rate and Instalment Notes
Rückzahlung von Schuldverschreibungen, die weder Nullkupon-, festverzinsliche, variabel verzinsliche noch Raten-Schuldverschreibungen sind

☐ **Dual Currency Notes**
Doppelwährungs-Schuldverschreibungen
(set forth details in full here (including exchange rate(s) or basis for calculating exchange rate(s) to determine principal/fall-back provisions))
(Einzelheiten einfügen (einschließlich Wechselkurs(e) oder Grundlage für die Berechnung des/der Wechselkurs(e) zur Bestimmung von Kapitalbeträgen/Ausweichbestimmungen))

☐ **Index-linked Notes**
Indexierte Schuldverschreibungen
(set forth details in full here)
(Einzelheiten einfügen)

☐ **Credit-linked Notes**
Credit-linked Schuldverschreibungen
(set forth details in full here)
(Einzelheiten einfügen)

☐ **other structured Notes**
andere strukturierte Schuldverschreibungen
(set forth details in full here)
(Einzelheiten einfügen)

FISCAL AGENT AND CALCULATION AGENT (§ 6)
EMISSIONSSTELLE UND BERECHNUNGSSTELLE (§ 6)

Paying Agents
Zahlstellen

☐ Fiscal Agent
Emissionsstelle

☒ Additional Paying Agent(s)/specified office(s) — Hypothekenbank in Essen Aktiengesellschaft
Zahlstelle(n)/bezeichnete Geschäftsstelle(n)

☒ Calculation Agent — Hypothekenbank in Essen Aktiengesellschaft
Berechnungsstelle

☒ Yes
Ja

☐ No
Nein

☐ Required location (specify)
Vorgeschriebenen Ort (angeben)

NOTICES (§ 10)
MITTEILUNGEN (§ 10)

Place and medium of publication
Ort und Medium der Bekanntmachung

Publication in printed form
Bekanntmachung in gedruckter Form

☐ London (Financial Times)
London (Financial Times)

☐ Luxembourg (d'Wort)
Luxemburg (d'Wort)

☒ Germany (Börsen-Zeitung)
Deutschland (Börsen-Zeitung)

☐ Other (specify)
Sonstige (angeben)

Publication on the website of the stock exchange
Bekanntmachung auf der Website der Börse

Stock Exchange
Börse

Internet Address
Internetadresse

Governing law	**German Law**
Anwendbares Recht	***Deutsches Recht***

PART II. OTHER INFORMATION
TEIL II. ZUSÄTZLICHE INFORMATIONEN

Interest of natural and legal persons involved in the issue/offer
Interessen von Seiten natürlicher und juristischer Personen, die an der Emission/dem Angebot beteiligt sind

☒ Save as discussed in the Prospectus under "Interest of Natural and Legal Persons involved in the Issue/Offer", so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.
Mit Ausnahme der im Prospekt im Abschnitt "Interest of Natural and Legal Persons involved in the Issue/Offer" angesprochenen Interessen bestehen bei den an der Emission beteiligten Personen nach Kenntnis der Emittentin keine Interessen, die für das Angebot bedeutsam sind.

☐ Other interest (specify)
Andere Interessen (angeben)

Reasons for the offer
Gründe für das Angebot

Estimated net proceeds *Geschätzter Nettobetrag der Erträge*	Euro 250,352,500 *Euro 250.352.500*
Estimated total expenses of the issue *Geschätzte Gesamtkosten der Emission*	Euro 1,100 *Euro 1.100*

Eurosystem eligibility
EZB-Fähigkeit

Intended to be held in a manner which would allow Eurosystem eligibility	No
Soll in EZB-fähiger Weise gehalten werden	*Nein*

Securities Identification Numbers
Wertpapier-Kenn-Nummern

☒ Common Code *Common Code*	027241573
☒ ISIN Code *ISIN Code*	DE000HBE1LZ6
☒ German Securities Code *Wertpapier-Kenn-Nummer (WKN)*	HBE1LZ
Any other securities number *Sonstige Wertpapier-Kenn-Nummer*	

Yield
Rendite

Yield
Rendite

Method of calculating the yield
Berechnungsmethode der Rendite

☐ ICMA method: The ICMA method determines the effective interest rate of notes taking into account accrued interest on a daily basis
ICMA Methode: Die ICMA Methode ermittelt die Effektivverzinsung von Schuldverschreibungen unter Berücksichtigung der täglichen Stückzinsen

☐ Other method (specify)
Andere Methode (angeben)

☐ **Historic Interest Rates**
Zinssätze der Vergangenheit

Details of historic [EURIBOR][LIBOR][OTHER] rates can be obtained from [insert relevant Screen Page]
Einzelheiten der Entwicklung der [EURIBOR][LIBOR][ANDERE] Sätze in der Vergangenheit können abgerufen werden unter [relevante Bildschirmseite einfügen]

☐ Details relating to the Performance of the [Index][Formula][other variable].
Einzelheiten hinsichtlich der Entwicklung des [Index][der Formel][einer anderen Variablen]

[specify details here (including where information relating to past and future performance and volatility of the index/formula/other variable can be obtained]
[Einzelheiten hier angeben (einschließlich, wo Informationen über die vergangene und künftige Weiterentwicklung sowie die Volatilität des Index/der Formel/einer anderen Variablen eingeholt werden können]

Name of index
Bezeichnung des Index

Description of index / Details of where information about index can be obtained
Indexbeschreibung / Angaben, wo Informationen zum Index zu finden sind

Description of interest rate
Beschreibung des Zinssatzes

Other equivalent information regarding the underlying (including, in the case of a basket of underlyings, a disclosure of the relevant weightings of each underlying in the basket)
Sonstige gleichwertigen Informationen bezüglich des Basiswertes (einschließlich, im Falle eines Korbs von Basiswerten, die Angabe der entsprechenden Gewichtungen jedes einzelnen Basiswertes im Korb)

Comprehensive explanation of how the value of the investment is affected by the underlying and the circumstances when risks are most evident
Umfassende Erläuterung darüber, wie der Wert der Anlage durch den Wert des Basiswerts beeinflusst wird, insb. in den Fällen, in denen die Risiken offensichtlich sind

[insert details here]
*[*Einzelheiten hier einfügen*]*

Market disruption or settlement disruption events that may affect the underlying
Markt- oder Abwicklungsstörungen, die den Basiswert beeinflussen

[insert details here]
[Einzelheiten hier einfügen]

Adjustment rules with relation to events concerning the underlying
Anpassungsvorschriften in Bezug auf Ereignisse, die den Basiswert betreffen

[insert details here]
[Einzelheiten hier einfügen]

☐ **Details relating to the Performance of Rate(s) of Exchange and Explanation of Effect on Value of Investment**
Einzelheiten der Entwicklung des bzw. der Wechselkurse und Erläuterung der Auswirkungen auf den Wert der Anlage

[specify details here]
[Einzelheiten hier angeben]

Selling Restrictions
Verkaufsbeschränkungen

☒ The Selling Restrictions set out in the Prospectus shall apply.
Es gelten die im Prospekt wiedergegebenen Verkaufsbeschränkungen.

☒ TEFRA C
TEFRA C

☐ TEFRA D
TEFRA D

☐ Neither TEFRA C nor TEFRA D
Weder TEFRA C noch TEFRA D

☐ Additional Selling Restrictions (specify)
Zusätzliche Verkaufsbeschränkungen (angeben)

Taxation
Besteuerung

Information on taxes on the income from the Notes withheld at source in respect of countries where the offer is being made or admission to trading is being sought.
Informationen über die an der Quelle einbehaltene Steuer auf Schuldverschreibungen hinsichtlich der Länder in denen das Angebot unterbreitet oder die Zulassung zum Handel beantragt wird.

none
keine

Restrictions on the free transferability of the Notes
Beschränkungen der freien Übertragbarkeit der Wertpapiere

none
keine

TERMS AND CONDITIONS OF THE OFFER
BEDINGUNGEN UND KONDITIONEN DES ANGEBOTS

Conditions, offer statistics, plan of distribution and allotment, pricing
Bedingungen, Angebotstatistik, Vertriebs- und Zuteilungsplan, Preisfestsetzung

Conditions to which the offer is subject
Bedingungen, denen das Angebot unterliegt

Time period, including any possible amendments, during which the offer will be open
Frist – einschließlich etwaiger Änderungen – während der das Angebot vorliegt

☒ Not applicable
Nicht anwendbar

☐ Specify Details
Einzelheiten einfügen

Description of the application process
Beschreibung des Prozesses für die Umsetzung des Angebots

☒ Not applicable
Nicht anwendbar

☐ Specify Details
Einzelheiten einfügen

A description of the possibility to reduce subscriptions and the manner for refunding excess amount paid by applicants
Beschreibung der Möglichkeit zur Reduzierung der Zeichnungen und der Art und Weise der Erstattung des zu viel gezahlten Betrags an die Zeichner

☒ Not applicable
Nicht anwendbar

☐ Specify Details
Einzelheiten einfügen

Details of the minimum and/or maximum amount of application, (whether in number of notes or aggregate amount to invest)
Einzelheiten zum Mindest- und/oder Höchstbetrag der Zeichnung (entweder in Form der Anzahl der Schuldverschreibungen oder des aggregierten zu investierenden Betrags)

☒ Not applicable
Nicht anwendbar

☐ Specify Details
Einzelheiten einfügen

Method and time limits for paying up the notes and for delivery of the notes
Methode und Fristen für die Ratenzahlung der Wertpapiere und ihre Lieferung

Manner and date in which results of the offer are to be made public
Art und Weise sowie Termin, auf die bzw. an dem die Ergebnisse des Angebots zu veröffentlichen sind

☒ Not applicable
Nicht anwendbar

☐ Specify Details
Einzelheiten einfügen

The procedure for the exercise of any right of pre-emption, the negotiability of subscription rights and the treatment of subscription rights not exercised.
Verfahren für die Ausübung eines etwaigen Vorzugsrechts, die Marktfähigkeit der Zeichnungsrechte und die Behandlung der nicht ausgeübten Zeichnungsrechte

☒ Not applicable
Nicht anwendbar

☐ Specify Details
Einzelheiten einfügen

Various categories of potential investors to which the notes are offered
Angabe der verschiedenen Kategorien der potentiellen Investoren, denen die Schuldverschreibungen angeboten werden

☒ Not applicable
Nicht anwendbar

☐ Specify Details
Einzelheiten einfügen

Process for notification to applicants of the amount allotted and indication whether dealing may begin before notification is made
Verfahren zur Meldung des den Zeichnern zugeteilten Betrags und Angabe, ob eine Aufnahme des Handels vor dem Meldeverfahren möglich ist

☒ Not applicable
Nicht anwendbar

☐ Specify Details
Einzelheiten einfügen

Expected price at which the notes will be offered / method of determining the price and the process for its disclosure and amount of any expenses and taxes specifically charged to the subscriber or purchaser.
Kurs, zu dem die Schuldverschreibungen angeboten werden / Methode, mittels deren der Angebotskurs festgelegt wird und Angaben zum Verfahren für die Offenlegung sowie der Kosten und Steuern, die speziell dem Zeichner oder Käufer in Rechnung gestellt werden.

☒ Not applicable
Nicht anwendbar

☐ Specify Details
Einzelheiten einfügen

Placing and Underwriting
Platzierung und Übernahme
Commerzbank Aktiengesellschaft
Kaiserplatz
D-60261 Frankfurt am Main

Method of distribution
Vertriebsmethode

☒ Non-syndicated
Nicht syndiziert

☐ Syndicated
Syndiziert

Subscription Agreement
Übernahmevertrag

Date of Subscription Agreement
Datum des Subscription Agreements

General Features of the Subscription Agreement
Hauptmerkmale des Übernahmevertrags

Management Details including form of commitment
Einzelheiten bezüglich des Bankenkonsortiums einschließlich der Art der Übernahme

Dealer / Management Group (specify name and address) *Plazeur / Bankenkonsortium (Name und Adresse angeben)*	Commerzbank Aktiengesellschaft

☒ firm commitment
feste Zusage

☐ no firm commitment/best efforts arrangements
keine feste Zusage/zu den bestmöglichen Bedingungen

Commissions
Provisionen

Management/Underwriting Commission (specify)
Management- und Übernahmeprovision (angeben)

Selling Concession (specify)
Verkaufsprovision (angeben)

Listing Commission
Börsenzulassungprovision

Other (specify)
Andere (angeben)

Stabilising Dealer(s)/Manager(s) ***Kursstabilisierender Dealer/Manager***	**None** ***keiner***
Subscription Agreement ***Übernahmevertrag***	**None** ***keins***

- Date of subscription agreement
  Datum des Übernahmevertrags
- General features of the subscription agreement (including the quotas)
  Angabe der Hauptmerkmale des Übernahmevertrags (einschließlich der Quoten)

Listing(s) ***Börsenzulassung(en)***	Yes *Ja*

☐ Luxembourg
Luxemburg

☐ Regulated Market

☐ Euro MTF

☒ Düsseldorf

☐ Other (insert details)
Sonstige (Einzelheiten einfügen)

Date of admission — *requested*
Datum der Zulassung — *beantragt*

Estimate of the total expenses related to admission to trading
Geschätzte Gesamtkosten für die Zulassung zum Handel

Euro 1,100
Euro 1.100

All regulated markets or equivalent markets on which, to the knowledge of the Issuer, notes of the same class (Series) of the Notes to be offered or admitted to trading are already admitted to trading
Angabe sämtlicher geregelter oder gleichwertiger Märkte, auf denen nach Kenntnis der Emittentin Schuldverschreibungen der gleichen Wertpapierkategorie (Serie), die zum Handel angeboten oder zugelassen werden sollen, bereits zum Handel zugelassen sind

☐ Luxembourg (Bourse de Luxembourg)
Luxemburg (Bourse de Luxembourg)

☐ Düsseldorf

☐ Other (insert details)
Andere (Einzelheiten einfügen)

Name and address of the entities which have a firm commitment to act as intermediaries in secondary trading, providing liquidity through bid and offer rates and description of the main terms of their commitment
Name und Anschrift der Institute, die aufgrund einer festen Zusage als Intermediäre im Sekundärhandel tätig sind und Liquidität mittels Geld- und Briefkursen erwirtschaften, und Beschreibung der Hauptbedingungen der Zusagevereinbarung

☒ Not applicable
Nicht anwendbar

Rating — requested
Rating — *beantragt*

Other relevant terms and conditions (specify)
Andere relevante Bestimmungen (einfügen)

Listing:
Börsenzulassung:

The above Final Terms comprise the details required to list this issue of Pfandbriefe pursuant to the € 30,000,000,000 Essen Hyp Debt Issuance Programme of Hypothekenbank in Essen Aktiengesellschaft (as from 20 October 2006).
Die vorstehenden Endgültigen Bedingungen enthalten die Angaben, die für die Börsennotierung dieser Emission von Pfandbriefen unter dem € 30.000.000.000 Essen Hyp Debt Issuance Programme der Hypothekenbank in Essen Aktiengesellschaft (ab dem 20. Oktober 2006) erforderlich sind.

Responsibility
Verantwortlichkeit

The Issuer accepts responsibility for the information contained in these Final Terms as set out in the section "Responsibility Statement" on page 3 of the Prospectus, provided that, with respect to any

information included herein and specified to be sourced from a third party (i) the Issuer confirms that any such information has been accurately reproduced and as far as the Issuer is aware and is able to ascertain from information available to it from such third party, no facts have been omitted, the omission of which would render the reproduced information inaccurate or misleading and (ii) the Issuer has not independently verified any such information and accepts no responsibility for the accuracy thereof.
Die Emittentin übernimmt die Verantwortung für die in diesen Endgültigen Bedingungen enthaltenen Informationen wie im Abschnitt "Responsibility Statement" auf Seite 3 des Prospekts bestimmt. Hinsichtlich der hierin enthaltenen und als solche gekennzeichneten Informationen von Seiten Dritter gilt Folgendes: (i) Die Emittentin bestätigt, dass diese Informationen zutreffend wiedergegeben worden sind und – soweit es der Emittentin bekannt ist und sie aus den von diesen Dritten zur Verfügung gestellten Informationen ableiten konnte – keine Fakten weggelassen wurden, deren Fehlen die reproduzierten Informationen unzutreffend oder irreführend gestalten würden; (ii) die Emittentin hat diese Informationen nicht selbständig überprüft und übernimmt keine Verantwortung für ihre Richtigkeit.

Hypothekenbank in Essen Aktiengesellschaft

19 October 2006
19. Oktober 2006

Final Terms
Endgültige Bedingungen

EUR 25,000,000 Fixed Rate Mortgage Pfandbriefe of 2006/2011
issued pursuant to the

EUR 25.000.000 festverzinsliche Hypothekenpfandbriefe von 2006/2011
begeben aufgrund des

Euro 30,000,000,000
Essen Hyp Debt Issuance Programme

dated 28 April 2006
datiert 28. April 2006

of
der

Hypothekenbank in Essen Aktiengesellschaft

Issue Price: 100 per cent.
Ausgabepreis: 100 %

Issue Date: 23 October 2006
Tag der Begebung: 23. Oktober 2006

Series No: HBE1L5
Serien Nr.: HBE1L5

These are the Final Terms of an issue of Notes (which term, where applicable, shall include Pfandbriefe) under the Euro 30,000,000,000 Debt Issuance Programme of Hypothekenbank in Essen Aktiengesellschaft (the "Programme"). Full information on Hypothekenbank in Essen Aktiengesellschaft and the offer of the Notes is only available on the basis of the combination of the Debt Issuance Programme Prospectus pertaining to the Programme dated 28 April 2006 (the **"Prospectus"**) and these Final Terms. The Prospectus and any supplement thereto is available for viewing in electronic form on the website of the Luxembourg Stock Exchange (www.bourse.lu) and on the website of Hypothekenbank in Essen Aktiengesellschaft (www.essenhyp.com/en/bonds_notes/securities_ prospectus.php) and copies may be obtained from Hypothekenbank in Essen Aktiengesellschaft, Transaction Banking, Gildehofstrasse 1, D-45127 Essen, Federal Republic of Germany.

Dies sind die Endgültigen Bedingungen einer Emission von Schuldverschreibungen (dieser Begriff schließt an geeigneter Stelle Pfandbriefe ein) unter dem Euro 30.000.000.000 Debt Issuance Programm der Hypothekenbank in Essen Aktiengesellschaft (das "Programm"). Vollständige Informationen über die Hypotheken Bank in Essen Aktiengesellschaft und das Angebot der Schuldverschreibungen sind nur verfügbar, wenn die Endgültigen Bedingungen und der Basisprospekt vom 28. April 2006 über das Programm (der "Prospekt") zusammengenommen werden. Der Prospekt sowie jeder Nachtrag können in elektronischer Form auf der Internetseite der Luxembourg Stock Exchange (www.bourse.lu) und der Internetseite der Hypothekenbank in Essen Aktiengesellschaft (www. essenhyp. com/en/bonds_notes/securities_prospectus.php) eingesehen werden. Kopien sind erhältlich unter folgender Adresse: Hypothekenbank in Essen Aktiengesellschaft, Marktfolge Treasury, Gildehofstraße 1, D-45127 Essen, Bundesrepublik Deutschland.

Part I. TERMS AND CONDITIONS
Teil I. EMISSIONSBEDINGUNGEN

This Part I of the Final Terms is to be read in conjunction with the Terms and Conditions of the Notes (the "Terms and Conditions") set forth in the Prospectus. Capitalised terms not otherwise defined herein shall have the meanings specified in the Terms and Conditions.

All references in this part of the Final Terms to numbered Articles and sections are to Articles and sections of the Terms and Conditions.

All provisions in the Terms and Conditions corresponding to items in these Final Terms which are either not selected or completed or which are deleted shall be deemed to be deleted from the terms and conditions applicable to the Notes (the "Conditions").

Dieser Teil I der Endgültigen Bedingungen ist in Verbindung mit den Emissionsbedingungen der Schuldverschreibungen (die "Emissionsbedingungen") zu lesen, die im Prospekt enthalten sind. Begriffe, die in den Emissionsbedingungen definiert sind, haben, falls die Endgültigen Bedingungen nicht etwas anderes bestimmen, die gleiche Bedeutung, wenn sie in diesen Endgültigen Bedingungen verwendet werden.

Bezugnahmen in diesem Teil der Endgültigen Bedingungen auf Paragraphen und Absätze beziehen sich auf die Paragraphen und Absätze der Emissionsbedingungen.

Sämtliche Bestimmungen der Emissionsbedingungen, die sich auf Variablen dieser Endgültigen Bedingungen beziehen und die weder angekreuzt noch ausgefüllt werden oder die gestrichen werden, gelten als in den auf die Schuldverschreibungen anwendbaren Emissionsbedingungen (die "Bedingungen") gestrichen.

Notes other than Participation Certificates
Schuldverschreibungen, die keine Genussscheine sind

Issuer ***Emittentin***	**Hypothekenbank in Essen Aktiengesellschaft**

Form of Conditions
Form der Bedingungen

☒ Long-Form
Nicht-konsolidierte Bedingungen

Language of Conditions
Sprache der Bedingungen

☒ German only
ausschließlich Deutsch

Currency, Denomination, Form, Certain Definitions (§ 1)
Währung, Stückelung, Form, Definitionen (§ 1)

Currency and Denomination
Währung und Stückelung

Specified Currency *Festgelegte Währung*	*Euro („EUR")*
Aggregate Principal Amount *Gesamtnennbetrag*	*EUR 25.000.000*
Specified Denomination(s) *Festgelegte Stückelung/Stückelungen*	*EUR 50.000*
Number of Notes to be issued in each Specified Denomination *Anzahl der in jeder festgelegten Stückelung auszugebenden Schuldverschreibungen*	*500*
Minimum Transfer Amount (specify) *Mindestnennbetrag für Übertragungen (angeben)*	*Nicht anwendbar*

Form
Form

☒ **Pfandbriefe**

☒ Mortgage Pfandbriefe
Hypothekenpfandbriefe

☐ **New Global Note**
New Global Note — *Nein*

☒ **TEFRA C**
TEFRA C

☒ Permanent Global Note
Dauerglobalurkunde

Definitive Notes
Einzelurkunden — ***Nein***

Certain Definitions
Definitionen

Clearing System
Clearing System

☒ Clearstream Banking AG
Neue Börsenstraße 1
D-60487 Frankfurt am Main

STATUS (§ 2)
STATUS (§ 2)

INTEREST (§ 3)
ZINSEN (§ 3)

☒ **Fixed Rate Notes**
Festverzinsliche Schuldverschreibungen
Rate of Interest and Interest Payment Dates
Zinssatz und Zinszahlungstage

Interest Commencement Date *Verzinsungsbeginn*	*23. Oktober 2006*
Rate of Interest *Zinssatz*	*3,85 % per annum*
Fixed Interest Payment Date(s) *Feste(r) Zinszahlungstag(e)*	*15. April in jedem Jahr (erster kurzer Kupon)*
First Interest Payment Date *Erster Zinszahlungstag*	*15. April 2007*
Initial Broken Amount(s) (per specified denomination) *Anfängliche(r) Bruchteilzinsbetrag(-beträge) (für jede festgelegte Stückelung)*	*EUR 917,67*
Fixed Interest Date preceding the Maturity Date *Festzinstermin, der dem Fälligkeitstag vorangeht*	*Nicht anwendbar*
Final Broken Amount(s) (per specified denomination) *Abschließende(r) Bruchteilzinsbetrag(-beträge) (für jede festgelegte Stückelung)*	*Nicht anwendbar*

Day Count Fraction
Zinstagequotient

☒ Actual/Actual (ICMA)

PAYMENTS (§ 4)
ZAHLUNGEN (§ 4)

Payment Business Day
Zahlungstag

Relevant Financial Centre(s) (specify all) *Relevante(s) Finanzzentren(um) (alle angeben)*	*TARGET*

REDEMPTION (§ 5)
RÜCKZAHLUNG (§ 5)

Final Redemption
Rückzahlung bei Endfälligkeit

☒ **Notes other than Instalment, Dual Currency, Index-linked, Credit-linked or Structured Notes**
Schuldverschreibungen außer Raten-, Doppelwährungs-, Indexierte-, Credit linked- oder Strukturierte-Schuldverschreibungen

☒ Maturity Date *Fälligkeitstag*	*15. April 2011*
☒ Final Redemption Amount *Rückzahlungsbetrag*	
☒ Principal amount *Nennbetrag*	

Early Redemption
Vorzeitige Rückzahlung

Optional Redemption for Taxation Reasons ***Option zur vorzeitigen Rückzahlung aus steuerlichen Gründen***	***Nein***
Early Redemption at the Option of the Issuer ***Vorzeitige Rückzahlung nach Wahl der Emittentin***	***Nein***
Early Redemption at the Option of a Holder ***Vorzeitige Rückzahlung nach Wahl des Gläubigers***	***Nein***

FISCAL AGENT AND PAYING AGENT (§ 6)
EMISSIONSSTELLE UND ZAHLSTELLE (§ 6)

Paying Agents
Zahlstellen

☒ Fiscal Agent *Emissionsstelle*	*Hypothekenbank in Essen Aktiengesellschaft* *Gildehofstraße 1* *D-45127 Essen*

NOTICES (§ 10)
MITTEILUNGEN (§ 10)

Place and medium of publication
Ort und Medium der Bekanntmachung

Publication in printed form
Bekanntmachung in gedruckter Form

☒ Germany (Börsen-Zeitung)
Deutschland (Börsen-Zeitung)

Governing law ***Anwendbares Recht***	**German Law** ***Deutsches Recht***

PART II. OTHER INFORMATION
TEIL II. ZUSÄTZLICHE INFORMATIONEN

Specific Risk Factors
Spezielle Risikofaktoren — ***Nicht anwendbar***

Interest of natural and legal persons involved in the issue/offer
Interessen von Seiten natürlicher und juristischer Personen, die an der Emission/dem Angebot beteiligt sind

☒ Save as discussed in the Prospectus under "Interest of Natural and Legal Persons involved in the Issue/Offer", so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.
Mit Ausnahme der im Prospekt im Abschnitt "Interest of Natural and Legal Persons involved in the Issue/Offer" angesprochenen Interessen bestehen bei den an der Emission beteiligten Personen nach Kenntnis der Emittentin keine Interessen, die für das Angebot bedeutsam sind.

Reasons for the offer ***Gründe für das Angebot***	***Nicht anwendbar***
Estimated net proceeds *Geschätzter Nettobetrag der Erträge*	*EUR 25.000.000*
Estimated total expenses of the issue *Geschätzte Gesamtkosten der Emission*	*EUR 1,100*
Eurosystem eligibility ***EZB-Fähigkeit***	***Nicht anwendbar***

Securities Identification Numbers
Wertpapier-Kenn-Nummern

☒ ISIN Code *ISIN Code*	*DE000HBE1L54*
☒ German Securities Code *Wertpapier-Kenn-Nummer (WKN)*	*HBE1L5*

Yield
Rendite

Yield *Rendite*	*3,85 % per annum*

Die Rendite wurde auf Basis des Emissionspreises am Tag der Begebung errechnet. Sie trifft keine Aussagen über zukünftige Renditen.

Selling Restrictions
Verkaufsbeschränkungen

☒ The Selling Restrictions set out in the Prospectus shall apply.
Es gelten die im Prospekt wiedergegebenen Verkaufsbeschränkungen.

☒ TEFRA C
TEFRA C

Taxation
Besteuerung

Information on taxes on the income from the Notes withheld at source in respect of countries where the offer is being made or admission to trading is being sought.
Informationen über die an der Quelle einbehaltene Steuer auf Schuldverschreibungen hinsichtlich der Länder in denen das Angebot unterbreitet oder die Zulassung zum Handel beantragt wird.

Nicht anwendbar

Restrictions on the free transferability of the Notes
Beschränkungen der freien Übertragbarkeit der Wertpapiere

Keine

TERMS AND CONDITIONS OF THE OFFER
BEDINGUNGEN UND KONDITIONEN DES ANGEBOTS

Method of distribution
Vertriebsmethode

☒ Non-syndicated
Nicht syndiziert

Management Details including form of commitment
Einzelheiten bezüglich des Bankenkonsortiums einschließlich der Art der Übernahme

Dealer / Management Group (specify name and address)
Plazeur / Bankenkonsortium (Name und Adresse angeben)

Deutsche Bank Aktiengesellschaft
Große Gallusstraße 10-14
60272 Frankfurt am Main

☒ firm commitment
feste Zusage

Commissions
Provisionen — ***Keine***

Stabilising Dealer(s)/Manager(s)
Kursstabilisierender Dealer/Manager — ***Keiner***

Listing(s)
Börsenzulassung(en) — ***Ja***

☒ Düsseldorf

Date of admission
Datum der Zulassung — ***Ist beantragt***
(voraussichtlich 27. Oktober 2006)

Rating
Rating — ***Ist beantragt***

Other relevant terms and conditions (specify)
Andere relevante Bestimmungen (einfügen)

Listing:
Börsenzulassung:

The above Final Terms comprise the details required to list this issue of Pfandbriefe pursuant to the € 30,000,000,000 Essen Hyp Debt Issuance Programme of Hypothekenbank in Essen Aktiengesellschaft (as from 23 October 2006).
Die vorstehenden Endgültigen Bedingungen enthalten die Angaben, die für die Börsennotierung dieser Emission von Pfandbriefen unter dem € 30.000.000.000 Essen Hyp Debt Issuance Programme der Hypothekenbank in Essen Aktiengesellschaft (ab dem 23. Oktober 2006) erforderlich sind.

Responsibility
Verantwortlichkeit

The Issuer accepts responsibility for the information contained in these Final Terms as set out in the section "Responsibility Statement" on page 3 of the Prospectus, provided that, with respect to any information included herein and specified to be sourced from a third party (i) the Issuer confirms that any such information has been accurately reproduced and as far as the Issuer is aware and is able to ascertain from information available to it from such third party, no facts have been omitted, the omission of which would render the reproduced information inaccurate or misleading and (ii) the Issuer has not independently verified any such information and accepts no responsibility for the accuracy thereof.
Die Emittentin übernimmt die Verantwortung für die in diesen Endgültigen Bedingungen enthaltenen Informationen wie im Abschnitt "Responsibility Statement" auf Seite 3 des Prospekts bestimmt. Hinsichtlich der hierin enthaltenen und als solche gekennzeichneten Informationen von Seiten Dritter gilt Folgendes: (i) Die Emittentin bestätigt, dass diese Informationen zutreffend wiedergegeben worden sind und – soweit es der Emittentin bekannt ist und sie aus den von diesen Dritten zur Verfügung gestellten Informationen ableiten konnte – keine Fakten weggelassen wurden, deren Fehlen die reproduzierten Informationen unzutreffend oder irreführend gestalten würden; (ii) die Emittentin hat diese Informationen nicht selbständig überprüft und übernimmt keine Verantwortung für ihre Richtigkeit.

Hypothekenbank in Essen Aktiengesellschaft

____

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> **Press Release of Hypothekenbank in Essen AG as of August 24, 2006 "Essen Hyp purchases AHBR real estate loan portfolio"**

> **Press Release of Hypothekenbank in Essen AG as of October 17, 2006 "Essen Hyp goes down under"**

Hypothekenbank in Essen AG Long-Term Ratings Raised to "A-"; Outlook Stable

On June 1, 2006, Standard & Poor`s Ratings Services raised its long-term counterparty credit ratings on Hypothekenbank in Essen AG (Essen Hyp) to "A-" from "BBB+". The "A-2" short-term ratings were affirmed. The outlook is stable.

> **S&P Bank Credit Report as of June 1, 2006 (PDF)**

Interim Report as of June 30, 2006 and Press Release now available

> **Interim Report as of June 30, 2006 (PDF)**
> **Press Release concerning the Business Results of Hypothekenbank in Essen AG as of June 30, 2006 (PDF)**

International Real Estate Finance: Europe and North America



Whether office buildings or shopping malls - real estate financing has become a global business. Major first-class projects can only be put into practice at a profit if matching lenders are found on the international capital markets. Investors, developers and real estate companies look for banking partners who are familiar with the highly complex real estate business.

» www.essenhyp.de

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vdp-Pfandbrief Curve



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Credit Research
Last update: Sep 2006

Sec 28 PfandBG
Last update: Sep 2006
» more

Essen Hyp's Chief Economist Dirk Chlench ranked as one of the top forecasters » more

Ratings	public-sector *Pfandbriefe*	mortgage *Pfandbriefe*
S&P	AAA	-
Moody´s	Aaa	Aa1
Fitch Ratings	AAA	AAA

» more

Economic and Interest Rate Outlook G3
» more

» more

Back | Glossary | Print | Sitemap | Imprint | Legal Disclaimer

Current Financial and Economic Topics
Eurozone: bumpy road ahead!
» more

Interest Rate Forecast Meeting
Economists and portfolio managers from all over Germany participate in these meetings and discuss the future interest rate and economic development.
» more

ESSEN HYP

Investor Relations

Essen Hyp: Key competence in capital market business

The focus of Essen Hyp's business is on lending to national and international public-sector debtors. In addition the bank gives long-term mortgage loans to finance both commercial property and private housing.

Accordingly we make great use of the international capital markets on which, besides the "traditional" *Pfandbrief*, more and more Jumbo and Global *Pfandbriefe* are being issued.

Essen Hyp is one of the largest issuers of Jumbo *Pfandbriefe* worldwide.

Back | Glossary | Print | Sitemap | Imprint | Legal Disclaimer

» www.essenhyp.de
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vdp-Pfandbrief Curve



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Credit Research
Last update: Sep 2006
Sec 28 PfandBG
Last update: Sep 2006
» more

Essen Hyp's Chief Economist Dirk Chlench ranked as one of the top forecasters » more

Ratings	**public-sector *Pfand-briefe***	**mortgage *Pfand-briefe***
S&P	AAA	-
Moody´s	Aaa	Aa1
Fitch Ratings	AAA	AAA

» more

Economic and Interest Rate Outlook G3
» more

Current Financial and Economic Topics
Eurozone: bumpy road ahead!
» more

Interest Rate Forecast Meeting
Economists and portfolio managers from all over Germany participate in these meetings and discuss the future interest rate and economic development.
» more

ESSEN HYP

» www.essenhyp.de

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Investor Relations

Ratings and Analyses (as of: June 1, 2006)

Ratings	S & P	Moody's	Fitch Ratings
Pfandbriefe			
- public-sector	AAA	Aaa	AAA
- mortgage	not rated	Aa1	AAA
Long-term counterparty rating	A- (outlook stable)	A2 (outlook stable)	A (outlook stable)
Short-term counterparty rating	A-2	P-1	F1
Notes issued under the Debt Issuance Program			
- Senior Unsecured Debt	A-	A2	not rated
- Subordinated Debt	BBB+	A3	not rated
Commercial Paper Program	A-2	P-1	not rated
Financial Strength	not rated	C	B/C

Rating Reports

› **Standard & Poor's** — **Bank Credit Report as of June 1, 2006** and **Research update as of July 12, 2005** and **Rating analysis as of Aug 31, 2004**.

› **Moody's** — **Rating Analysis as of June 2006** and **Press Release as of December 13, 2005.**

› **Fitch Ratings** — **Rating Analysis as of November 3, 2005**

(Acrobat Reader required. **Download Acrobat Reader**)

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Investor relations

Interest Rate Forecast G3

Economic and Interest Rate Outlook G3
for the United States, Euro Area, Japan May 2006

My optimistic forecasts for the United States have once again proved true. The U.S. economy grew at a robust rate of 3.5% in the past year, in accordance with my expectations. My forecast that the Federal Reserve would raise its fed funds target rate without a pause up to 5.0% has already proved true as well. Special contentment after the long period of false bond yield forecasts, however, comes from the fact that U.S. long-term interest rates finally changed their direction upwards, as forecast by me. In my opinion, firstly this is mainly due to the market participants' declining doubts on the sustainability of the U.S. upswing. Secondly, the enticement for Japanese investors to search for yields in the U.S. inclined in the light of increased Japanese long-term interest rates. **» more (PDF)**

vdp-Pfandbrief Curve



» more

Credit Research
Last update: Sep 2006
Sec 28 PfandBG
Last update: Sep 2006
» more

Essen Hyp's Chief Economist Dirk Chlench ranked as one of the top forecasters » more

Ratings	public-sector *Pfandbriefe*	mortgage *Pfandbriefe*
S&P	AAA	-
Moody´s	Aaa	Aa1
Fitch Ratings	AAA	AAA

» more

Economic and Interest Rate Outlook G3
» more

Current Financial and Economic Topics
Eurozone: bumpy road ahead!
» more

Interest Rate Forecast Meeting
Economists and portfolio managers from all over Germany participate in these meetings and discuss the future interest rate and economic development.
» more

Home
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Interest Rate Forecast G3
» Interest Rate Forecast Meeting
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Investor Relations

Interest Rate Forecast Meeting

Here you find the results of our recent interest rate forecast meetings. Economists and portfolio managers from all over Germany participate in these meetings and discuss the future interest rate and economic development. The interest rate forecast meetings are held in the premises of Hypothekenbank in Essen AG several times a year. If you have any comments or questions please call Dirk Chlench: +49 201 8135 442 or e-mail to: **Dirk.Chlench@essenhyp.com**

- **Forecast meeting Sep 7, 2006**
- **Forecast meeting Mar 7, 2006**
- **Forecast meeting Nov 2, 2005**
- **Forecast meeting Jul 5, 2005**
- **Forecast meeting Mar 22, 2005**
- **Forecast meeting Nov 4, 2004**
- **Forecast meeting Jul 7, 2004**
- **Forecast meeting Mar 25, 2004**
- **Forecast meeting Nov 3, 2003**
- **Forecast meeting Mar 27, 2003**
- **Forecast meeting Nov 6, 2002**
- **Forecast meeting Aug 19, 2002**
- **Forecast meeting May 14, 2002**
- **Forecast meeting Feb 7, 2002**
- **Forecast meeting Oct 1, 2001**
- **Forecast meeting Jun 19, 2001**
- **Forecast meeting Jan 24, 2001**
- **Forecast meeting Nov 22, 2000**
- **Forecast meeting Sep 14, 2000**
- **Forecast meeting Jul 18, 2000**
- **Forecast meeting May 16, 2000**

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» www.essenhyp.de
Search: go

vdp-Pfandbrief Curve



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Credit Research
Last update: Sep 2006
Sec 28 PfandBG
Last update: Sep 2006
» more

Essen Hyp's Chief Economist Dirk Chlench ranked as one of the top forecasters » more

Ratings	public-sector *Pfandbriefe*	mortgage *Pfandbriefe*
S&P	AAA	-
Moody's	Aaa	Aa1
Fitch Ratings	AAA	AAA

» more

Economic and Interest Rate Outlook G3
» more

Current Financial and Economic Topics
Eurozone: bumpy road ahead!
» more

Interest Rate Forecast Meeting
Economists and portfolio managers from all over Germany participate in these meetings and discuss the future interest rate and economic development.
» more

Interest Rate Forecast Meeting on September 7, 2006

Results of the consensus survey

Forecast for the ECB main refi rate
Status as of September 07, 2006: 3.00%

	3rd quarter of 2006	4th quarter of 2006	1st quarter of 2007	2nd quarter of 2007	3rd quarter of 2007
Consensus Forecast	3.00%	3.50%	3.50%	3.50%	3.50%
Highest Forecast	3.25%	3.50%	3.75%	4.00%	4.00%
Lowest Forecast	3.00%	3.25%	3.25%	3.00%	3.00%
as of Quarter-end					

Forecast for the 10-year *Pfandbrief* yields
Status as of September 07, 2006: 4.05%

	3rd quarter of 2006	4th quarter of 2006	1st quarter of 2007	2nd quarter of 2007	3rd quarter of 2007
Consensus Forecast	4.00%	4.00%	4.00%	4.00%	4.05%
Highest Forecast	4.20%	4.40%	4.60%	4.65%	4.65%
Lowest Forecast	3.80%	3.70%	3.50%	3.50%	3.50%
as of Quarter-end					

Participants:

Thomas Homm, Bank im Bistum Essen, Essen

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vdp-Pfandbrief Curve



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Credit Research
Last update: Sep 2006
Sec 28 PfandBG
Last update: Sep 2006
» more

Essen Hyp's Chief Economist Dirk Chlench ranked as one of the top forecasters » more

Ratings	public-sector *Pfandbriefe*	mortgage *Pfandbriefe*
S&P	AAA	-
Moody´s	Aaa	Aa1
Fitch Ratings	AAA	AAA

» more

Economic and Interest Rate Outlook G3
» more

Bernd Bäume, Bankhaus Lampe, Düsseldorf
Erhard Rossig, Bergbau-Berufsgenossenschaft, Bochum
Peter Wirth, Deutsche Apotheker- und Ärztebank, Düsseldorf
Mario Kalupa, Gallinat-Bank AG, Essen
Dr. Katja Rietzler, Institut für Makroökonomie und Konjunkturforschung, Düsseldorf
Dirk Chlench, Hypothekenbank in Essen AG, Essen
Sandra Petcov, Lehman Brothers International, London
Gernot Griebling, Landesbank Baden-Württemberg, Stuttgart
Eugen Keller, Bankhaus Metzler, Frankfurt am Main
Ekkehard Link, National-Bank AG, Essen
Dirk Hüttemann, Volksbank Marl-Recklinghausen, Marl
Timo Klein, Global Insight (Deutschland) GmbH, Frankfurt am Main
Dr. Harald Loy, Deutsche Bundesbank, Düsseldorf
Dieter Thomaschowski, IRIC GmbH, Erkrath
Dr. Frank Brocks, Hypothekenbank in Essen AG, Essen
Dirk Schoppmeier, Sparkasse Essen, Essen
Jan Bottermann, National-Bank AG, Essen
Jens Remmers, Hypothekenbank in Essen AG, Essen
Peter Hohlfeld, Institut für Makroökonomie und Konjunkturforschung, Düsseldorf
Daniel Hupfer, M.M. Warburg & Co. KGaA, Hamburg
Raimund Bitter, Hypothekenbank in Essen AG, Essen
Dr. Gunar Lietz, IKB Deutsche Industriebank AG, Düsseldorf
Lothar Heßler, HSBC Trinkaus & Burkhardt KGaA, Düsseldorf
Birgit Figge, DZ Bank AG, Frankfurt am Main
Martin Hofbauer, Hypothekenbank in Essen AG, Essen

If you have any comments or questions, please call:
Dirk Chlench, +49 201 8135 442 or mail to:**Dirk.Chlench@essenhyp.com**

Current Financial and Economic Topics
Eurozone: bumpy road ahead!
» more

Interest Rate Forecast Meeting
Economists and portfolio managers from all over Germany participate in these meetings and discuss the future interest rate and economic development.
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ESSEN HYP

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Interest Rate Forecast Meeting

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Current Financial and Economic Topics

This is where we publish our thoughts on current economic and financial topics. We monitor economic and financial developments in the USA, the euro area and Japan. If you are interested in receving our articles automatically, please send us an **e-mail** and we will add your name to our mailing list.

Articles in 2006

> **Euro Area: bumpy road ahead!** July 2006

Articles in 2005

> **Germany: Job Relocation to Eastern Europe - Much Ado about Nothing!** May 2005
> **Germany: Will structural reforms push Germany into deflation?** January/February 2005

Articles in 2004

> **Germany: Irrational pessimism on bond markets?** November/ December 2004
> **How global savings glut could undermine global economic expansion?** September/ October 2004
> **United States: the return of inflation is a real threat!** July/August 2004
> **Germany: Are economists now too bearish about Germany?** May/June 2004
> **Japan: Third Time Lucky!** March/April 2004
> **US-Dollar: It's the economy - stupid!** January/February 2004

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vdp-Pfandbrief Curve



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Credit Research
Last update: Sep 2006
Sec 28 PfandBG
Last update: Sep 2006
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Essen Hyp's Chief Economist Dirk Chlench ranked as one of the top forecasters » more

Ratings	public-sector *Pfand-briefe*	mortgage *Pfand-briefe*
S&P	AAA	-
Moody´s	Aaa	Aa1
Fitch Ratings	AAA	AAA

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Economic and Interest Rate Outlook G3
» more

Articles in 2003

> **Rare Gems** November/December 2003
> **Japan hands the wooden spoon to Germany!** September/October 2003
> **World: A global economic upturn is underway!** July/August 2003
> **Germany: Glimmer of hope for an economic revival!** May/June 2003
> **Germany/Europe: Build up anti-cyclical stock positions** March/April 2003
> **USA: Will the U.S. economy regain its former strength or will economic growth again lose momentum in 2003?** January/February 2003

Articles in 2002

> **USA: The last ray of hope for the world economy** November/December, 2002
> **Germany: From powerhouse to poorhouse of Western Europe?** September/October, 2002
> **USA: The U.S. consumers are well alive and kicking!** July/August, 2002
> **World:Real interest rates and funding conditions** May/June 2002
> **Euro area: Markets will once again beat economists on ECB rates!** March/April 2002
> **USA: Don't bet on a double dip in the United States!** January/February 2002

Articles in 2001

> **World: Will the New Economy Continue?** November/December 2001
> **USA: We definitely continue to believe in a V-shaped recovery** September/Oktober 2001
> **Germany: Searching for the trough of the business cycle** July/August 2001
> **USA: The most recent rise in bond prices is just a pause in a bear market** May/June 2001
> **Japan: A brief review of the recent BOJ monetary policy** March/April 2001
> **USA: U.S. economic slowdown will only lead to a short-term dollar weakening** January/February 2001

Articles in 2000

Current Financial and Economic Topics
Eurozone: bumpy road ahead!
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Interest Rate Forecast Meeting
Economists and portfolio managers from all over Germany participate in these meetings and discuss the future interest rate and economic development.
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- **Euro area: "New Economy" in the euro area will lead to a Euro rebound** November/December 2000
- **Japan: Will the Recovery result in an ongoing strong expansion?** September/October 2000
- **USA: A flexible labor market is the key issue for a bull market.** July/August 2000
- **Germany: Is a spread widening of credit products, as in the USA, a real danger for the German bond market?** May/June 2000
- **USA: Overvalued US stock market - so what?** March/April 2000
- **Germany: The return of inflation?** January/February 2000

Articles in 1999

- **World: The role of asset prices in US Fed and ESCB monetary policy** December 99
- **World: Some Thoughts on the 'liquidity' argument** November 1999
- **USA: Inflation-led interest rate fears - and rightly so?** October 1999
- **USA: Don't stay long in bonds** September 1999
- **Euro area: A review of the first six months of the euro currency** August 1999
- **USA: Do we get a bear market like in 1994 ?** July 1999
- **USA: Real Wages versus Unemployment Rate** June 1999
- **Germany: Consumer Price Inflation Forecast for 1999/2000** May 1999
- **Euro Area: Implied inflation expectations** April 1999
- **Euro Area: Real 3-month interest rates** March 1999
- **USA: Personal savings rate** February 1999

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Investor relations

Presentation

The entry of the Jumbo into the international capital markets gave the German mortgage banks the opportunity of winning new investors for the German *Pfandbrief* at an international level. Essen Hyp reacted promptly and focussed its internationally targeted funding strategies on investors' needs.

Since its first international roadshow in October 1997 which went from London, via Asia, to the United States, Essen Hyp has been presenting itself and its products on a regular basis to international investors in all important financial and commercial centers of the world.

We will continue to commit ourselves to the task of intensifying our close contact with national and international investors.

During the roadshows investors have been asking many questions on, for example, the German legal system, the distinction between the German *Pfandbrief* and other products, the quality of our cover fund, etc. Information on these and other related issues can be found in our **Glossary**.

The power point presentation is available for **download here**.

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Search: go

vdp-Pfandbrief Curve



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Credit Research
Last update: Sep 2006
Sec 28 PfandBG
Last update: Sep 2006
» more

Essen Hyp's Chief Economist Dirk Chlench ranked as one of the top forecasters » more

Ratings	public-sector *Pfandbriefe*	mortgage *Pfandbriefe*
S&P	AAA	-
Moody´s	Aaa	Aa1
Fitch Ratings	AAA	AAA

» more

Economic and Interest Rate Outlook G3
» more

Current Financial and Economic Topics
Eurozone: bumpy road ahead!
» more

Interest Rate Forecast Meeting
Economists and portfolio managers from all over Germany participate in these meetings and discuss the future interest rate and economic development.
» more

Credit Research

Overview

Pfandbrief Act

- Sec. 28 (1) (1-3) PfandBG
- Sec. 28 (2) (1a) PfandBG
- Sec. 28 (2) (1b,c) PfandBG
- Sec. 28 (2) (2) PfandBG
- Sec. 28 (3) (1) PfandBG
- Sec. 28 (3) (2) PfandBG
- Archive

Public-sector Loans

Breakdown of public-sector cover pool
- by rating
- by borrowers and regions
- by countries
- by risk weighting

Cover pool at market value
- Development/ Stress scenario

- Surplus cover

Breakdown of new lending commitments
- by rating
- by borrowers and regions
- by countries
- by risk weighting

Risk Management

- Risk Report
- Value at risk
- Worst case scenario
- Grundsatz I

Code of Conduct

- Outline

Non-cover Loans

Breakdown of non-cover loans (public-sector)
- by rating
- by borrowers
- by countries
- by risk weighting

Breakdown of new lending commitments (public-sector)
- by rating
- by borrowers
- by countries
- by risk weighting

Mortgage Loans

Breakdown of mortgage portfolio
- Domestic loans by type of property, region and LTV
- Foreign loans by type of property, country and LTV

Cover pool at market value
- Development/ Stress scenario

- Surplus cover

Breakdown of non-cover loans
- Loans with a LTV > 60%

» www.essenhyp.de

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vdp-Pfandbrief Curve



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Credit Research
Last update: Sep 2006

Sec 28 PfandBG
Last update: Sep 2006
» more

Essen Hyp's Chief Economist Dirk Chlench ranked as one of the top forecasters » more

Ratings	public-sector *Pfandbriefe*	mortgage *Pfandbriefe*
S&P	AAA	-
Moody´s	Aaa	Aa1
Fitch Ratings	AAA	AAA

» more

Economic and Interest Rate Outlook G3
» more

> **Grundsatz II**

Derivatives

> **Counterparty ratings**
> **Yield curve distribution**

Ratings

> **Overview of ratings**

Breakdown of new lending commitments

> **Domestic loans by type of property, region and LTV**
> **Foreign loans by type of property, country and LTV**

All figures are updated periodically (see **overview of updates**).

Information contained herein is subject to completion and amendment.
It should not be relied upon as a basis for investment decisions.
EssenHyp accepts no liability for any omissions or inaccuracies contained herein!

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Current Financial and Economic Topics

Eurozone: bumpy road ahead!

» more

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Economists and portfolio managers from all over Germany participate in these meetings and discuss the future interest rate and economic development.

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Overview of updates

Subject	Update period	Last update
Pfandbrief Act		
Section 28 (1) (1-3) PfandBG	quarterly	09.2006
Section 28 (2) (1a) PfandBG	quarterly	09.2006
Section 28 (2) (1b,c) PfandBG	quarterly	09.2006
Section 28 (2) (2) PfandBG	quarterly	09.2006
Section 28 (3) (1) PfandBG	quarterly	09.2006
Section 28 (3) (2) PfandBG	quarterly	09.2006
Archive	quarterly	06.2006
Public-sector loans		
Breakdown of public-sector cover pool		
by rating	monthly	09.2006
by borrowers and regions	monthly	09.2006
by countries	monthly	09.2006
by risk weighting	monthly	09.2006
Cover pool at market value		
Development/ Stress scenario	monthly	09.2006
Surplus cover	monthly	09.2006
Breakdown of new lending commitments		
by rating	monthly	09.2006
by borrowers and regions	monthly	09.2006

by countries	monthly	09.2006
by risk weighting	monthly	09.2006
Non-cover Loans		
Breakdown of non-cover loans		
by rating	monthly	09.2006
by borrowers and regions	monthly	09.2006
by countries	monthly	09.2006
by risk weighting	monthly	09.2006
Breakdown of new lending commitments		
by rating	monthly	09.2006
by borrowers and regions	monthly	09.2006
by countries	monthly	09.2006
by risk weighting	monthly	09.2006
Mortgage Loans		
Breakdown of mortgage portfolio		
domestic loans by type of property, region and LTV	quarterly	09.2006
foreign loans by type of property, country and LTV	quarterly	09.2006
Cover pool at market value		
Development/ Stress scenario	monthly	09.2006
Surplus cover	monthly	09.2006
Breakdown of non-cover loans		
Loans with a LTV > 60%	monthly	09.2006
Breakdown of new lending commitments		
domestic loans by type of property,		

region and LTV	quarterly	09.2006
foreign loans by type of property, country and LTV	quarterly	09.2006
Derivatives		
Counterparty ratings	monthly	09.2006
Yield curve distribution	monthly	09.2006
Risk Management		
Value-at-risk	monthly	09.2006
Worst-case scenario	monthly	09.2006
Grundsatz I	monthly	09.2006
Grundsatz II	monthly	09.2006

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Pfandbrief Act

Section 28 (1) (1-3) PfandBG

in EUR m

a) Total amount outstanding	Nominal value		Present value		Risk-adjusted present value	
	Sep 30, 2006	Sep 30, 2005	Sep 30, 2006	Sep 30, 2005	Sep 30, 2006	Sep 30, 2005
Mortgage Pfandbriefe	5,300.0	4,571.9	5,300.1	4,649.9	5,133.8	4,569.5
Cover assets	5,485.3	4,815.9	5,638.6	5,318.8	5,284.6	5,040.5
of which: derivatives	-	-	-	-		-
of which: derivatives (%)	-	-	-	-	-	-
of which: additional cover*	1,054.3	425.0	1,278.0	563.5	1,119.3	511.4
of which: further cover assets	-	-	-	-	-	-
Surplus cover	185.3	244.0	338.5	668.9	150.8	471.0

in EUR m

Supplementary to a): Maturity structure (remaining time to maturity)	Sep 30, 2006				Sep 30, 2005			
	<=1 year	>1 year <=5 years	>5 years <=10 years	>10 years	<=1 years	>1 year <=5 years	>5 years <=10 years	>10 years
Mortgage Pfandbriefe	1,394.2	2,435.5	1,252.8	217.5	1,233.4	2,717.9	620.6	0.0
Cover assets	532.5	898.2	2,883.8	1,170.8	404.4	740.3	2,697.9	973.3
of which: additional cover*	102.3	0.0	137.0	815.0	0.0	0.0	0.0	425.0

in EUR m

b) Total amount	Nominal value	Present value	Risk-adjusted present

outstanding					value	
	Sep 30, 2006	**Sep 30, 2005**	**Sep 30, 2006**	**Sep 30, 2005**	**Sep 30, 2006**	**Sep 30, 2005**
Public-sector Pfandbriefe	68,408.4	55,853.9	67,724.9	57,311.8	66,051.0	55,878.7
Cover assets	70,812.4	57,387.3	72,575.3	61,710.1	69,895.7	59,260.4
of which: derivatives	-	-	-	-	-	-
of which: derivatives (%)	-	-	-	-	-	-
of which: additional cover*	5,317.1	-	5,051.2	-	4,938.9	
of which: further cover assets	-	-	-	-	-	-
deduction: currency scenario	-	-		-	46.4	116.0
Surplus cover	2,404.0	1,533.4	4,850.4	4,398.3	3,798.3	3,265.7

in EUR m

Supplementary to b): Maturity structure (remaning time to maturity)	**Sep 30, 2006**				**Sep 30, 2005**			
	<=1 year	>1 year <=5 years	>5 years <=10 years	>10 years	<=1 year	>1 year <=5 years	>5 years <=10 years	>10 years
Public-sector Pfandbriefe	16,389.9	43,337.2	6,201.8	2,479.5	12,014.8	35,005.1	8,283.5	550.5
Cover assets	10,776.0	28,241.5	21,571.4	10,223.5	3,411.7	22,020.9	23,805.2	8,149.5
of which: additional cover*	-	875.1	3,849.7	592.3	-	-	-	-

*securities issued by other borrowers

The calculation of the risk-adjusted present value is based on the dynamic approach.

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ESSEN HYP

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Pfandbrief Act

Section 28 (2) (1a) PfandBG

Breakdown of the total amount of mortgage loans serving as cover as defined in Section 28 (1) (1) of the German Pfandbrief Act (PfandBG) by loan size in accordance with **Section 28 (2) (1a)** of the PfandBG. All mortgage loans are stated at their nominal value. This overview is updated quarterly.

in EUR m

	Sep 30, 2006	**Sep 30, 2005**
<= € 300,000	3,228.6	3,172.0
> € 300,000 - € 5,000,000	394.6	470.1
> € 5,000,000	807.9	748.8
Total amount	4,431.1	4,390.9

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Pfandbrief Act

Section 28 (2) (1b and c) PfandBG

Breakdown of mortgage loans serving as cover by countries in which the properties are located and by types of use

in EUR m

	Mortgage loans serving as cover			
	Sep 30, 2006		Sep 30, 2005	
	Commercial	**Residential**	**Commercial**	**Residential**
Germany				
Condominiums	-	649.06	-	653.20
Detached and semi-detached houses	-	2,460.42	-	2,404.80
Apartment buildings	-	391.93	-	517.50
Office	360.47	-	381.30	-
Retail	247.86	-	229.40	-
Industrial	54.93	-	58.80	-
Other commercial properties	78.22	-	116.60	-
Buildings under construction, not yet generating earnings	0.00	-	0.00	-
Building sites	0.00	-	0.00	-
Total Germany	741.48	3,501.41	786.10	3,575.50

in EUR m

	Mortgage loans serving as cover			
	Sep 30, 2006		Sep 30, 2005	
	Commercial	**Residential**	**Commercial**	**Residential**
England				
Condominiums	-	0.00	-	0.00
Detached and semi-detached houses	-	0.00	-	0.00

Apartment buildings	-	0.00	-	0.00
Office	77.37	-	0.00	-
Retail	0.00	-	0.00	-
Industrial	0.00	-	0.00	-
Other commercial properties	0.00	-	0.00	-
Buildings under construction, not yet generating earnings	0.00	-	0.00	-
Building sites	0.00	-	0.00	-
Total England	77.37	0.00	0.00	0.00

in EUR m

	Mortgage loans serving as cover			
	Sep 30, 2006		**Sep 30, 2005**	
	Commercial	**Residential**	**Commercial**	**Residential**
Belgium				
Condominiums	-	0.00	-	0.00
Detached and semi-detached houses	-	0.00	-	0.00
Apartment buildings	-	0.51	-	0.50
Office	0.00	-	1.00	-
Retail	0.00	-	0.00	-
Industrial	0.00	-	0.00	-
Other commercial properties	0.00	-	0.00	-
Buildings under construction, not yet generating earnings	0.00	-	0.00	-
Building sites	0.00	-	0.00	-
Total Belgium	0.00	0.51	1.00	0.50

in EUR m

	Mortgage loans serving as cover			
	Sep 30, 2006		**Sep 30, 2005**	
	Commercial	**Residential**	**Commercial**	**Residential**
France				
Condominiums	-	0.00	-	0.00
Detached and semi-detached houses	-	0.00	-	0.00
Apartment buildings	-	0.00	-	0.00

Office	42.20	-	0.10	-
Retail	0.00	-	0.00	-
Industrial	0.00	-	0.00	-
Other commercial properties	19.00	-	0.00	-
Buildings under construction, not yet generating earnings	0.00	-	0.00	-
Building sites	0.00	-	0.00	-
Total France	61.20	0.00	0.10	0.00

in EUR m

	Mortgage loans serving as cover			
	Sep 30, 2006		**Sep 30, 2005**	
	Commercial	**Residential**	**Commercial**	**Residential**
The Netherlands				
Condominiums	-	0.00	-	0.00
Detached and semi-detached houses	-	0.00	-	0.00
Apartment buildings	-	0.00	-	0.00
Office	49.09	-	27.60	-
Retail	0.00	-	0.00	-
Industrial	0.00	-	0.00	-
Other commercial properties	0.00	-	0.00	-
Buildings under construction, not yet generating earnings	0.00	-	0.00	-
Building sites	0.00	-	0.00	-
Total The Netherlands	49.09	0.00	27.60	0.00
Total	**929.14**	**3,501.92**	**814.80**	**3,576.00**

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Pfandbrief Act

Section 28 (2) (2) PfandBG

Total amount of payments in arrears for at least 90 days in respect of the mortgage loans serving as cover for mortgage Pfandbriefe as defined in Section 28 (1) (1) of the German Pfandbrief Act (PfandBG). These figures are broken down by countries and updated quarterly **(Section 28 (2) (2) PfandBG).**

in EUR m

Total amount of payments in arrears for more than 90 days	**Sep 30, 2006**	**Sep 30, 2005**
Germany	0.0	0.5
Total	0.0	0.5

Pfandbrief Act

Section 28 (3) (1) PfandBG

Assets serving as cover for the public-sector Pfandbriefe outstanding (in accordance with Section 28 (1) (1) of the German Pfandbrief Act (PfandBG)). The figures are broken down by the countries in which the borrowers are
domiciled and show the nominal value of the cover assets broken down by borrower types (in accordance with **Section 28 (3) (1) PfandBG**).

	Assets serving as cover in EUR m	
	Sep 30, 2006	**Sep 30, 2005**
Austria		
Government	0.0	92.0
Regional authorities	0.0	0.0
Local authorities	0.0	0.0
Other borrowers	1,383.2	1.193.2
Total	1,383.2	1.285.2

	Assets serving as cover in EUR m	
	Sep 30, 2006	**Sep 30, 2005**
Belgium	0.0	0.0
Government	0.0	27.8
Regional authorities	0.0	0.0
Local authorities	0.0	0.0
Other borrowers	90.0	90.0
Total	90.0	117.8

	Assets serving as cover in EUR m	
	Sep 30, 2006	**Sep 30, 2005**
Canada		

Government	0.0	0.0
Regional authorities	455.4	324.4
Local authorities	0.0	0.0
Other borrowers	176.5	118.4
Total	631.9	442.8

	Assets serving as cover in EUR m	
	Sep 30, 2006	**Sep 30, 2005**
Cyprus		
Government	99.5	99.5
Regional authorities	0.0	0.0
Local authorities	0.0	0.0
Other borrowers	0.0	0.0
Total	99.5	99.5

	Assets serving as cover in EUR m	
	Sep 30, 2006	**Sep 30, 2005**
Czech Republic		
Government	238.0	200.0
Regional authorities	0.0	0.0
Local authorities	49.1	49.1
Other borrowers	11.8	12.7
Total	298.9	261.8

	Assets serving as cover in EUR m	
	Sep 30, 2006	**Sep 30, 2005**
Denmark		
Government	0.0	0.0
Regional authorities	0.0	0.0
Local authorities	0.0	0.0
Other borrowers	231.0	0.0
Total	231.0	0.0

	Assets serving as cover in EUR m	
	Sep 30, 2006	**Sep 30, 2005**
Finland		
Government	447.8	51.1
Regional authorities	0.0	0.0
Local authorities	0.0	0.0
Other borrowers	169.0	0.0
Total	616.8	51.1

	Assets serving as cover in EUR m	
	Sep 30, 2006	**Sep 30, 2005**
France		
Government	2.5	2.5
Regional authorities	0.0	0.0
Local authorities	12.3	12.9
Other borrowers	1,045.0	500.0
Total	1,059.8	515.4

	Assets serving as cover in EUR m	
	Sep 30, 2006	**Sep 30, 2005**
Germany		
Government	2,907.2	1,106.7
Regional authorities	27,352.3	22,219.6
Local authorities	2,410.9	2,622.5
Other borrowers	18,490.8	21,791.9
Total	51,161.2	47,740.7

	Assets serving as cover in EUR m	
	Sep 30, 2006	**Sep 30, 2005**
Great Britain		
Government	0.0	0.0
Regional authorities	0.0	0.0
Local authorities	41.3	0.0
Other borrowers	794.8	26.0

Total	836.1	26.0

	Assets serving as cover in EUR m	
	Sep 30, 2006	**Sep 30, 2005**
Greece		
Government	827.5	2.5
Regional authorities	0.0	0.0
Local authorities	0.0	0.0
Other borrowers	35.0	35.0
Total	862.5	37.5

	Assets serving as cover in EUR m	
	Sep 30, 2006	**Sep 30, 2005**
Hungary		
Government	546.2	545.2
Regional authorities	0.0	0.0
Local authorities	0.0	0.0
Other borrowers	50.0	50.0
Total	596.2	595.2

	Assets serving as cover in EUR m	
	Sep 30, 2006	**Sep 30, 2005**
Iceland		
Government	0.0	0.0
Regional authorities	0.0	0.0
Local authorities	0.0	0.0
Other borrowers	254.5	105.0
Total	254.5	105.0

	Assets serving as cover in EUR m	
	Sep 30, 2006	**Sep 30, 2005**
Ireland		
Government	0.0	0.0

Regional authorities	0.0	0.0
Local authorities	0.0	0.0
Other borrowers	165.0	0.0
Total	165.0	0.0

	Assets serving as cover in EUR m	
	Sep 30, 2006	**Sep 30, 2005**
Italy		
Government	2,225.0	0.0
Regional authorities	1,008.3	304.7
Local authorities	344.9	85.0
Other borrowers	10.0	0.0
Total	3,588.2	389.7

	Assets serving as cover in EUR m	
	Sep 30, 2006	**Sep 30, 2005**
Japan		
Government	0.0	0.0
Regional authorities	87.0	0.0
Local authorities	0.0	0.0
Other borrowers	0.0	0.0
Total	87.0	0.0

	Assets serving as cover in EUR m	
	Sep 30, 2006	**Sep 30, 2005**
Latvia		
Government	45.0	45.0
Regional authorities	0.0	0.0
Local authorities	0.0	0.0
Other borrowers	0.0	0.0
Total	45.0	45.0

Assets serving as cover in EUR m

	Sep 30, 2006	Sep 30, 2005
Lithunia		
Government	39.0	39.0
Regional authorities	0.0	0.0
Local authorities	0.0	0.0
Other borrowers	0.0	0.0
Total	39.0	39.0

	Assets serving as cover in EUR m	
	Sep 30, 2006	**Sep 30, 2005**
Luxembourg		
Government	0.0	0.0
Regional authorities	0.0	0.0
Local authorities	0.0	0.0
Other borrowers	144.5	0.0
Total	144.5	0.0

	Assets serving as cover in EUR m	
	Sep 30, 2006	**Sep 30, 2005**
Norway		
Government	0.0	0.0
Regional authorities	0.0	0.0
Local authorities	0.0	0.0
Other borrowers	95.0	0.0
Total	95.0	0.0

	Assets serving as cover in EUR m	
	Sep 30, 2006	**Sep 30, 2005**
Poland		
Government	516.4	499.4
Regional authorities	0.0	0.0
Local authorities	0.0	0.0
Other borrowers	0.0	0.0
Total	516.4	499.4

	Assets serving as cover in EUR m	
	Sep 30, 2006	**Sep 30, 2005**
Portugal		
Government	1,082.0	1,855.0
Regional authorities	0.0	0.0
Local authorities	0.0	0.0
Other borrowers	0.0	0.0
Total	1,082.0	1,855.0

	Assets serving as cover in EUR m	
	Sep 30, 2006	**Sep 30, 2005**
Slovak Republic		
Government	297.5	218.5
Regional authorities	0.0	0.0
Local authorities	0.0	0.0
Other borrowers	0.0	0.0
Total	297.5	218.5

	Assets serving as cover in EUR m	
	Sep 30, 2006	**Sep 30, 2005**
Slovenia		
Government	0.0	54.1
Regional authorities	0.0	0.0
Local authorities	0.0	0.0
Other borrowers	0.0	0.0
Total	0.0	54.1

	Assets serving as cover in EUR m	
	Sep 30, 2006	**Sep 30, 2005**
Spain		
Government	0.0	0.0
Regional authorities	2,053.4	1,169.2

Local authorities	10.0	0.0
Other borrowers	2,036.8	333.0
Total	4,100.2	1,502.2

	Assets serving as cover in EUR m	
	Sep 30, 2006	**Sep 30, 2005**
Sweden		
Government	0.0	86.9
Regional authorities	0.0	0.0
Local authorities	270.5	133.9
Other borrowers	0.0	0.0
Total	270.5	220.8

	Assets serving as cover in EUR m	
	Sep 30, 2006	**Sep 30, 2005**
Switzerland		
Government	0.0	0.0
Regional authorities	214.1	189.3
Local authorities	54.2	0.0
Other borrowers	150.0	0.0
Total	418.3	189.3

	Assets serving as cover in EUR m	
	Sep 30, 2006	**Sep 30, 2005**
The Netherlands		
Government	0.0	0.0
Regional authorities	0.0	0.0
Local authorities	1.9	3.8
Other borrowers	467.0	68.0
Total	468.9	71.8

	Assets serving as cover in EUR m	
	Sep 30, 2006	**Sep 30, 2005**

United Staates		
Government	83.0	84.4
Regional authorities	278.0	200.4
Local authorities	634.4	33.2
Other borrowers	377.9	59.9
Total	1,373.3	377.9

	Assets serving as cover in EUR m	
	Sep 30, 2006	**Sep 30, 2005**
Others		
Government	0.0	452.8
Regional authorities	0.0	42.0
Local authorities	0.0	0.0
Other borrowers	0.0	151.8
Total	0.0	646.6
Total amount	70,812.4	57,387.3

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Pfandbrief Act

Section 28 (3) (2) PfandBG

Total amount of payments in arrears for at least 90 days in respect of the public-sector loans serving as cover for public-sector Pfandbriefe as defined in Section 28 (1) (1) of the German Pfandbrief Act (PfandBG). These figures are broken down by regions and updated quarterly **(Section 28 (3) (2) PfandBG).**

Total amount of payments in arrears for more than 90 days in EUR m

	Sep 30, 2006	Sep 30, 2005
Country	0	0
Government	0	0
Regional authorities	0	0
Local authorities	0	0
Other borrowers	0	0
Total	0	0
Total	0	0

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Pfandbrief Act

Archive

This is where we file the quarterly information which we publish in accordance with Section 28 of the German Pfandbrief Act (PfandBG). Accordingly, investors can compare the current data to the figures from the previous quarters.

March 31, 2006
- **Sec. 28 (1) (1-3) PfandBG**
- **Sec. 28 (2) (1a) PfandBG**
- **Sec. 28 (2) (1b,c) PfandBG**
- **Sec. 28 (2) (2) PfandBG**
- **Sec. 28 (3) (1) PfandBG**
- **Sec. 28 (3) (2) PfandBG**

December 31, 2005
- **Sec. 28 (1) (1-3) PfandBG**
- **Sec. 28 (2) (1a) PfandBG**
- **Sec. 28 (2) (1b,c) PfandBG**
- **Sec. 28 (2) (2) PfandBG**
- **Sec. 28 (3) (1) PfandBG**
- **Sec. 28 (3) (2) PfandBG**

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Public-sector loans

Breakdown of cover pool by rating

S & P/ Moody's / Fitch 30.09.2006

Should the rating agencies come to different rating results, the worst rating is taken into account.

by rating	**in Euro m**	**in %**
AAA / Aaa / AAA	23,678	33.38
AA+ / Aa1 / AA+	4,944	6.97
AA / Aa2 / AA	3,935	5.55
AA- / Aa3 / AA-	18,765	26.46
A+ / A1 / A+	3,635	5.12
A / A2/ A	3,463	4.88
A- / A3 / A-	851	1.20
BBB+ / Baa1 / BBB+	1,178	1.66
BBB / Baa2 / BBB	0	0.00
Without rating *	10,480	14.78
Total	**70,929**	**100.00**

*** - Without rating**	**in Euro m**	**in %**
Public-sector banks and saving banks	5,299	7.47
Cities, municipalities, non-profit organizations and loans guaranteed by municipal authorities	4,433	6.25

Loans within the EU (public-sector banks, EU member states,

regional governments, cities and municipalities). Loans guaranteed by EU member states and EU institutions.	417	0.59
Others	331	0.47
Total	**10,480**	**14.78**

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Public-sector loans

Breakdown of cover pool by borrowers and regions

Cover fund total: Euro 70,929m

Information as permitted by banking confidentiality. 30.09.2006

Please click on the different parts of the pie chart for further information.


Foreign territorial authorities and institutions governed by public law
Credit institutions governed by public law and savings banks
13.78%
27.84%
6.45%
Public-sector credit institutions with special tasks (risk weighting of 0)
9.18%
42.75%
Towns and municipalities, municipal special purpose associations, non-profit organizations and loans guaranteed by municipal authorities
The German Federal Government, the Federal Governments Special Fund and the German Federal States (Länder)

by borrowers	in Euro m	in %
The German Federal Government, the Federal Governments Special Fund and the German Federal States (Länder)	30,319	42.75
Towns and municipalities, municipal special purpose associations,		

non-profit organizations and loans guaranteed by municipal authorities	4,578	6.45
Public-sector credit institutions with special tasks (risk weighting of 0)	6,514	9.18
Credit institutions governed by public law and savings banks	9,774	13.78
Foreign territorial authorities and institutions governed by public law	19,744	27.84
Total	**70,929**	**100.00**

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Public-sector loans

Breakdown of cover pool by borrowers and regions

Cover fund total: Euro 70,929 m

Information as permitted by banking confidentiality.	30.09.2006
The German Federal Government, the Federal Government's Special Fund and the German Federal States (Länder)	**in Euro m**
Federal Government of Germany	1,242
Federal Government's Special Fund	1,703
Laender (individual German Federal States)	27,374
Total	**30,319**

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Public-sector loans

Breakdown of cover pool by borrowers and regions

Cover fund total: Euro 70,929 m

Information as permitted by banking confidentiality.	30.09.2006
Towns and municipalities, municipal special purpose associations, non-profit organizations and loans guaranteed by municipal authorities	**in Euro m**
Baden-Wuerttemberg	219
Bavaria	245
Berlin	0
Brandenburg	1
Bremen	131
Hamburg	618
Hesse	178
Lower Saxony	1,054
Mecklenburg-Western Pomerania	26
North Rhine-Westphalia	1,278
Rhineland-Palatinate	125
Saarland	78
Saxony	1
Saxony-Anhalt	1
Schleswig-Holstein	596
Thuringia	27
Total	**4,578**

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Public-sector loans

Breakdown of cover pool by borrowers and regions

Cover fund total: Euro 70,929 m

Information as permitted by banking confidentiality.	30.09.2006
Public-sector credit institutions with special tasks (risk weighting of 0)	**in Euro m**
special public sector banks (solva 0)	6,514
Total	**6,514**

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Public-sector loans

Breakdown of cover pool by borrowers and regions

Cover fund total: Euro 70,929 m

Information as permitted by banking confidentiality.	30.09.2006
Credit institutions governed by public law and savings banks	**in Euro m**
Public-sector banks/ financial institution	4,856
Savings banks in	**in Euro m**
Baden-Wuerttemberg	1,184
Bavaria	55
Bremen	0
Hamburg	80
Hesse	172
Lower Saxony	525
Mecklenburg-Western Pomerania	55
North Rhine-Westphalia	2,361
Rhineland-Palatinate	101
Saarland	0
Saxony	0
Schleswig-Holstein	370
Mortgage loans guaranteed by the public-sector	15
Total	**9,774**

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Public-sector loans

Breakdown of cover pool by borrowers and regions

Cover fund total: Euro 70,929m

Information as permitted by banking confidentiality.	30.09.2006
Loans within EU	**in Euro m**
Public-sector banks in EU member states	5,481
EU member states	6,365
EU regional governments	3,066
EU member states, cities and municipalities	728
Loans guaranteed by EU member states	1,122
EU institutions	25
Subtotal	**16,787**
Other Foreign Loans	**in Euro m**
Public-sector banks	621
States	84
Regional governments	1,095
cities and municipalities	693
Loans guaranteed by foreign states	464
Subtotal	2,957
Total	**19,744**

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Public-sector loans

Breakdown of cover pool by countries

		30.09.2006
by countries	**in Euro m**	**in %**
Austria	1,383	1.95
Belgium	90	0.13
Canada	689	0.97
Cyprus	99	0.14
Czech Republic	300	0.42
Denmark	231	0.33
Finland	617	0.87
France	1,060	1.49
Germany	51,184	72.16
Great Britain	835	1.18
Greece	863	1.22
Hungary	595	0.84
Iceland	259	0.37
Ireland	165	0.23
Italy	3,593	5.07
Latvia	45	0.06
Lithunia	39	0.05
Luxembourg	145	0.20
Norway	95	0.13
Poland	516	0.73
Portugal	1,082	1.53
Slovak Republic	298	0.42

Slovenia	0	0.00
Spain	4,100	5.78
Sweden	269	0.38
Switzerland	427	0.60
The Netherlands	469	0.66
The United States	1,394	1.97
Others	87	0.12
Total	**70,929**	**100.00**

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Public-sector loans

Breakdown of cover pool by risk weighting

		30.09.2006
Risk weighting	**in Euro m**	**in %**
0%	51,055	71.98
10%	598	0.84
20%	19,276	27.18
100%	0	0.00
Total	**70,929**	**100.00**

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Public-sector loans - Cover pool at market value

Development / Stress scenario

Date	Market value (cover pool)	Market value (public-sector Pfandbriefe)	Market value surplus cover in € m	Surplus cover in %	Market value (dynamic approach) Surplus cover in € m in the case of rising yields	Market value (dynamic approach) Surplus cover in % in the case of rising yields	Market value (dynamic approach) Surplus cover in € m in the case of falling yields	Market value (dynamic approach) Surplus co in % in tl case of fall yields
30.09.2006	72,575.12	67,724.77	4,850.35	7.16	3,798.24	5.75	6,130.16	8.82
31.08.2006	69,812.84	65,862.85	3,949.99	6.00	2,936.87	4.57	5,195.37	7.69
31.07.2006	69,173.31	65,500.19	3,673.12	5.61	2,760.76	4.32	4,791.91	7.13
30.06.2006	67,581.61	63,727.44	3,854.17	6.05	3,161.51	5.09	4,667.92	7.14
31.05.2006	67,141.31	62,666.43	4,474.88	7.14	3,538.58	5.80	5,597.92	8.70
30.04.2006	65,277.48	61,164.14	4,113.34	6.73	3,275.96	5.51	5,057.34	8.03
31.03.2006	64,298.86	59,816.66	4,482.20	7.49	3,662.65	6.29	5,311.48	8.64
28.02.2006	64,272.59	58,886.18	5,386.41	9.15	4,501.30	7.85	6,060.05	10.02
31.01.2006	63,576.51	59,431.23	4,145.28	6.97	3,241.77	5.59	4,739.66	7.77
31.12.2005	64,464.41	60,036.96	4,609.46	7.68	3,504.74	5.98	5,416.91	8.80
30.11.2005	62,430.51	58,031.65	4,398.87	7.58	3,311.46	5.85	5,498.20	9.24
31.10.2005	61,530.28	56,677.61	4,852.67	8.56	3,780.43	6.84	5,952.40	10.24
30.09.2005	61,710.08	57,311.84	4,398.23	7.67	3,265.64	5.84	5,564.87	9.46
31.08.2005	59,821.89	54,513.21	5,308.68	9.74	4,180.94	7.86	6,407.15	11.46
31.07.2005	56,684.00	51,899.00	4,784.00	9.22	3,868.00	7.59	5,586.00	10.57
30.06.2005	58,357.09	53,981.53	4,375.56	8.11	3,328.38	6.27	5,287.48	9.64
31.05.2005	58,377.81	53,620.74	4,757.07	8.87	3,792.13	7.19	5,565.80	10.20
30.04.2005	57,030.69	52,985.78	4,044.91	7.63	3,116.60	5.99	4,831.23	8.95
31.03.2005	56,097.38	52,331.95	3,765.43	7.20	2,833.37	5.54	4,632.64	8.65

28.02.2005	54,733.21	50,224.00	4,509.21	8.98	3,602.76	7.34	5,314.14	10.33
31.01.2005	56,528.60	51,756.35	4,772.24	9.22	3,772.96	7.46	5,655.67	10.67

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ESSEN HYP

Public-sector loans

Breakdown of cover pool
Surplus cover

all amounts in Euro m

Date	Public-sector *Pfandbriefe* outstanding	Cover	Surplus cover	in %	Bonds and loans not yet serving as cover *	in %	Total in %
30/09/2006	68,536.00	70,929.00	2,393.0	3.5	804.30	1.2	4.7
31/08/2006	66,732.00	68,381.00	1,649.00	2.5	296.30	0.4	2.9
31/07/2006	66,517.00	68,051.00	1,534.00	2.3	190.80	0.3	2.6
30/06/2006	64,932.05	66,673.25	1,741.20	2.7	142.70	0.2	2.9
31/05/2006	63,572.00	65,542.00	1,970.00	3.1	398.40	0.6	3.7
30/04/2006	62,103.00	63,822.00	1,719.00	2.8	536.60	0.9	3.7
31/03/2006	60,439.00	62,494.00	2,055.00	3.4	357.80	0.6	4.0
28/02/2006	59,013.00	61,687.00	2,674.00	4.5	281.80	0.5	5.0
31/01/2006	59,483.00	60,996.00	1,513.00	2.5	486.30	0.8	3.3
31/12/2005	59,759.93	61,340.01	1,580.08	2.6	250.00	0.4	3.0
30/11/2005	57,693.00	59,110.10	1,417.10	2.5	548.10	1.0	3.5
31/10/2005	55,732.50	57,957.39	2,224,89	4.0	661.20	1.2	5.2
30/09/2005	55,853.90	57,387.30	1,533.40	2.7	583.60	1.0	3.7
31/08/2005	53,309.56	55,481.34	2,171.78	4.1	676.9	1.3	5.4
31/07/2005	50,685.58	52,655.52	1,969.94	3.9	1,332.70	2.6	6.5
30/06/2005	52,526.11	53,660.77	1,134.66	2.2	304.45	0.6	2.8
31/05/2005	52,313.45	53,968.26	1,654.81	3.2	615.90	1.2	4.4
30/04/2005	51,789.87	53,005.58	1,215.71	2.3	801.10	1.5	3.8
31/03/2005	51,454.69	52,631.75	1,177.06	2.3	797.80	1.6	3.9

28/02/2005	49,243.87	51,269.03	2,025.16	4.1	535.80	1.1	5.2
31/01/2005	50,603.72	52,399.46	1,795.74	3.5	717.60	1.4	4.9

* For technical reasons (e.g. due to the absence of certificates).
These bonds and loans are usually included in the cover pool within a few weeks.

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Public-sector loans - Breakdown of new lending commitments

by rating

S & P/ Moody's / Fitch		30.09.2006

Should the rating agencies come to different rating results, the worst rating is taken into account.

by rating	**in Euro m**	**in %**
AAA / Aaa / AAA	8,182	34.10
AA+ / Aa1 / AA+	1,514	6.31
AA / Aa2 / AA	714	2.98
AA- / Aa3 / AA-	5,407	22.53
A+ / A1 / A+	2,046	8.53
A / A2/ A	3,543	14.76
A- / A3 / A-	841	3.50
BBB+ / Baa1 / BBB+	262	1.09
BBB / Baa2 / BBB	0	0.00
Without rating *	1,487	6.20
Total	**23,996**	**100.00**

*** - Without rating**	**in Euro m**	**in %**
Public-sector banks and saving banks	806	3.36
Cities, municipalities, non-profit organizations and loans guaranteed by municipal authorities	573	2.39
Loans within the EU (Public-sector banks, EU member states, regional governments, cities and municipalities). Loans guaranteed by EU member states and EU institutions.	108	0.45
Others	0	0.00

Total	**1,487**	**6.20**

ESSEN HYP

Public-sector loans - Breakdown of new lending commitments

by borrowers and regions

Information as permitted by banking confidentiality. 30.09.2006

Please click on the different parts of the pie chart for further information.


Credit institutions governed by public law and savings banks
1.35%
32.85%
Towns and municipalities, municipal special purpose associations, non-profit organizations and loans guaranteed by municipal authorities
2.39%
The German Federal Government, the Federal Governments Special Fund and the German Federal States (Länder)
52.13%
Foreign territorial authorities and institutions governed by public law
Public-sector credit institutions with special tasks (risk weighting of 0)
11.28%

by borrowers	in Euro m	in %
The German Federal Government, the Federal Government's Special Fund and the German Federal States (Länder)	7,883	32.85
Towns and municipalities, municipal special purpose associations, non-profit organizations and loans guaranteed by municipal authorities	573	2.39

Public-sector credit institutions with special tasks (risk weighting of 0)	2,706	11.28
Credit institutions governed by public law and savings banks	324	1.35
Foreign territorial authorities and institutions governed by public law	12,510	52.13
Total	**23,996**	**100.00**

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Public-sector loans - Breakdown of new lending commitments

by borrowers and regions

Information as permitted by banking confidentiality.	30.09.2006
The German Federal Government, the Federal Government's Special Fund and the German Federal States (Länder)	**in Euro m**
Federal Government of Germany	128
Federal Government's Special Fund	935
Laender (individual German Federal States)	6,820
Total	**7,883**

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Public-sector loans - Breakdown of new lending commitments

by borrowers and regions

Information as permitted by banking confidentiality.	30.09.2006
Towns and municipalities, municipal special purpose associations, non-profit organizations and loans guaranteed by municipal authorities	**in Euro m**
Baden-Wuerttemberg	11
Bavaria	0
Berlin	0
Brandenburg	1
Bremen	0
Hamburg	20
Hesse	0
Lower Saxony	150
Mecklenburg-Western Pomerania	0
North Rhine-Westphalia	37
Rhineland-Palatinate	1
Saarland	0
Saxony	0
Saxony-Anhalt	0
Schleswig-Holstein	353
Thuringia	0
Total	**573**

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ESSEN HYP

Public-sector loans - Breakdown of new lending commitments

by borrowers and regions

Information as permitted by banking confidentiality.	30.09.2006
Public-sector credit institutions with special tasks (risk weighting of 0)	**in Euro m**
special public sector banks (solva 0)	2,706
Total	**2,706**

Public-sector loans - Breakdown of new lending commitments

by borrowers and regions

Information as permitted by banking confidentiality.	30.09.2006
Credit institutions governed by public law and savings banks	**in Euro m**
Public-sector banks and Private banks/ financial institution	284
Savings banks in	**in Euro m**
Baden-Wuerttemberg	0
Bavaria	0
Hamburg	0
Hesse	0
Lower Saxony	0
Mecklenburg-Western Pomerania	0
North Rhine-Westphalia	25
Rhineland-Palatinate	0
Saxony	0
Schleswig-Holstein	15
Total	**324**

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Public-sector loans - Breakdown of new lending commitments

by borrowers and regions

Information as permitted by banking confidentiality.	30.09.2006
Loans within EU	**in Euro m**
Public-sector banks in EU member states	5,072
EU member states	3,433
EU regional governments	1,343
EU member states, cities and municipalities	463
Loans guaranteed by EU member states	150
EU institutions	25
Subtotal	**10,486**
Other Foreign Loans	**in Euro m**
Public-sector banks	631
States	0
Regional governments	394
Foreign member states, cities and municipalities	764
Loans guaranteed by foreign states	235
Subtotal	2,024
Total	**12,510**

ESSEN HYP

Public-sector loans - Breakdown of new lending commitments

by countries

		30.09.2006
by countries	**in Euro m**	**in %**
Austria	467	1.95
Belgium	0	0.00
Canada	250	1.04
Cyprus	0	0.00
Czech Republic	0	0.00
Denmark	167	0.70
Estonia	0	0.00
Finland	445	1.85
France	651	2.71
Great Britain	743	3.10
Germany	11,486	47.88
Greece	1,210	5.04
Hungary	25	0.10
Iceland	84	0.35
Ireland	281	1.17
Italy	1,541	6.42
Latvia	0	0.00
Lithuania	0	0.00
Luxembourg	25	0.10
Norway	140	0.58
Poland	98	0.41
Portugal	1,170	4.88

Slovak Republic	0	0.00
Slovenia	0	0.00
Spain	3,178	13.25
Sweden	123	0.51
Switzerland	274	1.14
The Netherlands	361	1.50
The United States	1,159	4.83
Others	118	0.49
Total	**23,996**	**100.00**

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Public-sector loans - Breakdown of new lending commitments

by risk weighting

30.09.2006

Risk weighting	in Euro m	in %
0%	15,843	66.02
10%	645	2.69
20%	7,508	31.29
Total	**23,996**	**100.00**

ESSEN HYP

Credit Research

Risk Report

Risk management

The identification, quantification, aggregation and management of all relevant risks is pivotal for ensuring an efficient risk management and optimizing the allocation of capital to the bank's different business units in accordance with risk-return considerations. Risk management at Essen Hyp is governed by risk guidelines and appropriate organizational structures, as well as by measuring and monitoring methods which are geared towards the bank's business activities.

Risk management principles and organization

The risk management policies of Essen Hyp have been decided by its Board of Managing Directors in accordance with the Commerzbank Group's guidelines. Essen Hyp has an efficient system of risk management and control, which is constantly being refined with a view to the future. We have been closely cooperating with our parent company, the Commerzbank AG, in the field of risk controlling for years. This cooperation includes, in particular, the submission of daily reports on balance sheet and off-balance sheet items, as well as the reporting of credit and market risks to our parent company. The aim is to ensure uniform risk management and controlling throughout the Group. Essen Hyp makes use of state-of-the-art risk measurement and management tools, given that this is pivotal for professional and active risk management and controlling.

According to the general guidelines agreed upon by the Board of Managing Directors risks may only be taken within a predefined risk framework while complying with applicable law. The Board of Managing Directors has established a system of risk limits, including a stop loss limit, taking into account the amount of available capital and the bank's earnings performance, as well as the risk management requirements of the Group as a whole.

Any changes relating to limits and limit systems require the approval of the Commerzbank's Central Risk Control Unit (ZRC) prior to a decision by our Supervisory Board and our Risk Committee. In addition to our own calculations, we receive continued feedback regarding our risk positions from ZRC because Essen Hyp is integrated into the Commerzbank's daily reporting system. This helps us to further validate our risk models. In 2005 our risk management was linked even closer to that of the Commerzbank AG. We have nearly completed a separate project on the uniform calculation and presentation of liquidity risks throughout the Group and will be able to establish limits in the first quarter of 2006. Furthermore, we calculate both overall market risk figures and specific market risk figures on a daily basis.

To further improve process reliability, Essen Hyp launched a project to generate the gap report directly from its

front-end system ATLAS as early as 2003. This required substantial restructuring, which was completed in 2004. Based on this new mode of calculation we started an additional project in 2005, which aims at directly calculating risk figures on the basis of the data provided by our front-end system Front Arena. This will ensure maximum accuracy and data security when calculating these figures. In addition, this will allow us to further refine and differentiate risk measurement, include additional scenario analyses and stress tests, simplify procedures and enhance the analysis of risk sensivities. We plan to fully implement this project in the first quarter of 2006. In the period under review we started to use economic capital as the basis for our risk management and performance measurement. This was done in coordination with our parent company. Economic capital is defined as the amount of capital which, by assuming a given probability, will be needed to cover unexpected losses from risk positions during a certain period of time. Economic capital does not mean that the amount in question is actually available. Instead, the term relates to the amount of capital which will be needed in view of the given risks. These risks, including for instance, credit risk, market risk, operational risk and business risk, are calculated by using the so-called value at risk (VaR) approach. VaR is defined as the maximum loss in value a portfolio could suffer by assuming a given probability (confidence level) during a given holding period. Correlation effects which may occur within the Group are taken into account.

Essen Hyp has a sophisticated risk monitoring system in place. This risk monitoring system is described in detail in several organizational manuals which are available in electronic form. These manuals have been summarized in a generic description of the systematics, which is meant as an overall reference. The following table shows the most important risk control and risk management tasks and their assignment to organizational units:

Management of market and liquidity risk	
Management of interest rate, liquidity and currency risk	Treasury Department, Bank Management Department
Risk measurement and reporting, development of uniform methods and procedures	Controlling Department
Review transactions with regard to market value and plausibility	Market Conformity Checking Section
Risk reporting	Controlling Department, Market Conformity Checking Section
Management of credit and counterparty risk	
Public-sector borrowers, credit institutions governed by private law and companies	Treasury Department, Credit Research Department
Credit quality research (public-sector lending)	Credit Research Department
Credit quality research (real estate finance)	Real Estate Finance Department – Transaction Management, Credit Research Department
Monitoring of compliance with credit limits	Market Conformity Checking Section, Credit Research Department
Non-performing mortgage loans	Mortgage Lending Risk Management Department, Legal Department, Foreclosure Department

Proposals for an appropriate risk provision for non-performing mortgage loans	Real Estate Finance Department – Transaction Management, Mortgage Lending Risk Management Department, Foreclosure Department
Risk reporting	Bank Management Department, Credit Research Department, Mortgage Lending Risk Management Department, Market Conformity Checking Section
Management of operational risk	
Introduction of new products	Task Force 'New Products'
Legal risks	Legal Department; External lawyers if necessary
Modification of the legal framework	Project team comprising staff from the organizational units concerned
Personnel issues	Personnel Department
Structural and procedural organization	Organization Department together with the organizational unit(s) concerned
Data processing risks	EDP/IT Department
Equipment and infrastructure	Organization Department
Internal controlling	Internal Audit Department

Risk categories

Essen Hyp defines the term 'risk' as a possible loss resulting from unexpected changes which might cause adverse deviations from the bank's projections in terms of assets, financial situation and earnings performance. Market, liquidity, credit and counterparty risk, as well as operational risk are the most important risk categories for Essen Hyp.

- Market risk means the danger of losses resulting from adverse changes in market prices or priceinfluencing parameters. Interest rate risk and specific market risk, i.e. credit spread risk, are the most important risk categories for Essen Hyp. Establishing the total of possible overnight losses constitutes the main aspect of our risk analysis. Adequate hedging transactions eliminate currency risk.

- Credit and counterparty risk is the risk of losses due to the partial or total default and/or the deterioration in credit quality of any of our business partners. In addition to traditional credit risk, country and issuer risk are also covered by this category.

- Operational risk is defined as the danger of losses resulting from inadequate or defective internal processes and systems, human or technical failures, or from external events. Legal risk resulting from changes in the legal framework, legal actions or contracts is also included in our definition of operational risk.

- Business risk is defined as unexpected losses due to revenue (especially commission) and costs deviating negatively from the budgeted figures. Business risk is influenced both by business strategy and the bank's internal planning process, as well as by changed overall conditions, such as market environment, customers' behavior or technological developments.

- Liquidity risk means that, in the case of illiquid markets, contractual payment obligations cannot be met in a timely manner or not at all, or that due to market disturbances or an insufficient market depth, trades either cannot be closed or processed, or if so only with losses.

Basel II will require the first three types of risk to be covered by regulatory capital. In addition, the other risk categories will have to be monitored in connection with Basel II (pillar II) and the adopted Minimum Requirements for Risk Management (MaRisk).

Risk management under two different accounting standards

Hypothekenbank In Essen AG prepares its annual accounts in accordance with the provisions of the German Commercial Code (HGB). However, as the consolidated annual accounts of the Commerzbank AG are prepared pursuant to the International Accounting Standards/the International Financing Reporting Standards (IAS/IFRS), we are in addition required to compile annual accounts in accordance with IAS/IFRS. In contrast to German commercial law, risk management under IAS/IFRS rather focuses on market values. Accordingly, all financial instruments traded in an active market as defined by IAS 39 are reported at market value because the Commerzbank Group does not use the category 'held to maturity'. Whether or not changes in the market value affect the bank's net income depends on their classification on the balance sheet. Due to the partial reporting at market value (the so-called 'mixed model') we were required to split our interest rate book into different portfolios for bank management purposes. This enables us to manage and keep potential effects on our balance sheet under IAS/IFRS within the scope of predefined limits. We measure our performance under IAS/IFRS on a daily basis in order to show the potential effects of asset and liability management measures.

Risk monitoring

Market risk.The data required for risk measurement is taken from the gap report, which is updated by the Controlling Department on a daily basis. The gap report shows the mismatches per month. We use present value figures to measure and quantify the risks deriving from gap positions in the case of interest rate fluctuations. The required arbitragefree zero-coupon discount factors are calculated daily on the basis of the swap or EURIBOR curve. Using these discount factors, the cash flows from interest and principal payments are discounted and summarized into a key figure.

As a next step, the actual cash flows are discounted by using discount factors which are calculated by assuming certain simulated market price changes and a holding period of one business day. These simulated market price changes are based on the historical interest rates of the past 255 trading days. We then revaluate our current portfolio by applying each of the calculated 254 market scenarios. The maximum change in value of our interest rate book is calculated by assuming a one-sided confidence level of 97.5%. The VaR of the entire interest rate

book describes the bank's aggregate market risk.

The reliability of our VaR model is constantly monitored by means of backtesting, i.e. the projected VaR is compared to the actual market value changes on a daily basis. To identify outliers, i.e. market value changes outside the forecast interval, we use a one-sided confidence interval. In 2005 the maximum number of outliers, i.e. changes in value exceeding the amount forecasted in the VaR calculation when using a 97.5% confidence level, was five. These changes in value were due to extreme market movements. In order to limit losses exceeding the confidence level of 97.5%, another stop loss limit was fixed, taking into account worst-case scenarios. The potential for such losses is also calculated daily. In addition to the VaR calculation, we carry out stress tests in order to take account of extreme market movements. Stress tests are defined as historically and/or hypothetically derived scenarios by means of which potential losses are quantified under extreme market conditions. All scenarios are calculated on the basis of historical interest rates of the past 15 years. Worst-case scenarios cover both upward and downward yield curve shifts, as well as tilts of the yield curve at certain key points on the curve.
The Board of Managing Directors, in cooperation with the Supervisory Board and the Commerzbank AG, has set limits for the VaR, as well as for worstcase scenarios. These limits have to be complied with at all times.

The VaR utilization of the authorized limit came to 62.4% as of December 31, 2005 and to 71.2% on an annual average. The utilization of the limit for worst-case scenarios stood at 58.1% on the balance sheet date, while the annual average was 70.1%. Apart from the VaR calculations we also simulate changes in interest rate curves based on arbitrary parameters and the effects of planned new lending operations, which allows us to adjust the underlying portfolio accordingly.
For VaR, market value and interest rate risk calculations, Essen Hyp uses the well-established Front Arena software and proprietary valuation tools.

Value at risk on a daily basis and on an annual average of the authorized limit in 2005 in %


100
90
80
70
60
50
40
30
20
Jan
Feb
Mar
Apr
May
Jun
Jul
Aug
Sep
Oct
Nov
Dec
VaR (daily figures)
Annual average

'Traffic light system'. For internal monitoring purposes Essen Hyp calculates the potential present value loss of the whole portfolio in the case of a general interest rate change of 1 basis point and 100 basis points from one business day to another. These calculations are carried out for all maturities, taking into account certain predefined measuring points. Until mid-March 2005 banking supervision required that this basis point value, which is calculated by means of the key rate method, was not to exceed the predefined 20% limit in proportion to the liable capital in the case of an interest rate change of 100 basis points. Essen Hyp has fixed an even lower limit in its internal limit system, which, however, may be temporarily exceeded up to the former regulatory limit. The figures are calculated on a daily basis. In 2005 the average limit utilization within this 'traffic light system' came to 11.9%.

Utilization of the authorized limit under the 'traffic light system' on a monthly and on an annual average in 2005 in %


25
20
15
10
5
0
Jan
Feb
Mar
Apr
May
Jun
Jul
Aug
Sep
Oct
Nov
Dec
Monthly average
Annual average

Internal reporting. On each business day the Board of Managing Directors, the Head of Treasury and the Head of Bank Management receive information on the development of the gap report's market value, the VaR level (including Credit Spread VaR), the utilization of the different risk limits, and the level of interest rate risk calculated with the 'traffic light system'. Moreover, the net present value of our public-sector and mortgage Pfandbriefe and their respective cover pools, as well as the changes in value under predefined stress scenarios, are calculated and reported. Furthermore, the Head of Treasury reports on the bank's short-term and long-term liquidity situation in the course of the weekly meetings of the Board of Managing Directors.

Special events and, in particular, ad hoc events which impact on the bank's risk position are immediately made known to the Board of Managing Directors.

As a part of our bank management activities, our Asset Liability Committee (ALCO) meets on a monthly basis. This Committee deals with the bank's interest rate positions, earnings performance, risk exposure and reporting requirements and also issues proposals for decision-making on these issues. The ALCO is composed of the member of the Board of Managing Directors who is responsible for the Treasury Department (or his deputy), the heads of all operational and back-office units, and the heads of the Controlling and Research Department. The proposals made by the ALCO are decided in the subsequent Board meeting. On a monthly basis the Board of Managing Directors receives several detailed reports from the individual departments and sections. For instance, the report prepared by the Controlling Department provides, inter alia, information on the transactions effected in the previous month, their impact on the structure of the gap report, the development of the market value and the historical utilization of the existing risk limits. The Controlling Department also reports on the examination and testing of new products. The monthly report prepared by the Accounting and Tax Department provides information on the development of the balance sheet and the profit and loss account in accordance with the

provisions of both the German Commercial Code (HGB) and IAS/IFRS. The quarterly report submitted by the Transaction Banking Department includes, amongst other things, information on the structure of the bank's loan portfolios.

The ratings of our borrowers, as well as changes in the assessment of their credit quality are reviewed on a monthly basis. Changes are reported in our 'Risk Report Capital Markets'. This 'Risk Report Capital Markets' is compiled quarterly and complies with the Minimum Requirements for Risk Management (MaRisk). The aim of this quarterly report is to identify, manage and monitor risks relating to capital market transactions. The report includes an assessment of the bank's risk profile resulting from its capital market transactions. Accordingly, the report provides information on the main structural characteristics of the loan portfolio and the new lending business, as well as on limits and their utilization, and on rating changes. Finally, the Market Conformity Checking Section reports on the results of checking the market conformity of new transactions and the compliance with counterparty limits.

Another report, also compiled quarterly, is the 'Risk Report Real Estate Finance', which analyzes the bank's risk profile resulting from its real estate financing activities. This report deals with the main structural characteristics of the loan portfolio, including geographical diversification, property types, industries, size and internal risk classification. New lending commitments are another key issue in this report. New lending commitments are subject to the limits imposed by the bank's guidelines for real estate finance and our credit risk strategy, which is defined once a year. The new lending commitments are broken down and analyzed by region and type of property. Furthermore, the risk report lists non-performing loans and any credit decisions which have an impact on the bank's risk position, and includes recommendations for reducing such risks.

Credit and counterparty risk from capital market transactions

Public-sector loans and securities issued by other borrowers. As of December 31, 2005, the volume of assets serving as cover for our public-sector Pfandbriefe was A61.3bn. Under the new Pfandbrief Act claims on eligible national and international credit institutions may be added to the cover pool as additional cover subject, however, to certain restrictions on volume. We made use of this option and added claims on eligible credit institutions totaling A1.1bn to our cover pool. The unchanged high quality of our public-sector cover assets is reflected by the low average risk weighting pursuant to the Grundsatz I standards and by the external ratings of leading international rating agencies. In terms of the Grundsatz I standards, 72.8% of the cover assets are classified at a risk weighting of 0%, 3.8% at 10% and 23.4% at 20%. A breakdown of the loan portfolio by rating reveals that 31.6% of the cover assets have been awarded a triple A, 42.5% a double A, 6.9% a single A and 2.1% a triple B. Those assets which were not rated by an external rating agency, i.e. 16.9% of the total loan volume, include loans

Composition of our public-sector cover pool as of December 31, 2005 in %


16.2
20.5
7.8
Total: €61.3bn
The German Federal Government, the Federal Government's Special Fund and the German Federal States *(Länder)*
Towns and municipalities, municipal special purpose associations, non-profit organizations and loans guaranteed by municipal authorities
Public-sector credit institutions with special tasks
Credit institutions governed by public law (including claims guaranteed by these), savings banks and German credit institutions governed by private law
Foreign territorial authorities, foreign institutions governed by public law and foreign credit institutions

to credit institutions governed by public law, German credit institutions governed by private law and savings banks (48.5%), as well as loans to national and international public-sector bodies and institutions governed by public law, including claims guaranteed by these institutions, and claims on EU credit institutions governed by private law (51.5%), whose excellent credit quality was confirmed by our internal credit quality analysis. As a basic principle, an investment grade rating is a prerequisite for the granting of loans not eligible for cover to foreign public-sector bodies and other borrowers. Our non-cover transactions (excluding derivatives) with these counterparties amounted to A1.1bn as of December 31, 2005. While 0.8% of these counterparties were rated triple A, 15.9% were rated double A, 80.7% single A and 1.4% triple B. The remaining 1.2% was not rated by an external rating agency.

Country risk. In order to coordinate all questions concerning country risk and to implement appropriate measures, Essen Hyp uses its own expertise and the Commerzbank Group know-how. Risk limits are fixed on the basis of internal and external credit quality assessments and in close cooperation with our supervisory bodies, also taking into account the total credit exposure of the Commerzbank Group.

Standard & Poor's / Moody's / FitchRatings	as of December 31, 2005	
Standard & Poor`s / Moody`s / Fitch	**in €m**	**in %**
AAA / Aaa / AAA	19,358	31.6
AA+ / Aa1 / AA+	5,804	9.5

AA / Aa2 / AA	5,352	8.7
AA- / Aa3 / AA-	14,933	24.3
A+ / A1 / A+	2,272	3.7
A / A2 / A	1,378	2.2
A- / A3 / A-	594	1.0
BBB+ / Baa1 / BBB+	1,089	1.8
BBB / Baa2 / BBB	195	0.3
Not rated	10,365	16.9
Total	**61,340**	**100.00**

Derivatives. Essen Hyp reduces counterparty risk by applying bilateral outline agreements, most of which include netting agreements. Again, as far as these agreements are concerned, uniform contractual regulations are in place within the Group. The structure of our derivative portfolio, broken down by counterparty rating, can be seen in the following table (see also p. 114 of the notes to the annual accounts).

Counterparty ratings — in € m/remaining time to maturity

Rating	**< 1 year**	**1-5 years**	**> 5 years**	**Total**
Triple A	261	798	3,985	5,044
Double A	10,336	26,411	27,140	63,887
Single A	6,073	52,141	38,627	96,841
Triple B	0	15	0	15
not rated	558	10,597	15,865	27,020
Total	**17,228**	**89,962**	**85,617**	**192,807**

The figures for the not rated counterparties in the table above relate to subsidiaries of foreign credit institutions with a good rating. In the following table we have notionally attributed the ratings of these foreign credit institutions to the respective counterparties as an 'implicit rating'.

Implicit counterparty ratings — in € m/remaining time to maturity

Rating	**< 1 year**	**1-5 years**	**> 5 years**	**Total**

Single A	558	10,597	15,865	27,020
Total	**558**	**10,597**	**15,865**	**27,020**

We only use derivatives to hedge our interest rate risk from individual transactions or portfolios and to manage our interest rate book, including, in particular, our earnings and interest rate risk profile. Essen Hyp's interest-bearing positions are valued on a daily basis. Information on the calculated total market value is provided daily to the Board of Managing Directors, the Head of Treasury and the Head of Bank Management. As a part of Essen Hyp's limit system, a floor for the market value has been fixed, which is to ensure that the overall market value never falls short of a predefined minimum amount.

Net present value of the Pfandbrief cover. The net present value of our Pfandbrief cover is calculated on a daily basis. We are required by law to maintain a surplus cover of 2% at all times. However, Essen Hyp internally decided to maintain a surplus cover of at least 2.5%. Pursuant to Section 4 (2) of the German Pfandbrief Act this surplus cover must be calculated on the basis of the net present value of the cover assets, while taking into account certain stress test scenarios. Stress testing ensures that the 2% surplus cover is also maintained in times of interest rate movements. For its stress test calculations Essen Hyp makes use of the dynamic approach which uses the value at risk method, based on the interest rate fluctuations observed in the preceding 250 trading days. Taking into account these stress test calculations, Essen Hyp's average surplus cover available at all times in 2005 was 7% (4.4%) for public-sector Pfandbriefe and 14.4% (8.3%) for mortgage Pfandbriefe.

Net present value surplus cover of our public-sector Pfandbriefe in € bn


66
62
58
54
50
46
Jan
Feb
Mar
Apr
May
Jun
Jul
Aug
Sep
Oct
Nov
Dec

Net present value of our public-sector cover pool

Net present value of public-sector Pfandbriefe outstanding

Net present value surplus cover

Net present value surplus cover of our mortgage Pfandbriefe in € bn


6.0
5.0
4.0
3.0
2.0
1.0
Jan
Feb
Mar
Apr
May
Jun
Jul
Aug
Sep
Oct
Nov
Dec

Net present value of our mortgage cover pool

Net present value of mortgage Pfandbriefe outstanding

Net present value surplus cover

Derivatives in our cover pools. At present, Essen Hyp has not included any derivatives in its cover pools. There was no need to include derivatives as the net present value of our cover assets has always clearly exceeded the net present value of the Pfandbriefe outstanding. Nevertheless, we are close to completing negotiations with certain derivative counterparties in order to be able to make immediate use of derivatives for the purpose of optimizing the management of our surplus cover, should this become necessary.

Credit and counterparty risk relating to real estate finance

The credit quality of the borrower, as reflected by our internal rating, is of paramount importance for our credit decision. For those loans which are not classified as home loans the valuation of the property, including the determination of the lending value (Beleihungswert), carried out by the certified appraisers of our subsidiary, Immobilien Expertise GmbH, is a key parameter for decisionmaking. The sustainable income from the charged property after deduction of the non-recoverable operating expenses must at all times exceed the interest and principal payments due. Essen Hyp drew up specific guidelines for both domestic and international real estate finance, which were approved by the Risk Committee of the Supervisory Board. These guidelines stipulate, amongst other things, the minimum debt service cover (DSC) ratios, and they also include a list of property types which are currently not eligible as security for mortgage loans or for which a loan can only be granted if certain conditions are met. For the timely recognition of credit risks, we established an early warning system to assess latent risks in a more efficient way, taking into account potential risk factors, such as interrupted performance, an adverse development of the sector, risks of rent losses, or adverse effects on the quality of the property location. The processing of loans in default or other loans showing performance interruptions (and thus bearing a certain risk potential) has been restructured in accordance with the Minimum Requirements for Risk Management (MaRisk). As in the previous years, we have permanently monitored the risks inherent in the larger transactions of our portfolios, and especially
those in the East German Federal States. In this context a number of risk-mitigating measures were taken, such as requiring additional security, restructuring the loan facility concerned, and ensuring an adequate provision for possible loan losses.

For the purpose of pooling and optimizing the measures referred to above our Credit Risk Committee (CRCO) issues, within the scope of an intensive treatment, proposals on the processing of problem loans, preventive loans and loans which have been called in or are currently being liquidated.

At each of its periodical Committee meetings, the Risk Committee of the Supervisory Board is informed about the progress of non-performing loans exceeding a certain amount, and about the structure of our mortgage loan portfolio.

Internal ratings

In close cooperation with the Commerzbank AG and the Association of German Pfandbrief Banks (vdp), we refined our approach for calculating capital requirements and improved our internal rating procedures for classifying credit risks in both public-sector lending and real estate finance. For this purpose, Essen Hyp participated in joint projects dealing with probability of default (PD) rating and loss given default (LGD) grading. These projects aim at developing an internal rating approach that satisfies the Basel II requirements and at integrating the PD and LGD components into the calculation of the capital required. In addition to this, Essen Hyp

and three other Pfandbrief banks launched a joint project aimed at developing an arithmetic unit which will calculate the capital requirements in accordance with Basel II (for all approaches).

PD component in real estate finance

The rating tool used for commercial real estate investors in Germany and abroad which was developed within the scope of a joint project and which has been in use since September 2004 has been continually improved by adding the real estate know-how of the banks involved in the project. At the same time, the rating functions are being refined. At Essen Hyp, we are currently pushing the further implementation of the required organizational and EDP procedures. This includes, in particular, the assignment of ratings to the loans that are already in our portfolios. It is our objective to further establish the rating process as an integral part of our credit approval procedures and credit risk management. All ratings are converted to the uniform rating scale of the Commerzbank group.

Private customers (home loans)

In the first quarter of 2006 we plan to enter into an agreement to establish a scoring system (internal rating system) for analyzing the credit quality of our private customers (home owners) which is meant to be used throughout the Group. We hold the view that this is the best solution, given that in view of the sales structures in this business segment, the necessary amount of data can only be generated by using the entire Group data. Accordingly, we strive for a full integration into the rating system of another affiliated company within the scope of a joint project.

LGD component in real estate finance

The LGD component is another key element in calculating the minimum capital requirements. The theoretical model is based on a concept developed by the Association of German Pfandbrief Banks (vdp) and an external consulting firm. The required data, such as the recovery rate and the duration of the liquidation process, is pooled and made available by the Association of German Pfandbrief Banks. The LGD component is integrated into our Basel II arithmetic unit. The LGD component for real estate transactions has already been implemented. Essen Hyp has already estimated the recovery rates for some of the loans in its portfolio. The results available to date are currently being tested and reviewed. What remains to be done as a part of the implementation process is to finally incorporate bankspecific parameters into the model.

PD component for capital market transactions

Internal rating approaches for measuring the probability of default (PD) of public-sector loans (central governments and regional/local authorities) have been developed in a separate project in coordination with S&P Risk Solutions and the Association of German Pfandbrief Banks (vdp). These internal rating approaches were implemented within Essen Hyp at the beginning of 2005. Up to now, PD ratings have been assigned to a considerable portion of our loan portfolio. The internal rating approach for North American regional and local authorities, in particular, is currently being developed within the scope of a joint vdp project. The other PD figures (banks, corporates, insurance companies) will be made available in the near future in accordance with the Group's time schedule.

LGD component for capital market transactions

The LGD component for public-sector loans will be developed in coordination with an external rating agency. This project, too, has been initiated by the Association of German Pfandbrief Banks. Currently, the LGD component project is in a test stage. The LGD component for capital market transactions (banks) is being developed within the Group. Once these LGD projects have been implemented and the rating components have been incorporated into our Basel II arithmetic unit, our bank will comply with the requirements for an internal risk classification and thus be eligible to adopt the Internal Rating Based Approach (IRB) under Basel II for calculating capital requirements and arriving at a risk-oriented pricing. As far as the registration process of the internal rating systems with the banking supervision is concerned, Essen Hyp is integrated into the Group's activities. The preparatory work for obtaining approval for our internal rating for banks already started at year-end 2005. Essen Hyp participates in the Quantitative Impact Study (QIS). We are of the opinion that this study will help us to better allocate the capital which, according to our present calculations, will be required to comply with the Basel II requirements.

Provision for possible loan losses
Through the formation of individual and, in the case of latent credit risks, of general risk provisions, the discernible risks of the lending business are adequately taken into account. Until now there has been no need for individual value adjustments or provisions in respect of our lending business with public-sector borrowers or entities governed by public law.

Based upon thorough analyses, our Real Estate Finance Department continually gauges which risk-provisioning measures need to be taken to ensure the quality of the bank's planning. In 2005 the Group started calculating provision for possible loan losses by using the so-called Most Realistic Value Approach (MRV). The parameters used under this approach vary in accordance with rating and/or loan status.

As a part of our credit risk strategy we have adjusted the standard risk costs applied to our home and commercial loans in close coordination with the Commerzbank AG. Given that some 97% of our home loans fall below 60% of the lending value (Beleihungswert) of the property securing the loan, we apply uniform standard risk costs to these loans. In contrast to this, the standard risk costs applied to our commercial loans vary in accordance with the ratio between the loan and the property's lending value. As a part of the implementation of our internal rating tools, we plan to derive the standard risk costs to be applied from the expected loss in order to come to an even more risk-oriented pricing of the loan.

Liquidity risk
The Treasury Department is responsible for liquidity management, which is based upon the daily listing of all cash flows. An adequate assessment of the liquidity situation requires that the bank's assets can be disposed of or sold under agreements to repurchase at short notice – within the scope of nominal overcollateralization – should the need for liquidity arise. The bank calculates its liquidity risk by showing the volume of mismatches in a capital outflow account and then determining the ratio between these mismatches and the existing shortterm funding limits, plus liquidity reserves. At Essen Hyp, liquidity risk is used as a synonym for the risk of possible payment gaps, which is seen as an indication of the bank's solvency. In accordance with supervisory requirements (Grundsatz II) an institution's liquidity is deemed to be guaranteed if the weighted liquid assets available to it within 30 days cover the weighted payment obligations callable during this period. Our bank's

liquidity ratio calculated according to Grundsatz II ranged between 1.1 and 1.5, i.e. it always exceeded the minimum ratio of 1.0 required by the supervisory authorities. Essen Hyp has been further integrated into the Commerzbank's project on liquidity management. This project aims at developing a uniform calculation and presentation of liquidity risk throughout the Commerzbank Group. The purpose of this Group project is to calculate the available net liquidity (ANL) in order to comply with key Basel II requirements. Under this approach, we calculate the so-called legal and economic cash flows both for balance sheet and off-balance sheet items. Legal cash flows cover the payment flows expected under contractual agreements, whereas economic cash flows are primarily dependent upon customers' behavior and have to be estimated by drawing upon the relevant historical figures. For future liquidity gaps, offset assets are calculated, which result from borrowing against and/or disposal of liquid assets. The full implementation within the Group, including the setting up of liquidity limits, is expected for the first quarter of 2006.

Operational risk
As before, Essen Hyp's main focus was on the qualification and quantification of operational risk (OR) in the period under review. So far, Essen Hyp carried out internal self-assessments for the purpose of qualifying operational risk. However, in February and March 2005 Essen Hyp participated for the first time in the redesigned Quality Self Assessment (QSA) of Commerzbank AG which covers the whole Group. The aim of this self-assessment is to identify and assess weak points in the Group's workflows and processes. The starting point for the QSA within Essen Hyp was the setting up of a so-called 'process matrix' for the predefined product groups 'Real Estate Finance' and 'Treasury' and the inclusion of all relevant workflows of these two product groups into the QSA process model of Commerzbank AG. Several departments and sections of Essen Hyp participated in the subsequent self-assessment. In accordance with its function and responsibilities each of these departments and sections was assigned to a specific process step. The QSA is based on a generic questionnaire, which is subdivided into several operational risk categories. 24 Essen Hyp employees participated in this self-assessment. The questions focused on the quality of the processes in each risk category. Each employee was required to give a detailed assessment based on a predefined rating system. The evaluation of the QSA questionnaires revealed a rating of 3.2 for each of the two product groups. Accordingly, Essen Hyp nearly

Development of our liquidity ratio in accordance with Grundsatz II


2.5
2
1.5
1
minimum ratio required by law
0.5
0
Jan
Feb
Mar
Apr
May
Jun
Jul
Aug
Sep
Oct
Nov
Dec

reached the Group benchmark of 3.0. The rating which resulted from this self-assessment is far better than the so-called default rating of 4.0, which has so far been used for the calculation of the economic capital. In coordination with our parent company we plan to carry out a detailed analysis, including the implementation of riskmitigating measures, in 2006. Based on these activities, we will carry out a more detailed analysis of operational risks within the scope of a so-called Risk & Control Inventory (RCI), which will be carried out in the premises of Essen Hyp in coordination with the Commerzbank AG.

In November 2005 we once again participated in the Business Continuity Management (BCM) Self Assessment. This assessment includes a survey on the implementation of our contingency plans and their compliance with applicable supervisory requirements and Group guidelines. According to the first evaluation carried out by Commerzbank Essen Hyp has a rating of 1.9, which clearly exceeds the Group benchmark of 3.0.

Since 2003 Essen Hyp has been integrated into the Commerzbank's intranet-based 'Loss Collection Tool' (LCT), which serves to collect and assess all operational risk losses incurred within the Group. This tool is also used for reporting legal risks. All operational losses incurred are reported to the Board of Managing Directors and the Supervisory Board during their ordinary meetings. However, even before the introduction of the selfassessments and the collection of loss data as described above, Essen Hyp was concerned about the issue of operational risk. In order to detect possible weak points, we have, for several years now, been analyzing the 'classical' operational risks relating to the bank's structure and processes, EDP, internal and external electronic communication (intranet, Internet, e-mail), availability of qualified staff, adequate equipment and legal matters. With regard to certain specific issues we seek external advice from consultants and other specialists. For instance, external specialists have been tasked with analyzing and validating the safety of our IT systems at regular intervals, e.g. in view of hacker attacks.

Other preemptive measures in terms of operational risk include the preparation and improvement of contingency plans for all business units. To rule out potential EDP failures, the bank has two separate central computer systems located in different parts of Essen, one of which serves as a back-up system should the working system fail. Our reserve headquarters referred to above is situated on the same premises as our back-up system, so

that a continuation of the bank's key business activities is ensured for a transitional period, should the bank's headquarters be destroyed or be out of action.

In addition, we continued our qualification program for employees in the operational units and the back office during 2005 by organizing certified seminars on job-specific, as well as general issues. To the extent possible, this aims at preventing errors resulting from lack of expertise. The reports on operational risk in the areas of EDP/IT, staff and legal issues are on the agenda of our Risk Committee meetings and are regularly presented and discussed during the meetings of our Board of Managing Directors.

Legal risks

Essen Hyp's Legal Department operates as an internal service provider for all legal matters. This includes general and specific legal advice on contracts, as well as on outline and specific agreements. Essen Hyp strives to integrate the Legal Department into all relevant projects from the start. Hence we are immediately aware of the limitations set by the applicable legal framework, while being in a position to innovate and use the whole range of legally permissible options. The Legal Department is also involved in processing non-performing loans. If required, we additionally seek external legal advice. When dealing with mortgage and public-sector loans to foreign borrowers, we always use the services of experienced international law firms.

The Legal Department regularly informs the Board of Managing Directors about the latest legal developments, related risks and their potential impact on our business activities.

Internal audit

Internal auditing forms an integral part of our internal monitoring system. The Internal Audit Department operates independently of all business processes. This staff department has been assigned by the Board of Managing Directors to control the existing structures and procedures and to assure compliance with regulatory requirements. Our Internal Audit Department provides independent auditing and consulting services. The aim is to add value and improve our bank's workflows. The Internal Audit Department assists the Board of Managing Directors in achieving the bank's business objectives by systematically assessing the efficiency of the risk management, internal control mechanisms, staff management and supervision. This includes assistance to further optimize these procedures. In close coordination with the responsible employees and/or persons in charge of the processes, the Internal Audit Department issues proposals on how to avoid losses, improve management, monitoring and internal supervision procedures and increase the efficiency of workflows. The Internal Audit Department operates according to a long-term inspection plan, which is continually improved. This plan also forms the basis for an annual inspection scheme agreed by the Board of Managing Directors and submitted to the Chairman of the Supervisory Board for information purposes. The inspections stipulated in this scheme cover all parts of the bank. Checks on correct working procedures and systems are carried out at fixed intervals. As far as specific risks and legal requirements are concerned, such as provisions relating to the German Money Laundering Act (Geldwäschegesetz), inspections are carried out at least once a year. The inspection intervals are fixed in the long-term inspection scheme. This ensures that all working procedures are inspected once every three years. The audit is risk-oriented and process-specific and mainly focuses on the

structure and processes, the risk management and controlling mechanisms, as well as the internal monitoring system for all working procedures within Essen Hyp. The EDP Audit, which is integrated into the Internal Audit Department, is primarily charged with all issues relating to electronic data processing, such as the maintenance of the safety and consistency of our electronic files by controlling the granting of licenses to access the system, and by limiting the number of users. The findings of each inspection are recorded in an audit report. These reports are made available to the relevant departments, the Board of Managing Directors and the external auditors.

Feedback about the structuring and suitability of the risk management system is provided to the Board of Managing Directors and to the individual departments and sections. Material findings by the Internal Audit Department are reported to the Supervisory Board at its subsequent ordinary meeting. At the first meeting in every new financial year, the Internal Audit Department informs the Supervisory Board about all important findings and remedies taken in the past financial year. Should, at any time, the internal audit reveal serious deficiencies, the Chairman of the Supervisory Board is immediately informed. The Chairman of the Supervisory Board is also informed about any audit reports, which, based on the worst risk grading of all audit reports, are in the first quarter.

Overall risk position
Our parent company monthly calculates the economic capital needed by Essen Hyp to cover market, credit, operational and business risk. The aim is to calculate an overall risk figure. This concept of economic capital forms the basis for a system of risk-adjusted key parameters. Under this concept, the individual risk positions are added up and shown as an overall risk figure. Economic capital is an internal measure for determining the amount of equity capital which, with a given probability, will be needed in the course of one year to cover unexpected losses arising from risk positions. Economic capital reflects the bank's specific risk profile and also includes those risk categories which are not covered by regulatory capital, but which may be material from an economic point of view.

Essen Hyp's overall risk position measured as economic capital is set off against the total capital available for covering risk. The calculation of the capital available for covering risk goes beyond the accounting and regulatory concepts of capital. The aim of this comparison is to show that the bank is capable to take risk, to anticipate potential unexpected losses without serious negative effects on its business activity and to cover these losses from its own funds.

Objectives of risk management and future prospects
The importance of risk management for a riskreturn based bank management will continue to increase in the future. We are therefore committed to further improving our risk management systems which will be done, in particular, in cooperation with the Commerzbank Group. The aim is to use the capital that is available in the most efficient way.

Despite these high standards the risk models used are not in a position to cover all potential losses, given that it is not possible to simulate all imaginable stress scenarios. This applies, in particular, to historical models, which do not cover all potential future events. To sum up, we are committed to managing our overall risk position in

such a way that the allocation of economic capital to the individual business units results, to the extent possible, in a reduction of the overall risk position without having to accept a decline in return.

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Risk Management

Value at risk

Date	Utilization in %	Annual average utilization in %
30/09/2006	40.0	75.4
31/08/2006	62.4	75.4
31/07/2006	63.7	75.4
30/06/2006	67.1	75.4
31/05/2006	71.1	75.4
30/04/2006	82.1	75.4
31/03/2006	69.7	75.4
28/02/2006	90.2	75.4
31/01/2006	95.4	75.4
31/12/2005	62.4	70.8
30/11/2005	71.5	70.8
31/10/2005	64.1	70.8
30/09/2005	75.3	70.8
31/08/2005	65.7	70.8
31/07/2005	87.5	70.8
30/06/2005	54.1	70.8
31/05/2005	61.2	70.8
30/04/2005	68.2	70.8
31/03/2005	85.4	70.8
28/02/2005	89.9	70.8
31/01/2005	70.6	70.8

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Risk Management

Worst case scenario

Date	Utilization in %	Annual average utilization in %
30/09/2006	33.1	57.7
31/08/2006	44.6	57.7
31/07/2006	50.9	57.7
30/06/2006	53.4	57.7
31/05/2006	56.2	57.7
30/04/2006	59.3	57.7
31/03/2006	60.6	57.7
28/02/2006	62.9	57.7
31/01/2006	62.8	57.7
31/12/2005	58.1	66.3
30/11/2005	69.4	66.3
31/10/2005	65.2	66.3
30/09/2005	63.3	66.3
31/08/2005	64.2	66.3
31/07/2005	65.4	66.3
30/06/2005	59.3	66.3
31/05/2005	75.7	66.3
30/04/2005	83.7	66.3
31/03/2005	83.3	66.3
28/02/2005	65.3	66.3
31/01/2005	53.8	66.3

ESSEN HYP

Risk Management

Grundsatz I - overview

Pursuant to Sections 10 (1) and 10a (1) of the German Banking Act *(KWG), Grundsatz I* establishes rules concerning the adequacy of a credit institution's equity capital. Pursuant to Grundsatz I the ratio of the liable capital of an institution to its risk weighted assets must not fall below 8% at the close of each business day (Tier II capital ratio), while the ratio of the core capital of an institution to its risk weighted assets must not fall below 4% at the close of each business day (Tier I capital ratio).

	Tier I		**Tier II**	
Date	**Required by law**	**Ratio**	**Required by law**	**Ratio**
30/09/2006	4.0	6.8	8.0	11.2
31/08/2006	4.0	6.8	8.0	11.1
31/07/2006	4.0	6.6	8.0	11.0
30/06/2006	4.0	6.7	8.0	11.2
31/05/2006	4.0	6.7	8.0	11.0
30/04/2006	4.0	6.5	8.0	10.8
31/03/2006	4.0	6.8	8.0	11.2
28/02/2006	4.0	6.3	8.0	10.8
31/01/2006	4.0	6.4	8.0	10.9
31/12/2005	4.0	6.5	8.0	11.0
30/11/2005	4.0	6.5	8.0	12.0
31/10/2005	4.0	6.5	8.0	12.0
30/09/2005	4.0	6.5	8.0	12.0
31/08/2005	4.0	6.5	8.0	12.0
31/07/2005	4.0	6.6	8.0	12.3
30/06/2005	4.0	6.6	8.0	12.3
31/05/2005	4.0	6.7	8.0	12.5

30/04/2005	4.0	6.8	8.0	12.6
31/03/2005	4.0	6.8	8.0	12.8
28/02/2005	4.0	6.3	8.0	12.3
31/01/2005	4.0	6.4	8.0	12.4

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Risk Management

Grundsatz II

Grundsatz II concerns the adequacy of a credit institution's liquidity provision. It is required and sufficent that the liquid assets cover all actual and potential liquidity outflows over the following twelve months. Since December 1, 2000 German mortgage banks have to comply with *Grundsatz II*.

Date	Ratio	Required by law
30/09/2006	1.20	1.0
31/08/2006	2.22	1.0
31/07/2006	1.39	1.0
30/06/2006	1.28	1.0
31/05/2006	1.28	1.0
30/04/2006	1.51	1.0
31/03/2006	1.16	1.0
28/02/2006	1.25	1.0
31/01/2006	1.05	1.0
31/12/2005	1.08	1.0
30/11/2005	1.10	1.0
31/10/2005	1.19	1.0
30/09/2005	1.34	1.0
31/08/2005	1.24	1.0
31/07/2005	1.26	1.0
30/06/2005	1.19	1.0
31/05/2005	1.18	1.0
30/04/2005	1.35	1.0
31/03/2005	1.50	1.0

28/02/2005	1.32	1.0
31/01/2005	1.16	1.0

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Derivatives

Counterparty ratings

Nominal amount in Euro m/Remaining time to maturity — 30.09.2006

Rating	<= 1 year	in %	1-5 years	in %	> 5 year	in %	Total	in %
Triple A	255.1	0.91	624.0	0.57	3,764.1	4.29	4,643.3	2.06
Double A	13,754.3	48.86	37,928.4	34.54	25,324.7	28.87	77,007.4	34.12
Single A	14,127.3	50.18	71,246.7	64.89	58,631.4	66.84	144,005.4	63.81
Triple B	14.4	0.05	0.0	0.00	0.0	0.00	14.4	0.01
Total	**28,151.1**	**100.00**	**109,799.1**	**100.00**	**87,720.2**	**100.00**	**225,670.4**	**100.00**

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Derivatives

Yield curve distribution

Essen Hyp derivatives portfolio by instruments
Financial derivatives in Euro m / Remaining time to maturity

30.09.2006

Instruments	<= 1 year	in %	>1-5 years	in %	>5 years	in %	Total	in %
Interest rate swaps	26,501.5	94.15	106,140.3	96.67	83,317.3	94.97	215,959.1	95.70
Swaptions	204.0	0.72	672.6	0.61	531.0	0.61	1,407.6	0.62
Other interest rate derivatives	153.4	0.54	0.0	0.00	0.00	0.00	153.4	0.07
Currency swaps	1,292.2	4.59	2,986.2	2.72	3,866.9	4.41	8,145.3	361
Credit default swaps	0.0	0.00	0.0	0.00	5.0	0.01	5.0	0.00
Total	**28,151.1**	**100.00**	**109,799.1**	**100.00**	**87,720.2**	**100.00**	**225,670.4**	**100.00**

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Investor Relations

Ratings and Analyses (as of: June 1, 2006)

Ratings	**S & P**	**Moody's**	**Fitch Ratings**
Pfandbriefe			
- public-sector	AAA	Aaa	AAA
- mortgage	not rated	Aa1	AAA
Long-term counterparty rating	A- (outlook stable)	A2 (outlook stable)	A (outlook stable)
Short-term counterparty rating	A-2	P-1	F1
Notes issued under the Debt Issuance Program			
- Senior Unsecured Debt	A-	A2	not rated
- Subordinated Debt	BBB+	A3	not rated
Commercial Paper Program	A-2	P-1	not rated
Financial Strength	not rated	C	B/C

Rating Reports

› **Standard & Poor's**	**Bank Credit Report as of June 1, 2006** and **Research update as of July 12, 2005** and **Rating analysis as of Aug 31, 2004**.
› **Moody's**	**Rating Analysis as of June 2006** and **Press Release as of December 13, 2005.**
› **Fitch Ratings**	**Rating Analysis as of November 3, 2005**

(Acrobat Reader required. **Download Acrobat Reader**)

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Code of Conduct

Outline

In co-operation with its member institutions, the Association of German Pfandbrief Banks (vdp) has established a code of conduct for the issuers of Jumbo *Pfandbriefe*.

This Code of Conduct contains (a) rules of conduct and (b) disclosure requirements, with which the mortgage banks will voluntarily comply:

a. The rules of conduct nos. 1) to 3), which apply to the issuers of Jumbo *Pfandbriefe*, stipulate that

   - new issues and increases are to be announced duly in advance in order to make sure that there is sufficient time for the book-building process;
   - new issues and increases are to be marked to the market at all times;
   - as a rule, increases are to be launched by the laid down minimum number of market makers.

b. The rule of conduct no. 4) lays down minimum standards on the information to be disclosed. This will allow investors to evaluate the quality of cover assets. The information, which should be updated at least quarterly, is to be published in suitable electronic media.

   Since mid-2001 Essen Hyp has been publishing detailed information about its cover pools, derivatives and interest rate risks. This information has been complemented by further details in accordance with the provisions of the Code of Conduct.

	Published on our Credit Research sites
New public-sector lending commitments	X

New mortgage lending commitments	x
Public-sector cover pool	x
Mortgage cover pool	x
Derivatives	x
Derivatives serving as cover	x
Cover pools at market value / development and stress scenarios	x

The information listed above is updated at regular intervals and can be viewed in the individual sections of our Credit Research sites.

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ESSEN HYP

Breakdown of non-cover assets

by rating

S & P/Moody's/Fitch 30.09.2006

Should the rating agencies come to different rating results, the worst rating is taken into account.

by rating	**in Euro m**	**in %**
AAA / Aaa / AAA	9	0.67
AA+ / Aa1 / AA+	0	0.00
AA / Aa2 / AA	206	15.30
AA- / Aa3 / AA-	100	7.43
A+ / A1 / A+	97	7.21
A / A2 / A	115	8.54
A- / A3 / A-	706	52.46
BBB+ / Baa1 / BBB+	50	3.71
BBB / Baa2 / BBB	50	3.71
BBB- /Baa3 /BBB-	0	0.00
BB+ / Ba1 / BB+	0	0.00
BB- / Ba3 /BB-	0	0.00
Without rating *	13	0.97
Total	**1,346**	**100.00**

* - Without rating

	in Euro m	**in %**
National credit institutions	0	0.00
International credit institutions	0	0.00

Other (e.g. financial institutions)	13	0.97
Total	**13**	**0.97**

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Breakdown of non-cover assets

by borrowers

30.09.2006

by borrowers	**in Euro m**	**in %**
National credit institutions	0	0.00
Foreign Governments and municipalities	269	19.99
International credit institutions	300	22.29
Other foreign financial institutions (guaranteed by national or international credit institutions)	563	41.82
Others	214	15.90
Total	**1,346**	**100.00**

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Breakdown of non-cover assets

by countries

		30.09.2006
by countries	**in Euro m**	**in %**
Germany	0	0.00
EU member states without Germany		
The Netherlands	64	4.75
France	70	5.20
Denmark	0	0.00
Austria	0	0.00
Belgium	0	0.00
Great Britain	25	1.86
Ireland	105	7.80
Italy	0	0.00
Spain	282	20.95
Finland	0	0.00
Sweden	0	0.00
Estonia	0	0.00
Hungary	0	0.00
Total EU without Germany	**546**	**40.56**
Non EU member states in Western Europe	13	0.97
Others	787	58.47
Total	**1,346**	**100.00**

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Breakdown of non-cover assets

by risk weighting

30.09.2006

Risk weighting	in Euro m	in %
0%	328	24.37
10%	0	0.00
20%	848	63.00
100%	170	12.63
Total	**1,346**	**100.00**

ESSEN HYP

Non-cover loans - Breakdown of new lending commitments

by rating

S & P/Moody's/Fitch

Should the rating agencies come to different rating results, the worst rating is taken into account.

		30.09.2006
by rating	**in Euro m**	**in %**
AAA / Aaa / AAA	0	0.00
AA+ / Aa1 / AA+	0	0.00
AA / Aa2 / AA	180	38.79
AA- / Aa3 / AA-	0	0.00
A+ / A1 / A+	8	1.72
A / A2 / A	95	20.47
A- / A3 / A-	81	17.46
BBB+/Baa1/BBB+	50	10.78
BBB / Baa2 / BBB	50	10.78
Without Rating	0	0.00
Total	**464**	**100.00**

* - Without rating

	in Euro m	**in %**
National credit institutions	0	0.00
International credit institutions	0	0.00
Other (e.g. financial institutions)	0	0.00

Total	0	0.00

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Non-cover loans - Breakdown of new lending commitments

by borrowers

	30.09.2006	
by borrowers	**in Euro m**	**in %**
National credit institutions	0	0.00
Foreign Governments and municipalities	171	36.85
International credit institutions	0	0.00
Other foreign financial institutions (guaranteed by national or international credit institutions)	293	63.15
Others	0	0.00
Total	**464**	**100.00**

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Non-cover loans - Breakdown of new lending commitments

by countries

		30.09.2006
by countries	**in Euro m**	**in %**
Germany	0	0.00
EU member states without Germany		
The Netherlands	0	0.00
Belgium	0	0.00
France	0	0.00
Austria	0	0.00
Denmark	0	0.00
Great Britain	0	0.00
Ireland	95	20.47
Italy	0	0.00
Spain	188	40.52
Finland	0	0.00
Sweden	0	0.00
Estonia	0	0.00
Hungary	0	0.00
Total EU without Germany	**283**	**60.99**
Non EU member states in Western Europe	0	0.00
Others	181	39.01
Total	**464**	**100.00**

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Non-cover loans - Breakdown of new lending commitments

by risk weighting

		30.09.2006
Risk weighting	**in Euro m**	**in %**
0%	121	26.08
10%	0	0.00
20%	293	63.14
100%	50	10.78
Total	**464**	**100.00**

Mortgage loans

Breakdown of mortgage portfolio
by type of property, region and LTV

Commercial Properties in Euro m 30.09.2006

Purpose of property	Country*	LTV up to 60%	in %	of which used as cover	in %	LTV 61-80 %	in %	LTV 81-90 %	in %	LTV >90 %	in %	Total	in %
Office and admini-strative buildings	Foreign countries	401.7	26.0	168.7	26.0	164.0	46.4	43.4	28.9	29.1	17.5	638.2	29.5
	West **	491.7	31.8	346.3	37.3	63.1	17.9	21.2	20.9	54.3	32.6	630.3	29.1
	East ***	12.2	0.8	14.2	1.5	3.0	0.8	1.0	1.0	0.6	0.4	16.8	0.8
Building sites	Foreign countries	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
	West **	1.1	0.1	0.0	0.0	0.1	0.0	0.0	0.0	1.0	0.6	2.2	0.1
	East ***	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Factory buildings	Foreign countries	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
	West **	42.9	2.8	26.4	2.8	6.3	1.8	1.8	1.8	3.6	2.2	54.6	2.5
	East ***	1.6	0.1	0.0	0.0	0.5	0.1	0.2	0.2	0.0	0.0	2.3	0.1
Shops	Foreign countries	30.2	2.0	0.0	0.0	10.1	2.9	5.0	4.9	10.4	6.3	55.7	2.6
	West **	230.5	14.9	201.1	21.6	30.6	8.7	3.8	3.8	3.8	2.3	268.7	12.4
	East ***	58.9	3.8	46.7	5.0	18.2	5.1	7.0	6.9	10.6	6.4	94.7	4.4
Hotels and restaurants	Foreign countries	20.9	1.4	19.0	2.0	0.0	0.0	0.0	0.0	0.0	0.0	20.9	1.0
	West **	31.4	2.0	11.4	1.2	10.9	3.1	4.3	4.2	12.8	7.7	59.4	2.7
	East ***	23.4	1.5	0.0	0.0	6.4	1.8	2.0	2.0	15.2	9.1	47.0	2.2
Other non-residential	Foreign countries	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0

properties	West **	121.7	7.9	65.7	7.1	24.3	6.9	9.5	9.4	24.2	14.5	179.7	8.3
	East ***	1.3	0.1	1.2	0.1	0.2	0.1	0.0	0.0	0.0	0.0	1.5	0.1
Ware-houses and exhibition buildings	Foreign countries	17.6	1.1	0.0	0.0	5.3	1.5	0.0	0.0	0.0	0.0	22.9	1.1
	West **	57.6	3.7	28.5	3.1	10.4	2.9	2.0	2.0	0.8	0.5	70.8	3.3
	East ***	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Total commercial properties	Foreign countries	470.4	30.5	187.7	20.2	179.4	50.8	48.4	47.8	39.5	23.7	737.7	34.1
	West **	976.9	63.2	679.4	73.1	145.7	41.2	42.6	42.1	100.5	60.4	1,265.7	58.4
	East ***	97.4	6.3	62.1	6.7	28.3	8.0	10.2	10.1	26.4	15.9	162.3	7.5
	Total	**1,544.7**	**100.0**	**929.2**	**100.0**	**353.4**	**100.0**	**101.2**	**100.0**	**166.4**	**100.0**	**2,165.7**	**100.0**

Residential Properties in Euro m

Purpose of property	**Country***	**LTV up to 60%**	**in %**	**of which used as cover**	**in %**	**LTV 61-80 %**	**in %**	**LTV 81-90 %**	**in %**	**LTV >90 %**	**in %**	**Total**	**in %**
Owned houses	Foreign countries	1.0	0.0	0.0	0.0	0.3	0.1	0.1	0.5	0.0	0.0	1.4	0.0
	West **	3,313.3	60.9	2,170.5	62.0	114.9	45.2	3.9	18.9	2.1	6.1	3,434.2	59.7
	East ***	424.2	7.8	290.0	8.3	22.1	8.7	1.3	6.3	0.5	1.5	448.1	7.8
Owned flats	Foreign countries	0.2	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.2	0.0
	West **	965.0	17.7	615.1	17.6	41.0	16.1	1.8	8.7	0.8	2.3	1,008.6	17.5
	East ***	48.3	0.9	33.8	1.0	2.0	0.8	0.1	0.6	0.1	0.3	50.5	0.9
Residen-tial con-struction for letting purposes	Foreign countries	33.5	0.6	0.5	0.0	11.0	4.3	2.3	11.2	1.8	5.2	48.6	0.8
	West **	556.7	10.2	354.2	10.1	53.8	21.1	8.8	42.7	17.2	50.0	636.5	11.1
	East ***	99.1	1.8	37.8	1.1	9.3	3.7	2.3	11.2	11.9	34.6	122.6	2.1
Total residential properties	Foreign countries	34.7	0.6	0.5	0.0	11.3	4.5	2.4	11.6	1.8	5.3	50.2	0.9
	West **	4,835.0	88.9	3,139.8	89.7	209.7	82.4	14.5	70.4	20.1	58.4	5,079.3	88.3
	East ***	571.6	10.5	361.6	10.3	33.4	13.1	3.7	18.0	12.5	36.3	621.2	10.8
	Total	**5,441.3**	**100.0**	**3,501.9**	**100.0**	**254.4**	**100.0**	**20.6**	**100.0**	**34.4**	**100.0**	**5,750.7**	**100.0**

Total mortgage loans	Country*	LTV up to 60%	in %	of which used as cover	in %	LTV 61-80 %	in %	LTV 81-90 %	in %	LTV >90 %	in %	Total	in %
	Foreign countries	505.1	64.2	188.2	4.2	190.7	24.2	50.8	6.4	41.3	5.2	787.9	10.0
	West **	5,811.9	91.6	3,819.2	86.2	355.4	5.6	57.1	0.9	120.6	1.9	6,345.0	80.1
	East ***	669.0	85.3	423.7	9.6	61.7	7.9	13.9	1.8	38.9	5.0	783.5	9.9
	Total	**6,986.0**	**88.3**	**4,431.1**	**100.0**	**607.8**	**7.7**	**121.8**	**1.5**	**200.8**	**2.5**	**7,916.4**	**100.0**

* - The figures comprise completely drawn loans and, for loans not yet made available in total, the drawn parts of the loans. Lending commitments are not taken into account.
** - West German Federal States including Berlin
*** - East German Federal States

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Mortgage loans

Breakdown of mortgage portfolio
Foreign loans by type of property, country and LTV

Commercial Properties in Euro m 30.09.2006

Purpose of property	Country*	LTV up to 60%	of which used as cover	LTV 61-80%	LTV 81-90%	LTV >90%	Total	in %
Office and administrative buildings	United States	17.0	0.0	53.5	5.5	0.4	76.4	10.4
	Belgium	1.0	0.0	0.0	0.0	0.0	1.0	0.1
	England	116.4	77.4	55.1	30.3	23.7	225.5	30.7
	France	111.9	42.2	18.3	4.0	1.5	135.7	18.4
	Canada	20.7	0.0	6.9	3.5	3.5	34.6	4.7
	The Netherlands	49.4	49.1	10.9	0.1	0.0	60.4	8.2
	Poland	17.7	0.0	1.5	0.0	0.0	19.2	2.6
	Spain	67.6	0.0	17.8	0.0	0.0	85.4	11.6
Shops	United States	7.2	0.0	2.4	1.2	1.1	11.9	1.6
	Poland	23.0	0.0	7.7	3.8	9.3	43.8	5.9
Hotels and restaurants	France	19.0	0.0	0.0	0.0	0.0	19.0	2.6
	Spain	1.9	0.0	0.0	0.0	0.0	1.9	0.3
Warehouse and exhibition buildings	France	17.6	0.0	5.3	0.0	0.0	22.9	3.1
Total commercial properties	United States	24.2	0.0	55.9	6.7	1.5	88.3	12.0
	Belgium	1.0	0.0	0.0	0.0	0.0	1.0	0.1
	England	116.4	77.4	55.1	30.3	23.7	225.5	30.6
	France	148.5	61.2	23.6	4.0	1.5	177.6	24.1
	Canada	20.7	0.0	6.9	3.5	3.5	34.6	4.7
	The Netherlands	49.4	49.1	10.9	0.1	0.0	60.4	8.2

	Poland	40.7	0.0	9.2	3.8	9.3	63.0	8.5
	Spain	69.5	0.0	17.8	0.0	0.0	87.3	11.8
	Total	**470.4**	**187.7**	**179.4**	**48.4**	**39.5**	**737.8**	**100.0**

Residential Properties in Euro m 30.09.2006

Purpose of property	**Country***	**LTV up to 60%**	**of which used as cover**	**LTV 61-80%**	**LTV 81-90%**	**LTV >90%**	**Total**	**in %**
owned flats	France	0.2	0.0	0.0	0.0	0.0	0.2	0.4
owned houses	Austria	0.5	0.0	0.2	0.1	0.0	0.8	1.6
	France	0.5	0.0	0.1	0.0	0.0	0.6	1.2
Residential construction for letting purposes	United States	33.0	0.0	11.0	2.3	1.8	48.1	95.7
	Belgium	0.5	0.5	0.0	0.0	0.0	0.5	1.0
Total residential properties	Austria	0.5	0.0	0.2	0.1	0.0	0.8	1.6
	United States	33.0	0.0	11.0	2.3	1.8	48.1	95.8
	Belgium	0.5	0.5	0.0	0.0	0.0	0.5	1.0
	France	0.7	0.0	0.1	0.0	0.0	0.8	1.6
	Total	**34.7**	**0.5**	**11.3**	**2.4**	**1.8**	**50.2**	**100.0**

Total in Euro m 30.09.2006

Mortgage loans	**Country***	**LTV up to 60%**	**of which used as cover**	**LTV 61-80%**	**LTV 81-90%**	**LTV >90%**	**Total**	**in %**
	Austria	0.5	0.0	0.2	0.1	0.0	0.8	0.1
	United States	57.2	0.0	66.9	9.0	3.3	136.4	17.3
	Belgium	1.5	0.5	0.0	0.0	0.0	1.5	0.2
	England	116.4	77.4	55.1	30.3	23.7	225.5	28.6
	France	149.2	61.2	23.7	4.0	1.5	178.4	22.6
	Canada	20.7	0.0	6.9	3.5	3.5	34.6	4.4
	The Netherlands	49.4	49.1	10.9	0.1	0.0	60.4	7.7
	Poland	40.7	0.0	9.2	3.8	9.3	63.0	8.0

Spain	69.5	0.0	17.8	0.0	0.0	87.3	11.1
Total	**505.1**	**188.2**	**190.7**	**50.8**	**41.3**	**787.9**	**100.0**

*- The figures comprise completely drawn loans and, for loans not yet made available in total, the drawn parts of the loans. Lending commitments are not taken into account.

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Mortgage loans - Cover pool at market value

Development / Stress scenario

Date	Market value (cover pool)	Market value (mortgage Pfandbriefe)	Market value surplus cover in € m	Surplus cover in %	Market value (dynamic approach)		Market value (dynamic approach)	
					Surplus cover in € m in the case of rising yields	Surplus cover in % in the case of rising yields	Surplus cover in € m in the case of falling yields	Surplus cover in % in the case of falling yields
30.09.2006	5,638.30	5,300.26	338.05	6.38	150.43	2.93	561.11	10.25
31.08.2006	5,642.88	5,276.37	366.51	6.95	181.33	3.55	587.14	10.76
31.07.2006	5,714.59	5,253.52	461.07	8.78	289.82	5.71	664.75	12.22
30.06.2006	5,625.14	4,872.51	752.63	15.45	568.90	12.04	967.35	19.24
31.05.2006	5,577.03	4,709.82	867.21	18.41	681.27	14.91	1,083.72	22.32
30.04.2006	5,613.82	4,202.43	1,411.39	33.59	1,204.30	29.56	1,650.71	38.07
31.03.2006	5,150.96	4,484.62	666.34	14.86	512.86	11.73	839.23	18.24
28.02.2006	5,090.26	4,330.42	759.84	17.55	604.62	14.29	933.83	21.06
31.01.2006	4,868.26	4,220.63	647.63	15.34	495.58	12.00	817.30	18.94
31.12.2005	5,015.33	4,243.87	771.46	18.18	611.02	14.71	950.24	21.91
30.11.2005	5,078.69	4,122.27	956.42	23.20	782.72	19.37	1,148.82	27.30
31.10.2005	5,160.49	4,547.25	613.24	13.49	424.00	9.48	822.93	17.78
30.09.2005	5,318.82	4,649.87	668.95	14.39	471.03	10.31	888.32	18.76
31.08.2005	5,320.51	4,661.42	659.09	14.14	462.27	10.10	877.56	18.48
31.07.2005	5,290.00	4,628.00	662.00	14.30	504.00	11.04	834.00	17.77
30.06.2005	5,239.20	4,555.40	683.80	15.01	532.03	11.83	848.12	18.37
31.05.2005	5,100.54	4,146.51	954.03	23.01	804.10	19.64	1,115.57	26.56

30.04.2005	5,108.05	4,317.49	790.55	18.31	629.90	14.78	950.45	21.72
31.03.2005	4,969.25	4,172.34	796.91	19.10	622.86	15.16	973.35	22.97
28.02.2005	4,922.94	4,168.10	754.84	18.11	580.01	14.15	932.60	22.01
31.01.2005	4,947.91	4,176.32	771.59	18.48	623.90	15.59	919.38	21.65

ESSEN HYP

Mortgage loans

Breakdown of cover pool
Surplus cover

all amounts in Euro m

Date	Mortgage *Pfandbriefe* outstanding	cover	Surplus cover	in %	Not yet serving as cover
30/09/2006	5,300.00	5,483.00	183.00	3.45	2,554.70
31/08/2006	5,286.00	5,478.00	192.00	3.63	2,527.02
31/07/2006	5,286.00	5,455.00	169.00	3.2	2,454.24
30/06/2006	4,917.79	5,367.49	449.70	9.14	1,952.05
31/05/2006	4,732.00	5,259.00	527.0	11.1	1,876.40
30/04/2006	4,232.00	5,317.00	1,085.00	25.6	1,794.57
31/03/2006	4,492.00	4,887.00	395.00	8.8	1,783.22
28/02/2006	4,307.00	4,756.00	449.00	10.4	1,800.69
31/01/2006	4,192.00	4,607.00	415.00	9.9	1,740.80
31/12/2005	4,198.08	4,612.02	413.94	9.9	1,665.36
30/11/2005	4,076.70	4,688.10	611.40	15.0	1,645.59
31/10/2005	4,492.88	4,763.82	270.94	6.0	1,690.20
30/09/2005	4,571.90	4,815.90	244.0	5.3	1,658.30
31/08/2005	4,574.88	4,785.67	210.79	4.6	1,681.60
31/07/2005	4,543.61	4,747.55	203.94	4.5	1,754.73
30/06/2005	4,459.61	4,695.55	235.94	5.29	1,989.69
31/05/2005	4,060.27	4,600.05	539.78	13.3	1,989.69
30/04/2005	4,242.47	4,619.61	337.14	8.9	2,085.44
31/03/2005	4,117.74	4,560.71	442.97	10.8	2,129.07

28/02/2005	4,108.65	4,528.39	419.74	10.2	2,123.05
31/01/2005	4,108.15	4,508.92	400.77	9.8	2,124.31

* For technical reasons (e.g. due to the absence of evidence that the loan is secured by a first mortgage). The loans are usually included in the cover pool within not more than three months.

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Mortgage loans

Breakdown of non-cover assets
Loans with a LTV > 60%

Loans with a LTV exceeding 60% are not eligible to serve as cover for mortgage *Pfandbriefe*.

Date	in %
30/09/2006	12.74
31/08/2006	12.64
31/07/2006	12.79
30/06/2006	13.71
31/05/2006	13.66
30/04/2006	13.77
31/03/2006	13.56
28/02/2006	13.47
31/01/2006	13.17
31/12/2005	12.98
30/11/2005	12.69
31/10/2005	12.63
30/09/2005	13.01
31/08/2005	13.20
31/07/2005	13.45
30/06/2005	13.38
31/05/2005	14.16
30/04/2005	13.91
31/03/2005	13.98

28/02/2005	14.05
31/01/2005	13.97

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Mortgage loans

Breakdown of new lending commitments
Domestic loans by type of property, region and LTV

Commercial Properties in Euro m 30.09.2006

Purpose of property	Country*	LTV up to 60%	in %	of which used as cover	in %	LTV 61-80 %	in %	LTV 81-90 %	in %	LTV >90 %	in %	Total	in %
Office and admini-strative buildings	Foreign countries	16.5	9.8	0.0	0.0	30.7	47.4	1.1	7.1	1.9	3.4	50.2	16.5
	West **	30.6	0.5	0.0	0.0	7.3	11.3	2.2	14.3	10.3	18.5	50.4	16.6
	East ***	1.3	0.8	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	1.3	0.4
Building sites	Foreign countries	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
	West **	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
	East ***	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Factory buildings	Foreign countries	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
	West **	1.3	0.8	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	1.3	0.4
	East ***	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Shops	Foreign countries	7.2	4.3	0.0	0.0	2.4	3.7	1.2	7.8	1.0	1.8	11.8	3.9
	West **	66.2	39.4	0.0	0.0	21.8	33.6	10.8	70.1	42.5	76.2	141.3	46.5
	East ***	0.5	0.3	0.0	0.0	0.1	0.2	0.0	0.0	0.0	0.0	0.6	0.2
Hotels and restaurants	Foreign countries	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
	West **	1.4	0.8	0.0	0.0	0.5	0.8	0.1	0.6	0.0	0.0	2.0	0.7
	East ***	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Other non-residential	Foreign countries	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0

properties	West **	29.5	17.5	0.0	0.0	1.0	1.5	0.0	0.0	0.0	0.0	30.5	10.0
	East ***	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Ware-houses and exhibition buildings	Foreign countries	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
	West **	13.7	8.1	0.0	0.0	1.0	1.5	0.0	0.0	0.0	0.0	14.7	4.8
	East ***	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Total commercial properties	Foreign countries	23.7	14.1	0.0	0.0	33.1	51.0	2.3	14.9	2.9	5.2	62.0	20.4
	West **	142.7	84.8	0.0	0.0	31.6	48.8	13.1	85.1	52.8	94.8	240.2	79.0
	East ***	1.8	1.1	0.0	0.0	0.1	0.2	0.0	0.0	0.0	0.0	1.9	0.6
	Total	**168.2**	**100.0**	**0.0**	**0.0**	**64.8**	**100.0**	**15.4**	**100.0**	**55.7**	**100.0**	**304.1**	**100.0**

Residential Properties in Euro m

Purpose of property	**Country***	**LTV up to 60%**	**in %**	**of which used as cover**	**in %**	**LTV 61-80 %**	**in %**	**LTV 81-90 %**	**in %**	**LTV >90 %**	**in %**	**Total**	**in %**
Owned houses	Foreign countries	0.9	0.1	0.0	0.0	0.2	0.2	0.1	0.7	0.0	0.0	1.2	0.1
	West **	729.7	64.1	4.1	53.9	50.3	45.4	1.2	8.1	0.4	5.8	781.6	61.5
	East ***	57.3	5.0	0.3	3.9	5.6	5.1	0.2	1.3	0.0	0.0	63.1	5.0
Owned flats	Foreign countries	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
	West **	200.6	17.6	2.7	35.5	16.1	14.5	0.6	4.0	0.3	4.3	217.6	17.1
	East ***	3.1	0.3	0.0	0.0	0.3	0.3	0.0	0.0	0.0	0.0	3.4	0.3
Residen-tial con-struction for letting purposes	Foreign countries	32.1	2.8	0.0	0.0	29.4	26.5	11.5	77.2	6.1	88.4	79.1	6.2
	West **	114.2	10.0	0.5	6.6	8.9	8.0	1.3	8.7	0.1	1.4	124.5	9.8
	East ***	1.3	0.1	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	1.3	0.1
Total residential properties	Foreign countries	33.0	2.9	0.0	0.0	29.6	26.7	11.6	77.9	6.1	88.4	80.3	6.3
	West **	1,044.5	91.7	7.3	96.1	75.3	68.0	3.1	20.8	0.8	11.6	1,123.7	88.3
	East ***	61.7	5.4	0.3	3.9	5.9	5.3	0.2	1.3	0.0	0.0	67.8	5.3
	Total	**1,139.2**	**100.0**	**7.6**	**100.0**	**110.8**	**100.0**	**14.9**	**100.0**	**6.9**	**100.0**	**1,271.8**	**100.0**

Total mortgage loans	Country*	LTV up to 60%	in %	of which used as cover	in %	LTV 61-80 %	in %	LTV 81-90 %	in %	LTV >90 %	in %	Total	in %
	Foreign countries	56.7	39.8	0.0	0.0	62.7	44.1	13.9	9.8	9.0	6.3	142.3	9.0
	West **	1,187.2	87.0	7.3	96.1	106.9	7.8	16.2	1.2	53.6	3.9	1,363.9	86.5
	East ***	63.5	91.1	0.3	3.9	6.0	8.6	0.2	0.3	0.0	0.0	69.7	4.4
	Total	**1,307.4**	**83.0**	**7.6**	**100.0**	**175.6**	**11.1**	**30.3**	**1.9**	**62.6**	**4.0**	**1,575.9**	**100.0**

* - The figures comprise completely drawn loans and, for loans not yet made available in total, the drawn parts of the loans. Lending commitments are not taken into account.
** - West German Federal States including Berlin
*** - East German Federal States

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Mortgage loans

Breakdown of new lending commitments
Foreign loans by type of property, country and LTV

Commercial Properties in Euro m 30.09.2006

Mortgage loans	**Country***	**LTV up to 60%**	**of which used as cover**	**LTV 61-80 %**	**LTV 81-90 %**	**LTV >90 %**	**Total**	**in %**
Office and administrative buildings	United States	0.0	0.0	28.5	0.0	0.0	28.5	46.0
	France	10.0	0.0	0.0	0.0	0.0	10.0	16.1
	England	6.5	0.0	2.2	1.1	1.9	11.7	18.9
Warehouse and exhibition building	United States	7.2	0.0	2.4	1.2	1.0	11.8	19.0
Total commercial properties	United States	7.2	0.0	30.9	1.2	1.0	40.3	65.0
	France	10.0	0.0	0.0	0.0	0.0	10.0	16.1
	England	6.5	0.0	2.2	1.1	1.9	11.7	18.9
	Total	**23.7**	**0.0**	**33.1**	**2.3**	**2.9**	**62.0**	**100.0**

Residential Properties in Euro m 30.09.2006

Purpose of property	**Country***	**LTV up to 60%**	**of which used as cover**	**LTV 61-80%**	**LTV 81-90%**	**LTV >90%**	**Total**	**in %**
owned houses	Austria	0.5	0.0	0.2	0.1	0.0	0.8	1.0
	Belgium	0.4	0.0	0.0	0.0	0.0	0.4	0.5
Residential construction for letting purposes	United States	32.1	0.0	29.4	11.5	6.1	79.1	98.5

Total residential properties	Austria	0.5	0.0	0.2	0.1	0.0	0.8	1.0
	United States	32.1	0.0	29.4	11.5	6.1	79.1	98.5
	Belgium	0.4	0.0	0.0	0.0	0.0	0.4	0.5
	Total	**33.0**	**0.0**	**29.6**	**11.6**	**6.1**	**80.3**	**100.0**

Total in Euro m 30.09.2006

Mortgage loans	**Country***	**LTV up to 60%**	**of which used as cover**	**LTV 61-80%**	**LTV 81-90%**	**LTV >90%**	**Total**	**in %**
	United States	39.3	0.0	60.3	12.7	7.1	119.4	83.9
	Austria	0.5	0.0	0.2	0.1	0.0	0.8	0.6
	France	10.0	0.0	0.0	0.0	0.0	10.0	7.0
	England	6.5	0.0	2.2	1.1	1.9	11.7	8.2
	Belgium	0.4	0.0	0.0	0.0	0.0	0.4	0.3
	Total	**56.7**	**0.0**	**62.7**	**13.9**	**9.0**	**142.3**	**100.0**

* - The figures comprise completely drawn loans and, for loans not yet made available in total, the drawn parts of the loans. Lending commitments are not taken into account.

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The German *Pfandbrief*

During the past 100 years, *Pfandbrief* investors have never failed to receive full repayment – a clear proof of the *Pfandbrief's* high level of safety. This is just one reason why *Pfandbriefe* account for as much as 26.2% of all fixed income securities in Germany and have also become more and more popular with international investors.

In recent years the *Pfandbrief* market has seen significant changes due to the increasing volume of *Pfandbriefe* that are issued in the form of Jumbos and Globals. In autumn 2003 the *Pfandbrief* issuers within the Association of German Pfandbrief Banks (vdp) agreed upon an amendment of the minimum standards for issuing Jumbo *Pfandbriefe*. The new standards envisage a minimum size of €750m for a newly issued Jumbo *Pfandbrief*, instead of previously €500m. Further, the issuer must increase the issue size to at least €1bn within 180 calendar days. Moreover, buybacks of Jumbo *Pfandbriefe* have been included in the minimum standards and subjected to strict transparency requirements. This requirement safeguards the status of Jumbo *Pfandbriefe* as a highly liquid market segment.

The updated minimum standards for the issuance of Jumbo *Pfandbriefe* enter into force with immediate effect, the Federal Cartel Office (Bundeskartellamt) having raised no objections.

More detailed information on the new minimum standards for the issuance of Jumbo *Pfandbriefe* is available on the website of the Association of **German Pfandbrief Banks**.

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Head of Capital Markets

> **Jens Remmers** Head of Capital Markets

Heads of Treasury Department

> **Günter Pless** Head of Treasury
> **Heidi Riedel** Deputy Head of Treasury
> **Oliver Schwarzer** Deputy Head of Treasury

Capital Markets

> **Heinrich Strack**

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> **Georg Schlüter**

Research

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Jumbos / Globals and their Increases
Amounts in EUR m Status: 28.09.2006

Security no	Increases by	Increases on	Issuing volume	Coupon	Maturity	Issue Date	Market makers	Ratings S&P/ Moody's	Ratings Fitch
A0A C5V			2,500	2,75	21/11/06	21/01/04	1-6/8/13/14/18/24/26	AAA/Aaa	AAA
257 359			3,017	5,500	20/02/07	13/02/97	1/4/5/6/8	AAA/Aaa	AAA
802 308			2,750	2,750	25/07/07	14/07/03	1-6/13-15/18/25/26	AAA/Aaa	AAA
257 402	250	04/06	1,273	5,250	22/01/08	15/01/98	1/2/4/5/7/10	AAA/Aaa	AAA
HBE 0BQ	500	03/06	2,000	2,750	11/03/08	11/03/05	1/6/18/27	AAA/Aaa	AAA
A0A 71Z	250	05/06	1,250	3,25	19/05/08	18/05/04	3/15/25/28	AAA/Aaa	AAA
A0A Y3F	500	02/06	2,500	3,000	17/06/08	10/03/04	1-3/5/6/13-15/18/25-27	AAA/Aaa	AAA
257 414			767	4,750	11/08/08	04/08/98	1/4/11/13/14/20	AAA/Aaa	AAA
169 713	750	07/06	2,950	3,500	26/09/08	17/09/03	1-6/13-15/18/25/26	AAA/Aaa	AAA
257 424	500	07/06	2,500	4,000	19/01/09	11/01/99	1-3/5/6/8/10/11/14/20	AAA/Aaa	AAA
HBE 0BA			2,000	2,75	27/02/09	19/01/05	1-6/8/14/15/18/25/29	AAA/Aaa	AAA
257 433	250	07/06	2,250	4,250	06/07/09	11/05/99	1-6/10/11/23	AAA/Aaa	AAA
HBE 0F1			2,500	3,000	28/09/09	19/01/06	1-6/9/11/14/18/25/27	AAA/Aaa	AAA
HBE 0AJ			2,000	3,250	17/11/09	17/11/04	1/5/18/26	AAA/Aaa	AAA
HABE 0E6			1,500	3,000	17/02/10	10/11/05	1/3/5/9/10/11/14/15/19/22/25/28	AAA/Aaa	AAA
HBE0DE			1,250	2,50	05/07/10	05/07/05	1/4/5/14	AAA/Aaa	AAA
257 461			5,000	5,250	17/01/11	15/01/01	1-11/14/15/17/18	AAA/Aaa	AAA
HBE 0EK			1,000	2,750	21/09/11	14/09/05	3/15/25/28	AAA/Aaa	AAA
HBE 1LM			1,200	3,75	28/09/12	28/09/06	1/3/4/9/18/22/25/30	AAA/Aaa	AAA

1=Commerzbank, 2=HypoVereinsbank, 3=DZ Bank, 4=HSBC, 5=Dresdner Kleinwort Benson, 6=Deutsche Morgan

Bonds & Notes - Jumbos / Globals and their Increases - Amounts in EUR m Status: 30.09.2004 Seite 2 von 2

Grenfell, 7=Salomon Brothers, 8=ABN AMRO Bank, 9=Société Générale, 10=Westdeutsche Landesbank, 11=Goldman Sachs, 12=Landesbank Sachsen, 13=Merrill Lynch, 14=Morgan Stanley, 15=CDC Ixis, 16=Bankgesellschaft Berlin, 17=SGZ-Bank, 18=Barclays Bank, 19=Norddeutsche Landesbank, 20=Lehman Brothers, 22=Bayerische Landesbank, 23 =Paribas, 24 =Credit Agricole Indosuez, 25=LB Baden-Württemberg, 26=CSFB, 27=Citigroup Global Markets Limited Zweigniederlassung Deutschland, 28=CALYON Corporate and Investment Bank, 29=Nordea Markets Division, 30=UBS Limited

Bonds & Notes

Essen Hyp EUR 30,000,000,000 Debt Issuance Program (DIP)

Essen Hyp's €30bn Debt Issuance Program, which was launched on May 28, 1998 and increased to €30bn in April 2006, aims to facilitate Essen Hyp's funding on the international capital markets.

The main intention of this Program is to provide structured financing transactions. However, any underlying risk exposure of a structured deal must be hedged against. In general, the required swap will be entered into with the dealer proposing the transaction. As a rule, each swap counterparty must have a minimum rating of AA- (S&P).

Jumbo *Pfandbriefe*, Global public-sector *Pfandbriefe* and similar benchmarks are launched outside the DIP.

The Program allows international fund-raising in almost any currency by means of a syndicated or non-syndicated, public or private placement. Funding proceeds are swapped back into EURIBOR. Pursuant to the German Mortgage Bank Act, Essen Hyp as a mortgage bank is not allowed to run any currency risks.

Maturities under this Progam can reach up to 30 years, depending on the type of transaction. There is no specific maturity target.

Notes, including public-sector *Pfandbriefe*, may be issued in bearer or registered form. Depending on the agreement between issuer and dealer, Notes can be launched as Fixed Rate Notes, Floating Rate Notes, Indexed Notes, Dual Currency Notes or Zero Coupon Notes. The minimum volume per drawing is €5m.

Essen Hyp's DIP is listed on the Luxembourg stock exchange. The terms and conditions of the DIP also provide for a listing of bearer notes (including public-sector *Pfandbriefe*) on the Düsseldorf stock exchange, or any other stock exchange. Registered Notes (including public-sector *Pfandbriefe*) are not listed on any stock exchange.

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S&P	AAA	-
Moody´s	Aaa	Aa1
Fitch Ratings	AAA	AAA

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The following ratings have been assigned to the Notes listed under Essen Hyp's Debt Issuance Program:

	Standard & Poor's	Moody's
Public-sector *Pfandbriefe*	AAA	Aaa
Senior Unsecured Debt	A-	A2
Subordinated Debt	BBB+	A3

The Program is governed by German Law.

Our Debt Issuance Program has been arranged by Commerzbank and Merrill Lynch International. The dealers are ABN AMRO, Barclays Capital, Calyon, Citigroup, Commerzbank, Deutsche Bank, Goldman Sachs International, HSBC Trinkaus & Burkhardt, Lehman Brothers, Merrill Lynch International, Morgan Stanley, UBS Warburg and SG Investment Banking. The Program allows for reverse inquiry. Bids are welcome.

For further information please contact our Treasury Department or look at our latest » **Information Memorandum**.

Günter Pless
Senior Vice President
Global Head of Treasury
Tel.: +49 201 8135-360
E-mail:
Guenter.Pless@essenhyp.com

Georg Schlüter

Derivatives
Tel.: +49 201 8135-340
E-mail:
Georg.Schlueter@essenhyp.com

Fax Treasury: +49 201 8135-399

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Essen Hyp EUR 5,000,000,000 Commercial Paper Program

Following the launch of its €5bn Commercial Paper Program in December 1998, Essen Hyp has been able to issue short-term notes since the beginning of 1999.

Essen Hyp actively uses this Program in order to ensure flexible funding at low cost.

The Program allows drawings in EUR and any other internationally recognized currencies, as agreed between Essen Hyp and the dealer(s). The Notes that are issued under the Program must have a maturity of not less than two days. Clearing can be made through Euro Clear and Clearstream Banking. In accordance with the existing legal and regulatory requirements, the maximum maturity in both cases is two years less one day. The minimum amount of the Notes is €2.5m. There is no issuance of Definitive Notes under this Program.

One of the special features of the Program is that it allows for the issuance of

- Fixed-Rate Notes or
- Floating Rate Notes or
- Discounted Notes

all of which may be listed on a German stock exchange. The Notes may be deposited with the European Central Bank as Tier I securities.

Unless otherwise agreed, Floating Rate Notes under the Program have a maturity of at least six months and a minimum period of three months between two interest payment dates. Unless otherwise agreed, the EURIBOR is taken as the reference rate.

The Program itself is listed on the official market of the Düsseldorf stock

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S&P	AAA	-
Moody´s	Aaa	Aa1
Fitch Ratings	AAA	AAA

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exchange. Individual Notes may be listed with official quotations on the Düsseldorf stock exchange, or on any other stock exchange. However, Notes to be listed must have a minimum maturity of three months.

The Program offers a high degree of flexibility for both the dealer(s) and the issuer. Further day-to-day dealers are welcome.

Rating: Standard & Poors's: A-2 (Standard & Poor's)
P-1 (Moody's)

Arranger:
Commerzbank AG

Frequent dealers:
Commerzbank AG, Deutsche Bank AG, Barclays London

Day-to-day dealer:
Calyon, Paris; Citigroup, London; Dresdner; DZBank, FFM; Goldman Sachs, London; Ixis Corp & Inv. Bank, FFM; JP Morgan Chase, London; Lehman Brothers, London; SEB, Frankfurt.

The Program is a supplement to Essen Hyp's Debt Issuance Program, which was signed in May 1998 and increased to €20bn in July 2002.

For further information please contact Essen Hyp's Money Market Desk:

Heidi Riedel
Deputy Head of Treasury
Tel.: +49 201 8135-365
E-mail:**Heidi.Riedel@essenhyp.com**

Fax Treasury: +49 201 8135-399

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Bloomberg / Reuters

Bloomberg

Company description (1008Z GR <Equity> DES <GO>)

Management profile (1008Z GR <Equity> MGMT <GO>)

Company description (1008Z GR HYPO <GO>)

Reuters Dealing

HYES

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S&P	AAA	-
Moody´s	Aaa	Aa1
Fitch Ratings	AAA	AAA

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Securities Prospectus

Persons into whose possession the Debt Issuance Programme Prospectus of Hypothekenbank in Essen Aktiengesellschaft, as amended or supplemented (the "Prospectus"), or any final terms (the "Final Terms") of the offer of notes issued by Hypothekenbank in Essen Aktiengesellschaft under its Euro 30,000,000,000 Debt Issuance Programme (the "Notes") comes, are requested to inform themselves and to observe any legal restrictions on the distribution of the Prospectus and any Final Terms and on the offering, sale and delivery of Notes in the relevant jurisdictions, all as stated in the Prospectus. Persons interested in purchasing any Notes are additionally requested to study said legal restrictions in order to verify whether they qualify as an investor in such Notes before purchasing any of them.

Accept

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Ratings	public-sector *Pfand-briefe*	mortgage *Pfand-briefe*
S&P	AAA	-
Moody´s	Aaa	Aa1
Fitch Ratings	AAA	AAA

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Securities Prospectus

» **Debt Issuance Programme Prospectus as of April 28, 2006** (PDF)

» **Jährliches Dokument für das Geschäftsjahr 2005 nach § 10 Wertpapierprospektgesetz (WpPG) (PDF)**

» **Final Terms: Series No: HBE1L5, Issue Date: October 23, 2006** (PDF)
» **Final Terms: Series No: HBE1LZ, Issue Date: October 20, 2006** (PDF)
» **Final Terms: Series No: HBE0BZ, Issue Date: October 18, 2006** (PDF)
» **Final Terms: Series No: HBE1LR, Issue Date: October 18, 2006** (PDF)
» **Final Terms: Series No: HBE1L1, Issue Date: October 17, 2006** (PDF)
» **Final Terms: Series No: HBE1LY, Issue Date: October 17, 2006** (PDF)
» **Final Terms: Series No: HBE1LP, Issue Date: October 17, 2006** (PDF)
» **Final Terms: Series No: HBE1LU, Issue Date: October 13, 2006** (PDF)
» **Final Terms: Series No: HBE1LT, Issue Date: October 13, 2006** (PDF)
» **Final Terms: Series No: HBE1LR, Issue Date: October 09, 2006** (PDF)
» **Final Terms: Series No: HBE1LQ, Issue Date: October 06, 2006** (PDF)

» **Final Terms: Series No: HBE1LH, Issue Date: September 15, 2006** (PDF)
» **Final Terms: Series No: HBE0J2, Issue Date: September 14, 2006** (PDF)
» **Final Terms: Series No: HBE0JX, Issue Date: September 05, 2006** (PDF)
» **Final Terms: Series No: HBE0JW, Issue Date: September 05, 2006** (PDF)

» **Final Terms: Series No: HBE0J1, Issue Date: August 29, 2006** (PDF)
» **Final Terms: Series No: HBE0JN, Issue Date: August 16, 2006** (PDF)
» **Final Terms: Series No: HBE0JV, Issue Date: August 02, 2006** (PDF)

» **Final Terms: Series No: HBE0JM, Issue Date: July 27, 2006** (PDF)
» **Final Terms: Series No: HBE0JN, Issue Date: July 25, 2006** (PDF)
» **Final Terms: Series No: HBE0JT, Issue Date: July 20, 2006** (PDF)
» **Final Terms: Series No: HBE0JU, Issue Date: July 20, 2006** (PDF)
» **Final Terms: Series No: HBE0JS, Issue Date: July 17, 2006** (PDF)
» **Final Terms: Series No: HBE0JE, Issue Date: July 14, 2006** (PDF)
» **Final Terms: Series No: HBE0JR, Issue Date: July 12, 2006** (PDF)

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Ratings	**public-sector *Pfand-briefe***	**mortgage *Pfand-briefe***
S&P	AAA	-
Moody´s	Aaa	Aa1
Fitch Ratings	AAA	AAA

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- » **Final Terms: Series No: HBE0JJ, Issue Date: July 07, 2006** (PDF)
- » **Final Terms: Series No: HBE0JR, Issue Date: July 12, 2006** (PDF)
- » **Final Terms: Series No: HBE0JJ, Issue Date: July 07, 2006** (PDF)
- » **Final Terms: Series No: HBE0H6, Issue Date: July 04, 2006** (PDF)
- » **Final Terms: Series No: HBE0JG, Issue Date: July 03, 2006** (PDF)

- » **Final Terms: Series No: HBE0H9, Issue Date: June 28, 2006** (PDF)
- » **Final Terms: Series No: HBE0JB, Issue Date: June 28, 2006** (PDF)
- » **Final Terms: Series No: HBE0H1, Issue Date: June 28, 2006** (PDF)
- » **Final Terms: Series No: HBE0H5, Issue Date: June 27, 2006** (PDF)
- » **Final Terms: Series No: HBE0HV, Issue Date: June 23, 2006** (PDF)
- » **Final Terms: Series No: HBE0HU, Issue Date: June 22, 2006** (PDF)
- » **Final Terms: Series No: HBE0H4, Issue Date: June 22, 2006** (PDF)
- » **Final Terms: Series No: HBE0HR, Issue Date: June 20, 2006** (PDF)
- » **Final Terms: Series No: HBE0HQ, Issue Date: June 20, 2006** (PDF)
- » **Final Terms: Series No: HBE0HX, Issue Date: June 20, 2006** (PDF)
- » **Final Terms: Series No: HBE0HS, Issue Date: June 16, 2006** (PDF)
- » **Final Terms: Series No: HBE0HR, Issue Date: June 13, 2006** (PDF)
- » **Final Terms: Series No: HBE0HY, Issue Date: June 12, 2006** (PDF)
- » **Final Terms: Series No: HBE0HT, Issue Date: June 08, 2006** (PDF)

- » **Final Terms: Series No: HBE0HJ, Issue Date: May 31, 2006** (PDF)
- » **Final Terms: Series No: HBE0HP, Issue Date: May 26, 2006** (PDF)
- » **Final Terms: Series No: HBE0HG, Issue Date: May 19, 2006** (PDF)
- » **Final Terms: Series No: HBE0HN, Issue Date: May 19, 2006** (PDF)
- » **Final Terms: Series No: HBE0HM, Issue Date: May 19, 2006** (PDF)
- » **Final Terms: Series No: HBE0HH, Issue Date: May 18, 2006** (PDF)
- » **Final Terms: Series No: HBE0HE, Issue Date: May 05, 2006** (PDF)
- » **Final Terms: Series No: HBE0HF, Issue Date: May 03, 2006** (PDF)

- » **Final Terms: Series No: HBE0HA, Issue Date: April 28, 2006** (PDF)
- » **Final Terms: Series No: HBE0HC, Issue Date: April 26, 2006** (PDF)
- » **Final Terms: Series No: HBE0G5, Issue Date: April 20, 2006** (PDF)
- » **Final Terms: Series No: HBE0HB, Issue Date: April 13, 2006** (PDF)
- » **Final Terms: Series No: HBE0G7, Issue Date: April 10, 2006** (PDF)

- » **Final Terms: Series No: HBE0GS, Issue Date: March 22, 2006** (PDF)
- » **Final Terms: Series No: HBE0G3, Issue Date: March 21, 2006** (PDF)
- » **Final Terms: Series No: HBE0G1, Issue Date: March 21, 2006** (PDF)
- » **Final Terms: Series No: HBE0G0, Issue Date: March 10, 2006** (PDF)
- » **Final Terms: Series No: HBE0GP, Issue Date: March 10, 2006** (PDF)
- » **Final Terms: Series No: HBE0GY, Issue Date: March 10, 2006** (PDF)
- » **Final Terms: Series No: HBE0GR, Issue Date: March 07, 2006** (PDF)

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» **Final Terms: Series No: HBE0GT, Issue Date: March 03, 2006** (PDF)

» **Final Terms: Series No: HBE0GD, Issue Date: February 22, 2006** (PDF)
» **Final Terms: Series No: HBE0GM, Issue Date: February 20, 2006** (PDF)
» **Final Terms: Series No: HBE0GF, Issue Date: February 20, 2006** (PDF)
» **Final Terms: Series No: HBE0F4, Issue Date: February 16, 2006** (PDF)
» **Final Terms: Series No: HBE0GG, Issue Date: February 15, 2006** (PDF)
» **Final Terms: Series No: HBE0GB, Issue Date: February 10, 2006** (PDF)
» **Final Terms: Series No: HBE0GC, Issue Date: February 03, 2006** (PDF)

» **Final Terms: Series No: HBE0GA, Issue Date: January 31, 2006** (PDF)
» **Final Terms: Series No: HBE0FQ, Issue Date: January 31, 2006** (PDF)
» **Final Terms: Series No: HBE0FV, Issue Date: January 27, 2006** (PDF)
» **Final Terms: Series No: HBE0FZ, Issue Date: January 24, 2006** (PDF)
» **Final Terms: Series No: HBE0FS, Issue Date: January 24, 2006** (PDF)
» **Final Terms: Series No: HBE0F3, Issue Date: January 23, 2006** (PDF)
» **Final Terms: Series No: HBE0FU, Issue Date: January 20, 2006** (PDF)
» **Final Terms: Series No: HBE0F0, Issue Date: January 20, 2006** (PDF)
» **Final Terms: Series No: HBE0FT, Issue Date: January 18, 2006** (PDF)
» **Final Terms: Series No: HBE0FS, Issue Date: January 10, 2006** (PDF)
» **Final Terms: Series No: HBE0FM, Issue Date: January 10, 2006** (PDF)
» **Final Terms: Series No: HBE0FR, Issue Date: January 06, 2006** (PDF)

» **Debt Issuance Programme Prospectus as of October 31, 2005** (PDF)
» **Final Terms: Series No: HBE0E5, Issue Date: November 09, 2005** (PDF)
» **Final Terms: Series No: HBE0E4, Issue Date: November 18, 2005** (PDF)
» **Final Terms: Series No: HBE0E7, Issue Date: November 22, 2005** (PDF)
» **Final Terms: Series No: HBE0FA, Issue Date: November 24, 2005** (PDF)
» **Final Terms: Series No: HBE0E8, Issue Date: November 30, 2005** (PDF)
» **Final Terms: Series No: HBE0FD, Issue Date: December 07, 2005** (PDF)
» **Final Terms: Series No: HBE0FC, Issue Date: December 08, 2005** (PDF)
» **Final Terms: Series No: HBE0FJ, Issue Date: December 22, 2005** (PDF)
» **Final Terms: Series No: HBE0FK, Issue Date: December 23, 2005** (PDF)
» **Final Terms: Series No: HBE0FG, Issue Date: December 23, 2005** (PDF)

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ESSEN HYP

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Annual Reports / Interim Reports

On this site you will find all the relevant facts and figures of the Hypothekenbank in Essen AG. Our annual reports include, for instance, the balance sheet, the profit and loss account and the operating result of the corresponding year. You will also find the management report with much additional information concerning the general economic situation, the bank, its work and its projects. For current information please refer to our Interim Reports of the present year.

> **Annual Report 2005 (English version) pdf**
> **Press Release Annual Report 2005 (English version) pdf**

> **Annual Report 2004 (English version) pdf**
> **Press Release Annual Report 2004 (English version) pdf**

> **Annual Report 2003 (English version) pdf**
> **Press Release Annual Report 2003 (English version) pdf**

> **Annual Report 2002 (English version) pdf**
> **Press Release Annual Report (English version) pdf**

> **Annual Report 2001 (English version) pdf**
> **Press Release Annual Report (English version) pdf**

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vdp-Pfandbrief Curve



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Last update: Sep 2006

Sec 28 PfandBG
Last update: Sep 2006

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Ratings	public-sector *Pfandbriefe*	mortgage *Pfandbriefe*
S&P	AAA	-
Moody´s	Aaa	Aa1
Fitch Ratings	AAA	AAA

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Financial Reports

Financial Calendar 2006/ 2007

Key Dates 2006

Mid-November 2006	Interim Report as of September 30, 2006

Key Dates 2007

March 21, 2007	Annual General Meeting and (Supervisory Board) Meeting on the 2006 Annual Accounts
March 22, 2007	Press Conference on the 2006 Annual Accounts and publication of the German version of our 2006 Annual Report
May 2007	Publication of the English version of our 2006 Annual Report
Mid-August 2007	Interim Report as of June 30, 2007
Mid-November 2007	Interim Report as of September 30, 2007

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vdp-Pfandbrief Curve



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Last update: Sep 2006
Sec 28 PfandBG
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Ratings	public-sector *Pfandbriefe*	mortgage *Pfandbriefe*
S&P	AAA	-
Moody´s	Aaa	Aa1
Fitch Ratings	AAA	AAA

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These items are available:

- Annual Report 2005 English **(Download as PDF)**
- Annual Report 2005 German **(Download as PDF)**
- Annual Report 2004 English **(Download as PDF)**
- Annual Report 2004 German **(Download as PDF)**
- Annual Report 2003 English **(Download as PDF)**
- Annual Report 2003 German **(Download as PDF)**
- Annual Report 2002 English **(Download as PDF)**
- Annual Report 2002 German **(Download as PDF)**
- Annual Report 2001 English **(Download as PDF)**
- Annual Report 2001 German **(Download as PDF)**
- Annual Report 2000 English **(Download as PDF)**
- Annual Report 2000 German **(Download as PDF)**

Please forward this order to:

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vdp-Pfandbrief Curve



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Credit Research
Last update: Sep 2006
Sec 28 PfandBG
Last update: Sep 2006
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Ratings	public-sector *Pfandbriefe*	mortgage *Pfandbriefe*
S&P	AAA	-
Moody´s	Aaa	Aa1
Fitch Ratings	AAA	AAA

» more

Economic and Interest Rate Outlook G3
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ESSEN HYP

International Real Estate Finance

Europe and North America

Whether office buildings or shopping malls – real estate financing has become a global business. Major first-class projects can only be put into practice at a profit if matching lenders are found on the international capital markets. Investors, developers and real estate companies look for banking partners who are familiar with the highly complex real estate business. Developing successful strategies that ensure maximum planning security requires the expertise of specialists. And these specialists are at your disposal at Hypothekenbank in Essen AG (Essen Hyp) – because our real estate markets are global.

Bringing in their knowledge of the individual countries and real estate market segments, our experts from various departments will, together with you, work out a tailored and innovative financing structure for your project – for existing properties and future investments alike. Available options include loan volumes from ten million euros (or the equivalent amount in foreign currencies) to several hundred million euros, terms of up to 10 years or more, fixed or floating interest rates. Essen Hyp participates in loan syndicates, but is also prepared to act as a stand-alone lender. We will accompany your project right from the start. Further to our expertise, we offer you a committed team and competitive loan terms: as a mortgage bank, Essen Hyp is entitled to issue *Pfandbriefe* and thus benefits from excellent funding opportunities.

Your partner for international real estate projects.
In addition to mortgage lending in Germany, our core activity is the *granting* of loans on the West European and North American real estate markets, mainly concentrating on *Great Britain*, France, Belgium, the Netherlands, Spain, Switzerland, the United States and Canada. Essen Hyp is thus active on the world's most important real estate markets.

We are particularly interested in properties that benefit from a good

Download Brochure (PDF) "In the Spotlight: International Real Estate Projects"



Morrison Street, Edinburgh, Scotland

"The Exchange" is an up-and-coming office district in the center of Edinburgh. Essen Hyp participates in the financing of a state-of-the-art administrative building with a total office area of 50,000 sqm. The project was completed in 2001.

location in major West European and North American cities. By providing the necessary funds and developing loan structures that are tailored to the borrowers' specific requirements, we make an active contribution to the successful realization of each individual transaction. In addition to this, we are also prepared to support regional real estate projects.

Capable of dealing with selected projects.
The properties that interest us most are office buildings, logistics centers, shopping malls (provided that they are located in the catchment area of major cities and benefit from low vacancy rates) and multi-tenant residential properties. A particular focus is on existing properties that are fully let under long-term leases and to tenants of good standing. Our customers include leading national investors as well as well-known international borrowers who are active on international, national or regional real estate markets.

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ESSEN HYP

International Real Estate Finance

Borrower-specific financing structures

Borrower-specific financing structures.
Essen Hyp's international mortgage lending activities are bundled at our International Property Financing Desk. Our committed and efficient team will advice you of all relevant facts and decisions within a short period of time, so that you can put your plans into practice without delay. A basic decision will be made within a few days after receiving an enquiry for a loan. Having obtained and reviewed all documents needed for decision-making, we will issue an irrevocable lending commitment within a period of time agreed with you. The entire financing transaction – from counseling via loan commitment and disbursement to full redemption – will be accompanied by one particular internal expert who is familiar with all project-specific requirements and will always be at your disposal.

We are currently expanding our network of international representative offices so that you can additionally benefit from local contact partners. Establishing and maintaining fruitful and long-lasting customer relations always is the main objective of our efforts.

Download Brochure (PDF) "In the Spotlight: International Real Estate Projects"



City Point, London

With 37 floors, the City Point Tower is the second highest building in the City of London, benefiting from an excellent location. Essen Hyp participates as a syndicate partner in the financing of this property which was reopened in 1998. The building offers a total office area of 54,000 sqm, retail units totaling 4,700 sqm and storage space of 8,200 sqm.

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ESSEN HYP

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International Real Estate Finance

Specialist knowledge

Quality is the key to success.
We see our task in providing you with specialist knowledge to ensure the long-term success of your project. Our credit decision is based on the in-depth analysis and evaluation of all risks that are inherent in a transaction. Important factors to be looked at are the state of the property, location, investment profitability and tenant credit quality. Each property to be financed is appraised by our internal appraisers or by external specialists who are based in the region concerned and have to give evidence of their qualification and their experience with regard to the respective property type. The question as to whether a property can be used for multiple purposes and the cash flows from rental income are the most important parameters in our project analyses. We are only prepared to accept a loan transaction if our analysis comes to the conclusion that the project meets our high requirements for profitability and safety and that the risks are calculable over the long term.

The standard securities we require for providing a loan include a first-ranking mortgage over the property, the assignment of rental income and insurance proceeds and, in certain cases, additional securities to be agreed individually.

Download Brochure (PDF) "In the Spotlight: International Real Estate Projects"



Long Acre, London

In Central London, a few steps from the famous Covent Garden, Essen Hyp participates as a syndicate partner in the financing of an office building (total office area of 18,000 sqm), which will be fully restored by 2003. All offices will allow a flexible room shaping and design, thus meeting the needs of first-class companies with specific requirements.

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International Real Estate Finance

Contacts

› **Download Brochure (PDF) "In the Spotlight: International Real Estate Projects"**

If you require further information, please do not hesitate to contact us for specific and personalized advice:

Headquarters

Hypothekenbank in Essen AG
International Real Estate Finance - Marketing
Gildehofstraße 1
45127 Essen
Germany

Barbara Wittenbrink, Senior Associate
Tel.: +49 201 8135-471
Fax: +49 201 8135-295

Representative Offices

Great Britain
Hypothekenbank in Essen AG
Representative Office Great Britain
6th Floor
60 Gracechurch Street
London EC3V 0HR
Great Britain

Rainer Polenz, General Manager
Tel.: +44 20 72 83 31 42
Fax: +44 20 72 83 26 49

France
Hypothekenbank in Essen AG
Representative Office France
9, avenue de Friedland
75008 Paris
France

Tel.: +33 1 42 25 25 30
Fax: +33 1 42 25 25 39

Belgium
Hypothekenbank in Essen AG
Representative Office Belgium
Rue de l´Amazone 2
1050 Bruxelles
Belgium

Tel.: +32 25 34 95 95
Fax.:+32 25 34 96 96

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Company

Success needs far-sightedness

Success needs far-sightedness - guided by this motto, Hypothekenbank in Essen AG, which was founded in 1987, has become one of the leading mortgage banks in Germany within just one decade. The bank's business activities basically rest on two pillars: the granting of public-sector and mortgage loans. Our mortgage lending activities range from the extension of retail loans to finance detached or semi-detached houses or owned flats in Germany to the financing of large commercial properties on the domestic market, as well as abroad. To refinance these lending activities Essen Hyp is active on the national and international capital markets. In this context, one of our key objectives is to increase the popularity of our most important funding instrument, the Pfandbrief, with national and international investors. The fact that we have been awarded excellent ratings from the three leading rating agencies is just one proof of the quality of our work. Essen Hyp's most important shareholder is the Commerzbank AG.

You can find more detailed information on our bank, its management and its business activities on the following pages. Should you have any further questions please feel free to **contact** us and we will be happy to provide you with any information you require.

> 15 Years of Hypothekenbank in Essen AG

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Search: go

vdp-Pfandbrief Curve



» more

Credit Research
Last update: Sep 2006
Sec 28 PfandBG
Last update: Sep 2006
» more

Essen Hyp's Chief Economist Dirk Chlench ranked as one of the top forecasters » more

Ratings	public-sector *Pfandbriefe*	mortgage *Pfandbriefe*
S&P	AAA	-
Moody´s	Aaa	Aa1
Fitch Ratings	AAA	AAA

» more

Economic and Interest Rate Outlook G3
» more

Current Financial and Economic Topics
Eurozone: bumpy road ahead!
» more

Interest Rate Forecast Meeting
Economists and portfolio managers from all over Germany participate in these meetings and discuss the future interest rate and economic development.
» more

Investor relations

Corporate Governance Code of Hypothekenbank in Essen AG

The German Corporate Governance Code Commission set up by the German government, presented the German Corporate Governance Code on February 26, 2002. This Code of best practice describes key statutory provisions for the management and supervision of German listed companies and embodies internationally and nationally recognized standards for good and responsible governance. It is intended to make the German system of corporate governance transparent and understandable, and also to promote the trust of international and national investors, customers, employees and the general public in the management and supervision of listed companies.

The shares of Essen Hyp are not listed on a stock exchange. This is why certain legal requirements and stipulations set out in the German Corporate Governance Code, which are applicable to German listed companies, are not relevant to Essen Hyp

Nevertheless, and in view of maximum transparency, Essen Hyp expressly welcomes and supports the German Corporate Governance Code and the goals and objectives it pursues. The Corporate Governance Code of Essen Hyp complies with most of the requirements set out in the German Corporate Governance Code. Given that Essen Hyp's shares are not listed on a stock exchange and that the bank is thus not in a position to satisfy those requirements of the Code that are mandatory for listed companies, the bank does not expressly state which recommendations of the Corporate Governance Code are not complied with for this reason.

> **Declaration of Conformity with the German Corporate Governance Code (April 24, 2006)** (PDF)
> **Corporate Governance Code of Hypothekenbank in Essen Aktiengesellschaft** (PDF)

> **Declaration of Compliance with the German Corporate Governance Code (March 17, 2005)** (PDF)

» www.essenhyp.de

Search: go

vdp-Pfandbrief Curve



» more

Credit Research
Last update: Sep 2006
Sec 28 PfandBG
Last update: Sep 2006
» more

Essen Hyp's Chief Economist Dirk Chlench ranked as one of the top forecasters » more

Ratings	public-sector *Pfandbriefe*	mortgage *Pfandbriefe*
S&P	AAA	-
Moody´s	Aaa	Aa1
Fitch Ratings	AAA	AAA

» more

Economic and Interest Rate Outlook G3
» more

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Eurozone: bumpy road ahead!
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Economists and portfolio managers from all over Germany participate in these meetings and discuss the future interest rate and economic development.
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Declaration of Conformity with the German Corporate Governance Code

Preliminary remark: The shares of Hypothekenbank in Essen Aktiengesellschaft (hereinafter also referred to as "Essen Hyp" or the "bank") are not listed on a stock exchange. At present, Hypothekenbank in Essen Aktiengesellschaft has only two shareholder groups: Commerzbank Aktiengesellschaft, with a majority stake, and the Schuppli Group holding the remaining shares. Accordingly, certain legal requirements and stipulations set out in the German Corporate Governance Code, which are applicable to German listed companies, are not relevant to Essen Hyp.

Nevertheless, Hypothekenbank in Essen Aktiengesellschaft expressly welcomes and supports the German Corporate Governance Code and the goals and objectives it pursues. The Corporate Governance Code of Hypothekenbank in Essen Aktiengesellschaft complies with the recommendations of the German Governance Code Commission, first announced in the official section of the electronic version of the Federal Gazette (*Bundesanzeiger*) on August 20, 2002 and amended on June 2, 2005, except for those restrictions which relate to the fact that Essen Hyp is not a German listed company and does not produce consolidated accounts, and except also for the following recommendations:

Pursuant to Section 2.3.2 the bank shall inform all domestic and foreign shareholders, shareholders' associations and financial services' providers, who, in the preceding 12 months, have requested such notification, of the convening of the General Meeting, and shall provide them with the convention documents upon request, also using electronic channels. The shares of Hypothekenbank in Essen Aktiengesellschaft are not listed on a stock exchange. Hypothekenbank in Essen Aktiengesellschaft has only two shareholder groups: the Commerzbank Aktiengesellschaft and the Schuppli Group. All shareholders are known to the bank. This is why Essen Hyp makes use of the simplifications as regards the invitation to and convening of General Meetings laid down in the German Stock Corporation Act (*AktG*). Thus, Essen Hyp does not announce its General Meetings externally, e.g. in the Federal Gazette (*Bundesanzeiger*), and, contrary to the provisions laid down in Section 2.3.1, the agenda and the reports and documents required for the General Meeting are not published on Essen Hyp's company website.

Given that both shareholders are represented in the Supervisory Board and in the Presiding Committee as the committee responsible for the employment contracts of the members of the Board of Managing Directors, the Supervisory Board does not discuss and review the structure of the Board's compensation system as laid down in Section 4.2.2.

Contrary to Section 3.10 there is no yearly Corporate Governance Report in the bank's Annual Report.

Contrary to Section 4.2.4 the information and figures on the compensation of the members of the Board of Managing Directors are not individualized.

Pursuant to Section 5.3.2 the Supervisory Board shall set up an Audit Committee which, in particular, handles issues of accounting and risk management. As the Supervisory Board of Essen Hyp is composed of not more than 6 members, the Board refrained from setting up such an Audit Committee. Risk management issues are the responsibility of the Risk Committee of the Supervisory Board, which also deals with the bank's market, liquidity, credit, counterparty and operational risks, as well as with any other risks that do not belong to any of the

mentioned risk categories. Issues relating to the annual audit are addressed by the Supervisory Board itself.

Due to our bank's shareholder structure we have refrained from specifying an age limit within the meaning of Section 5.4.1.

Pursuant to Section 5.4.3 proposed candidates for the Supervisory Board chair shall be announced to the shareholders. Due to the fact, however, that no shares of Essen Hyp are in free flow or listed on a stock exchange and that the bank has only two shareholder groups, this provision is not relevant to Essen Hyp.

Contrary to Section 5.4.6 the information and figures on the compensation of the members of the Supervisory Board are not individualized.

Given that all shareholders carrying voting rights are directly or indirectly represented in the Supervisory Board, conflicts of interest are dealt with exclusively within the Supervisory Board in accordance with Section 5.5.2. Contrary to Section 5.5.3 such conflicts of interest are not formally dealt with at the General Meeting.

Due to the fact that no shares of Essen Hyp are in free flow or listed on a stock exchange, and that the bank does not have any stock option programs or comparable incentives in place, the provisions laid down in Sections 4.2.3, 6.6 and 7.1.3 of the German Corporate Governance Code are not relevant to Essen Hyp.

As long as Hypothekenbank in Essen Aktiengesellschaft compiles its Annual Accounts in accordance with the provisions of the German Commercial Code (*HGB*), it will not pass information to third parties by means of Annual Reports or Interim Reports compiled in accordance with the International Accounting Standards (IAS), as stipulated in Section 7.1.1. Apart from the Annual Accounts and Interim Reports, the two shareholder groups of the company receive additional information during the Supervisory Board meetings, so that the above reports are not the main source of information available to them.

Essen, April 24, 2006

The Board of Managing Directors The Supervisory Board

Corporate Governance Code of Hypothekenbank in Essen Aktiengesellschaft, Essen

1. Preamble

1.1 Implementation of the German Corporate Governance Code.

The German Corporate Governance Code Commission (the "Code Commission") set up by the German government, presented the German Corporate Governance Code on February 26, 2002. This Code of best practice describes key statutory provisions for the management and supervision of German listed companies and embodies internationally and nationally recognized standards for good and responsible governance. It is intended to make the German system of corporate governance transparent and understandable, and also to promote the trust of international and national investors, customers, employees and the general public in the management and supervision of listed companies.

The German Corporate Governance Code contains the following three elements:

- a presentation of applicable law
- recommendations of the Code Commission regarding the management and supervision of companies
- suggestions

This Code of best practice, as amended on June 2, 2005, has been officially published by the Federal Ministry of Justice, and is complemented by a provision in the German Stock Corporation Act (*AktG*) pursuant to which the Board of Managing Directors and the Supervisory Board of listed stock corporations (*Aktiengesellschaften*) are required to declare every year whether these recommendations were complied with and which recommendations were not applied (the "comply or explain declaration").

The shares of Hypothekenbank in Essen Aktiengesellschaft (hereinafter also referred to as "Essen Hyp" or "bank") are not listed on a stock exchange. At present, Hypothekenbank in Essen Aktiengesellschaft has only two shareholder groups: Commerzbank Aktiengesellschaft, with a majority stake, and the Schuppli Group holding the remaining shares. This is why certain legal requirements and stipulations set out in the German Corporate Governance Code, which are applicable to German listed companies, are not relevant to Essen Hyp.

Nevertheless, Hypothekenbank in Essen Aktiengesellschaft expressly welcomes and supports the German Corporate Governance Code and the goals and objectives it pursues. The Corporate Governance Code of Hypothekenbank in Essen Aktiengesellschaft (hereinafter referred to as the "Code") complies with the requirements set out in the German Corporate Governance Code, except from those restrictions which relate to the fact that Essen Hyp is not a German listed company and does not set up consolidated accounts.

The Code clarifies the rights of shareholders who provide Essen Hyp with the necessary equity capital and bear the entrepreneurial risk. At the same time, it presents the rules set out in the Articles of Association and the rules of procedure for the Supervisory Board and the Board of Managing Directors.

1.2 Board system of Hypothekenbank in Essen Aktiengesellschaft

A dual board system is prescribed by law for Hypothekenbank in Essen Aktiengesellschaft as a German stock corporation.

The Board of Managing Directors is responsible for managing the company. Its members are jointly accountable for the management of the company, whereby the individual members are responsible for the areas assigned to them within the framework of Board resolutions. The Chairman of the Board of Managing Directors coordinates the work of the Board members. Subject to certain legal provisions, such as Section 15 of the German Banking Act (*KWG*), Board resolutions are passed with the majority of votes cast.

The Supervisory Board appoints, supervises and advises the members of the Board of Managing Directors and is directly involved in decisions of fundamental importance to the company. The Chairman of the Supervisory Board coordinates the work of the Supervisory Board.

Two thirds of the members of the Supervisory Board are elected by the shareholders at the General Meeting. The two remaining members of the Supervisory Board are staff representatives who are elected by the bank's employees at a secret ballot. The Chairman of the Supervisory Board is appointed by the Commerzbank Aktiengesellschaft, being the majority shareholder. His deputy is appointed by the minority shareholder. Subject to certain legal provisions, Supervisory Board resolutions are passed with the majority of votes cast. In the case of a tie – also at elections – the Chairman of the meeting has the casting vote. Both, the representatives elected by the shareholders and the staff representatives are obliged to act in the company's best interests.

The company's accounting follows the 'true and fair view' principle and presents a view of the company's net assets, financial position and earnings situation that corresponds to the actual circumstances.

As a rule this Code will be reviewed and, if necessary, adjusted once a year in the light of national and international developments and changes within the company.

2 Shareholders and General Meeting

2.1 Shareholders

2.1.1 Shareholders exercise their rights at the General Meeting and vote there.

2.1.2 Each share carries one vote. There are no shares with multiple voting rights, preferential voting rights (golden shares) or maximum voting rights.

2.2 General Meeting

2.2.1 The Board of Managing Directors submits the Annual Financial Statements to the General Meeting. The General Meeting decides on the appropriation of profit and the discharge of the acts of the Board of Managing Directors and of the Supervisory Board. It also elects the shareholders' representatives to the Supervisory Board and the auditors.

Furthermore, the General Meeting decides on the Articles of Association, the object of the company, amendments to the Articles of Association and essential corporate measures such as, in particular, inter-company agreements and transformations and the issuance of new shares, convertible bonds, bonds with warrants and profit-sharing certificates, or it authorizes the Board of Managing Directors to issue them with the approval of the Supervisory Board. In addition, the General Meeting decides on the authorization to purchase own shares.

2.2.2 When new shares are issued, shareholders shall have a subscription right reflecting their respective share of the equity capital, unless the General Meeting decides otherwise.

2.2.3 Each shareholder is entitled to participate in the General Meeting, to take the floor on matters on the agenda and to submit materially relevant questions and proposals.

2.2.4 The Chairman of the General Meeting shall ensure that the meeting runs smoothly.

2.3 Invitation to the General Meeting, Proxies

2.3.1 The Board of Managing Directors shall convene the General Meeting at least once a year, giving details of the agenda. A quorum of shareholders is entitled to require that a General Meeting be convened and the agenda extended. The Board of Managing Directors shall not only make available the reports and documents that are required by law for the General Meeting, including the Annual Report, during the meeting itself, but also send them to the shareholders on request.

2.3.2 The bank facilitates the personal exercising of shareholders' rights and also assists the shareholders in the use of proxies. The Board of Managing Directors arranges for the

appointment of a representative to exercise shareholders' voting rights in accordance with their instructions.

3 Cooperation between the Board of Managing Directors and the Supervisory Board

3.1 The Board of Managing Directors and the Supervisory Board shall cooperate closely to the benefit of the company.

3.2 The Board of Managing Directors coordinates the bank's business strategy with the Supervisory Board and discusses the current state of strategy implementation with the Supervisory Board at regular intervals.

3.3 Pursuant to specific provisions set out in the Articles of Association, by the Supervisory Board and in the German Banking Act (*KWG*), transactions of fundamental importance require the approval of the Supervisory Board. These transactions include decisions or measures which fundamentally alter the company's asset, financial or earnings situation, as well as fundamental credit decisions.

3.4 Providing the Supervisory Board with sufficient information is the joint responsibility of the Board of Managing Directors and the Supervisory Board.

The Board of Managing Directors shall inform the Supervisory Board regularly, without delay and comprehensively, about all issues that are relevant to Essen Hyp with regard to planning, business development, the risk situation and risk management. The Board of Managing Directors reports on deviations of the actual plans from previously formulated targets, indicating the reasons for these deviations.

The Supervisory Board specifies the information and reporting duties of the Board of Managing Directors. The reports of the Board of Managing Directors to the Supervisory Board are, as a rule, to be submitted in writing. Documents required for decision-making such as, in particular, the Annual Financial Statements and the Auditors' Report are, to the extent possible, forwarded to the members of the Supervisory Board in due time prior to the meeting.

3.5 Good corporate governance requires an open discussion between the Board of Managing Directors and the Supervisory Board, as well as amongst the members within the Board of Managing Directors and the Supervisory Board. The strict observance of confidentiality is of paramount importance for this.

All Board members shall ensure that the staff members they employ also comply with the obligation to maintain confidentiality.

3.6 As necessary, the Supervisory Board meets without the Board of Managing Directors.

3.7 In the event of a takeover offer the Board of Managing Directors and the Supervisory Board of the bank, as the target company, must submit a statement of their reasoned

position so that the shareholders can make an informed decision on the bid.

After the announcement of a takeover bid, the Board of Managing Directors may not take any actions outside the ordinary course of business that could prevent the success of the bid unless the Board of Managing Directors has been authorized by the General Meeting, or the Supervisory Board has given its approval. In making their decisions, the Board of Managing Directors and the Supervisory Board are obliged to act in the best interests of the shareholders and of the company.

3.8 The members of the Board of Managing Directors and the Supervisory Board shall comply with the rules of proper corporate management. If they violate the due care and diligence of a prudent and conscientious member of the Board of Managing Directors or the Supervisory Board, they are liable to the bank for damages.

The bank has taken out a directors' and officers' liability insurance (D&O insurance) policy for the Board of Managing Directors and the Supervisory Board, placed through the majority shareholder, the Commerzbank Aktiengesellschaft. A suitable deductible has been agreed for both the members of the Board of Managing Directors and the members of the Supervisory Board.

3.9 Pursuant to Section 15 of the German Banking Act (*KWG*) the extension of loans from the company to members of the Board of Managing Directors or the Supervisory Board or their relatives (spouses and children who are still minors) requires the unanimous approval of the Board of Managing Directors, as well as the prior consent of the Supervisory Board.

3.10 The Board of Managing Directors and the Supervisory Board shall report on possible deviations from the recommendations of the German Corporate Governance Code once every year. The company shall keep previous Declarations of Conformity wit the Code available for viewing on its website for five years.

4 The Board of Managing Directors

4.1 Tasks and Responsibilities

4.1.1 The Board of Managing Directors is responsible for independently managing the company. In doing so, it is obliged to act in the company's best interests and undertakes to increase the sustainable value of the company.

4.1.2 The Board of Managing Directors develops the company's strategy, coordinates it with the Supervisory Board and ensures its implementation.

4.1.3 The Board of Managing Directors shall ensure that all provisions set out by law are complied with.

4.1.4 The Board of Managing Directors ensures appropriate risk management and risk

controlling within the company.

4.2 Composition and Compensation

4.2.1 The Board of Managing Directors is composed of several persons and has a Chairman. Rules of procedure, which require the approval of the Supervisory Board, govern cooperation within the Board of Managing Directors. The Board of Managing Directors cooperates on a basis of trust with the bank's other bodies and the employee representatives to the benefit of the company.

4.2.2 The compensation of the members of the Board of Managing Directors is fixed by the Presiding Committee of the Supervisory Board at an appropriate amount, based on a performance assessment. Criteria for determining the appropriateness of the compensation are, in particular, the tasks of the respective Board member, his personal performance, the performance of the Board of Managing Directors as a whole, the economic situation, and the performance and future prospects of the bank, taking into account its competitors.

4.2.3 The overall compensation of the members of the Board of Managing Directors comprises a fixed salary and variable elements. The variable part of the compensation includes both result- and performance-linked components and is based on the achievement of the bank's business success, the results of the business segments for which the respective Board member is responsible, and his individual performance. All compensation components must be appropriate, both individually and in total.

4.2.4 The compensation of the members of the Board of Managing Directors is reported in the Notes to the Annual Accounts, broken down into fixed salary and variable components, each in a single sum.

4.3 Conflicts of Interest

4.3.1 During their employment with Essen Hyp, the members of the Board of Managing Directors are subject to a comprehensive non-competition obligation.

4.3.2 In connection with their work, the members of the Board of Managing Directors and employees may neither demand nor accept from third parties payments or other benefits for themselves or for any other person, nor grant any unlawful advantage to third parties.

4.3.3 The members of the Board of Managing Directors are bound by the company's best interests. No member of the Board of Managing Directors will pursue personal interests in his decisions, or use business opportunities intended for Essen Hyp for himself.

4.3.4 Each member of the Board of Managing Directors must disclose conflicts of interest to

the Supervisory Board without delay and inform the other members of the Board of Managing Directors. All transactions between the company and the members of the Board of Managing Directors, persons they are closely related to or companies they have a personal association with must meet the standards that are customary in the sector. Important transactions require the approval of the Supervisory Board or the Committee responsible according to the rules of procedure of the Supervisory Board.

4.3.5 Sideline activities of the members of the Board of Managing Directors, especially Supervisory Board mandates outside the company, are subject to the approval of the Supervisory Board.

5 The Supervisory Board

5.1 Tasks and Responsibilities

5.1.1 The task of the Supervisory Board is to provide continuous advice to, and to monitor the work of the Board of Managing Directors in the management of the company. The Supervisory Board must be involved in all decisions that are of fundamental importance to the bank.

5.1.2 The Supervisory Board appoints and dismisses the members of the Board of Managing Directors. Together with the Board of Managing Directors, the Presiding Committee of the Supervisory Board ensures that there is long-term successor planning. The Supervisory Board has delegated the preparations for the appointment of members to the Board of Managing Directors to the Presiding Committee, which also lays down the conditions of the employment contracts, including compensation.

A re-appointment prior to one year before the end of the appointment period with a simultaneous termination of the current appointment may only take place under special circumstances. For members of the Board of Managing Directors there is a fixed age limit of 65 years.

5.1.3 The Supervisory Board has issued rules of procedure.

5.2 Tasks and Powers of the Chairman of the Supervisory Board

The Chairman of the Supervisory Board coordinates the work within the Supervisory Board, chairs its meetings and attends to the affairs of the Supervisory Board externally.

The Chairman of the Supervisory Board also chairs the Presiding Committee which, inter alia, deals with the employment contracts of the members of the Board of Managing Directors.

The Chairman of the Supervisory Board maintains close contact with the Board of Managing Directors, and with the Chairman in particular, in order to discuss the strategy, business development and risk management of the bank. The Chairman of the Supervisory Board shall, without delay, be informed by the Chairman of the Board of Managing Directors of any events material for the assessment of the bank's situation and development, or for the management of the bank. The Chairman of the Supervisory Board shall then inform the Supervisory Board and, as necessary, convene an extraordinary meeting of the Supervisory Board.

5.3 Formation of Committees

5.3.1 Depending on the specific features of the company and the number of Supervisory Board members, the Supervisory Board has formed a Presiding Committee and a Risk Committee from within itself. These two committees serve to increase the efficiency of the Supervisory Board's work and deal with more complex issues. The Chairman of each committee regularly reports to the Supervisory Board on the work of the respective committee.

5.3.2 The rules of procedure of the Supervisory Board provide for committees to make decisions in place of the Supervisory Board. The Presiding Committee prepares Supervisory Board meetings, at which personnel decisions are to be made.

5.3.3 The Supervisory Board can delegate other subjects to be handled by one or several committees. These subjects include the strategy of the bank, the compensation of the members of the Board of Managing Directors, investments and financing.

5.4 Composition and Compensation

5.4.1 When submitting proposals for the election of Supervisory Board members, care shall be taken that the Supervisory Board, is, at all times, composed of members who, as a whole, have the required knowledge, ability and expertise to properly complete their tasks and are sufficiently independent. Furthermore, the international activities of the company and potential conflicts of interest are taken into account.

5.4.2 To ensure the Supervisory Board's independent advice and supervision of the Board of Managing Directors, the Supervisory Board shall include what it considers an adequate number of members. A Supervisory Board member is considered independent if he or she has no business or personal relations with the company or its Board of Managing Directors which cause a conflict of interest. Not more than two former members of the Board of Managing Directors shall be a member of the Supervisory Board. Moreover, Supervisory Board members shall not hold directorships or similar positions with main competitors of the company or provide any advisory services to them.

5.4.3 It shall not be the rule for the former Chairman of the Board of Managing Directors or a member of the Board of Managing Directors to become Supervisory Board Chairman or the Chairman of a Supervisory Board committee. If this is intended, special reasons shall be presented to the annual general meeting.

5.4.4 The members of the Supervisory Board shall ensure that they have sufficient time to perform their mandate. Members of the Board of Managing Directors of a listed bank shall not accept more than five Supervisory Board mandates in non-group listed companies.

5.4.5 The election or re-election of all Supervisory Board members takes place at the same time, and as a rule for the longest admissible period of office. Elections to replace members are for the remaining period of office of a member of the Supervisory Board who resigns prematurely, or, if the resigning member's period of office was shorter than the regular period of office in accordance with sentence 1 of this Section, up to the end of the period of office of the other members of the Supervisory Board who have been appointed for the longest admissible period of office.

5.4.6 The compensation of the members of the Supervisory Board is specified in the Articles of Association. It is based upon the responsibilities and tasks of the members of the Supervisory Board, as well as the economic situation and performance of the bank. Also taken into account are the holding of a chair or deputy chair position in the Supervisory Board, as well as the Chairmanship and membership in any Supervisory Board committee.

The members of the Supervisory Board receive fixed as well as performance-related compensation. The latter is based upon the dividend payments to the bank's shareholders.

The compensation of the members of the Supervisory Board is reported in the Notes to the Annual Accounts, broken down according to components, each in a single sum. Should, by way of exception, compensation be paid to the members of the Supervisory Board or advantages extended for services provided individually, in particular, advisory or agency services, these payments are shown separately in the Notes to the Annual Accounts.

5.4.7 If a member of the Supervisory Board has taken part in less than half of the meetings of the Supervisory Board in a financial year, this will be noted in the Report of the

Supervisory Board.

5.5 Conflicts of Interest

5.5.1 All members of the Supervisory Board are bound to act in the company's best interests. No member of the Supervisory Board will pursue personal interests in his decisions, or use business opportunities intended for the company for himself.

5.5.2 Each member of the Supervisory Board shall inform the Chairman of the Supervisory Board of any conflicts of interest, especially those which may result from a consultant or directorship position with clients, suppliers, lenders or other business partners. If necessary, the Chairman of the Supervisory Board will then have the Presiding Committee discuss the issue. The Chairman of the Supervisory Board shall disclose his own conflicts of interest to the Supervisory Board or the Presiding Committee.

5.5.3 Material and not merely temporary conflicts of interest with respect to the person of a Supervisory Board member shall result in the termination of his mandate.

5.5.4 Advisory and other service agreements between a member of the Supervisory Board and the bank require the Supervisory Board's approval.

5.6 Examination of Efficiency

The Supervisory Board shall examine the efficiency of its activities on a regular basis.

6 Transparency

6.1 The Board of Managing Directors must disclose insider information directly relating to the company without delay unless it is exempted from the disclosure requirement in an individual case.

6.2 As soon as the bank becomes aware of the fact that an individual acquires, sells or by any other means exceeds or falls short of 5, 10, 25, 50 or 75% of the voting rights in the bank, the Board of Managing Directors shall disclose this fact without delay.

6.3 The bank's treatment of all shareholders in respect of information shall be the same. The bank shall also disclose all new facts made known to financial analysts and similar addressees to its shareholders without delay.

6.4 The bank shall use suitable communication media, such as the internet, to inform shareholders and investors in a prompt and uniform manner.

6.5 Any information which the bank discloses abroad in compliance with applicable capital market law provisions will also be disclosed domestically without delay.

6.6 As part of the bank's regular information policy, the dates of its most important regular publications (including the Annual Report, Interim Reports, General Meeting) are published sufficiently in advance in a 'financial calendar'.

6.7 Any information on the bank disclosed by the bank itself shall also be published on the bank's website. The website shall have a clear structure.

7.1 Reporting

7.1.1 Third parties receive their information through the Annual Financial Statements. During the financial year, they receive additional information in the form of Interim Reports that are published at the end of the second and third quarters. The Annual Financial Statements and Interim Reports are prepared according to national legislation, i.e. the provisions set out in the German Commercial Code (*HGB*), which also form the basis for taxation.

7.1.2 The Annual Financial Statements are prepared by the Board of Managing Directors and examined by the auditors and the Supervisory Board. In addition, the Financial Reporting Enforcement Panel (*Prüfstelle für Rechnungslegung*) and the Federal Financial Supervisory Authority (*BaFin*) are authorized to check that the Annual Financial Statements comply with the applicable accounting regulations (enforcement).The Annual Financial Statements shall be publicly accessible within 90 days of the end of the financial year; Interim Reports shall be publicly accessible within 45 days of the end of the reporting period.

7.1.3 The bank publishes a list of third party companies in which it has a participating interest that is not of minor importance for the bank. The trading portfolios of the bank, on which voting rights are not exercised, are disregarded in this context. In accordance with the German Commercial Code (*HGB*) the following information is provided in the bank's Annual Accounts: name and registered office of the bank, the amount of the interest, the amount of equity and the operating result of the past financial year.

7.1.4 Notes on the relationships with shareholders who are considered 'related parties' pursuant to the applicable accounting regulations, shall be provided in the Annual Financial Statements.

7.2 Audit of the Annual Financial Statements

7.2.1 Prior to submitting a proposal for election, the Supervisory Board will obtain a statement from the proposed auditor stating whether, and where applicable, which business, financial, personal and other relationships exist between the auditor and its executive bodies and head auditors on the one hand, and the bank and its Board members on the other hand, that could call its independence into question. This statement shall include the extent to which other services were performed for the bank in the past year, especially in the field of consultancy, or which are contracted for the following year.

The Supervisory Board agrees with the auditor that the Chairman of the Supervisory Board will be informed immediately of any grounds for disqualification or partiality occurring during the audit, unless such grounds are removed immediately.

7.2.2 The Supervisory Board shall commission the auditor to carry out the audit and conclude an agreement on the latter's fee.

7.2.3 The Supervisory Board shall arrange for the auditor to report on all facts and events of importance for the tasks of the Supervisory Board which arise during the performance of the audit.

The Supervisory Board shall arrange for the auditor to inform it and/or note in the Auditors' Report if, during the performance of the audit, the auditor comes across facts which show a misstatement by the Board of Managing Directors and Supervisory Board on the Corporate Governance Code.

7.2.4 The auditor takes part in the Supervisory Board's deliberations on the Annual Financial Statements and reports on the relevant results of the audit. He is available to answer the questions the members of the Supervisory Board may have.

Declaration of Compliance with the German Corporate Governance Code pursuant to Section 161 of the German Stock Corporation Act (*AktG*)

Preliminary remark: The shares of Hypothekenbank in Essen Aktiengesellschaft (hereinafter also referred to as "Essen Hyp" or the "bank") are not listed on a stock exchange. At present, the Hypothekenbank in Essen Aktiengesellschaft has only two shareholder groups: Commerzbank Aktiengesellschaft, with a majority stake, and the Schuppli Group holding the remaining shares. This explains why certain legal requirements and stipulations set out in the German Corporate Governance Code, which are applicable to German listed companies, are not relevant to Essen Hyp.

Nevertheless, Hypothekenbank in Essen Aktiengesellschaft expressly welcomes and supports the German Corporate Governance Code and the goals and objectives it pursues. The Corporate Governance Code of Hypothekenbank in Essen Aktiengesellschaft complies with the recommendations of the German Governance Code Commission, announced in the official section of the electronic Federal Gazette (*Bundesanzeiger*) on May 21, 2003, except for those restrictions which relate to the fact that Essen Hyp is not a German listed company and does not produce consolidated accounts, and except also for the following recommendations:

Pursuant to Section 2.3.2 the bank shall inform all domestic and foreign shareholders, shareholders' associations and financial services' providers, who, in the preceding 12 months, have requested such notification, of the convening of the General Meeting, and shall provide them with the convention documents upon request, also using electronic channels. The shares of Hypothekenbank in Essen Aktiengesellschaft are not listed on a stock exchange. Hypothekenbank in Essen Aktiengesellschaft has only two shareholder groups: the Commerzbank Aktiengesellschaft and the Schuppli Group. All shareholders are known to the bank. This is why Essen Hyp makes use of the simplifications as regards the invitation to and convening of General Meetings laid down in the German Stock Corporation Act (*AktG*). Thus, Essen Hyp does not announce its General Meetings externally, e.g. in the Federal Gazette (*Bundesanzeiger*), and, contrary to the provisions laid down in Section 2.3.1, the agenda and the reports and documents required for the General Meeting are not published on Essen Hyp's company website.

Given that both shareholders are represented in the Supervisory Board and in the Presiding Committee as the committee responsible for the employment contracts of the members of the Board of Managing Directors, the Supervisory Board does not discuss and review the structure of the Board's compensation system as laid down in Section 4.2.2.

Contrary to Section 4.2.4 the information and figures on the compensation of the members of the Board of Managing Directors are not individualized.

Pursuant to Section 5.3.2 the Supervisory Board shall set up an Audit Committee which, in particular, handles issues of accounting and risk management. Given that the Supervisory Board of Essen Hyp is composed of not more than 6 members, the Board refrained from setting up such an Audit Committee. Risk management issues are the responsibility of the Risk Committee of the Supervisory Board, which also deals with the bank's market, liquidity, credit, counterparty and operational risks, as well as with any other risks that do not belong to any of the mentioned risk categories. Issues relating to the annual audit are addressed by the Supervisory Board itself.

Due to our bank's shareholder structure we have refrained from specifying an age limit within the meaning of Section 5.4.1.

Contrary to Section 5.4.5 the information and figures on the compensation of the members of the Supervisory Board are not individualized.

Given that all shareholders carrying voting rights are directly or indirectly represented in the Supervisory Board, conflicts of interest are dealt with exclusively within the Supervisory Board in accordance with Section 5.5.2. Contrary to Section 5.5.3 the General Meeting is not informed about such conflicts of interest.

Given that no shares of Essen Hyp are in free flow or listed on a stock exchange, and that the bank does not have any stock option programs or comparable incentives in place, the provisions laid down in Sections 4.2.3, 6.6 and 7.1.3 of the German Corporate Governance Code are not relevant to Essen Hyp.

As long as Hypothekenbank in Essen Aktiengesellschaft compiles its Annual Accounts in accordance with the provisions of the German Commercial Code (*HGB*), it will not pass information to third parties by means of Annual Reports or Interim Reports compiled in accordance with the International Accounting Standards (IAS), as stipulated in Section 7.1.1. Apart from the Annual Accounts and Interim Reports, the two shareholder groups of the company receive additional information during the Supervisory Board meetings, so that the above reports are not the only source of information available to them.

Essen, March 17, 2005

The Board of Managing Directors

The Supervisory Board

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Company

Organization Chart

Chairman of the Board of Managing Directors
Hubert Schulte-Kemper

Corporate Division I
Corporate Management Center

Head: Dr. G. Stricker
Deputy Heads:
N. Wittkopf, Dr. S. Tilch

- Secretariat to the Board of Managing Directors
- Investor Relations
- Corporate Communications
- Public Relations
- Strategy
- Personnel
- Group Reporting

Corporate Division II
Capital Markets

Head: J. Remmers
Deputy Heads:
G. Pless, M. Bartling

- Treasury
- Bank Management
- Research

Member of the Board of Managing Directors
Michael Fröhner

Corporate Division III
Real Estate Finance

Head: W. Salomo
Deputy Head: W. Böving

- National Real Estate Finance Marketing
- International Real Estate Finance Marketing
- Representative Offices
- Branches

Corporate Division IV
Services

Head: H. Möller

- IT- Compliance
- IT- Development
- IT- Production
- Organization

Member of the Board of Managing Directors
Burkhard Dallosch

Corporate Division V
Finance

Head: N. Boddenberg
Deputy Heads:
J. Wihler

- Accounting and Tax
- Operations Global Markets
- Risk Controlling

Corporate Division VI
Transaction Management

Head: C. Angott
Deputy Heads:
I. Plange, Chr. Bungarten

- Transaction Management (national/ international)
- Credit Research
- Mortgage Lending Risk Management
- Loan Foreclosure

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ESSEN HYP

Company

10 Successful Years in Retrospect

Figures in Euro m, year-end balance *)	1987	1995	1996	1997	1998	1999	2000	2001	2002	2003	2004	2005
Claims outstanding:												
Mortgage loans	108	1,386	1,565	1,715	1,827	1,841	2,271	3,003	4,290	5,822	7,258	6,926
Public-sector loans	603	13,505	21,675	29,389	35,873	39,810	36,097	36,841	35,870	34,764	33,102	35,824
Bonds and notes **)	31	2,142	1,022	2,689	5,918	10,701	16,493	24,349	24,286	25,179	30,588	39,855
Other claims	0	174	461	672	888	1,591	2,415	2,703	4,035	5,647	5,047	7,352
Bonds and notes issued:												
Mortgage *Pfandbriefe*	39	977	1,176	1,219	1,087	1,078	1,272	1,305	1,884	2,703	4,173	4,250
Public-sector *Pfandbriefe*	819	14,160	21,438	30,077	38,684	48,379	47,015	54,519	50,738	51,477	52,571	60,972
Other bonds and notes / other liabilities	0	2,031	2,192	3,418	4,872	5,281	9,170	12,182	16,855	18,452	20,855	25,770
New lending commitments:												
Mortgage loans	135	329	427	266	415	574	1,216	1,366	1,627	2,517	1,956	1,770
Public-sector loans	875	8,719	10,124	14,238	14,856	16,706	13,714	5,297	4,235	7,148	4,538	10,898
Bonds and notes**)	31	1,547	1,306	2,907	4,518	6,771	12,494	16,632	12,420	8,016	10,541	16,156

Capital and reserves:												
Subscribed capital and reserves***)	41	260	265	311	377	454	426	554	554	584	654	699
Profit-sharing capital	0	54	54	129	187	243	255	279	284	324	319	293
Subordinated liabilities	0	130	130	155	189	244	244	298	297	348	358	290
Balance-sheet total:	1,103	17,734	25,393	35,471	45,596	55,905	58,771	69,553	70,979	74,299	79,461	92,781
Net interest and commission income:	5.0	74.3	98.9	125.8	149.9	168.6	161.2	170.9	187.5	213.5	205.9	249.3
General operating expenses:												
Personnel expenses	0.8	6.2	6.9	8.4	8.0	9.3	9.8	10.6	10.8	12.1	13.7	14.8
Other administrative expenses	0.7	3.7	4.6	5.9	7.1	8.2	8.9	9.5	9.4	11.2	14.4	16.5
Depreciation on and value adjustments to intangible and fixed assets	0.1	3.3	2.2	1.6	1.5	3.2	3.5	3.4	3.0	2.2	13.0	2.7
Operating result:	5.1	42.0	55.5	78.4	105.7	120.2	98.5	108.1	112.3	118.6	128.6	141.9
Net income for the year:	3.1	20.5	26.9	38.7	53.0	64.8	66.7	72.3	76.2	81.2	91.0	103.0

Notes:*) up to 1991 acc. to old accounting regulations
**) Since April 1, 1998 securities of public and public-sector issuers can be taken into ordinary cover. Figures without bonds issued by Hypothekenbank in Essen.
***) after deduction of unpaid capital subscriptions in 1993

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Company

Committees

Board of Managing Directors

Hubert Schulte-Kemper, Marl, Chairman
Michael Fröhner, Dortmund
Burkhard Dallosch, Prague

Executive Vice Presidents

Hans-Jürgen Kröncke, Haltern
Norbert Boddenberg, Essen
Jens Remmers, Frankfurt/Main

Trustees

Dieter Eberle, Lawyer, Essen
Dr. rer. pol. Thomas Geer, Deputy, Essen
Rolf Dahlmann, Deputy, Essen

Supervisory Board

Dr. Eric Strutz
Chairman; Member of the Board of Managing Directors, Commerzbank AG, Frankfurt/Main

Dipl. oec. Berta Schuppli
Deputy Chairman, Wiesbaden

Erich Labs
Hypothekenbank in Essen AG, Essen

Kurt Müller
Hypothekenbank in Essen AG, Essen

Wolfgang Hartmann
Member of the Board of Managing

Dr. Renate Krümmer
Executive Vice President

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Last update: Sep 2006

Sec 28 PfandBG
Last update: Sep 2006

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S&P	AAA	-
Moody´s	Aaa	Aa1
Fitch Ratings	AAA	AAA

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Directors,
Commerzbank AG, Frankfurt/Main

Group Strategy and Controlling,
Commerzbank AG, Frankfurt/Main

Advisory Council

Dr. Axel Frhr. v. Ruedorffer
Chairman (since March 18, 2004); Member of the Central Advisory Board, Commerzbank AG , Frankfurt/Main

Dr. Friedel Abel
Chairman of the Board of Managing Directors, Hochtief Construction AG, Essen

Harold Hörauf
Member of the Supervisory Board HSBC Trinkaus & Burkhardt KGaA, Düsseldorf

Dr. Hans-Joachim Jacob
Auditor, Munich

Prof. em. Dr. Paul Klemmer,
President of the Verband für Wohnungswesen, Städtebau und Raumordnung e.V., Berlin
† July 26, 2005

Uwe Kruschinski
Member of the Board of Managing Directors, Bankgesellschaft Berlin AG, Berlin

Hermann Marth
Chairman of the Board of Managing

Directors, RAG Immobilien AG, Essen

Auxiliary Bishop Franz Grave
Episcopal Vicar for Universal Church and Social Issues, Essen

Dr. Udo Scheffel
Chairman of the Management Board of the Bayerische Bau und Immobilien GmbH & Co. KG, Munich

Dr. Wolfgang Schuppli
Lawyer, Wiesbaden

Priv. Doz. Dr. Ulf R. Siebel
Lawyer, Frankfurt/Main

Dr. Alfred Tacke
Chairman of the Board of Managing Directors,
STEAG AG, Essen

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Branches and Offices

Head Office

Essen
Gildehofstr. 1
D-45127 Essen
Postfach 10 18 61
D-45018 Essen

Tel.: +49 2 01 81 35-0
Fax: +49 2 01 81 35-2 00
Fax Treasury:
+49 2 01 81 35-399

Registered under
HRB Essen No. 7083

E-mail: **info@essenhyp.com**
Internet: **www.essenhyp.com**

Lending Offices

Berlin
Jägerstraße 58
D-10117 Berlin
Tel.: +49 30 81 45 07-10
Fax: +49 30 81 45 07-29
berlin@essenhyp.com

Munich
Romanstr. 43
D-80639 Munich
Tel.: +49 89 29 16 17 52
Fax: +49 89 29 16 17 54
muenchen@essenhyp.com

Frankfurt
Westendstr. 19
D-60325 Frankfurt
Tel.: +49 69 17 20 65
frankfurt@essenhyp.com

Hamburg
Fleethof- Stadthausbrücke 1
D-20355 Hamburg
Tel.: +49 40 32 52 43-00
Fax: +49 40 32 52 43-29
hamburg@essenhyp.com

Representative Offices

Brussels
Rue de l'Amazone 2
1050 Bruxelles
Belgium
Tel.: +32 2 5 34 95 95
Fax: +32 2 5 34 96 96
bruessel@essenhyp.com

London
Commerzbank House
6th Floor, 60 Gracechurch Street
London EC3V 0HR
Great Britain
Tel.: +44 20 72 83 31 42
Fax: +44 20 72 83 26 49

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Last update: Sep 2006
Sec 28 PfandBG
Last update: Sep 2006
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Ratings	public-sector *Pfandbriefe*	mortgage *Pfandbriefe*
S&P	AAA	-
Moody´s	Aaa	Aa1
Fitch Ratings	AAA	AAA

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london@essenhyp.com

Paris
9, avenue de Friedland
75008 Paris
France
Tel.: +33 1 42 25 25 30
Fax: +33 1 42 25 25 39
paris@essenhyp.com

New York
845 Third Avenue
6th Floor, Suite 632
New York, NY, 10022
United States
Tel.: + 1646 290 5132
Fax: + 1646 290 5001
newyork@essenhyp.com

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External Links

> **Commerzbank - Our Major Shareholder**
> **vdp - Verband deutscher Pfandbriefbanken**
(Association of German Pfandbrief Banks)

vdp-Pfandbrief Curve



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Credit Research
Last update: Sep 2006
Sec 28 PfandBG
Last update: Sep 2006
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Essen Hyp's Chief Economist Dirk Chlench ranked as one of the top forecasters » more

Ratings	public-sector *Pfand-briefe*	mortgage *Pfand-briefe*
S&P	AAA	-
Moody´s	Aaa	Aa1
Fitch Ratings	AAA	AAA

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Imprint



Hypothekenbank in Essen Aktiengesellschaft is a stock corporation (Aktiengesellschaft) under German law. The bank has its registered office in Essen/Germany and is incorporated in the German Register of Companies (Handelsregister) under HRB No. 7083. The bank and its business activities are subject to the supervision of the Federal Financial Supervisory Authority (BAFin).

Pursuant to Section 27 (a) of the German Value Added Tax Act (UStG) and Article 22 (1) of the Sixth Council Directive 77/388/EEC of May 17, 1977 on the harmonization of the laws of the Member States relating to turnover taxes, the VAT identification number of Hypothekenbank in Essen AG is DE 119654158.

The server for these sites is located in Essen/Germany.

Hypothekenbank in Essen Aktiengesellschaft
Gildehofstraße 1
45127 Essen / Germany
Tel.: +49 201 8135-0
Fax: +49 201 8135-200
› **E-mail: info@essenhyp.com**

Public Relations
Tel.: +49 201 8135-495
Fax: +49 201 8135-469

Secretariat to the Board of Managing Directors
Tel.: +49 201 8135-391

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Last update: Sep 2006
Sec 28 PfandBG
Last update: Sep 2006
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Essen Hyp's Chief Economist Dirk Chlench ranked as one of the top forecasters » more

Ratings	public-sector *Pfandbriefe*	mortgage *Pfandbriefe*
S&P	AAA	-
Moody´s	Aaa	Aa1
Fitch Ratings	AAA	AAA

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Fax: +49 201 8135-200

Board of Managing Directors
Hubert Schulte-Kemper
Michael Fröhner
Burkhard Dallosch

We have tasked Eurohypo AG,
Rheinstr. 3, 65425 Rüsselsheim/Germany,
with the credit servicing process, i.e. the granting and management of loans and the administration of the securities that relate to these loans.

For this purpose, we have authorized and empowered Eurohypo AG to carry out any task relating to credit servicing on our behalf, even prior to loan approval. This authorization includes, in particular, the correspondence with notaries public, land registries, authorities and credit institutions, as well as the issuing of declarations in conjunction with our claims, legal charges and other securities.

Since July 2003 the STATER Deutschland GmbH & Co KG, Hochkreuzallee 1, 53175 Bonn, is also responsible for the credit service, i.e. the administration of loans.

This website has been designed by:

vE & K Werbeagentur GmbH & Co. KG
Herthastr. 7
45131 Essen / Germany
Tel.: +49 201 43772-0
Fax: +49 201 43772-30
> E-mail: **info@ve-k.de**
> Internet: **www.ve-k.de**

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Success needs far-sightedness

This is where you will find facts and figures about Hypothekenbank in Essen AG, including our Annual and Interim Reports, which are available for download. If you wish to learn more about Hypothekenbank in Essen AG, just browse through our presentations on our recent roadshows and our last Capital Market Conference.

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Credit Research
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Sec 28 PfandBG
Last update: Sep 2006
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Essen Hyp's Chief Economist Dirk Chlench ranked as one of the top forecasters » more

Ratings	public-sector *Pfandbriefe*	mortgage *Pfandbriefe*
S&P	AAA	-
Moody´s	Aaa	Aa1
Fitch Ratings	AAA	AAA

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Economic and Interest Rate Outlook G3
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Downloads

These items are available:

Mozart-Roadshow Brussels

- Press photo 1 Mozart-Roadshow Brussels (JPG)
- Press photo 2 Mozart-Roadshow Brussels (JPG)
- Press photo 3 Mozart-Roadshow Brussels (JPG)
- Press photo 4 Mozart-Roadshow Brussels (JPG)

- Presentation Mozart-Roadshow Brussels (PDF)

- Interim Report as of June 30, 2006 (pdf)

- Annual Report 2005 (pdf)

- Your Partner in International Real Estate Financing
- Interim Report as of September 30, 2005 (pdf)

- Annual Report 2004 (pdf)
- Annual Report 2003 (pdf)
- Press Release Annual Report 2003 (pdf)
- Annual Report 2002 (pdf)
- Press Release Annual Report (pdf)
- Annual Report 2001 (pdf)
- Press Release Annual Report (pdf)

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Credit Research
Last update: Sep 2006
Sec 28 PfandBG
Last update: Sep 2006
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Essen Hyp's Chief Economist Dirk Chlench ranked as one of the top forecasters » more

Ratings	public-sector *Pfandbriefe*	mortgage *Pfandbriefe*
S&P	AAA	-
Moody´s	Aaa	Aa1
Fitch Ratings	AAA	AAA

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Economic and Interest Rate Outlook G3
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Impressions

> **Impressions of our Annual Reception on March 23, 2006**

> **03.03.2005, Hotel Metropol, Moskau**
> **10.02.2005, Stadshuset, Stockholm**
> **Impressions of our Annual Reception on March 17, 2005**

> **23.06.2004, John F. Kennedy Library, Boston**
> **21.06.2004, Mandarin Oriental, New York**

> **16.02.2004, Commerzbank-Tower, Frankfurt**
> **26.01.2004, Hotel Principe di Savoia, Milano**
> **13.01.2004, Szépmüvészeti Múzeumba, Budapest**
> **28.11.2003, Grand Hôtel Intercontinental, Paris**
> **27.11.2003, Victoria and Albert Museum, London**
> **21.11.2003, Fundacion Real Fábrica de Tapices, Madrid**

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Credit Research



Last update: Sep 2006

Sec 28 PfandBG

Last update: Sep 2006

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Essen Hyp's Chief Economist Dirk Chlench ranked as one of the top forecasters » more

Ratings	public-sector *Pfandbriefe*	mortgage *Pfandbriefe*
S&P	AAA	-
Moody´s	Aaa	Aa1
Fitch Ratings	AAA	AAA

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Economic and Interest Rate Outlook G3

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4th Capital Market Conference June 15-16, 2005

The success story of our Capital Market Conferences continues

Over the years, the International Capital Market Conference of Hypothekenbank in Essen AG has become an internationally established forum for the German *Pfandbrief*. "It is a pleasure for us to continue our tradition of an open dialogue this year," emphasized Mr. Hubert Schulte-Kemper, Chairman of the Board of Managing Directors. The guest speech during the opening event was held by Gyula Horn, the former Prime Minister of the Republic of Hungary.

One key issue looked at during the conference was the new German *Pfandbrief* Act, which will come into effect in a few days. Since its foundation in 1987, Hypothekenbank in Essen AG has made a major contribution in establishing Jumbo and Global *Pfandbriefe* as an attractive investment – and in increasing their quality standards. Our success in this business segment made us one of the biggest private issuers worldwide. Demand from international investors for covered bonds has kept increasing. This is why several countries now launch covered bonds that are modeled on the German *Pfandbrief*. Consequently, our discussions focused on developing joint strategies to preserve and strengthen the *Pfandbrief's* position as an attractive investment, combining attractive yields and low risk. Other issues discussed during the conference include issuance conditions for covered bonds, true sales, structured *Pfandbriefe*, trends in public-private partnerships and the future competitiveness of Germany as an economic location. Capital market executives, analysts, investment specialists, experts and investors from all over the world took the opportunity to share their views on the international capital markets and global economic developments in several lectures and discussion panels. The opinion of the participants was unanimous: Essen Hyp's capital market conference is an event not to be missed by capital market players, and even the longest journey to Essen is worthwhile.

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Credit Research
Last update: Sep 2006
Sec 28 PfandBG
Last update: Sep 2006
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Essen Hyp's Chief Economist Dirk Chlench ranked as one of the top forecasters » more

Ratings	public-sector *Pfandbriefe*	mortgage *Pfandbriefe*
S&P	AAA	-
Moody´s	Aaa	Aa1
Fitch Ratings	AAA	AAA

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> **Impressions of the 4th Capital Market Conference**
> **Videos and Download presentations**

> **Impressions 3rd Capital Market Conference**

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Disclaimer

Legal Information

The information and statements contained in the web sites of Hypothekenbank in Essen AG have been carefully reviewed and/or obtained from unchecked publicly accessible sources we believe to be reliable. However, we have only checked the information obtained from these sources for plausibility and not for accuracy. Despite all care, Hypothekenbank in Essen AG does not assume any liability or guarantee for the timeliness, completeness and accuracy of the information provided on its web sites. The same applies to information obtained from other web sites, which can be accessed via hyperlinks. Hypothekenbank in Essen AG assumes no responsibility for the contents of such web sites.

No advice
The data contained in our web sites and/or the publications available for download do not include all material information that would be required for an investment decision. They merely constitute non-binding statements and views about markets and products believed to be correct at the time of publication. In particular, the information does not constitute an offer in the legal sense of the term.

Use of our web site
Contents and structure of the web sites of Hypothekenbank in Essen AG are copyright protected. Any reproduction or use of information or data content requires the prior written approval of Hypothekenbank in Essen AG.

Privacy Policy

Privacy statement
This privacy statement applies to **www.essenhyp.de** and **www.essenhyp.com**, the web sites of Hypothekenbank in Essen AG. As

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Credit Research
Last update: Sep 2006
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Essen Hyp's Chief Economist Dirk Chlench ranked as one of the top forecasters » more

Ratings	public-sector *Pfandbriefe*	mortgage *Pfandbriefe*
S&P	AAA	-
Moody´s	Aaa	Aa1
Fitch Ratings	AAA	AAA

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the owner of these sites, Hypothekenbank in Essen AG is responsible for their contents. The pages of our web sites may contain links to other content providers inside or outside of Hypothekenbank in Essen AG to whom this privacy statement does not apply. Personal data received via the web sites of Hypothekenbank in Essen AG will only be collected, processed and used in accordance with the provisions of German data protection and privacy laws.

How will personal data and information received from you be used?
Various types of personal data and other information result from our web sites. We will use this data as follows:

- If you send us a message or give us instructions online (e.g. you order a copy of our Annual Report), we will use the data submitted by you only for the purpose of processing your request.

- If you register for a certain service (e.g. an e-mail newsletter), we will use the personal data received from you only to the extent that this is required for providing such service.

- We keep anonymous records of the hits our web sites receive. These records are evaluated for statistical purposes, in order to analyze and continually improve the navigation structure of our web sites.
  Depending on the access protocol the following information will be included in the log file:
  - IP address of the remote computer
  - date and time of the request
  - information submitted by the remote computer (e.g. file name)
  - access status of the web server (file transferred, file not found, command not processed etc.)
  - name of the requested file
  - URL from which the file was requested and/or the requested service was accessed
  - information about the web browser used

Who will process and have access to the personal data and information received from you?
Your enquiries and messages will be processed by employees of Hypothekenbank in Essen AG. The technical implementation of our web

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sites is the responsibility of an external service provider. This service provider has undertaken to process any and all personal data and information received via our web sites only in accordance with the instructions of Hypothekenbank in Essen AG. We will not pass on any personal data and information received from you to third companies.

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Info Pool

Press



Contact:
Dr. Kerstin Kipper
Tel.: +49 201 8135-626
Fax: +49 201 8135-135
E-mail: **kerstin.kipper@essenhyp.com**

Her replacement up to April 1, 2007 is:
Caroline Fischer
Head of Public Relations Management
Tel.: +49 201 8135-495
E-mail: **caroline.fischer@essenhyp.com**

› **Press Release of Hypothekenbank in Essen AG as of October 17, 2006 "Essen Hyp goes down under"**

› **Press Release of Hypothekenbank in Essen AG as of September 05, 2006 "Essen Hyp started its series of Mozart Roadshows in Paris"**

› **Press Release of Hypothekenbank in Essen AG as of August 24, 2006 "Essen Hyp purchases AHBR real estate loan portfolio"**

› **Press Release concerning the Business Results of Hypothekenbank in Essen AG as of June 30, 2006 (PDF)**

› **S&P Press Release as of May 16, 2006 (PDF)**

› **Press Release of Hypothekenbank in Essen AG on the Annual Accounts 2005**

› **Press Release of Hypothekenbank in Essen AG as of March 1, 2006. "New Head of Capital Markets at Hypothekenbank in Essen AG"**

› **Press Release of Hypothekenbank in Essen AG as of March 1, 2006. "New Member of the Board of Managing Directors of Hypothekenbank in Essen AG"**

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vdp-Pfandbrief Curve



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Credit Research
Last update: Sep 2006
Sec 28 PfandBG
Last update: Sep 2006
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Essen Hyp's Chief Economist Dirk Chlench ranked as one of the top forecasters » more

Ratings	public-sector *Pfand-briefe*	mortgage *Pfand-briefe*
S&P	AAA	-
Moody´s	Aaa	Aa1
Fitch Ratings	AAA	AAA

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Economic and Interest Rate Outlook G3
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> **Press Release of Hypothekenbank in Essen AG as of December 13, 2005. "Moody's upgraded the rating of Essen Hyp's mortgage Pfandbriefe from Aa2 to Aa1"**

> **Press Release "Essen Hyp captures the U.S. market with its new Pfandbrief" as of December 1, 2005**

> **Press Release "FitchRatings upgrades Essen Hyp rating from A- to A" as of November 3, 2005**

> **Press Release "Interest Rate Experts Meet at Essen Hyp" as of November 2, 2005**

> **Press Release "Essen Hyp's business and earnings performance once again satisfactory" concerning the Interim Report as of September 30, 2005**

> **Press Release "New Pfandbrief Act spurs Essen Hyp's capital market activities" (as of August 19, 2005)**

> **Press Release concerning the Business Results of Hypothekenbank in Essen AG (as of June 30, 2005)**

> **Press Release "More than 600 guests from all around the world at Essen Hyp's 4th International Capital Market Conference" (as of June 23, 2005 - PDF)**

> **Press Release "Dow Jones to launch index tracking the euro" (as of June 17, 2005 - PDF)**

> **Press Release "America's Twin Deficits: Manageable Problems or Ticking Time Bombs?" (as of June 14, 2005 - PDF)**

> **Press Release "Essen Hyp will have a closer look at public private partnership projects" (as of June 10, 2005 - PDF)**

> **Press Release "World Economic Forum at Essen Hyp's Capital Market Conference" (as of June 9, 2005 - PDF)**

> **Press Release "Essen Hyp intensifies its business relations to investors from the Middle East" (as of June 8, 2005 - PDF)**

> **Press Release "Lending business" (as of June 01, 2005 - PDF)**

> **Press Release "Interest Rate Forecast Meeting of Essen Hyp**

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with Prof. Peter Bofinger" (as of March 22, 2005 - PDF)

› **Press Release "Business results 2004"
(as of March 18, 2005 - PDF)**

› **Press Release "Essen Hyp and Dr. Helmut Kohl in Moscow"
(as of March 7, 2005 - PDF)**

› **Public-sector Pfandbrief rating upgraded
(as of February 17, 2005 - PDF)**

› **Press Release "Essen Hyp and Dr. Helmut Kohl: Taking the Pfandbrief around the world" (as of February 16, 2005 - PDF)**

› **Press Release "Interest rates at an all-time low"
(as of February 9, 2005 - PDF)**

› **Press Release "Hypothekenbank in Essen AG continues to grow" (as of January 27, 2005 - PDF)**

› **Press Release "Public-Sector Global Pfandbrief of Essen Hyp successfully placed" (as of November 11, 2004 - PDF)**

› **Press Release of Hypothekenbank in Essen AG
concerning the Interim Report (as of September 30, 2004 - PDF)**

› **Download picture (jpg 1.8 Mbyte) of Hubert Schulte-Kemper,
Chairman of the Board of Managing Directors**

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Hypothekenbank in Essen Aktiengesellschaft
Gildehofstraße 1
45127 Essen/ Germany
Tel.: +49 201 8135-0
Fax.: +49 201 8135-200
> **E-mail: info@essenhyp.com**

Public Relations
Tel.: +49 201 8135-495
Fax.: +49 201 8135-469

Secretariat to the Board of Managing Directors
Tel.: +49 201 8135-391
Fax.: +49 201 8135-200

Whether criticism, suggestions, wishes or questions - there are lots of reasons to send us an e-mail. Above all we welcome each response!
> **Contact**

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Ratings	**public-sector *Pfandbriefe***	**mortgage *Pfandbriefe***
S&P	AAA	-
Moody´s	Aaa	Aa1
Fitch Ratings	AAA	AAA

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vdp-Pfandbrief Curve



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Credit Research
Last update: Sep 2006
Sec 28 PfandBG
Last update: Sep 2006
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Essen Hyp's Chief Economist Dirk Chlench ranked as one of the top forecasters » more

Ratings	public-sector *Pfandbriefe*	mortgage *Pfandbriefe*
S&P	AAA	-
Moody´s	Aaa	Aa1
Fitch Ratings	AAA	AAA

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Economic and Interest Rate Outlook G3
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Interest Rate Forecast *Meeting*
Economists and portfolio managers from all over Germany participate in these meetings and discuss the future interest rate and economic development.
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